As filed with the Securities and Exchange Commission on February 14, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIISAGE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7373	04-3320515
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

296 Concord Road,

Billerica, MA 01821

(978)-932-2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Bernard C. Bailey

Chief Executive Officer

Viisage Technology, Inc.

296 Concord Road, Third Floor

Billerica, MA 01821

(978) 932-2200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Charles J. Johnson, Esq. Frederick P. Callori, Esq. Choate, Hall & Stewart LLP Two International Place Boston, MA 02210 (617) 248-5000	Elliot J. Mark, Esq. Senior Vice President and General Counsel Viisage Technology, Inc. 296 Concord Road Third Floor Billerica, MA 01821 (978) 932-2200	Mark S. Molina, Esq. Chief Legal Officer and Secretary Identix Incorporated 5600 Rowland Road, Suite 205 Minnetonka, MN 55343 (952) 932-0888	Richard A. Peers, Esq. Kyle Guse, Esq. Heller Ehrman LLP 275 Middlefield Road Menlo Park, California 94025-3506 (650) 324-7000

Approximate date of commencement of proposed sale of the securities to the public:    Upon the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common stock, par value $0.001 per share	45,569,966	(1)	Not Applicable	$757,251,445	(2)	$81,025.90

(1)	Represents the maximum number of shares of Viisage common stock, par value $0.001 per share, that may be issued in connection with the merger described herein equal to the product obtained by multiplying (i) 96,342,423, which represents the maximum number of shares of Identix common stock to be canceled in connection with the merger described herein assuming the exercise of all vested Identix options and warrants expected to be assumed by Viisage by (ii) the exchange ratio of 0.473.
(2)	Estimated solely for the purpose of computing the amount of the registration fee required by the Securities Act of 1933, as amended, and pursuant to Rules 457(c) and (f) of the Securities Act, equal to the product obtained by multiplying (i) $7.86, the average of the high and low per share prices of common stock, par value $0.001 per share, of Identix, as reported on the Nasdaq National Market on February 13, 2006 by (ii) the maximum number of shares of Identix common stock to be canceled in connection with the merger described herein.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Viisage may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                     [        ], 2006

Dear Viisage and Identix Stockholders:

A MERGER PROPOSAL—YOUR VOTE IS IMPORTANT

Viisage Technology, Inc. and Identix Incorporated have agreed to a merger whereby Identix will merge with a subsidiary of Viisage, and Identix will become a wholly owned subsidiary of Viisage. At the closing of the merger, Viisage will change its name to                     . We are proposing this merger to our respective stockholders because we believe the combined strengths of our two companies will enable us to create a global leader in the identity and security industry.

When the merger is completed, stockholders of Identix will be entitled to receive for each share of Identix common stock 0.473 of a share of Viisage common stock. Approximately [            ] shares of Viisage common stock will be issued in connection with the merger. In addition, approximately [            ] shares will be issuable on exercise of Identix options and [            ] shares issuable on exercise of Identix warrants to be assumed by Viisage. Viisage’s common stock is listed on the Nasdaq National Market under the trading symbol “VISG” and Identix’ common stock is listed on the Nasdaq National Market under the trading symbol “IDNX”. On [                    ], 2006, the closing price of Viisage common stock was $[            ] and the closing price of Identix common stock was $[            ] per share, each as reported on the Nasdaq National Market.

After careful consideration, the Viisage board of directors recommends that Viisage stockholders vote FOR the proposal to approve the issuance of shares of Viisage common stock in connection with the merger and FOR the proposals to amend Viisage’s certificate of incorporation as described in this joint proxy statement/prospectus.

After careful consideration, the Identix board of directors recommends that Identix stockholders vote FOR the proposal to adopt the merger agreement that has been entered into between the parties.

This joint proxy statement/prospectus provides detailed information concerning Viisage, Identix, the merger and proposals related to the merger. We encourage you to read this joint proxy/prospectus, including the section entitled “ Risk Factors” that begins on page 16.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting of stockholders of your company, please submit a proxy as soon as possible to make sure your shares are represented at your company’s special meeting. Please take the time to submit your proxy by following the instructions presented by your company in this joint proxy/prospectus.

We strongly support this combination of our companies and join with our boards of directors in recommending that you vote in favor of the proposals relating to the merger.

Bernard C. Bailey President and Chief Executive Officer of Viisage Technology, Inc.	Dr. Joseph J. Atick President and Chief Executive Officer of Identix Incorporated

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the issuance of common stock in connection with the merger or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2006, and is first being mailed to stockholders of both Identix and Viisage on or about                     , 2006.

In connection with this offering, no person is authorized to give any information or to make any representations not contained in this joint proxy statement/prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by Viisage or Identix. This joint proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this joint proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not assume from the delivery of this joint proxy statement/prospectus, nor from any sale made under this joint proxy statement/prospectus, that Viisage’s or Identix’ affairs are unchanged since the date of this joint proxy statement/prospectus or that the information contained in this joint proxy statement/prospectus is correct as of any time after the date of this joint proxy statement/prospectus.

Viisage Technology, Inc.

296 Concord Road, Third Floor

Billerica, MA 01821

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On                     , 2006

To Our Stockholders:

You are cordially invited to attend a special meeting of the stockholders of Viisage Technology, Inc., a Delaware corporation, at [    ], Eastern Daylight Time, on                     , 2006 at 296 Concord Road, Third Floor, Billerica, MA 01821.

At the special meeting of the stockholders, you will be asked to:

1.	Consider and vote upon a proposal to approve the issuance and reservation for issuance of shares of Viisage common stock to holders of Identix Incorporated securities pursuant to the Agreement and Plan of Reorganization, dated as of January 11, 2006, by and among Viisage, VIDS Acquisition Corp., a wholly owned subsidiary of Viisage, and Identix, as the same may be amended from time to time;

2A.	Consider and vote upon a proposal to approve an amendment to Viisage’s certificate of incorporation to increase the authorized number of shares of common stock of Viisage from 75,000,000 shares, $0.001 par value per share, to 125,000,000 shares, $0.001 par value per share, and correspondingly change Viisage’s total number of authorized shares of capital stock from 77,000,000 shares to 127,000,000 shares;

2B.	Consider and vote upon a proposal to approve an amendment to Viisage’s certificate of incorporation to change Viisage’s name to ;

2C.	Consider and vote upon a proposal to approve an amendment to Viisage’s certificate of incorporation to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships;

2D.	Consider and vote upon a proposal to approve an amendment to Viisage’s certificate of incorporation to require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors;

2E.	Consider and vote upon a proposal to approve an amendment to Viisage’s certificate of incorporation to provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to Proposals 2C or 2D; and

3.	Consider and vote upon an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

While these proposals are being voted upon separately, each of the first six proposals must be approved in order for any of them to be implemented.

These proposals are more fully described in the accompanying joint proxy statement/prospectus, which we encourage you to read very carefully. A copy of the Agreement and Plan of Reorganization is attached as Annex A to the joint proxy statement/prospectus. No other business will be presented at the special meeting.

Only Viisage stockholders of record at the close of business on                     , 2006, the record date, are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. A list of stockholders eligible to vote at the meeting will be available for your review during our regular business hours at our headquarters in Billerica, Massachusetts for at least ten days prior to the special meeting for any purpose related to the special meeting.

The board of directors of Viisage recommends that you vote FOR Proposal No. 1 for the issuance and reservation for issuance of shares in connection with the merger, FOR Proposals No. 2A-2E for the amendments to Viisage’s certificate of incorporation and FOR Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

Whether or not you plan to attend the special meeting in person, to ensure that your shares are represented at the special meeting, we encourage you to submit your proxy by telephone, Internet or mail in the enclosed postage-paid envelope. Any executed but unmarked proxy cards will be voted for approval of each of the seven Proposals described above. Returning your proxy does not deprive you of your right to attend the special meeting and to vote your shares in person. You may revoke your proxy in the manner described in this joint proxy statement/prospectus at any time before it has been voted at the special meeting.

By Order of the Board of Directors of Viisage Technology, Inc.

Bernard C. Bailey President and Chief Executive Officer

                    , 2006

Billerica, Massachusetts

IDENTIX INCORPORATED

5600 Rowland Road, Suite 205

Minnetonka, MN 55343

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On                     , 2006

To Our Stockholders:

You are cordially invited to attend a special meeting of stockholders of Identix Incorporated, a Delaware corporation, at the Hotel Sofitel, 5601 West 78th Street, Bloomington, Minnesota 55439 on [                    ], 2006 at [        ] a.m., Central Daylight Time.

At the special meeting of stockholders, you will be asked to:

1.	Consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, dated as of January 11, 2006, by and among Viisage, VIDS Acquisition Corp., a wholly owned subsidiary of Viisage, and Identix, as the same may be amended from time to time, providing for the merger of VIDS Acquisition Corp. with and into Identix whereby, among other things, each outstanding share of Identix common stock will be converted into the right to receive 0.473 of a share of Viisage common stock; and

2.	Consider and vote upon an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

Each of the foregoing items of business is more fully described in this joint proxy statement/prospectus, which we encourage you to read carefully. Stockholders of record at the close of business on                     , 2006, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Adoption of the Agreement and Plan of Reorganization will require the affirmative vote of a majority of the outstanding shares of Identix common stock entitled to vote.

The board of directors of Identix recommends that you vote FOR Proposal No. 1 for adoption of the Agreement and Plan of Reorganization and FOR Proposal No. 2 for an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1.

To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided or follow the telephone or Internet proxy submission instructions on the proxy card, whether or not you plan to attend the special meeting in person. Any executed but unmarked proxy cards will be voted for adoption of the Agreement and Plan of Reorganization and approval of Proposal No. 2. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. Any stockholder attending the special meeting may vote in person even if such stockholder has returned a proxy card or submitted a proxy by telephone or using the Internet.

By Order of the Board of Directors of Identix Incorporated

Dr. Joseph J. Atick President and Chief Executive Officer

Minnetonka, Minnesota

                    , 2006

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Identix from documents filed with the Securities and Exchange Commission that are not included in or delivered with this joint proxy statement/prospectus. This joint proxy statement/prospectus does not include some information included in the registration statement on Form S-4 filed with the Securities and Exchange Commission by Viisage, of which this proxy statement/prospectus is a part, or information included in the exhibits to the registration statement.

Viisage and Identix will provide you with copies of this information, without charge, upon written or oral request to:

Viisage Technology, Inc. 296 Concord Road, Third Floor Billerica, MA 01821 Attention: Maureen Todaro Telephone: (978) 932-2438	Identix Incorporated 5600 Rowland Road, Suite 205 Minnetonka, Minnesota 55343 Attention: Damon Wright Telephone: (952) 979-8485

In order for you to receive timely delivery of the documents in advance of the special meetings, such request should be received no later than                     , 2006 (which is at least five business days before the date of the special meetings). Upon timely request, the information you requested will be mailed to you by first class mail by the next business day.

See “Where You Can Find More Information” beginning on page 180.

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PAGE
THE MERGER AGREEMENT	87

General	87
Closing Matters	87
Consideration to be Received in Connection with the Merger; Treatment of Stock Options	87
Exchange of Certificates in the Merger	88
Fractional Shares	89
Listing of Common Stock of the Combined Company	89
Covenants	89
Prohibition from Soliciting Other Proposals	91
Stockholder Meetings	93
Governmental and Third Party Approvals	93
State Takeover Statutes	93
Divestiture	93
Fees and Expenses	94
Equity Awards and Employee Benefits	94
Viisage Corporate Governance	94
Representations and Warranties	95
Conditions to Completion of the Merger	95
Termination of the Merger Agreement	97
Termination Fee	97
Amendments	98
Other Agreements	98

VIISAGE PROPOSALS NO. 2A-2E—AMENDMENTS TO THE VIISAGE CERTIFICATE OF INCORPORATION	100

Proposal No. 2A: Proposal to Increase the Authorized Number of Shares of Common Stock	100
Proposal No. 2B: Proposal to Change the Name of Viisage	101
Proposal No. 2C: Proposal to Grant Full and Exclusive Power and Authority Otherwise Conferred to the Viisage Board of Directors to the Nominating and Governance Committee of the Board of Directors	101
Proposal No. 2D: Proposal to Require Approval of Two Thirds of the Entire Board of Directors and Independent Directors to Change the Size of the Board of Directors	102
Proposal No. 2E: Proposal to Provide for the Approval of Two Thirds of the Entire Board of Directors and Independent Directors for Specified Actions	103

VIISAGE PROPOSAL NO. 3—POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING	104

IDENTIX PROPOSAL NO. 2—POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING	105

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	106

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS	110

DESCRIPTION OF VIISAGE’S COMMON STOCK	114

COMPARISON OF RIGHTS OF HOLDERS OF VIISAGE COMMON STOCK AND IDENTIX COMMON STOCK AND CORPORATE GOVERNANCE MATTERS	116

Voting	116
Special meeting of stockholders	116

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Viisage and the Viisage logo are trademarks or registered trademarks of Viisage or its affiliates in the United States and other countries.

Identix and the Identix logo are trademarks or registered trademarks of Identix Incorporated or its affiliates in the United States and other countries.

Additional company and product names may be trademarks of their respective owners.

This joint proxy statement/prospectus is based on information provided by Viisage, Identix and other sources that Viisage and Identix believe to be reliable. This joint proxy statement/prospectus summarizes certain documents filed as exhibits hereto. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 180.

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND SPECIAL MEETINGS OF STOCKHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Viisage and Identix special meetings and the merger. These questions and answers may not address all of the information that may be important to you. Please refer to the more detailed information contained elsewhere in this joint proxy statement/prospectus, the annexes to this joint proxy statement/prospectus and in the documents referred to or incorporated by reference in this joint proxy statement/prospectus.

Q:	What is the merger?

A:	Viisage and Identix have entered into an Agreement and Plan of Reorganization, dated as of January 11, 2006 (referred to in this joint proxy statement/prospectus as the merger agreement), that contains the terms and conditions of the proposed business combination of Viisage and Identix. Under the merger agreement, Identix and VIDS Acquisition Corp., a wholly owned subsidiary of Viisage, will merge, with Identix surviving as a wholly owned subsidiary of Viisage (referred to as the merger). The shares of Viisage common stock issued to Identix stockholders in connection with the merger are expected to represent approximately 59% of the outstanding shares of Viisage common stock immediately following the closing of the merger, based on the number of shares of Viisage and Identix common stock outstanding on the Identix record date. Although Viisage will change its name to [ ] at the closing of the merger, [ ] is referred to as “Viisage” or the “combined company” in this joint proxy statement/prospectus.

For a more complete description of the merger, see the section entitled “The Merger” on page 56.

Q:	Why are Viisage and Identix merging?

A:	Both Viisage and Identix believe that combining the two companies will expand and better serve the addressable market and result in greater long-term growth opportunities than either company has operating alone. The combined company will be able to address its customers’ needs for end-to-end identity protection solutions and unlock the potential of both organizations’ strengths in biometrics, credentialing and imaging solutions. Viisage and Identix expect completion of the merger will enable the combined company to:

•	blend complementary assets, skills and strengths that will result in a balanced end-to-end product, services and integration provider;

•	support the growing market for multiple identity programs and meet rigorous government mandates;

•	better serve the needs of customers by providing a comprehensive portfolio of product and service offerings;

•	utilize an extensive network and product suite and continue development and deployment of new and improved technologies and equipment;

•	take advantage of financial synergies;

•	have the scale, size and flexibility to better compete in the marketplace; and

•	be led by an experienced management team.

With its broader product offering and increased scale, the combined company will be strongly positioned to deliver comprehensive solutions for protecting and securing personal identities on a global scale.

Q:	Why am I receiving this joint proxy statement/prospectus?

A.

You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of either Viisage or Identix, and thus you may be entitled to vote at such company’s special meeting. This

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document serves as both a joint proxy statement of Viisage and Identix, used to solicit proxies for the special meetings, and as a prospectus of Viisage, used to offer shares of Viisage common stock in exchange for shares of Identix common stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the special meetings of Viisage and Identix, and you should read it carefully.

Q:	What is required to complete the merger?

A.	To complete the merger, Viisage stockholders must approve the issuance and reservation for issuance of shares of Viisage common stock in connection with the merger and approve amendments to Viisage’s certificate of incorporation to increase the authorized number of shares of common stock; change Viisage’s name; grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board, or to fill vacancies on the board or newly created directorships; require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors; provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to the preceding two proposals. In addition, Identix stockholders must adopt the merger agreement. In addition to obtaining stockholder approval, Viisage and Identix must satisfy or waive all other closing conditions set forth in the merger agreement. Those conditions include, for example, termination or expiration of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 and that Viisage and L-1 Investment Partners, LLC (referred to as L-1) shall have entered into a termination and noncompete agreement in a form satisfactory to Identix. For a more complete discussion of the conditions to the closing, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” and for more information relating to the termination and noncompete agreement, see “Certain Relationships and Related Transactions—Relationship with L-1 Investment Partners, LLC.”

Q:	What will Identix stockholders be entitled to receive pursuant to the merger?

A.	If the merger is completed, Identix common stockholders will be entitled to receive 0.473 shares of Viisage common stock for each outstanding share of Identix common stock they hold at the time of the closing of the merger and cash in lieu of any fractional shares of Viisage common stock otherwise issuable in connection with such conversion.

Based on the exchange ratio and the number of shares of Identix common stock outstanding as of the Identix record date, a total of approximately                          shares of Viisage common stock will be issued in connection with the merger to holders of Identix common stock.

For a more complete description of what Identix stockholders will receive in the merger, see the section entitled “The Merger Agreement—Consideration to be Received in Connection with the Merger; Treatment of Stock Options” on page 87.

Q.	Why does Viisage need to amend its certificate of incorporation?

A.

The amendment to Viisage’s certificate of incorporation authorizing additional shares of common stock is required by the merger agreement and is necessary for Viisage to have enough authorized common stock to close the merger and have the flexibility to meet business needs and take advantage of opportunities as they arise. The additional shares would also be available for other corporate purposes, such as acquisitions of businesses and for Viisage’s employee benefit plans. In addition, as required by the merger agreement, Viisage is also proposing to amend its certificate of incorporation to change Viisage’s name; to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board, or to fill vacancies on the board or newly created directorships; require approval of two thirds of the entire board of directors and independent

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directors to change the size of the board of directors; and provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to the preceding two proposals.

Q:	How does Viisage’s board of directors recommend that I vote?

A.	After careful consideration, Viisage’s board of directors recommends that Viisage stockholders vote FOR Proposal No. 1 to approve the issuance and reservation for issuance of shares of Viisage common stock in connection with the merger, FOR Proposals No. 2A-2E to approve amendments to Viisage’s certificate of incorporation to increase the authorized number of shares of common stock of Viisage from 75,000,000 shares to 125,000,000 shares, and correspondingly change Viisage’s total number of authorized shares of capital stock from 77,000,000 shares to 127,000,000 shares; change Viisage’s name; to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships; require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors; and provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to the preceding two proposals and FOR Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals. While Proposal No. 1 and Proposals No. 2A-2E are being voted upon separately, each of these six proposals must be approved in order for any of them to be implemented.

For a description of the reasons underlying the recommendations of Viisage’s board, see the sections entitled “The Merger—Our Reasons for the Merger” and “—Other Factors Considered by the Viisage Board” on pages 58 and 59, the sections entitled “Viisage Proposals No. 2A-2E” on pages 100 to 103 and the section entitled “Viisage Proposal No. 3” on page 104.

Q:	How does Identix’ board of directors recommend that I vote?

A.	After careful consideration, Identix’ board of directors recommends that the Identix stockholders vote FOR Proposal No. 1 to adopt the merger agreement and FOR Proposal No. 2 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

For a description of the reasons underlying the recommendation of Identix’ board, see the sections entitled “The Merger—Our Reasons for the Merger” and “—Other Factors Considered by the Identix Board” on pages 58 and 61 and the section entitled “Identix Proposal No. 2” on page 105.

Q:	What stockholder approvals are required for Viisage?

A.	The affirmative vote of holders of a majority of the shares of Viisage common stock, present in person or represented by proxy at the special meeting and voting on the matter (assuming that a quorum is present), is required to approve Proposal No. 1 regarding the issuance and reservation for issuance of Viisage common stock.

The affirmative vote of holders of a majority of the outstanding shares of Viisage common stock is required to approve Proposals No. 2A-2B regarding amendments to Viisage’s certificate of incorporation.

The affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock is required to approve Proposals No. 2C-2E regarding amendments to Viisage’s certificate of incorporation.

The affirmative vote of holders of a majority of the shares of Viisage common stock present in person or represented by proxy at the special meeting and voting on the matter is required to approve Proposal No. 3 regarding adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1 or Proposals No. 2A-2E.

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Q:	How many votes do Viisage stockholders have?

A.	Each holder of record of Viisage common stock as of , 2006 will be entitled to one vote for each share of common stock held on that date.

Q:	What stockholder approvals are required for Identix?

A.	The affirmative vote of holders of a majority of the voting power of the outstanding shares of Identix common stock is required to approve Proposal No. 1 regarding the adoption of the merger agreement.

The affirmative vote of holders of a majority of the outstanding shares of Identix common stock, present in person or represented by proxy at the special meeting entitled to vote thereon, is required to approve Proposal No. 2 regarding adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1.

Q:	How many votes do Identix stockholders have?

A.	Each holder of record of Identix common stock as of , 2006 will be entitled to one vote for each share of common stock held on that date.

Q:	What do I need to do now?

A.	We encourage you to read this joint proxy statement/prospectus carefully, including its annexes, and then vote your proxy for the relevant proposals.

If you are a Viisage stockholder, you may vote in person at the Viisage special meeting or submit a proxy using the enclosed proxy card or via the Internet or telephone.

•	To vote in person, come to the special meeting, and you will be given a ballot when you arrive.

•	To submit a proxy, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the meeting, your shares will be voted as you direct.

If you are a registered stockholder (that is, if you hold your stock in certificate form), you may submit a proxy by telephone or electronically through the Internet by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker or nominee to determine whether you will be able to submit voting instructions by telephone or electronically. The deadline for the submission of voting instructions by telephone or electronically is 11:59 p.m., Eastern Daylight Time, on                         , 2006.

If you are an Identix stockholder, you may vote in person at the Identix special meeting or vote by proxy using the enclosed proxy card or via the Internet or telephone.

•	To vote in person, come to the special meeting, and you will be given a ballot when you arrive.

•	To vote by proxy, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the meeting, your shares will be voted as you direct.

If you are a registered stockholder (that is, if you hold your stock in certificate form), you may submit a proxy by telephone or electronically through the Internet by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker or nominee to determine whether you will be able to submit voting instructions by telephone or electronically. The deadline for the submission of voting instructions by telephone or electronically is 11:59 p.m., Eastern Daylight Time, on                         , 2006.

IV

Please also see the instructions included with the enclosed proxy card. Regardless of whether you return your proxy card, you may attend the applicable special meeting and vote your shares in person.

Q:	What happens if I do not vote?

A.	The failure of a Viisage stockholder to vote in person or by proxy will not affect the outcome of Viisage Proposal No. 1 or Viisage Proposal No. 3, if a quorum is present at the special meeting, but will have the effect of voting AGAINST Viisage Proposals No. 2A-2E. However, failure to vote on Viisage Proposal No. 1 or Viisage Proposal No. 3 will reduce the number of votes required to approve those proposals. While these proposals are being voted upon separately, each of Proposals No. 1 and 2A-2E must be approved in order for any of them to be implemented.

The failure of an Identix stockholder to vote in person or by proxy will have the effect of voting AGAINST Identix Proposal No. 1. The failure of an Identix stockholder to vote in person or by proxy will not affect the outcome of Identix Proposal No. 2. However, failure to vote on Identix Proposal No. 2 will reduce the number of votes required to approve that proposal.

Q:	May I change my vote after I have submitted my proxy?

A.	Yes. You may revoke your proxy at any time before your proxy is voted at the special meeting. You can do this in any of three ways:

•	First, you can send a written, dated notice to the Secretary of Viisage or Identix, as applicable, stating that you would like to revoke your proxy.

•	Second, you can complete, date and submit a new later-dated proxy card.

•	Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:	If my shares of Viisage stock or Identix stock are held in “street name” by my broker, will my broker vote my shares for me?

A.	Your broker will not be able to vote your shares of Viisage or Identix common stock unless you provide your broker with instructions on how to vote your shares. You should follow the procedure provided by your broker and instruct your broker to vote your shares for your shares to be voted.

Q:	What are the material federal income tax consequences of the merger to me?

A.	The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, and it is a closing condition to the merger that Viisage and Identix receive opinions of their respective counsel regarding such qualification. As a result of the merger’s qualification as a reorganization, Identix stockholders will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Identix common stock for shares of Viisage common stock, except with respect to cash received in lieu of fractional shares of Viisage common stock.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we encourage you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

For more information, see the section entitled “The Merger—Material United States Federal Income Tax Considerations” on page 83.

V

Q:	Should I send in my Identix stock certificates now?

A.	No. After the merger is completed, you will receive written instructions from Viisage or the exchange agent explaining how to exchange your shares of Identix common stock for the merger consideration.

Q:	When do you expect the merger to be completed?

A.	We anticipate that the closing of the merger will occur in the second calendar quarter of 2006, but we cannot predict the exact timing. For more information, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” on page 95.

Q:	Am I entitled to appraisal rights?

A.	Holders of Viisage common stock and Identix common stock are not entitled to appraisal rights under the General Corporation Law of the State of Delaware in connection with the merger. For more information, see the section entitled “The Merger—No Appraisal Rights” on page 85.

Q.	How will the merger affect my stock options to acquire Identix common stock and restricted shares?

A.	At the effective time of the merger, each outstanding option to purchase Identix common stock will be assumed by Viisage and converted into an option to purchase Viisage common stock. Each outstanding Identix restricted share will be converted into a right to receive restricted shares of Viisage common stock.

The number of shares of Viisage common stock subject to each assumed option and each restricted share will be equal to the number of shares of Identix common stock subject to the option or restricted share multiplied by the exchange ratio of 0.473, rounded down to the nearest whole number (with no cash being payable for any fractional share eliminated by such rounding). The exercise price per share for shares of Viisage common stock under each assumed option will equal the exercise price for the Identix common stock under the option divided by 0.473, rounded up to the nearest whole cent. After adjusting the assumed options to purchase Identix common stock and the restricted shares to reflect the application of the exchange ratio and the assumptions by Viisage, all other terms of the assumed options and the restricted shares will remain unchanged. Some holders of Identix restricted shares will be entitled to acceleration of vesting upon the closing of the merger. For more information as it relates to some of Identix’ directors and executive officers, see “The Merger—Interests of Certain Identix Persons in the Merger” on page 79.

Q:	Who is paying for this proxy solicitation?

A.	Viisage and Identix are jointly conducting this proxy solicitation and will share the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. Viisage estimates that its proxy solicitor fees will be approximately $[ ] and Identix estimates that its proxy solicitor fees will be approximately $[ ]. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners. If you choose to access the proxy materials and/or submit your proxy over the Internet, you are responsible for any related Internet access charges you may incur. If you choose to submit your proxy by telephone, you are responsible for any related telephone charges you may incur.

VI

Q:	Who can help answer my questions?

A.	If you would like to receive additional copies of this joint proxy statement/prospectus, without charge, or if you have questions about the merger or the special meeting, including the procedures for voting your shares, you should contact:

If you are a Viisage Stockholder:	If you are a Identix Stockholder:

Viisage Technology, Inc. 296 Concord Road, Third Floor Billerica, Massachusetts 01821 Attn: Maureen Todaro (978) 932-2438	Identix Incorporated 5600 Rowland Road Minnetonka, MN 55343 Attn: Damon Wright (952) 979-8485

Viisage has retained the following firm to assist in the solicitation of proxies:	Identix has retained the following firm to assist in the solicitation of proxies:

The Altman Group 1200 Wall Street West Third Floor Lyndhurst, NJ 07071 (210)-806-7300	D.F. King & Co., Inc. 48 Wall Street New York, NY 10005 (800) 829-6551

You may also obtain additional information about Viisage and Identix from the documents they file with the SEC or by following the instructions in the section entitled “Where You Can Find More Information” on page 180.

VII

SUMMARY

The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this joint proxy statement/prospectus, including the annexes, and the other documents we refer to or incorporate by reference, for a more complete understanding of the merger and other proposals described in this summary. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” that begins on page 180 of this joint proxy statement/prospectus.

Viisage Technology, Inc.

296 Concord Road, Third Floor

Billerica, MA 01821

Telephone No. (978) 932-2200

Viisage delivers advanced technology identity solutions for governments, law enforcement agencies and businesses concerned with enhancing security, reducing identity theft, and protecting personal privacy. Viisage solutions include secure credentials such as passports and drivers’ licenses, biometric technologies for uniquely linking individuals to those credentials, providing fingerprinting products, services and solutions to government, civil, and commercial customers that require criminal background checks and screening and credential authentication technologies to ensure the documents are valid before individuals are allowed to cross borders, gain access to finances, or granted other privileges. With over 3,000 installations worldwide, Viisage’s identity solutions stand out as a result of the Company’s industry-leading technology and unique understanding of customer needs. Viisage’s product suite includes FaceTOOLS(R) SDK, Viisage PROOF(TM), FaceEXPLORER(R), iA-thenticate(R), BorderGuard(R), FacePASS(TM) and FaceFINDER(R).

The common stock of Viisage is traded on the Nasdaq National Market (symbol: VISG). Its website can be accessed at www.viisage.com. The information on Viisage’s website is not a part of this joint proxy statement/prospectus.

Identix Incorporated

5600 Rowland Road

Minnetonka, MN 55343

Telephone No. (952) 932-0888

Identix Incorporated is one of the world’s leading multi-biometric technology companies. Identix provides fingerprint, facial and skin biometric technologies, as well as systems, and critical system components that empower the identification of individuals in large-scale ID and ID management programs. Identix’ offerings include live scan systems and services for biometric data capture, mobile systems for on-the-spot ID, and backend standards-based modules and software components for biometric matching and data mining. Identix products are used to conduct background checks, speed travel and commerce via secure identification documents, prevent identity fraud in large-scale government and civil ID programs, and control access to secure areas and networks. With a global network of partners, such as leading system integrators, defense prime contractors and OEMs, Identix serves a broad range of markets including government, law enforcement, gaming, finance, travel, transportation, corporate enterprise and healthcare.

Identix’ common stock is traded on the Nasdaq National Market (symbol: IDNX). Identix’ website can be accessed at www.identix.com. The information on Identix’ website is not a part of this joint proxy statement/prospectus.

The Merger (page 56)

In the merger, VIDS Acquisition Corp., a wholly owned subsidiary of Viisage, will merge with and into Identix, and Identix will become a wholly owned subsidiary of Viisage. Holders of Identix common stock, options, restricted shares and warrants will become holders of Viisage common stock, options, restricted shares and warrants following the merger. The shares of Viisage common stock issued to Identix stockholders in connection with the merger are expected to represent approximately 59% of the outstanding shares of Viisage common stock immediately following the closing of the merger, based on the number of shares of Viisage and Identix common stock outstanding on January 31, 2006.

Merger Consideration. Upon completion of the merger, each share of Identix common stock will be converted into the right to receive 0.473 shares of Viisage common stock (referred to as the exchange ratio).

Because the exchange ratio is fixed in the merger agreement, the market value of the Viisage common stock that Identix securityholders receive in the merger may vary significantly from that implied by current trading prices.

Treatment of Stock Options, Restricted Shares and Warrants. Upon completion of the merger, each outstanding option to purchase Identix common stock will be assumed by Viisage and converted into an option to purchase Viisage common stock. Each outstanding Identix restricted share will be converted into a right to receive restricted shares of Viisage common stock. Each outstanding Identix warrant to purchase common stock will be assumed by Viisage and converted into a warrant to purchase Viisage common stock.

The number of shares of Viisage common stock subject to each assumed option, restricted share and warrant will be equal to the number of shares of Identix common stock subject to the option, share or warrant multiplied by 0.473, rounded down to the nearest whole number (with no cash being payable for any fractional share). The exercise price per share of Viisage common stock under each assumed option and warrant will equal the exercise price for the Identix common stock under the option or warrant divided by 0.473, rounded up to the nearest whole cent. After adjusting the assumed options, restricted shares and warrants to reflect the application of the exchange ratio, all other terms of the assumed options, restricted shares and warrants will remain unchanged. Some holders of Identix restricted shares will be entitled to acceleration of vesting upon the closing of the merger which is projected to result in stock based compensation expense of approximately $150,000 in Identix’ fiscal fourth quarter ending June 30, 2006. For more information as it relates to some of Identix’ directors and executive officers, see the section entitled “The Merger—Interests of Certain Identix’ Persons in the Merger” beginning on page 79.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read it carefully.

Our Reasons for the Merger (page 58)

Viisage and Identix believe that combining the two companies will expand and better serve the addressable market and result in greater long-term growth opportunities than either company has operating alone.

The combined company will be able to address its customers’ needs for end-to-end identity solutions and unlock the potential of both organizations’ strengths in biometrics, credentialing and imaging solutions. In evaluating the reasons for the merger, the boards of directors of Viisage and Identix considered:

•	the blend of complementary assets, skills and strengths resulting in a balanced end-to-end product, services and integration provider;

•	the support for the growing market for multiple identity programs and the ability to meet rigorous government mandates;

•	the ability to better serve the needs of customers by providing a comprehensive portfolio of product and service offerings;

•	the utilization of an extensive network and product suite and continued development and deployment of new and improved technologies and equipment;

•	the expected financial synergies of the combined company;

•	the scale, size and flexibility to better compete in the marketplace; and

•	the experience of the combined company’s management team.

Other Factors Considered by the Viisage Board (page 59)

In the course of its deliberations, the Viisage board, with Viisage’s management and financial and legal advisors, considered other positive factors and considered a number of potentially negative factors regarding the merger. The Viisage board considered a variety of factors such as its business strategy to provide end-to-end identity solutions for its customers; opportunities and competitive factors within the identity sector; growth opportunities; historic and current information about Viisage and Identix; results of due diligence investigations of Identix; general market conditions, the terms and conditions of the merger agreement; the fairness opinion of USBX Advisory Services; the risks inherent in integrating two large enterprises; the possible loss of key management; the possible short-term adverse consequences on its stock following the announcement of the merger; the potential conflicts of interest of Viisage directors and officers in connection with the merger; and other possible adverse consequences in reaching its decision to support the merger.

Other Factors Considered by the Identix Board (page 61)

In the course of its deliberations, the Identix board, after consultation with Identix’ management and financial and legal advisors, considered other positive factors regarding the merger and considered a number of potentially negative factors regarding the merger. The Identix board considered a variety of factors such as the opportunity to respond more fully to the needs of multiple markets; the opportunity to create multi-biometric enabled enterprise security systems; the potential for enhanced global capabilities; the potential for revenue growth and cost savings; the risk that anticipated cost and product synergies will not be realized; the possibility that the merger might not be consummated; the potential conflicts of interest of Identix directors and officers in connection with the merger; the alternative of not pursuing the merger; and other possible adverse consequences in reaching its decision to support the merger.

Opinion of Financial Advisor to the Board of Directors of Viisage (page 62 and Annex B)

USBX Advisory Services, LLC rendered its oral opinion on January 11, 2006, subsequently confirmed in writing on the same day, to the Viisage board of directors that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be paid by Viisage in the merger was fair to holders of Viisage common stock. The full text of USBX Advisory Services’ written opinion, dated January 11, 2006, is attached as Annex B to this joint proxy statement/prospectus. USBX Advisory Services provided its opinion for the use and benefit of the Viisage board of directors in connection with its consideration of the merger. USBX Advisory Services’ opinion was not intended to be and did not constitute a recommendation to any stockholder of Viisage or Identix as to how such stockholder should vote with respect to the merger.

Opinion of Financial Advisor to the Board of Directors of Identix (page 67 and Annex C)

Janney Montgomery Scott LLC delivered its opinion to Identix’ board of directors to the effect that, as of January 11, 2006, based upon and subject to the matters set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of Identix common stock. The full text of Janney’s written opinion, dated January 11, 2006, is attached as Annex C to this joint proxy statement/prospectus. Janney’s provided its opinion to inform and assist Identix’ board of directors in connection with the board’s consideration of the merger. Janney’s opinion is not a recommendation as to how any stockholder of Viisage or Identix should vote on the merger.

Amendments to Viisage’s Certificate of Incorporation; Recommendation of Viisage’s Board (page 100 and Annex D)

The amendment to Viisage’s certificate of incorporation authorizing additional shares of common stock is required under the terms of the merger agreement and is necessary to enable Viisage to have enough shares of authorized common stock to close the merger and have the flexibility to meet business needs and opportunities. The amendment would enable Viisage to issue or reserve shares for general corporate purposes that may be identified in the future, such as acquisitions of businesses and Viisage’s employee benefit plans, without further stockholder approval. If the Viisage stockholders approve the proposed amendment to the certificate of incorporation, the Viisage board of directors may cause the issuance of additional shares of common stock without further stockholder approval, unless stockholder approval is otherwise required by law or the rules of any securities exchange or inter-dealer quotation system on which the common stock is then listed. The additional shares of common stock would have rights identical to the currently outstanding common stock and no other change in the rights of stockholders is proposed.

In addition, Viisage is also proposing to amend its certificate of incorporation to change Viisage’s name; to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships; require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors; and provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to the preceding two proposals.

The Viisage board of directors recommends a vote FOR Proposals No. 2A-2E to amend the certificate of incorporation.

Stockholder Approval

Viisage stockholder approval required (page 45)

Proposal No. 1: Approval of the proposal to issue and reserve for issuance shares of Viisage common stock in connection with the merger requires the affirmative vote of holders of a majority of the shares of Viisage common stock present in person or represented by proxy at the special meeting and voting on the matter, so long as a quorum is present.

Proposal No. 2A: Approval of the proposal to amend Viisage’s certificate of incorporation to increase the authorized number of shares of common stock requires the affirmative vote of holders of a majority of the outstanding shares of Viisage common stock.

Proposal No. 2B: Approval of the proposal to amend Viisage’s certificate of incorporation to change Viisage’s name to                      requires the affirmative vote of holders of a majority of the outstanding shares of Viisage common stock.

Proposal No. 2C: Approval of the proposal to amend Viisage’s certificate of incorporation to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships, requires the affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock.

Proposal No. 2D: Approval of the proposal to amend Viisage’s certificate of incorporation to require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors requires the affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock.

Proposal No. 2E: Approval of the proposal to amend Viisage’s certificate of incorporation to provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to Proposals 2C or 2D requires the affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock.

Proposal No. 3: Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of Proposal No. 1 and Proposal Nos. 2A-2E requires the affirmative vote of holders of a majority of the shares of Viisage common stock present in person or represented by proxy at the special meeting and voting on the matter.

While these proposals are being voted upon separately, each of the first six proposals must be approved in order for any of them to be implemented.

Identix stockholder approval required (page 47)

Proposal No. 1: The adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Identix common stock.

Proposal No. 2: The vote upon an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing Proposal No. 1 requires a majority of the affirmative votes of the outstanding shares of Identix common stock, present in person or represented by proxy at the special meeting and entitled to vote thereon.

Voting Viisage or Identix Shares Held by Your Broker in Street Name (pages 44 and 48)

If your Viisage or Identix shares are held in street name, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares without specific instructions from you.

Failure to instruct your broker how to vote on Viisage Proposal No. 1 or Proposal No. 3 will be counted as neither a vote for nor a vote against Viisage Proposal No. 1 or Proposal No. 3 for purposes of determining whether the proposal has been approved and therefore will have no effect on the outcome of these proposals. However, because approval of Viisage Proposals No. 2A-2E to amend Viisage’s certificate of incorporation to increase the authorized number of shares of common stock; change Viisage’s name; to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships; require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors; and provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to Proposals 2C or 2D require the affirmative vote of either a majority (with respect to Proposals No. 2A-2B) or two thirds (with respect to Proposal Nos. 2C-2E) of the outstanding shares of Viisage common stock, if you do not instruct your broker how to vote, it will have the effect of a vote AGAINST Viisage Proposals No. 2A-2E.

Failure to instruct your broker how to vote on Identix Proposal No. 1 will have the effect of a vote AGAINST this proposal. Failure to instruct your broker on how to vote on Identix Proposal No. 2 will have no effect on the outcome of Identix Proposal No. 2.

Changing Your Vote (pages 45 and 48)

If you submit a proxy, you may revoke it at any time before it is voted, by:

•	delivering to the Secretary of your company a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Secretary of your company a new, signed proxy with a later date than the proxy you wish to revoke; or

•	attending your special meeting and voting in person (your attendance alone will not revoke your proxy).

Notices to the Secretary of Viisage should be sent to 296 Concord Road, Third Floor, Billerica, MA 01821. Notices to the Secretary of Identix should be sent to 5600 Rowland Road, Minnetonka, MN 55343.

If you have instructed your broker to vote your shares, you must follow directions received from your broker to change those instructions.

Expected Timing of the Merger (page 95)

The parties anticipate that the closing of the merger will occur in the second calendar quarter of 2006, if Viisage and Identix have received the requisite stockholder approvals, and expiration or termination of the waiting period under the Hart Scott Rodino Act has occurred by that time.

Exchanging your Identix Stock Certificates (page 88)

Promptly after the effective time of the merger, you will be directed to surrender your Identix stock certificates to the exchange agent so that they may be canceled and exchanged for Viisage common stock certificates and/or cash in lieu of fractional Viisage shares, as applicable. Please do not surrender your Identix stock certificates until you receive the letter of transmittal from the exchange agent.

Interests of Certain Viisage Persons in the Merger (page 76)

In considering the Viisage board of directors’ recommendation that you vote to approve Proposals 1, 2A-2E and 3, you should be aware that some Viisage officers, directors and stockholders may have interests in the merger that are different from, or in addition to, your interests. Among other things, these interests include:

•	the vesting of options and restricted shares held by directors and officers of Viisage that will be accelerated upon completion of the merger in accordance with the terms of the option agreements, restricted stock agreements and the applicable stock based compensation plan;

•	Viisage will continue certain indemnification arrangements for persons serving as directors and officers prior to the time of the merger;

•	Robert V. LaPenta, current Chairman of Viisage and an affiliate of L-1 and Aston Capital Partners, L.P., which beneficially holds approximately 27.8% of Viisage’s outstanding capital stock, will serve as the Chairman of the Board and Chief Executive Officer of the combined company;

•	Bernard C. Bailey, current Chief Executive Officer of Viisage, will serve as President of the Secure Documents Division of the combined company;

•	Mohamed Lazzouni, current Chief Technology Officer and Senior Vice President of Viisage, will serve as Chief Technology Officer of the combined company;

•	Bradley T. Miller, current Chief Financial Officer of Viisage, will serve as the Chief Financial Officer of the Secure Documents Division of the combined company;

•	Viisage board members who do not continue as directors of Viisage will retire from the Viisage board at the closing of the merger and will receive (i) two years to exercise vested options and (ii) a one-time cash payment of $100,000 at the closing of the merger;

•	Viisage has entered into agreements with certain of its executive officers, which include provisions for severance payments in the event of termination of employment;

•	James DePalma and Joseph Paresi, who are affiliates of L-1 and Aston Capital Partners, L.P., will serve as the Executive Vice President and Chief Financial Officer and as the Executive Vice President and Chief Marketing and Sales Officer respectively, of the combined company;

•	In accordance with the terms of an investment agreement between Viisage and Aston, Viisage issued warrants to Aston to purchase an aggregate of 1,600,000 shares of Viisage common stock at an exercise price of $13.75 per share of which 1,280,000 vest on a pro rata basis when and if acquisitions involving the payment of an aggregate consideration of $125 million are consummated by Viisage or upon a change of control of Viisage. The 665,600 of the 1,280,000 acquisition-related warrants that have not yet vested will vest at the closing of the merger;

•	Upon completion of Viisage’s acquisition of IBT and its parent, as more fully discussed in “Recent Developments” starting on page 12, Viisage issued warrants to purchase 400,000 shares of its common stock with an exercise price of $13.75 per shares to L-1;

•	Before the closing of the merger, Identix and Viisage will cooperate in good faith to mutually agree on reasonable arm-length terms and conditions pursuant to which the corporate headquarters of the combined company will be moved to the present offices of L-1 in Stamford, Connecticut;

•	The combined company’s board of directors will initially consist of twelve directors, seven of whom will be designated by Viisage, which will include Mr. LaPenta; and

•	Viisage has entered into voting agreements with certain directors and officers of Identix who beneficially hold in the aggregate approximately 4.84% of Identix’ outstanding common stock, pursuant to which the Identix stockholders have agreed to vote their shares of Identix common stock in favor of the approval and adoption of the merger agreement and the merger.

Interests of Certain Identix Persons in the Merger (page 79)

In considering the Identix board of directors’ recommendation that you vote to adopt the merger agreement, you should be aware that some Identix officers and directors may have interests in the merger that are different from, or in addition to, your interests. Among other things, these interests include:

•	Messrs. Atick, Cooper, Gudis and Lawler, current Identix directors, will each be appointed as Class III directors of Viisage for a three year term; another Identix nominee will be appointed as a Class I director;

•	options to purchase shares of Identix common stock and restricted shares of Identix common stock, including those held by officers and directors of Identix, will be assumed by Viisage and will become options to acquire Viisage common stock as adjusted for the exchange ratio of the merger;

•	the vesting of the restricted shares held by the non-employee directors of Identix will be accelerated upon completion of the merger in accordance with the terms of the restricted stock agreements and the applicable stock based compensation plan;

•	in lieu of transaction-related Identix board meeting and board committee fees until the effective time of the proposed merger, each current independent Identix board member will receive a one-time cash payment of $25,000 at the closing of the proposed merger;

•	the three independent Identix directors who are members of the special sub-committee related to the merger (Messrs. Cooper, Gudis and Lawler) will each receive a one-time cash payment of $25,000 and 9,000 shares of restricted stock at the closing of the proposed merger and will receive the compensation described below following the merger;

•	Identix board members who do not continue as directors of Viisage (Messrs. Haugo and Latimer) will retire from the Identix board at the closing of the proposed merger and will receive (i) two years to exercise vested options, and (ii) one-time cash payment of $100,000 at the closing of the proposed merger;

•	Viisage will continue certain indemnification arrangements for persons serving as directors and officers of Identix at the time of the merger and maintain a directors and officers liability insurance policy for a period of six years following the effective time of the merger;

•	Dr. Joseph J. Atick, current Chairman and Chief Executive Officer of Identix, will serve as the Vice Chairman of the Board and Corporate Chief Strategic Officer of the combined company;

•	Mark S. Molina, current Chief Legal Officer and Secretary of Identix, will serve as Executive Vice President, Chief Legal Officer and Corporate Secretary of the combined company;

•	James H. Moar, current Chief Operating Officer of Identix, will serve as President of the Biometrics Division of the combined company;

•	Elissa J. Lindsoe, current Chief Financial Officer of Identix, will serve as the Chief Financial Officer of the Biometrics Division of the combined company;

•	Identix may, prior to the closing of the proposed merger, pay special one-time performance bonuses in cash to certain employees of Identix, including executive officers of Identix; provided that the aggregate amount of the bonuses will not exceed $500,000; and

•	Identix has entered into voting agreements with certain directors and officers of Viisage who beneficially hold in the aggregate approximately 45.24% of Viisage outstanding common stock, pursuant to which the Viisage stockholders have agreed to vote their shares of Viisage common stock (or 50% of their shares in the event of a change in the recommendation of Viisage’s board of directors with respect to Proposals 1 and 2A-2E described in this proxy statement/prospectus) in favor of the issuance of Viisage common stock pursuant to the merger and the amendments to Viisage’s certificate of incorporation, including an amendment to increase the authorized number of shares of Viisage’s common stock.

Conditions to Completion of the Merger (page 95)

The completion of the merger depends on a number of conditions being satisfied, including the following:

•	the issuance and reservation for issuance of shares of Viisage common stock in connection with the merger and the amendments to Viisage’s certificate of incorporation shall have been approved by the stockholders of Viisage;

•	the merger agreement shall have been adopted by the stockholders of Identix;

•	the parties’ respective representations and warranties contained in the merger agreement must be true and correct, subject in certain cases to exceptions that would not have a material adverse effect and other specified exceptions about the parties’ capitalization and authorization to enter into the merger agreement;

•	the parties must each be in compliance in all material respects with their respective covenants contained in the merger agreement;

•	L-1 Investment Partners, LLC and Viisage must enter into a termination and noncompete agreement terminating all arrangements (other than those specifically identified in such agreement) whereby L-1 Investment Partners, LLC provides financial, advisory, administrative or other services to Viisage; and prohibiting L-1 Investment Partners, LLC and its affiliates from directly advising, performing services for, investing in or entering into any other agreement with any person that competes directly or indirectly with Viisage or Identix (other than with respect to investments of L-1 Investment Partners, LLC as specifically identified in such agreement) in form and substance satisfactory to Viisage and Identix; and

•	the antitrust waiting period applicable to the merger shall have expired or been terminated.

Each of the conditions to the merger may be waived by the company entitled to assert the condition except to the extent the condition must be satisfied in order to comply with applicable law or regulatory requirements.

Termination of the Merger Agreement; Fees Payable (page 97)

Viisage and Identix may jointly agree to terminate the merger agreement without completing the merger. In addition, either Viisage or Identix may terminate the merger agreement if any of the following events occur:

•	the closing of the merger has not occurred by September 1, 2006, but this termination right is not available to a party whose failure to comply with the merger agreement resulted in the failure to complete the merger by that date;

•	any permanent injunction or other order of a court or other competent authority preventing the closing of the merger has become final and nonappealable;

•	the stockholders do not adopt the merger agreement (in the case of Identix), or approve the issuance of common stock in connection with the merger and the amendments to its certificate of incorporation (in the case of Viisage);

•	the other party has breached any of its representations, warranties or covenants and the breach cannot be or is not cured within the time allowed, and if not cured the breach would result in a failure of certain conditions to the merger;

•	the other party breaches its obligation to hold its stockholder meeting to vote on the adoption of the merger agreement (in the case of Identix), or the approval of the issuance of common stock in connection with the merger and the amendments of its certificate of incorporation (in the case of Viisage);

•	the other party’s board of directors has withdrawn or adversely modified its recommendation in favor of the matters to be voted upon by such party’s stockholders; or

•	the other party has approved or recommended an alternative transaction proposal, which is an acquisition by any person of beneficial ownership of more than 20% of the issued and outstanding shares of any class of capital stock in a single or a series of transactions, any sale or lease of all or more than 20% of the assets in a single or a series of transactions, or any liquidation or dissolution of the party.

A termination fee of $20 million may be payable by either Viisage or Identix to the other party upon the termination of the merger agreement under several circumstances.

Expenses (page 94)

All fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses. All fees and expenses associated with the filing and printing of the registration statement and this joint proxy statement/prospectus will be borne equally by Viisage and Identix.

No Solicitation (page 91)

Viisage and Identix have agreed that they will not solicit, encourage or facilitate any alternative transaction proposal. They have also agreed to notify each other of inquiries, proposals or offers that constitute alternative transaction proposals. Viisage and Identix have agreed to cause each of their officers, directors, employees, agents, advisors and other representatives to not solicit, encourage or facilitate any alternative transaction proposal. However, if either party receives an unsolicited alternative transaction proposal that is superior, so long as certain conditions are satisfied, that party may engage in negotiations with respect to the superior alternative transaction proposal.

Governmental and Regulatory Matters (page 83)

To complete the merger, Viisage and Identix must make filings and obtain approvals or clearances from antitrust regulatory authorities in the United States. [On [                    ], 2006, the thirty-day waiting period under the Hart Scott Rodino Act expired.] Viisage must also comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq National Market in connection with the issuance of the Viisage common stock pursuant to the merger and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission.

Material United States Federal Income Tax Consequences of the Merger (page 83)

The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and it is a closing condition to the merger that Viisage and Identix receive opinions of their respective counsel regarding such qualification. As a result of the merger’s qualification as a reorganization, Identix stockholders will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Identix common stock for shares of Viisage common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of Viisage common stock. None of Viisage, VIDS Acquisition Corp. nor Identix will recognize gain or loss as a result of the merger.

Anticipated Accounting Treatment (page 85)

In accordance with Statement of Financial Accounting Standard No. 141, the merger will be accounted for as a purchase transaction by Viisage for financial reporting purposes under U.S. generally accepted accounting principles. After the merger, the results of operations of Identix will be included in the consolidated financial statements of Viisage. The cost of the acquisition, which is equal to the aggregate merger consideration, including the fair value of vested stock options and warrants of Identix assumed by Viisage and transaction costs, will be allocated based on the fair values of the Identix assets acquired and the Identix liabilities assumed. These allocations will be made based upon valuations and other studies that have not yet been finalized.

Appraisal Rights (page 85)

Holders of Identix common stock and Viisage common stock are not entitled to appraisal rights under the General Corporation Law of the State of Delaware in connection with the merger.

Forward-Looking Statements May Prove Inaccurate (page 14)

Each of Viisage and Identix has made forward-looking statements in this document (and in documents that are incorporated herein by reference) that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts. Furthermore, when Viisage or Identix use words such as “believes,” “expects,” “anticipates” or similar expressions, Viisage or Identix is making a forward-looking statement. For more information regarding factors that could cause actual results to differ from these expectations, you should refer to the specific risks described under “Risk Factors” beginning on page 16 and to the documents referred to under “Documents Incorporated by Reference” on page 179.

Where You Can Find More Information (page 180)

If you would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Viisage Technology, Inc.

296 Concord Road, Third Floor

Billerica, Massachusetts 01821

Attn: Maureen Todaro

(978) 932-2438

Viisage has retained the following firm to assist in the solicitation of proxies:

The Altman Group

1200 Wall Street West

Third Floor

Lyndhurst, NJ 07071

(201) 806-7300

Identix Incorporated

5600 Rowland Road,

Minnetonka, MN 55343

Attn: Damon Wright

(952) 979-8485

Identix has retained the following firm to assist in the solicitation of proxies:

D. F. King & Co., Inc.

48 Wall Street

New York, NY 10005

(800) 829-6551

RECENT DEVELOPMENTS

L-1 Investment and IBT Acquisition; Reverse Stock Split

On October 5, 2005, Viisage entered into an investment agreement (referred to as the investment agreement) with L-1 Investment Partners, LLC (referred to as L-1) providing for the issuance and sale of Viisage common stock and warrants to L-1 in the amounts described below, subject to Viisage stockholder approval. L-1 subsequently assigned its rights and obligations under the Investment Agreement to Aston Capital Partners L.P. (referred to as Aston), an affiliate of L-1.

On November 4, 2005, L-1 entered into a membership interest purchase agreement (referred to as the membership interest purchase agreement) with Integrated Biometric Technology, Inc. (referred to as IBT Parent), its wholly-owned subsidiary, Integrated Biometric Technology LLC (referred to as IBT), and the stockholders of IBT Parent to acquire 60% of the outstanding membership interests of IBT for $35 million in cash and to acquire the remaining 40% on or before January 30, 2006 for an additional $25 million. L-1 subsequently assigned its rights and obligations under the membership interest purchase agreement to Aston.

On November 15, 2005, Viisage entered into an assignment and assumption agreement (referred to as the assignment agreement) with Aston under which Viisage agreed to pay $35 million to Aston for its previously acquired 60% interest in IBT, subject to the consummation of the Aston investment in Viisage and customary closing conditions. Also on November 15, 2005, Viisage entered into an agreement and plan of merger (referred to as the IBT merger agreement) with IBT Parent, IBT and the stockholders of IBT Parent under which Viisage agreed to issue to the stockholders of IBT Parent shares of common stock of Viisage, in the amounts and on the terms described below, for all of the outstanding capital stock of IBT Parent. The only asset of IBT Parent at the time of the merger was the 40% interest in IBT not previously acquired by Aston.

On December 16, 2005, the Viisage stockholders approved the transactions contemplated by the investment agreement and a one-for-two and a half reverse stock split of the issued and outstanding common stock of Viisage. The reverse stock split had the effect of combining the issued and outstanding shares of Viisage common stock so that each issued and outstanding two and one-half (2.5) shares of common stock prior to the reverse stock split represented one (1) share of common stock immediately after the reverse stock split. The reverse stock split took effect on December 16, 2005 and all share related disclosures in this joint proxy/prospectus are reported on a post-reverse split basis. Viisage’s common stock began trading on the Nasdaq National Market on a post-split basis on December 19, 2005.

On December 16, 2005, in accordance with the terms of the investment agreement between Viisage and Aston, Viisage (i) issued and sold to Aston 7,619,047 shares of Viisage common stock at $13.125 per share and (ii) issued to Aston warrants to purchase an aggregate of 1,600,000 shares of Viisage common stock at an exercise price of $13.75 per shares. The sale of the shares and warrants resulted in aggregate gross proceeds to Viisage of $100 million, $98.8 million after transaction costs, and net cash to Viisage of $63.8 million after the $35 million payment to Aston for Aston’s ownership interest in IBT as described below. The warrants issued to Aston are exercisable until December 16, 2008, subject to the following vesting provisions: warrants to purchase (i) 1,280,000 shares of Viisage common stock vest on a pro rata basis when and if acquisitions involving the payment of aggregate consideration of $125 million are consummated (referred to as the acquisition warrants) or upon a change in control of Viisage; (ii) 213,333 shares of Viisage common stock vest when and if Viisage’s gross revenues for any four consecutive quarters are equal to or greater than $200 million or upon a change in control of Viisage; and (iii) 106,667 shares of Viisage common stock vest when and if Viisage’s gross revenues for any four consecutive quarters are equal to or greater than $300 million or upon a change in control of Viisage. As a result of the consummation of the IBT acquisition described above, 614,400 of the shares related to the acquisition warrants vested. Viisage has agreed with Aston that the merger with Identix does not constitute a change of control as defined in the warrants so that the warrants are not required to be exercised prior to completion of the merger with Identix.

On December 16, 2005, in accordance with the terms of the assignment agreement, Viisage completed the purchase of 60% of the outstanding membership interests of IBT from Aston for $35 million in cash. Also on December 16, 2005, in accordance with the terms of the IBT merger agreement, all of the outstanding capital stock of IBT Parent was exchanged for 2,000,000 shares of common stock of Viisage, and IBT Parent was merged with and into a subsidiary of Viisage, which resulted in IBT Parent becoming a wholly-owned subsidiary of Viisage. The merger agreement provides that the stockholders of IBT Parent are eligible to receive from Viisage additional consideration for each share of Viisage common stock issued in the merger, equal to the amount, if any, by which $12.50 (or $17.50 in the event that defined revenues of IBT for the year ended December 31, 2006 exceed $75 million) exceeds the average of the closing bid prices of Viisage common stock during the month of February 2007, as reported on the NASDAQ Stock Market, in each case as adjusted for any stock splits. Any difference will be paid in additional shares of Viisage common stock, provided that if the average of the closing bid prices for Viisage common stock during the month of February 2007 is less than $6.25, the difference to be paid will be determined as if the average price were $6.25. As a result of the two transactions, Viisage acquired 100% of the outstanding membership interests of IBT.

On December 16, 2005, upon the completion of the acquisition of IBT and IBT Parent as described above, Viisage issued warrants to purchase 440,000 shares of Viisage common stock with an exercise price of $13.75 per share to L-1 for strategic advice, due diligence and other services relating to the acquisition. Warrants to purchase 280,000 of the shares were fully vested and are exercisable for three years. If during any of 2006, 2007 or 2008, the IBT business generates earnings before interest, taxes, depreciation and amortization of $6 million or more, the remaining warrants to purchase 160,000 shares of Viisage common stock will vest. These warrants have a term of three years from the date of such vesting, if any.

On December 18, 2005, Mr. Robert V. LaPenta, the founder and chief executive officer of L-1, and Mr. George Tenet, the former director of the Central Intelligence Agency, were elected to the Viisage board of directors. Mr. LaPenta was also elected as chairman of the Viisage board and chairman of the strategic committee of the Viisage board.

Other Recent Acquisitions

On December 13, 2005, Viisage acquired the AutoTest division of Openshaw Media Group, a leading provider of automated web-based applicant testing technologies for state departments of motor vehicles and other credential issuing agencies for $4 million in cash.

On February 5, 2006, Viisage entered into an agreement and plan of merger to acquire SecuriMetrics, Inc. for $28 million in cash and an additional $2 million that will be placed in escrow. In addition, the SecuriMetrics stockholders will have an opportunity to earn up to an additional $13 million in consideration if key performance thresholds are reached and contingencies resolved, of which $11.5 million would be paid in shares of Viisage common stock at a fixed price of $17.69 per share and the remainder ($1.5 million) would be paid in cash.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This joint proxy statement/prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “will” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or expected strategic benefits, advantages and other effects of the merger or any statements about Identix’ business or operating results identify forward-looking statements. These statements are based on Viisage’s and Identix’ current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

In particular, statements that involve risks and uncertainties regarding the expected strategic benefits, objectives, advantages, expectations and intentions and other effects of the merger described in sections such as “The Merger—Our Reasons for the Merger,” “—Other Factors Considered by the Viisage Board” and “—Other Factors Considered by the Identix Board” and elsewhere in this document are forward-looking statements. In addition, some statements about Identix’ business, revenues, revenue mix, gross margin, operating expense levels, financial outlook, commitments under existing leases, research and development initiatives, sales and marketing initiatives and competition in sections such as “Information Regarding Viisage’s Business,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Viisage,” and “Quantitative and Qualitative Disclosures About Market Risk of Viisage” and elsewhere in this document are forward-looking statements. These forward-looking statements include:

•	statements of strategies and objectives for future operations, including that the merger will:

•	strengthen the combined company’s activities;

•	add a base of new customers and expand the scope of the combined company’s products;

•	be better positioned to take advantage of market opportunities than either company would be on a stand-alone basis;

•	expectations regarding the completion of the merger and statements regarding future acquisitions;

•	statements regarding integration plans;

•	statements concerning proposed services or developments, including that the combined company:

•	have significant opportunities for product synergies;

•	be able to offer customers a comprehensive portfolio of identity protection and security solutions;

•	statements regarding future economic conditions, performance or business prospects;

•	statements of belief, including that:

•	the merger will enhance long-term growth opportunities;

•	the merger will expand the total addressable market available to the combined company; and

•	the combined company will have the scale to better compete in this environment;

•	statements regarding competitors or competitive actions; and

•	statements of assumptions underlying any of the foregoing.

These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. All forward-looking statements are present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in or implied by the forward-looking statements. The risks related to the merger and to Viisage’s business after the merger discussed under “Risk Factors” of this joint proxy statement/prospectus, among others, could cause actual results to differ materially from those described in or implied by the forward-looking statements. Such risks include, among others: that the merger will not close; that the closing will be delayed; that customers and partners will not react favorably to the merger; whether certain market segments will grow as anticipated; the competitive environment in the identity security industry and competitive responses to the merger; whether the combined company can successfully develop new products and the degree to which these products will gain market acceptance; whether anticipated cost and product synergies can be achieved; whether the integration of Viisage and Identix will be more difficult and costly than expected; approval of the proposals described herein by the respective stockholders of Viisage and Identix; and the satisfaction of closing conditions to the merger, including the receipt of regulatory approvals. Neither Viisage nor Identix makes any representation as to whether any projected or estimated information or results contained in any forward-looking statements will be obtained or achieved. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the documents incorporated by reference in this joint proxy statement/prospectus. Neither Viisage nor Identix is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements after the date of this joint proxy statement/prospectus, whether as a result of new information, future events or otherwise.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the annual report on Form 10-K and the quarterly reports on Form 10-Q that Identix has filed with the Securities and Exchange Commission (in the case of Identix, as such form is supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006) and the section entitled “Risk Factors” beginning on page 16 of this joint proxy statement/prospectus.

RISK FACTORS

The merger involves a high degree of risk for both Viisage and Identix stockholders. Identix stockholders will be choosing to invest in Viisage common stock by voting in favor of adoption of the merger agreement. An investment in Viisage common stock involves a high degree of risk. Both Viisage and Identix’ stockholders will decide to combine the businesses of Viisage and Identix, which will change the business of each of Viisage and Identix. This change involves significant risk. In addition to the other information contained or incorporated by reference in this joint proxy statement/prospectus, both Viisage and Identix stockholders should carefully consider the following risk factors in deciding whether to vote for the issuance of shares of Viisage common stock in connection with the merger and the amendments to the certificate of incorporation, in the case of Viisage stockholders, or for adoption of the merger agreement, in the case of Identix stockholders.

Risks Related to the Merger

The exchange ratio is fixed, so the market value of the consideration received by Identix stockholders will change as the market price of Viisage common stock goes up or down.

The exchange ratio is fixed at 0.473 of a share of Viisage common stock for each share of Identix common stock and will not be adjusted in the event of changes in the market prices of either the Identix common stock or the Viisage common stock. If the market price of Viisage common stock changes, the value of the consideration to be received by the Identix stockholders will also change. For instance, if the market price of Viisage common stock decreases, the value of the consideration to be received by the Identix stockholders will also decrease. On the other hand, if the market price of Viisage common stock increases, the value of the consideration to be received by the Identix stockholders will increase correspondingly. During the 12-month period ended on                      , 2006, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus, the high and low sale prices for Viisage common stock ranged from $             to $            , and the high and low sale prices for Identix common stock ranged from $             to $            .

The number of shares of Viisage common stock to be issued by Viisage in connection with the merger will remain the same whether or not the market price of Viisage or Identix common stock goes up or down. Even if the market price of Viisage or Identix common stock decreases or increases substantially, the number of shares of Viisage common stock issued for each share of Identix common stock will not be adjusted. Neither company may terminate the merger agreement or elect not to complete the merger because of changes in their stock prices, unless such change is a result of a material adverse event, as defined in the merger agreement.

The market prices of Identix common stock and Viisage common stock on the date of the merger may be different from their prices on the date of the merger agreement, the date of this joint proxy statement/prospectus or the dates of the special meetings. Because the merger may occur on a date later than the dates of the special meetings, the market prices of Identix common stock and Viisage common stock on the dates of the special meetings may not be indicative of their market prices on the date of the merger. You are encouraged to obtain current market quotations for Viisage and Identix common stock.

Integration of the two businesses may be difficult to achieve, which may adversely affect operations.

The merger involves risks related to the integration and management of technology, operations and personnel of two companies. The integration of the businesses of Viisage and Identix will be a complex, time-consuming and expensive process and may disrupt their business if not completed in a timely and efficient manner. Following the merger, Viisage and Identix must operate as a combined organization utilizing common information and communications systems, operating procedures, financial controls and human resources practices.

Viisage and Identix may encounter substantial difficulties, costs and delays involved in integrating their operations, including:

•	potential conflicts between business cultures;

•	adverse changes in business focus perceived by third-party constituencies;

•	potential conflicts in distribution, marketing or other important relationships;

•	potential resource constraints for accounting personnel;

•	inability to implement uniform standards, controls, procedures and policies;

•	integration of the research and development and product development efforts; and

•	loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

In addition, Viisage has offices in three locations and plans to move its corporate headquarters from Billerica, Massachusetts, to Stamford, Connecticut. Identix is headquartered in Minnesota and has employees in seven locations. The geographic distances between the companies and their respective offices and operations increases the risk that the integration will not be completed successfully or in a timely and cost-effective manner. Viisage and Identix may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the companies. The combined company will also need to manage the integration of Integrated Biometric Technology LLC and the expected acquisition and subsequent integration of SecuriMetrics, Inc. The simultaneous integration of these acquisitions with the integration of Viisage and Identix may place additional strain on the combined company’s resources and increase the risk that the combined company’s business may be adversely affected by the disruption caused by the acquisitions.

The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.

Viisage and Identix estimate that they will incur aggregate direct transaction costs of approximately $6 million associated with the merger, and additional costs associated with consolidation and integration of operations, which cannot be estimated accurately at this time. If the total costs of the merger exceed estimates or the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

Completion of the merger may result in dilution of future earnings per share to the stockholders of Viisage.

The completion of the merger may not result in improved earnings per share of Viisage or a financial condition superior to that which would have been achieved by either Viisage or Identix on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in a reduction of earnings per share of Viisage as compared to the earnings per share that would have been achieved by Viisage or Identix if the merger had not occurred.

The combined company’s net operating loss carryforwards may be limited as a result of the merger.

Viisage and Identix have net operating loss carryforwards for federal income tax purposes of $46.7 million and $213.0 million at December 31, 2004 and June 30, 2005, respectively, and it is estimated that these loss carryforwards have increased through December 31, 2005. Both entities have provided full valuation allowances for the tax benefit of such losses as well as certain tax credit carryforwards. Utilization of these net operating loss and credit carryforwards are dependent upon the combined company achieving profitable results following the merger. As a consequence of the merger, as well as earlier business combinations and issuances of common stock consummated by both companies, utilization of the tax benefits of these carryforwards are subject to limitations imposed by Section 382 of the Internal Revenue Code. The determination of the limitations is complex and requires significant judgment and analysis of past transactions. Neither entity has completed the analyses required to determine what portion, if any, of these carryforwards will have their availability restricted or eliminated by that provision. Accordingly, some portion of these carryforwards may not be available to offset future taxable income, if any.

The market price of Viisage common stock could decline.

The market price of Viisage common stock could decline if:

•	the integration of Viisage and Identix is unsuccessful;

•	the combined company is unable to successfully market Viisage’s products and services to Identix’ customers or Identix’ products and services to Viisage’s customers;

•	the combined company does not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts, or such analysts do not perceive the same benefits to the merger as do Viisage and Identix; or

•	the effect of the merger on Viisage’s financial results is not consistent with the expectations of financial or industry analysts.

Failure to complete the merger could negatively affect Viisage’s and/or Identix’ stock prices, future business and operations.

If the merger is not completed for any reason, Viisage and Identix may be subject to a number of material risks, including the following:

•	either Viisage or Identix could be required to pay the other a termination fee of $20 million if the merger agreement is terminated under certain circumstances; and

•	the parties’ costs and expenses related to the merger, which are substantial, must be paid even if the merger is not completed.

Identix executive officers and directors may have interests that are different from, or in addition to, those of Identix stockholders generally.

The executive officers and directors of Identix may have interests in the merger that are different from, or are in addition to, those of Identix stockholders generally. The receipt of compensation or other benefits in the merger following the completion of the merger may influence those directors in making their recommendations that you vote in favor of the adoption of the merger agreement. You should be aware of these interests when you consider the Identix board’s recommendation that you vote in favor of adoption of the merger agreement. See the section titled “The Merger—Interests of certain Identix persons in the merger” below starting on page 79.

Viisage executive officers and directors may have interests that are different from, or in addition to, those of Viisage stockholders generally.

The executive officers and directors of Viisage may have interests in the merger that are different from, or are in addition to, those of Viisage stockholders generally. The receipt of compensation or other benefits in the merger following the completion of the merger may influence those directors in making their recommendations that you vote in favor of the proposals relating to the merger. You should be aware of these interests when you consider the Viisage board’s recommendation that you vote in favor of the proposals relating to the merger. See the section titled “The Merger—Interests of certain Viisage persons in the merger” below starting on page 76.

Risks Related to Viisage and the Combined Company After the Merger

Viisage and Identix have each had a history of operating losses.

Viisage and Identix have each had a history of operating losses. Viisage’s business operations began in 1993 and, except for fiscal years 1996 and 2000, have resulted in net losses in each fiscal year, including a net loss of $7.0 million in 2004 and $4.3 million in the first nine months of 2005. Identix has recorded a net loss for each fiscal year since 1998, including a net loss of $18.5 million for its 2004 fiscal year and $13.9 million for its 2005 fiscal year. At October 2, 2005, Viisage had an accumulated deficit of approximately $49.1 million. At December 31, 2005, Identix had an accumulated deficit of approximately $363.4 million. As a combined company, Viisage and Identix expect to continue to invest in the development of their secure credential and biometric technologies. Accordingly, Viisage and Identix cannot predict when or if the combined company will ever achieve sustained profitability on an annual basis.

Viisage and Identix may be unable to raise additional capital required to fund their operations and finance their growth and, even if they are successful in obtaining financing, they may be unable to do so on acceptable terms.

The installation of the combined company’s secure credentials systems and its research and development requires significant capital in advance of anticipated revenues. While as independent companies Viisage and Identix have been successful in obtaining financing for working capital and capital expenditures, Viisage and Identix expect to have ongoing capital needs as a combined company as they continue to expand the business of the combined company. Even if Viisage and Identix are successful in raising additional financing, they may not be able to do so on terms that are not excessively dilutive to existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms could have a material adverse effect on the combined company’s financial performance and stock price and could require Viisage and Identix to delay or abandon the combined company’s development and expansion plans or to implement certain cost reduction initiatives resulting in the curtailment of the combined company’s operations.

Viisage and Identix derive a significant portion of their revenue from government contracts, which are often non-standard, involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

More than 90% of each company’s business involves providing products and services under contracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts from government agencies is challenging and government contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to terminate the contract without penalty under some circumstances;

•	be subject to purchasing decisions of agencies that are subject to political influence;

•	include bonding requirements;

•	contain onerous procurement procedures; and

•	be subject to cancellation if government funding becomes unavailable.

Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder. For example, in October 2003, Identix announced that it had been awarded a Blanket Purchase Order, or BPO, from the Department of Homeland Security, or DHS, with an estimated value of approximately $27 million. The award was subsequently protested by one of Identix’ competitors who had been an unsuccessful participant in the bidding process for the BPO. Though the protest was ultimately resolved in Identix’ favor, the protest resulted in substantial delays in DHS’ procurement of Identix’ technology under the BPO. Similar protests, and similar delays, regarding any future government contracts of a material nature that may be awarded to the combined company could result in materially adverse revenue volatility, making management of inventory levels, cash flow and profitability or loss inherently difficult. Outright loss of any material government contract, such as the BPO award to Identix, through the protest process or otherwise, could have a material adverse effect on the combined company’s financial results and stock price.

Similar to federal government contracts, state and local government agency contracts may be contingent upon availability of matching funds from federal, state or local entities. State and local law enforcement and other government agencies are subject to political, budgetary, purchasing and delivery constraints which may continue to result in quarterly and annual revenues and operating results that may be irregular and difficult to predict. Such revenue volatility makes management of inventory levels, cash flow and profitability inherently difficult. In addition, if the combined company is successful in winning such procurements, there may be unevenness in shipping schedules, as well as potential delays and changes in the timing of deliveries and recognition of revenue, or cancellation of such procurements.

Viisage and Identix derive a significant portion of their revenue from a few customers, the loss of which could have an adverse effect on the combined company’s revenues.

For the first nine months of fiscal 2005, Viisage derived approximately 40% of its revenue, and for the six months ended December 31, 2005, Identix derived approximately 21% of its revenue, directly from contracts with the U.S. Federal Government, with one agency, the U.S. Department of State, accounting for an aggregate of 27% of Viisage’s revenue for the first nine months of fiscal 2005 and 7% of Identix’ revenue for the six months ended December 31, 2005. The loss of any of Viisage’s or Identix’ significant customers would cause revenue to decline and could have a material adverse effect on the combined company’s business.

The combined company could face adverse consequences as a result of Viisage’s late SEC filings.

Viisage failed to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended April 3, 2005 in order to provide additional time for Viisage, Viisage’s independent auditors and Viisage’s outside counsel to complete a review of litigation involving Viisage and to assess its effect, if any, on Viisage’s financial statements for the year ended December 31, 2004. As a result, the combined company will not be eligible to use a “short form” registration statement on Form S-3 until June 30, 2006, and may not be eligible to use a short form registration statement if it fails to satisfy the conditions required to use such registration statement on or after such date. The combined company’s inability to use a short form registration statement until June 30, 2006 or thereafter may impair its ability or increase the costs and complexity of its efforts, to raise funds in the public markets or use its stock as consideration in acquisitions should it desire to do so during the period it is not eligible to use the short form. In addition, if the combined company is unable to remain current in its future filings, it may face additional adverse consequences, including (1) an inability to have a registration statement under the Securities Act of 1933 covering a public offering of securities declared effective by the SEC, (2) an inability to make offerings pursuant to existing registration statements (including registration statements on Form S-8 covering employee stock plans) or pursuant to certain “private placement” rules of the SEC under Regulation D to any purchasers not qualifying as “accredited investors,” (3) the possible delisting of its common stock from the Nasdaq National Market, and (4) limitations on the ability of its affiliates to sell its securities pursuant to Rule 144 under the Securities Act. These restrictions may adversely affect the combined company’s ability to attract and retain key employees and may further impair its ability to raise funds in the public markets should it desire to do so or use its stock as consideration in acquisitions.

In addition, the combined company’s future success depends largely upon the support of its customers, suppliers and investors. The late SEC filings have resulted in negative publicity and a Nasdaq delisting proceeding, and may have a negative impact on the market price of the combined company’s common stock. The effects of the late SEC filings could cause some of the combined company’s customers or potential customers to refrain from purchasing or defer decisions to purchase its products and services. Additionally, current or potential suppliers may re-examine their willingness to do business with the combined company, to develop critical interfaces to its products or to supply products and services if they lose confidence in its ability to fulfill its commitments. Any of these losses could have a material adverse effect on the combined company’s financial and business prospects.

Viisage has been named as a defendant in eight putative class action lawsuits, an adverse outcome in which could have a material adverse effect on the combined company’s business, financial condition and results of operations by adversely affecting its cash position.

In March and April 2005, eight putative class action lawsuits were filed against Viisage in the United States District Court for the District of Massachusetts. The judge has granted a motion by the so-called Turnberry Group to consolidate these lawsuits into one action under one case name: In re: Viisage Technology Securities Litigation, Civil Action No. 05-10438-MLW. The suits allege violations of the federal securities laws by Viisage and certain of its officers and directors arising out of purported misrepresentations in the guidance that Viisage provided on its anticipated financial results for fiscal 2004 following the release of Viisage’s 2004 second and third quarter results, which allegedly artificially inflated the price of its stock during the period May 3, 2004 through March 2, 2005. Viisage is not able to estimate the amount of the loss allegedly suffered by members of the putative class or the amount of legal costs and internal efforts associated with defending the combined company and its officers and directors. If the combined company is unsuccessful in defending itself in this litigation, these lawsuits could adversely affect the combined company’s business, financial condition, results of operations and cash flows as a result of the damages that it would be required to pay. It is possible that the combined company’s insurance policies either may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed. While Viisage believes that the allegations and claims made in these lawsuits are wholly without merit and intends to defend the actions vigorously, it cannot be certain that the combined company will be successful in this litigation.

Viisage has already taken an impairment charge to assets of $2.0 million due to the Georgia litigation; if Viisage and Identix are unable to use the remaining assets from that contract, they may be required to take further impairment charges which could negatively affect the combined company’s earnings.

In December 2004, the superior court for Fulton County, Georgia granted summary judgment in favor of Georgia’s Department of Motor Vehicle Safety, or DMVS, in connection with litigation brought by Digimarc ID Systems, LLC in March 2003 alleging that DMVS did not comply with its own bid process when it selected Viisage as the vendor for its new digital drivers’ license program. In July 2003, the court had issued a preliminary injunction prohibiting DMVS from continuing to work with Viisage to install Georgia’s new drivers’ license system. In July 2004, Viisage reached a settlement agreement with the state pursuant to which DMVS terminated the contract for convenience and agreed to pay Viisage $2.0 million in cash and the state agreed to purchase certain equipment from Viisage for $500,000. In its December 2004 ruling, the Georgia court authorized DMVS to issue a new request for proposals for a digital drivers’ license system, but disallowed the $2.0 million cash payment described above. Without this payment, Viisage believes that either the settlement agreement with DMVS is not effective and that Viisage’s contract with DMVS remains in place, or that Viisage’s initial claim for an $8.2 million settlement payment is revived. The state has paid Viisage the $500,000 for the equipment and Viisage appealed the disallowance of the $2.0 million settlement payment. In May 2005, the Georgia Supreme Court voted not to hear Viisage’s appeal of the summary judgment ruling on procedural grounds. Due to the uncertainty of the cash settlement as a result of the judge’s ruling and the uncertainty of future cash flows from this contract to support the book value of certain system assets installed, Viisage has identified $2.2 million of assets deployed within the state that it has deemed to have no alternative use. Viisage reduced the recorded value of these assets from approximately $2.2 million to their estimated fair value of approximately $200,000 based on its estimate of realizable value from liquidation of these assets, which resulted in a $2.0 million charge in the fourth quarter of 2004. In addition, Viisage has removed the contract from its backlog, and will lose up to $19.7 million in revenue that Viisage expected to recognize over the next five and one-half years, unless the contract remains in place or the combined company is able to win the new contract for the digital drivers’ license system and the revenues from such new contract are substantially similar to the prior contract. Viisage also has evaluated for impairment the remaining $2.9 million in assets being retained by Viisage from the Georgia contract. These consist of approximately $1.1 million of assets that Viisage anticipates using in Georgia if it wins the contract based on the new request for proposals, approximately $150,000 of assets that it anticipates could either be used in Georgia under a new contract or used in other projects, and approximately $1.6 million of assets constituting Viisage’s central production facility in Georgia. Based upon its current probability-weighted estimate of cash flows, Viisage has determined that these assets are not currently impaired. While Viisage believes the combined company can utilize these assets either in Georgia, if it wins the new contract, or on alternative projects, to the extent that it is unable to utilize these assets or realize value through a sale of these assets or reach a new settlement with DMVS regarding these assets, it would be required to take a further charge to earnings.

If Viisage and Identix are unable to successfully remediate the material weaknesses in their internal controls, their ability to report their financial results on a timely and accurate basis may be adversely affected. As a result, current and potential stockholders could lose confidence in their financial reporting which could have a material adverse effect on the combined business, operating results and stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Viisage, beginning with its Annual Report on Form 10-K for the year ended December 31, 2004, and Identix, beginning with its Annual Report on Form 10-K for the year ended June 30, 2005, were required to furnish a report by their management on their internal controls over financial reporting. As a combined company, Viisage and Identix will be required to file a report by the combined company’s management on its internal controls over financial reporting in each of its future Annual Reports on Form 10-K. Such report is required to contain, among other matters, an assessment of the effectiveness of its internal control over financial reporting as of the end of its fiscal year, including a statement as to whether or not its internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in its internal control over financial reporting identified by management. Such report must also contain a statement that its auditors have issued an attestation report on management’s assessment of such internal controls.

Viisage’s management’s report and Viisage’s auditors’ report for 2004 were included in its Annual Report on Form 10-K/A for the year ended December 31, 2004 under Items 9A and 8, respectively. Viisage’s external auditors notified management and the audit committee of its board of directors that they believed there were material weaknesses due to insufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and to evaluate and resolve non-routine and/or complex accounting transactions, and in the control processes around information technology systems. These material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Viisage’s management determined that it was in agreement with the auditors’ initial assessment that these control deficiencies constituted a material weakness as of December 31, 2004, April 3, 2005, July 3, 2005 and October 2, 2005. Because of these material weaknesses, management has concluded that Viisage did not maintain effective internal control over financial reporting as of December 31, 2004, April 3, 2005, July 3, 2005 and October 2, 2005. Viisage’s management identified certain steps designed to address the material weaknesses described above, and began to execute remediation plans, as discussed elsewhere in this joint proxy statement/prospectus.

Identix’ management’s report was included in its annual report for the year ended June 30, 2005 on Form 10-K (as supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006) under Item 9A. As of June 30, 2005, management concluded that a material weakness existed as Identix did not maintain effective controls to ensure the proper allocation of its income tax provision (benefit) between loss from continuing operations and income from discontinued operations. Because of this material weakness, management concluded that Identix did not maintain effective internal control over financial reporting as of June 30, 2005, September 30, 2005 and December 31 2005. Management identified the steps necessary to address the material weaknesses described above, and began to execute remediation plans, as discussed in Item 9A of its annual report on Form 10-K (as supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006) and Part I, Item 4 of its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005 and December 31, 2005.

As a combined company, any failure to implement in a timely manner and maintain the improvements in the controls over the combined company’s financial reporting that Viisage and Identix are currently putting in place, or difficulties encountered in the implementation of these improvements in the combined company’s controls, could cause it to fail to meet its reporting obligations, to fail to produce reliable financial reports or to prevent fraud. Any failure to improve the combined company’s internal controls to address these identified weaknesses could also cause investors to lose confidence in its reported financial information, which could have a negative impact on the combined company’s business, operating results and stock price.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies such as Viisage and Identix. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Viisage and Identix are committed to maintaining high standards of corporate governance and public disclosure. As a result, they intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If Viisage’s and Identix’ efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, Viisage’s and Identix’ reputation may be harmed.

Viisage’s and Identix’ strategy of expanding their biometric products business could adversely affect the combined company’s business operations and financial condition.

Part of Viisage’s and Identix’ strategy is to enhance their leadership in biometric technologies. Pursuing this strategy involves risks. For instance, to date, biometric technologies have not gained widespread commercial acceptance. Some of the obstacles to widespread acceptance of biometric products include a perceived loss of privacy and public perceptions as to the usefulness of biometric products. Whether the market for biometric technologies will expand will be dependent upon factors such as:

•	national or international events which may affect the need for or interest in biometric products or services;

•	the cost, performance and reliability of the combined company’s products and services and those of its competitors;

•	customers’ perception of the perceived benefit of biometric products and services and their satisfaction with the combined company’s products and services;

•	public perceptions of the intrusiveness of these products and services and the manner in which firms are using the information collected;

•	public perceptions regarding the confidentiality of private information;

•	proposed or enacted legislation related to privacy of information; and

•	marketing efforts and publicity regarding these products and services.

Viisage and Identix do not know when, if ever, biometric products will gain widespread commercial acceptance. Certain groups have publicly objected to the use of biometric products for some applications on civil liberties grounds and legislation has been proposed to regulate the use of biometric security products. From time to time, biometrics technologies have been the focus of organizations and individuals seeking to curtail or eliminate such technologies on the grounds that they may be used to diminish personal privacy rights. If such initiatives result in restrictive legislation, the market for biometric solutions may be adversely affected. Even if biometric technologies gain wide market acceptance, the combined company’s products and services may not adequately address the requirements of the market and may not gain wide market acceptance.

Viisage and Identix face intense competition, which could result in lower revenues and higher research and development expenditures and could adversely affect the combined company’s results of operations.

The events of September 11, 2001 and subsequent regulatory and policy changes in the U.S. and abroad have heightened interest in the use of biometric security solutions, and Viisage and Identix expect competition in this field, which is already substantial, to intensify. Competitors are developing and marketing semiconductor or optically based direct contact fingerprint image capture devices, or retinal blood vessel, iris pattern, hand geometry, voice or various types of facial structure solutions. Viisage’s and Identix’ products also will compete with non-biometric technologies such as certificate authorities and traditional keys, cards, surveillance systems and passwords. Widespread adoption of one or more of these technologies or approaches in the markets Viisage and Identix intend to target could significantly reduce the potential market for their systems and products. Many of Viisage’s and Identix’ competitors have significantly more cash and resources than Viisage and Identix have. Viisage’s and Identix’ competitors may introduce products that are competitively priced, have increased performance or functionality or incorporate technological advances that Viisage and Identix have not yet developed or implemented. To remain competitive, Viisage and Identix must continue to develop, market and sell new and enhanced systems and products at competitive prices, which will require significant research and development expenditures. If Viisage and Identix do not develop new and enhanced products or if they are not able to invest adequately in their research and development activities, the combined company’s business, financial condition and results of operations could be negatively impacted.

Unless Viisage and Identix keep pace with changing technologies, they could lose existing customers and fail to win new customers.

In order to compete effectively in the biometrics market, Viisage and Identix must continually design, develop and market new and enhanced products at competitive prices and they must have the resources available to invest in significant research and development activities. The combined company’s future success will depend upon its ability to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Viisage and Identix may not be able to accurately predict which technologies customers will support. If the combined company does not introduce new products, services and enhancements in a timely manner, if it fails to choose correctly among technical alternatives or if it fails to offer innovative products and services at competitive prices, customers may forego purchases of its products and services and purchase those of its competitors.

In addition, continued participation by Viisage and Identix in the market for Live Scan systems that are linked to forensic quality databases under the jurisdiction of governmental agencies may require the investment of the combined company’s resources in upgrading the combined company’s products and technology for Viisage and Identix to compete and to meet regulatory and statutory standards. Viisage and Identix may not have adequate resources available to them or may not adequately keep pace with appropriate requirements in order to effectively compete in the marketplace.

Security breaches in systems that Viisage and Identix sell or maintain could result in the disclosure of sensitive government information or private personal information that could result in the loss of clients and negative publicity.

Many of the systems Viisage and Identix sell manage private personal information and protect information involved in sensitive government functions. The protective measures that Viisage and Identix use in these systems may not prevent security breaches, and failure to prevent security breaches may disrupt the combined company’s business, damage its reputation, and expose it to litigation and liability. A party who is able to circumvent security measures used in these systems could misappropriate sensitive or proprietary information or materials or cause interruptions or otherwise damage the combined company’s products, services and reputation, and the property of its customers. If unintended parties obtain sensitive data and information, or create bugs or viruses or otherwise sabotage the functionality of the combined company’s systems, the combined company may receive negative publicity, incur liability to its customers or lose the confidence of its customers, any of which may cause the termination or modification of its contracts. Further, the combined company’s insurance coverage may be insufficient to cover losses and liabilities that may result from such events.

In addition, Viisage and Identix may be required to expend significant capital and other resources to protect themselves against the threat of security breaches or to alleviate problems caused by these breaches. However, protective or remedial measures may not be available at a reasonable price or at all, or may not be entirely effective if commenced.

SecuriMetrics’ intellectual property rights and revenues may be adversely affected if it does not prevail in the litigation between SecuriMetrics and Iridian Technologies, Inc.

SecuriMetrics is engaged in litigation with Iridian Technologies, Inc. (Iridian) regarding certain license and related agreements for iris technology that SecuriMetrics has entered into with Iridian. SecuriMetrics and Viisage may not prevail in the litigation between SecuriMetrics and Iridian. Viisage’s acquisition of SecuriMetrics may have an unforeseen and adverse impact on SecuriMetrics’ prosecution of the litigation between SecuriMetrics and Iridian. In the event SecuriMetrics does not prevail in this litigation or does not settle this litigation, SecuriMetrics’ intellectual property rights and revenues may be adversely affected.

The substantial lead-time required for ordering parts and materials may lead to inventory problems.

The lead-time for ordering parts and materials and building many of Viisage’s and Identix’ products can be many months. As a result, Viisage and Identix must order parts and materials and build their products based on forecasted demand. If demand for their products lags significantly behind their forecasts, Viisage and Identix may produce more products than they can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory.

Loss of limited source suppliers may result in delays or additional expenses.

Viisage and Identix obtain certain hardware components and complete products, as well as software applications, from a limited group of suppliers. Viisage’s and Identix’ reliance on these suppliers involves significant risks, including reduced control over quality and delivery schedules. In particular, Viisage obtains all of the printers and consumables for the U.S. Department of State passport contract and the Department of Defense common access card contract from Toppan Printing Co. Ltd. Any financial instability of Viisage’s manufacturers or contractors could result in its having to find new suppliers. Further, although Viisage has long-term agreements with some of its suppliers, Identix does not. Viisage and Identix may experience significant delays in manufacturing and shipping their products to customers if they lose their sources or if supplies from these sources are delayed. As a result, they may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool the combined company’s products to accommodate components from different suppliers. Viisage and Identix cannot predict if they will be able to obtain replacement components within the time frames they require at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components or products on a timely basis, in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a severe negative impact on the combined company’s business, financial condition and results of operations.

The market for Viisage’s and Identix’ solutions is still developing and if the industry adopts standards or a platform different from their platform, then their competitive position would be negatively affected.

The market for identity solutions is still emerging. The evolution of this market is in a constant state of flux that may result in the development of different technologies and industry standards that are not compatible with Viisage’s and Identix’ current products or technologies. In particular, the face recognition market lacks industry-wide standards. Several organizations, such as the International Civil Aviation Organization, which sets standards for travel documents that its member states then put into effect, and the National Institute for Standards and Testing, which is part of the U.S. Department of Commerce, have recently selected face recognition as the biometric to be used in identification documentation. It is possible, however, that these standards may change and that any standards eventually adopted could prove disadvantageous to or incompatible with the combined company’s business model and product lines.

Legal claims regarding infringement by Viisage or Identix or their suppliers of third party intellectual property rights could result in substantial costs, diversion of managerial resources and harm to the combined company’s reputation.

Although Viisage and Identix believe that their products and services do not infringe the intellectual property rights of others, Viisage or Identix might not be able to defend successfully against a third-party infringement claim. A successful infringement claim against Viisage or Identix or their suppliers could subject them to:

•	liability for damages and litigation costs, including attorneys’ fees;

•	lawsuits that prevent them from further use of the intellectual property;

•	having to license the intellectual property from a third party, which could include significant licensing fees;

•	having to develop a non-infringing alternative, which could be costly and delay projects;

•	having to indemnify clients with respect to losses they incurred as a result of the alleged infringement; and

•	having to establish alternative sources for products supplied to them by third parties, as discussed above in the risk factor regarding their dependence on limited source suppliers.

Even if Viisage and Identix are not found liable in a claim for intellectual property infringement, such a claim could result in substantial costs, diversion of resources and management attention, termination of customer contracts and harm to the combined company’s reputation.

Uncertainties in global economic markets and the continuing threat of global terrorism could cause delays in customer purchases.

Many customers and potential customers have delayed purchase intentions as a result of uncertainties in global economic markets. Government budgets, particularly at state and regional levels, have been or are expected to be reduced notably. Government contracts result from purchasing decisions made by public sector agencies that are particularly sensitive to budget changes and cutbacks during economic downturns, and variations in appropriations cycles. Many U.S. state customers are facing budget cuts, and some international customers are facing debt crises, introducing added uncertainty. Any shift in the government procurement process, which is outside of Viisage’s and Identix’ control and may not be predictable, could impact the predictability of their quarterly results and may potentially have a material negative effect on the combined company’s financial position, results of operation or cash flows.

The September 11, 2001 terrorist attacks, and continuing concerns about global terrorism, may have created an increase in awareness for biometric security solutions generally. However, government funding for efforts in the war against terrorism, the war in Iraq, and the post-war reconstruction efforts in Iraq, may result in delays in funding for the implementation of biometric solutions generally.

Viisage’s and Identix’ plan to pursue sales in international markets may be limited by risks related to conditions in such markets.

In the nine months ended October 2, 2005, Viisage derived approximately 10%, and in the six months ended December 31, 2005, Identix derived approximately 11%, of their total revenues from international sales. Identix has a local presence in the United Kingdom, and Viisage has a local presence in Germany. There is a risk that Viisage and Identix may not be able to successfully market, sell and deliver their products in foreign countries.

Risks inherent in marketing, selling and delivering products in foreign and international markets, each of which could have a severe negative impact on the combined company’s financial results and stock price, include those associated with:

•	regional economic or political conditions;

•	delays in or absolute prohibitions on exporting products resulting from export restrictions for certain products and technologies, including “crime control” products and encryption technology;

•	loss of, or delays in importing products, services and intellectual property developed abroad, resulting from unstable or fluctuating social, political or governmental conditions;

•	fluctuations in foreign currencies and the U.S. dollar;

•	loss of revenue, property (including intellectual property) and equipment from expropriation, nationalization, war, insurrection, terrorism, criminal acts and other political and social risks;

•	the overlap of different tax structures;

•	seasonal reductions in business activity;

•	risks of increases in taxes and other government fees; and

•	involuntary renegotiations of contracts with foreign governments.

Viisage and Identix expect that they will have increased exposure to foreign currency fluctuations. Net revenue and related expenses generated from Viisage’s operations in Germany are denominated in euros. The results of operations and balance sheet associated with this location are exposed to foreign exchange rate fluctuations. As of October 2, 2005 and December 31, 2005, the accumulated other comprehensive loss for Viisage and Identix includes foreign currency translation adjustments of $1.7 million and $0.2 million respectively. In addition to Viisage’s German operation, Viisage has significant Japanese Yen-denominated transactions with Japanese vendors supplying hardware and consumables for the delivery of certain large contracts. Fluctuations in foreign currencies, including Viisage’s Japanese Yen-denominated transactions could result in unexpected fluctuations to its results of operations, which could be material and adverse.

The combined company’s results of operations may be harmed by governmental credit and other policies.

Viisage and Identix extend substantial credit to federal, state and local governments in connection with sales of their products and services. Sales to sizeable customers requiring large and sophisticated networks of fingerprint recognition and Live Scan systems and peripheral equipment often include technical requirements which may not be fully known at the time requirements are specified by the customer. In addition, contracts may specify performance criteria that must be satisfied before the customer accepts the products and services. Collection of accounts receivable may be dependent on completion of customer requirements, which may be unpredictable, subject to change by the customer, and not fully understood by Viisage and Identix at the time of acceptance of the order, and may involve investment of additional resources. These investments of additional resources are accrued when amounts can be estimated but may be uncompensated and negatively affect profit margins and the combined company’s liquidity.

Additionally, without regard to termination of funding, government agencies both domestically and internationally may successfully assert the right to terminate business or funding relationships with Viisage and Identix at their sole discretion without adequate or any compensation or recourse for Viisage and Identix.

If Viisage and Identix do not successfully expand their direct sales and services organizations and partnering arrangements, they may not be able to increase their sales or support their customers.

Viisage sells substantially all of its services and licenses substantially all of its products through its direct sales organization. The combined company’s future success depends on substantially increasing the size and scope of its direct sales force and partnering arrangements, both domestically and internationally. Viisage and Identix will face intense competition for personnel, and they cannot guarantee that they will be able to attract, assimilate or retain additional qualified sales personnel on a timely basis. Moreover, given the large-scale deployment required by some of their customers, they will need to hire and retain a number of highly trained customer service and support personnel. They cannot guarantee that they will be able to increase the size of their customer service and support organization on a timely basis to provide the high quality of support required by their customers. Failure to add additional sales and customer service representatives could result in their inability to increase sales and support their customers.

Viisage and Identix rely in part upon original equipment manufacturers, or OEM, and distribution partners to distribute their products, and they may be adversely affected if those parties do not actively promote their products or pursue installations that use their equipment.

A significant portion of Viisage’s and Identix’ revenue comes from sales to partners including OEMs, systems integrators, distributors and resellers. Some of these relationships have not been formalized in a detailed contract, and may be subject to termination at any time. Even where these relationships are formalized in a detailed contract, the agreements are often terminable with little or no notice and subject to periodic amendment. Viisage and Identix cannot control the amount and timing of resources that their partners devote to activities on their behalf.

Viisage and Identix intend to continue to seek strategic relationships to distribute, license and sell certain of their products. Viisage and Identix, however, may not be able to negotiate acceptable relationships in the future and cannot predict whether current or future relationships will be successful.

Integration of acquired businesses may be difficult and will consume significant financial and managerial resources, which could have an adverse effect on the combined company’s results of operations.

In addition to the risks related to the merger contemplated by this registration statement as described in “Risk Factors—Risks Related to the Merger” above, the combined company faces risks related to acquisitions made by Viisage and Identix prior to the merger. On February 5, 2006, Viisage entered into an agreement to acquire all of the stock of SecuriMetrics, Inc., a company which provides handheld iris recognition and multi-modal biometric devices, software applications and services. On December 16, 2005, Viisage completed the acquisition of Integrated Biometric Technology LLC and its parent, Integrated Biometric Technology, Inc., companies providing fingerprinting products, services and solutions to government, civil and commercial customers that require criminal background checks and screening. On January 23, 2004, Viisage completed the acquisition of ZN Vision Technologies AG, or ZN, a leading German provider of face recognition and computer vision products and services. On February 14, 2004, Viisage completed the acquisition of TDT. On October 5, 2004, Viisage completed the acquisition of Imaging Automation, Inc., a market leader in identity document authentication. In March 2004, Identix acquired certain technology and intellectual property rights of Delean Vision Worldwide, Inc. In February 2004, Identix acquired the 50% percent interest in Sylvan Identix Fingerprint Centers, LLC (referred to as SIFC) that it did not own. Identix subsequently re-named SIFC to Identix Identification Services, LLC. In February 2004, Identix sold its wholly owned subsidiary, Identix Public Sector, Inc., whose business principally consisted of providing project management and facilities engineering services to government agencies. Identix acquired certain proprietary software and source code assets from a third party in October 2002. Identix merged with Visionics in June 2002 and acquired Identicator Technology, Inc. in fiscal year 1999. The continued integration of the products and services of these acquired companies with the combined company will be challenging and will consume significant financial and managerial resources. The challenges involved with integration include, among others:

•	exposure to unknown liabilities of acquired companies or assets;

•	higher than anticipated acquisition costs and expenses;

•	effects of costs and expenses of acquiring and integrating new businesses on the combined company’s operating results and financial condition;

•	effects of consolidated revenue loss associated with dispositions of material subsidiaries or assets;

•	effects of costs and expenses of integrating and introducing new technologies;

•	the difficulty and expense of assimilating the operations and personnel of the companies;

•	disruption of the combined company’s ongoing business;

•	diversion of management time and attention;

•	failure to maximize the combined company’s financial and strategic position by the successful incorporation of acquired technology;

•	failure to realize the potential of acquired technologies, complete product development, or properly obtain or secure appropriate protection of intellectual property rights;

•	the maintenance of uniform standards, controls, procedures and policies;

•	loss of key employees and customers as a result of changes in management;

•	incurring amortization expenses;

•	incurring impairment charges arising out of the combined company’s assessments of goodwill and intangibles; and

•	possible dilution to the combined company’s stockholders.

In addition, the differences between business cultures and the geographic distances between the companies could present significant obstacles to the combined company’s integration of Viisage’s and Identix’ acquired companies. Viisage’s and Identix’ strategy contemplates acquiring additional businesses, the integration of which may consume significant financial and managerial resources, and could have a severe negative impact on our business, financial condition and results of operations.

The acquisitions by Viisage and Identix could result in future impairment charges which could adversely affect the combined company’s results of operations.

The merger is expected to result in a material amount of goodwill and intangible assets. In addition, as a result of Viisage’s acquisitions of IBT, ZN, TDT and Imaging Automation and the expected acquisitions of Identix and SecuriMetrics, additional goodwill and other intangible assets have been or will be recorded. In connection with the Visionics merger, Identix recorded a substantial amount of goodwill.

The recorded amounts at the purchase date for goodwill and other intangible assets represent fair values estimated at a point in time and are based on valuations that require significant estimates and assumptions about future events, which are derived from information obtained from the management of the acquired businesses and the combined company’s business plans for the acquired businesses or intellectual property. If estimates and assumptions used to initially record goodwill and intangible assets do not materialize, ongoing reviews of the carrying amounts of such goodwill and intangible assets may result in impairments which will require the combined company to record a charge in the period in which such an impairment is identified, which could have a severe negative impact on its business, financial condition and results of operations.

If the combined company does not achieve the expected benefits of the acquisitions made by Viisage and Identix, the price of the combined company’s common stock could decline.

Viisage and Identix expect that the merger of Viisage and Identix, as well as the acquisitions that Viisage and Identix have made previously will enhance their leadership in the identity solutions industry through the combination of their technologies. However, the combination of such technologies might not meet the demands of the marketplace. If Viisage’s and Identix’ technologies fail to meet such demand, customer acceptance of their biometric products could decline, which would have an adverse effect on their results of operations and financial condition. Further, they expect that the additions to their product portfolio will extend their reach into their current markets and provide a critical component to their comprehensive offering for new markets in need of identity solutions. However, there can be no assurance that their current customers or customers in new markets will be receptive to these additional offerings. Further, Viisage and Identix might not be able to market successfully their products and services to the customers of the companies they acquired. If their product offerings and services fail to meet the demands of this marketplace, their results of operations and financial condition could be adversely affected. There is also a risk that they will not achieve the anticipated benefits of the acquisitions as rapidly as, or to the extent, anticipated by financial or industry analysts, or that such analysts will not perceive the same benefits to the acquisitions as they do. If these risks materialize, the combined company’s stock price could be adversely affected.

The success of Viisage’s and Identix’ strategic plan to grow sales and develop relationships in Europe may be limited by risks related to conducting business in European markets.

Part of Viisage’s and Identix’ strategy will be to increase sales and build additional relationships in European markets. Risks inherent in marketing, selling and developing relationships in European markets include those associated with:

•	economic conditions in European markets, including fluctuations in the relative values of the U.S. dollar and the Euro;

•	taxes and fees imposed by European governments that may increase the cost of products and services; and

•	laws and regulations imposed by individual countries and by the European Union.

In addition, European intellectual property laws are different than U.S. intellectual property laws and Viisage and Identix will have to ensure that their intellectual property is adequately protected in foreign jurisdictions and that ZN’s intellectual property is adequately protected in the United States. If Viisage and Identix do not adequately protect their intellectual property rights, competitors could use their proprietary technologies in non-protected jurisdictions and put them at a competitive disadvantage.

If Viisage’s and Identix’ systems and products are not timely delivered or do not perform as promised, the combined company could experience increased costs, lower margins, liquidated damage payment obligations and harm to its reputation.

Viisage and Identix will be required to provide complex systems, such as their fingerprint readers, that will be required to operate on an “as needed” basis. This may in turn lead to delays or shortages in the availability of certain products, or, in some cases, the unavailability of certain products. The negative effects of any delay or failure could be exacerbated if the delay or failure occurs in products that provide personal security, secure sensitive computer data, authorize significant financial transactions or perform other functions where a security breach could have significant consequences. If a product launch is delayed or is the subject of an availability shortage because of problems with Viisage’s and Identix’ ability to manufacture or assemble the product successfully on a timely basis, or if a product or service otherwise fails to meet performance criteria, Viisage and Identix may lose revenue opportunities entirely and/or experience delays in revenue recognition associated with a product or service in addition to incurring higher operating expenses during the period required to correct the defects.

There is a risk that for unforeseen reasons Viisage and Identix may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. Viisage and Identix attempt to limit remedies for product failure to the repair or replacement of malfunctioning or noncompliant products or services, and also attempt to exclude or minimize exposure to product and related liabilities by including in their standard agreements warranty disclaimers and disclaimers for consequential and related damages as well as limitations on their aggregate liability. From time to time, in certain complex sale or licensing transactions, Viisage and Identix may negotiate liability provisions that vary from such standard forms. There is a risk that their contractual provisions may not adequately minimize their product and related liabilities or that such provisions may be unenforceable. Viisage and Identix carry product liability insurance, but existing coverage may not be adequate to cover potential claims. Although they will deploy back-up systems, the failure of their products to perform as promised could result in increased costs, lower margins, liquidated damage payment obligations and harm to their reputation. This could result in contract terminations and have a material adverse effect on the combined company’s business and financial results.

Failure by Viisage and Identix to maintain the proprietary nature of their technology, intellectual property and manufacturing processes could have a material adverse effect on their business, operating results, financial condition, stock price, and their ability to compete effectively.

Viisage and Identix principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect their proprietary rights. There is a risk that claims allowed on any patents or trademarks they hold may not be broad enough to protect their technology. In addition, their patents or trademarks may be challenged, invalidated or circumvented and Viisage and Identix cannot be certain that the rights granted thereunder will provide competitive advantages to them. Moreover, any current or future issued or licensed patents, or trademarks, or currently existing or future developed trade secrets or know-how may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of Viisage’s and Identix’ already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes, which are the same as, substantially equivalent or superior to Viisage’s and Identix’, or become available in the market at a lower price.

The combined company may have to litigate to enforce its patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation may have a severe negative effect on the combined company’s financial results and stock price. To determine the priority of inventions, the combined company may have to participate in interference proceedings declared by the United States Patent and Trademark Office or oppositions in foreign patent and trademark offices, which could result in substantial cost and limitations on the scope or validity of the combined company’s patents or trademarks.

In addition, foreign laws treat the protection of proprietary rights differently from laws in the United States and may not protect Viisage’s and Identix’ proprietary rights to the same extent as U.S. laws. The failure of foreign laws or judicial systems to adequately protect their proprietary rights or intellectual property, including intellectual property developed on their behalf by foreign contractors or subcontractors may have a material adverse effect on their business, operations, financial results and stock price.

If Viisage and Identix fail to adequately manage their resources, it could have a severe negative impact on the combined company’s financial results or stock price.

Viisage and Identix could be subject to fluctuations in technology spending by existing and potential customers. Accordingly, they will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. In addition, the combined company will be required to implement operational, financial and management information procedures and controls that are efficient and appropriate for the size and scope of its operations. The management skills and systems currently in place may not be adequate, and Viisage and Identix may not be able to manage any significant cost reductions or effectively provide for their growth.

Future acquisitions of companies or technologies may result in disruptions to the combined company’s business.

Beyond the recent acquisitions made by Viisage and Identix, Viisage’s and Identix’ growth strategy as a combined company includes additional acquisitions of companies or technologies that are complementary to their existing businesses. Future acquisitions could involve risks inherent in acquisitions, such as:

•	challenges associated with integrating acquired technologies and the business and operations of acquired companies;

•	exposure to unknown liabilities;

•	diversion of managerial resources from day-to-day operations;

•	possible loss of key employees, customers and suppliers;

•	higher than expected transaction costs; and

•	additional dilution to the combined company’s existing stockholders if the combined company uses its common stock as consideration.

If Viisage and Identix fail to manage these challenges adequately, their results of operations and stock price could be adversely affected.

If Viisage and Identix fail to attract and retain qualified senior executive and key technical personnel, their ability to remain competitive could be adversely affected.

Viisage and Identix believe that the continued service of their executive officers will be important to their future growth and competitiveness. They expect to enter into new employment and/or service agreements with current Viisage and Identix executives in connection with the merger. These agreements are intended to provide the executives with incentives to remain employed by the combined company. However, Viisage and Identix cannot assure you that they will reach agreement with these executives. In addition, Viisage and Identix believe that the continued employment of key members of Viisage’s and Identix’ technical and sales staffs is important to the combined company. Most of Viisage’s and Identix’ employees are entitled to voluntarily terminate their relationship with Viisage or Identix, typically without any, or with only minimal, advance notice. The process of finding additional trained personnel to carry out Viisage’s and Identix’ strategy could be lengthy, costly and disruptive. Viisage and Identix may be unable to retain the services of all of their key employees or a sufficient number of them to execute Viisage’s and Identix’ plans. In addition, Viisage and Identix may be unable to attract new employees as required.

Viisage’s and Identix’ quarterly results could be volatile and may cause their stock price to fluctuate.

Viisage and Identix have experienced fluctuations in quarterly operating results and they expect those fluctuations to continue. They expect that their quarterly results will continue to be affected by, among other things, factors such as:

•	unavailability or delays in authorization of government funding or cancellations, delays or contract amendments by government agency customers;

•	reduced demand for products and services caused, for example, by product offerings from new competitors;

•	the inability to timely and successfully (i) complete development of complex designs, components and products, (ii) complete new product introductions that may result in improved gross margins, (iii) manufacture in volume or install certain of the combined company’s complex products or (iv) obtain relevant government agency certifications for newly introduced products on a timely basis;

•	changes in the mix of products and services Viisage or Identix or their distributors sell;

•	the readiness of customers to accept delivery of new products on a timely basis;

•	protests of federal, state or local government contract awards by competitors;

•	unforeseen legal expenses, including litigation and/or administrative protest costs;

•	expenses related to acquisitions or mergers;

•	impairment charges arising out of their assessments of goodwill and intangibles;

•	other one-time financial charges;

•	the lack of availability or increase in cost of key components and subassemblies;

•	competitive pricing pressures; and

•	unpredictable product installation schedules.

Particularly important is the need to invest in planned technical development programs to maintain and enhance the combined company’s competitiveness, and to successfully develop and launch new products and services on a timely basis. Managing and improving the likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors and promotional expenses. These costs are very difficult to adjust in response to short-term fluctuations in the combined company’s revenues, compounding the difficulty of achieving profitability in the event of a revenue downturn.

The combined company’s lengthy and variable sales cycle will make it difficult to predict operating results.

Certain of the combined company’s products often have a lengthy sales cycle while the customer evaluates and receives approvals for purchase. If, after expending significant funds and effort, the combined company fails to receive an order, a negative impact on its financial results and stock price could result. It is difficult to predict accurately the sales cycle of any large order for any of its products. If the combined company does not ship and or install one or more large orders as forecast for a fiscal quarter, its total revenues and operating results for that quarter could be materially and adversely affected.

Certain of Viisage’s stockholders have significant relationships with Viisage, which could result in it taking actions that are not supported by unaffiliated stockholders.

In connection with the L-1 investment, L-1 became the largest stockholder of Viisage, owning approximately 28.54% of Viisage’s outstanding common stock. Based on the number of shares of Identix outstanding on the Identix record date, upon consummation of the merger, L-1 will own approximately         % of the combined company. In addition, Lau Technologies, or Lau, and Mr. Buddy Beck, beneficially own approximately 7.54% and 7.93%, respectively, of Viisage’s outstanding common stock and will beneficially own approximately         % and         % upon completion of the merger. As a result, L-1, Lau and Mr. Beck have a strong influence on matters requiring approval by Viisage’s stockholders, including the election of directors and most corporate actions, such as mergers and acquisitions. In addition, Viisage has significant relationships with each of L-1, Lau and Mr. Beck, including:

•	Mr. Robert LaPenta, the founder and Chief Executive Officer of L-1, an affiliate of Aston Capital Partners, L.P., a stockholder of Viisage, is Chairman of the board of directors of Viisage and will become Chairman of the board of directors and Chief Executive Officer of the combined company;

•	James DePalma and Joseph Paresi, who are affiliates of L-1 and Aston Capital Partners, L.P., a stockholder of Viisage, will serve as the Executive Vice President and Chief Financial Officer and as the Executive Vice President and Chief Marketing and Sales Officer, respectively, of the combined company;

•	Viisage acquired significant intellectual property, contracts and distribution channels through a transaction with Lau in January 2002 under which Viisage agreed to pay Lau a 3.1% royalty on its face recognition revenues through June 30, 2014, up to a maximum of $27.5 million;

•	in connection with the above transaction with Lau, Viisage entered into consulting agreements with Joanna Lau, the President of Lau, and her spouse Denis K. Berube, the Chief Operating Officer of Lau who also serves as a director on Viisage’s board of directors under which Viisage will pay each of Ms. Lau and Mr. Berube $125,000 per year through the earlier of January 10, 2012 or the commencement of the consultant’s full-time employment elsewhere;

•	Mr. Berube and Ms. Lau own a majority of Lau’s voting stock;

•	in connection with the acquisition of TDT in February 2004, Mr. Beck was elected a member of Viisage’s board of directors; and

•	in connection with the acquisition of TDT, Viisage entered into a consulting agreement with Mr. Beck under which Viisage agreed to pay Mr. Beck $300,000 per year for two years, provided that Mr. Beck devotes his full business time to developing business opportunities for Viisage.

As of September 30, 2005, Kern Capital Management LLC owned approximately 9% of Identix’ outstanding common stock and, upon consummation of the merger, based on the number of shares of Identix outstanding on the Identix record date, will own approximately         % of the outstanding common stock of the combined company.

The concentration of large percentages of ownership in any single stockholder, or in any series of single stockholders, may delay or prevent change in control of the combined company. Additionally, the sale of a significant number of the combined company’s shares in the open market by single stockholders or otherwise could adversely affect its stock price.

Additional Risks Related To The Business Of Identix

Identix faces intense competition from other biometric solution providers as well as identification and security systems providers.

A significant number of established and startup companies are marketing or developing software and hardware for facial, skin and fingerprint biometric products and applications that currently compete or will compete directly with Identix’ current offerings. Some of these companies are marketing or developing semiconductor or optically based direct contact fingerprint image capture devices, or retinal blood vessel, iris pattern, hand geometry, voice or various types of facial structure solutions. If one or more of these competing technologies or approaches were widely adopted, it would significantly reduce the potential market for Identix’ products. Identix’ security and identity related line of products and applications also compete with non-biometric technologies such as certificate authorities, smart card security solutions, and traditional key, card, surveillance systems and passwords. Many competitors offering products that compete with Identix’ security and identity related line of products and applications have significantly more financial and other resources than Identix.

Identix’ facial biometric products face intense competition from a number of competitors who are actively engaged in developing and marketing facial-based recognition or security products. Among these competitors are Cognitec Systems GmbH and Imagis Technologies, Inc. Identix’ “live scan” line of products also faces intense competition from a number of competitors, including without limitation CrossMatch Technologies, Inc., which recently merged with Smiths Heimann Biometrics GmbH.

The biometric security market is rapidly evolving and intensely competitive, and Identix believes that additional significant long-term competitors will continue to enter the market. Identix expects competition in the biometrics markets to increase and intensify in the near term. Companies competing with Identix may introduce products that are competitively priced, have increased performance or functionality or incorporate technological advances Identix has not yet developed or implemented. Some present and potential competitors have financial, marketing, research, and manufacturing resources substantially greater than those of Identix. Other players in the biometric industry who offer complementary products or private label products manufactured by Identix’ direct competitors do have the potential to directly compete with Identix. Among these companies are Sagem Morpho, Inc., Cogent, NEC, Printrak International, Inc., (a Motorola company), and Saflink.

The biometrics industry is characterized by rapid technological change and requires introduction of new and enhanced products at competitive prices.

In order to compete effectively in the biometrics market, Identix must continually design, develop or acquire and market new and enhanced products at competitive prices and Identix must have the resources available to invest in significant research and development activities. Identix’ future success will depend upon Identix’ ability to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Delays in introducing new products, services and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products and services at competitive prices may cause customers to forego purchases of Identix’ products and services and purchase those of Identix’ competitors, and could adversely affect Identix’ business operations, financial results and stock price.

Continued participation by Identix in the market for Live Scan systems that are linked to forensic quality databases under the jurisdiction of governmental agencies may require the investment of Identix’ resources in upgrading Identix’ products and technology for Identix to compete and to meet regulatory and statutory standards. Identix may not have adequate resources available to it or may not adequately keep pace with appropriate requirements in order to effectively compete in the marketplace.

Identix’ business will not grow unless the market for biometric products and services expands both domestically and internationally.

Identix’ revenues are derived from the sale of biometric products and services. Biometric products have not gained widespread commercial acceptance. Identix cannot accurately predict the future growth rate, if any, or the ultimate size of the biometric technology market. The expansion of the market for Identix’ products depends on a number of factors including without limitation:

•	national or international events which may affect the need for or interest in biometric products or services;

•	the cost, performance and reliability of Identix’ products and services and those of Identix’ competitors;

•	customers’ perception of the perceived benefit of biometric products and services and their satisfaction with Identix’ products and services;

•	public perceptions of the intrusiveness of these products and services and the manner in which firms are using the information collected;

•	public perceptions regarding the confidentiality of private information;

•	proposed or enacted legislation related to privacy of information; and

•	marketing efforts and publicity regarding these products and services.

Certain groups have publicly objected to the use of biometric products for some applications on civil liberties grounds and legislation has been proposed to regulate the use of biometric security products. From time to time, biometrics technologies have been the focus of organizations and individuals seeking to curtail or eliminate such technologies on the grounds that they may be used to diminish personal privacy rights. If such initiatives result in restrictive legislation, the market for biometric solutions may be adversely affected. Even if biometric solutions gain wide market acceptance, Identix’ products and services may not adequately address the requirements of the market and may not gain wide market acceptance.

Identix derives a significant amount of its revenue from government contracts, which are often non-standard, involve competitive bidding, may be subject to cancellation without penalty and may produce volatility in earnings and revenue.

Identix’ performance in any reporting period may be adversely affected because of its reliance on a small number of large customers, the majority of which are government agencies. Government contracts frequently include provisions that are not standard in private commercial transactions. For example, government contracts often include bonding requirements and provisions permitting the purchasing agency to cancel the contract for convenience at any time without penalty in certain circumstances. As public agencies, these prospective customers are also subject to public agency contract requirements that vary from jurisdiction to jurisdiction. Some of these requirements may be onerous or impossible to satisfy.

In many instances, the procurements of Identix’ federal, state and local customers are dependent on the availability or continued availability of federal, state or local government funds or grants and general tax funding. Such funding may not be approved or, if approved, it may not be available for the purchase of Identix’ products or solutions, and even if such funding is approved and available, such funds may be subject to termination at any time at the sole discretion of the government body providing or receiving such funds.

Additionally, public agency contracts are frequently awarded only after formal competitive bidding processes, which are often protracted. In some cases, unsuccessful bidders for public agency contracts are provided the opportunity to formally protest certain contract awards through various agency, administrative and judicial channels. The protest process may delay a successful bidder’s contract performance for a number of weeks, months or more, or result in the cancellation of the contract award entirely. There is a risk that Identix may not be awarded contracts for which it bids or, if awarded, that substantial delays or cancellation of purchases may follow as a result of third party protests. For example, in October 2003, Identix announced that is had been awarded a Blanket Purchase Order (referred to as BPO) from the Department of Homeland Security (referred to as DHS) with an estimated value of approximately $27 million. The award was subsequently protested by one of Identix’ competitors who had been an unsuccessful participant in the bidding process for the BPO. Though the protest was ultimately resolved in Identix’ favor, the protest resulted in substantial delays in DHS’ procurement of Identix’ technology under the BPO. Similar protests, and similar delays, regarding any future government contracts of a material nature that may be awarded to Identix could result in materially adverse revenue volatility, making management of inventory levels, cash flow and profitability or loss inherently difficult. Outright loss of any material government contract, through the protest process or through termination for convenience by the customer or otherwise, could have a material adverse effect on Identix’ financial results and stock price.

Similar to federal government contracts, state and local government agency contracts may be contingent upon availability of matching funds from federal, state or local entities. State and local law enforcement and other government agencies are subject to political, budgetary, purchasing and delivery constraints which may continue to result in quarterly and annual revenues and operating results that may be irregular and difficult to predict. Such revenue volatility makes management of inventory levels, cash flow and profitability inherently difficult. In addition, if Identix is successful in winning such procurements, there may be unevenness in shipping schedules, as well as potential delays and changes in the timing of deliveries and recognition of revenue, or cancellation of such procurements.

For the six months ended December 31, 2005 and 2004, Identix derived approximately 21% and 27%, respectively, of its revenue directly from contracts relating to the U.S. Federal Government with one agency producing 12% and 13%, respectively, of total revenues for the six months ended December 31, 2005 and 2004. The loss of a material government contract due to budget cuts or otherwise could have a material adverse impact on Identix’ financial results and stock price.

Identix’ financial and operating results often vary significantly from quarter to quarter and may be negatively affected by a number of factors.

Identix’ financial and operating results may fluctuate from quarter to quarter because of the following reasons:

•	unavailability or delays in authorization of government funding or cancellations, delays or contract amendments by government agency customers;

•	reduced demand for products and services caused, for example, by product offerings from new competitors;

•	the inability to timely and successfully (i) complete development of complex designs, components and products, (ii) complete new product introductions that may result in improved gross margins, (iii) manufacture in volume or install certain of Identix’ complex products or (iv) obtain relevant government agency certifications for newly introduced products on a timely basis;

•	changes in the mix of products and services Identix or its distributors sell;

•	the readiness of customers to accept delivery of new products on a timely basis;

•	protests of federal, state or local government contract awards by competitors;

•	unforeseen legal expenses, including litigation and/or administrative protest costs;

•	expenses related to acquisitions or mergers;

•	impairment charges arising out of Identix’ assessments of goodwill and intangibles;

•	other one-time financial charges;

•	the lack of availability or increase in cost of key components and subassemblies;

•	competitive pricing pressures; and

•	unpredictable product installation schedules.

Particularly important is the need to invest in planned technical development programs to maintain and enhance Identix’ competitiveness, and to successfully develop or acquire and launch new technology, products and services on a timely basis. Managing and improving the likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors and promotional expenses. These costs are very difficult to adjust in response to short-term fluctuations in Identix’ revenues, compounding the difficulty of achieving profitability in the event of a revenue downturn.

Identix’ results of operations may be harmed by governmental credit and other policies.

Identix extends substantial credit to federal, state and local governments in connection with sales of its products and services. Sales to sizeable customers requiring large and sophisticated networks of fingerprint recognition and Live Scan systems and peripheral equipment often include technical requirements which may not be fully known at the time requirements are specified by the customer. In addition, contracts may specify performance criteria that must be satisfied before the customer accepts the products and services. Collection of accounts receivable may be dependent on completion of customer requirements, which may be unpredictable, subject to change by the customer, and not fully understood by us at the time of acceptance of the order, and may involve investment of additional resources. These investments of additional resources are accrued when amounts can be estimated but may be uncompensated and negatively affect profit margins and Identix’ liquidity.

Additionally, without regard to termination of funding, government agencies both domestically and internationally may successfully assert the right to terminate business or funding relationships with Identix at their sole discretion without adequate or any compensation or recourse for Identix.

A security breach or failure in systems that Identix sells could result in the disclosure of private personal information that could harm Identix’ business by adversely affecting the market’s perception of Identix’ products and services.

Many of the systems Identix sells are designed to secure or manage private personal information or information maintained by governmental agencies. In addition to being costly to repair and causing delays and other difficulties, a security breach or failure in one of these systems could cause serious harm to Identix’ business as a result of negative publicity or decisions by governmental clients to limit Identix’ access or involvement with this information.

The terrorist attacks of September 11, 2001, and the continuing threat of global terrorism, have increased financial expectations that may not materialize.

The September 11, 2001 terrorist attacks, and continuing concerns about global terrorism, may have created an increase in awareness for biometric security solutions generally. However, it is uncertain whether the actual level of demand for Identix’ biometric products and services will grow as a result of such increased awareness. Increased demand may not result in an actual increase in Identix’ revenues. In addition, it is uncertain which security solutions, if any, will be adopted as a result of terrorism and whether Identix’ products will be a part of those solutions. Efforts in the war against terrorism, the war in Iraq, and the post-war reconstruction efforts in Iraq, may actually delay funding for the implementation of biometric solutions generally. Even if Identix’

products are considered or adopted as solutions to the terrorism, the level and timeliness of available funding are unclear. These factors may adversely impact Identix and create unpredictability in revenues and operating results.

Identix’ lengthy and variable sales cycle will make it difficult to predict operating results.

Certain of Identix’ products often have a lengthy sales cycle while the customer evaluates and receives approvals for purchase. If, after expending significant funds and effort, Identix fails to receive an order, a negative impact on Identix’ financial results and stock price could result.

It is difficult to predict accurately the sales cycle of any large order for any of Identix’ products. If Identix does not ship and or install one or more large orders as forecast for a fiscal quarter, its total revenues and operating results for that quarter could be materially and adversely affected.

The substantial lead-time required for ordering parts and materials may lead to inventory problems.

The lead-time for ordering parts and materials and building many of Identix’ products can be many months. As a result, Identix must order certain parts and materials and build its products based on forecasted demand. If demand for Identix’ products lags significantly behind its forecasts, Identix may produce more products than it can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory.

Identix relies in part upon original equipment manufacturers (referred to as OEM) and distribution partners to distribute its products, and it may be adversely affected if those parties do not actively promote its products or pursue installations that use its equipment.

A significant portion of Identix’ revenue comes from sales to partners including OEMs, systems integrators, distributors and resellers. Some of these relationships have not been formalized in a detailed contract, and may be subject to termination at any time. Even where these relationships are formalized in a detailed contract, the agreements are often terminable with little or no notice and subject to periodic amendment. Identix cannot control the amount and timing of resources that its partners devote to activities on Identix’ behalf.

Identix intends to continue to seek strategic relationships to distribute, license and sell certain of its products. Identix, however, may not be able to negotiate acceptable relationships in the future and cannot predict whether current or future relationships will be successful.

Loss of sole or limited source suppliers may result in delays or additional expenses.

Identix obtains certain hardware components and complete products, as well as software applications, from a single source or a limited group of suppliers. Identix does not have long-term agreements with any of its suppliers. Identix will experience significant delays in manufacturing and shipping of products to customers if it loses these sources or if supplies from these sources are delayed.

As a result, Identix may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool Identix’ products to accommodate components from different suppliers. Identix cannot predict if it will be able to obtain replacement components within the time frames it requires at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components or products on a timely basis in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a severe negative impact on Identix’ financial results and stock price.

Identix’ plan to pursue sales in international markets may be limited by risks related to conditions in such markets.

For the six months ended December 31, 2005, Identix derived approximately 11% of its total revenues from international sales. Identix currently has a local presence in the United Kingdom.

There is a risk that Identix may not be able to successfully market, sell and deliver its products in foreign countries.

Risks inherent in marketing, selling and delivering products in foreign and international markets, each of which could have a severe negative impact on Identix’ financial results and stock price, include those associated with:

•	regional economic instabilities or political conditions;

•	delays in or absolute prohibitions on exporting products resulting from export restrictions for certain products and technologies, including “crime control” products and encryption technology;

•	loss of, or delays in importing products, services and intellectual property developed abroad, resulting from unstable or fluctuating social, political or governmental conditions;

•	fluctuations in foreign currencies and the U.S. dollar;

•	loss of revenue, property (including intellectual property) and equipment from expropriation, nationalization, war, insurrection, terrorism, criminal acts and other political and social risks;

•	the overlap of different tax structures;

•	seasonal reductions in business activity;

•	risks of increases in taxes and other government fees; and

•	involuntary renegotiations of contracts with foreign governments, or outright termination of contracts by such governments.

Individual stockholders owning a significant portion of Identix’ stock may have the ability to delay or prevent a change in control or adversely affect the stock price through sales in the open market.

As of September 30, 2005, the most recent data available, indicated that Kern Capital Management LLC owned approximately 9% of Identix’ outstanding common stock. The concentration of large percentages of ownership in any single stockholder, or in any series of single stockholders, may delay or prevent change in control of Identix. Additionally, the sale of a significant number of Identix’ shares in the open market by single stockholders or otherwise could adversely affect Identix’ stock price.

Identix may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays or shortages.

Performance failure in Identix’ products may cause loss of market share, delay in or loss of market acceptance, additional warranty expense or product recall, or other contractual liabilities. The complexity of certain of Identix’ fingerprint readers makes the manufacturing and assembly process of such products, especially in volume, complex. This may in turn lead to delays or shortages in the availability of certain products, or, in some cases, the unavailability of certain products. The negative effects of any delay or failure could be exacerbated if the delay or failure occurs in products that provide personal security, secure sensitive computer data, authorize significant financial transactions or perform other functions where a security breach could have significant consequences. If a product launch is delayed or is the subject of an availability shortage because of problems with Identix’ ability to manufacture or assemble the product successfully on a timely basis, or if a product or service otherwise fails to meet performance criteria, Identix may lose revenue opportunities entirely and/or experience delays in revenue recognition associated with a product or service in addition to incurring higher operating expenses during the period required to correct the defects. There is a risk that for unforeseen reasons Identix may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. Identix carries product liability insurance, but existing coverage may not be adequate to cover potential claims.

Identix may be subject to repair, replacement, reimbursement and liability claims as a result of products that fail to work or to meet applicable performance criteria.

There is a risk that for unforeseen reasons Identix may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. Identix attempts to limit remedies for product failure to the repair or replacement of malfunctioning or noncompliant products or services, and also attempts to exclude or minimize exposure to product and related liabilities by including in Identix’ standard agreements warranty disclaimers and disclaimers for consequential and related damages as well as limitations on Identix’ aggregate liability. From time to time, in certain complex sale or licensing transactions, Identix may negotiate liability provisions that vary from such standard forms. There is a risk that Identix’ contractual provisions may not adequately minimize its product and related liabilities or that such provisions may be unenforceable. Identix carries product liability insurance, but existing coverage may not be adequate to cover potential claims. Identix maintains warranty reserves as deemed adequate by management.

Failure by Identix to maintain the proprietary nature of its technology, intellectual property and manufacturing processes could have a material adverse effect on its business, operating results, financial condition, stock price, and on its ability to compete effectively.

Identix principally relies upon patent, trademark, copyright, trade secret and contract law to establish and protect its proprietary rights. There is a risk that claims allowed on any patents or trademarks Identix holds may not be broad enough to protect its technology. In addition, Identix’ patents or trademarks may be challenged, invalidated or circumvented and Identix cannot be certain that the rights granted thereunder will provide competitive advantages to Identix. Moreover, any current or future issued or licensed patents, or trademarks, or currently existing or future developed trade secrets or know-how may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of Identix’ already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes, which are the same as, substantially equivalent or superior to those of Identix, or become available in the market at a lower price.

In addition, foreign laws treat the protection of proprietary rights differently from laws in the United States and may not protect Identix’ proprietary rights to the same extent as U.S. laws. The failure of foreign laws or judicial systems to adequately protect Identix’ proprietary rights or intellectual property, including intellectual property developed on Identix’ behalf by foreign contractors or subcontractors may have a material adverse effect on Identix’ business, operations, financial results and stock price.

There is a risk that Identix has infringed or in the future will infringe patents or trademarks owned by others, that it will need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to it, and that licenses will not be available to Identix on acceptable terms, if at all.

Identix may have to litigate to enforce Identix’ patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation may have a severe negative effect on Identix’ financial results and stock price. To determine the priority of inventions, Identix may have to participate in interference proceedings declared by the United States Patent and Trademark Office or oppositions in foreign patent and trademark offices, which could result in substantial cost and limitations on the scope or validity of Identix’ patents or trademarks.

Identix also relies on trade secrets and proprietary know-how, which it seeks to protect by confidentiality agreements with its employees, consultants, service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to Identix may not be adequate. In addition, Identix’ trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

If Identix is unable to successfully address the material weakness in its internal controls as described in Item 9A of Identix’ Form 10-K for the fiscal year ended June 30, 2005 (as supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006) and updated for the six months ended December 31, 2005 on Identix’ Form 10-Q, Item 4, Identix’ ability to report its financial results on a timely and accurate basis may be adversely affected. As a result, current and potential stockholders could lose confidence in Identix’ financial reporting which could have a material adverse effect on its business, operating results and stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with Identix’ annual report on Form 10-K for the fiscal year ended June 30, 2005 (as supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006), Identix is required to furnish a report by its management on its internal control over financial reporting. Such report must contain, among other matters, an assessment of the effectiveness of Identix’ internal control over financial reporting as of the end of its fiscal year, including a statement as to whether or not Identix’ internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in Identix’ internal control over financial reporting identified by management. Such report must also contain a statement that Identix’ auditors have issued an attestation report on management’s assessment of such internal controls. Management’s report for fiscal year 2005 is discussed in Item 9A of Identix’ Form 10-K for the fiscal year ended June 30, 2005 (as supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006) and an update is reported under Item 4 of Identix’ Form 10-Q for the six months ended December 31, 2005.

Identix’ management’s report was included in its annual report for the year ended June 30, 2005 on Form 10-K (as supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006) under Item 9A. As of June 30, 2005, management concluded that a material weakness existed as Identix did not maintain effective controls to ensure the proper allocation of its income tax provision (benefit) between loss from continuing operations and income from discontinued operations. Because of this material weakness, management concluded that Identix did not maintain effective internal control over financial reporting as of June 30, 2005, September 30, 2005 and December 31 2005. Management identified the steps necessary to address the material weaknesses described above, and began to execute remediation plans, as discussed in Item 9A of its annual report on Form 10-K (as supplemented by Identix’ Form 8-K filed with the SEC on February 13, 2006) and Part I, Item 4 of its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005 and December 31, 2005.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies such as Identix. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Identix is committed to maintaining high standards of corporate governance and public disclosure. As a result, Identix intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If Identix’ efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, its reputation may be harmed.

If Identix fails to adequately manage the size of its business, it could have a severe negative effect on its financial results or stock price.

Identix’ management believes that in order to be successful Identix must appropriately manage the size of its business. This may mean reducing costs and overhead in certain economic periods, and selectively growing in periods of economic expansion. In addition, Identix will be required to implement operational, financial and management information procedures and controls that are efficient and appropriate for the size and scope of its operations. The management skills and systems currently in place may not be adequate and Identix may not be able to manage any significant cost reductions or effectively provide for its growth.

If Identix fails to attract and retain qualified senior executive and key technical personnel, its business will not be able to expand.

Identix is dependent on the continued availability of the services of its employees, many of whom are individually key to Identix’ future success, and the availability of new employees to implement Identix’ business plans. The market for skilled employees is highly competitive, especially for employees in technical fields. Although Identix’ compensation programs are intended to attract and retain the employees required for us to be successful, there can be no assurance that Identix will be able to retain the services of all its key employees or a sufficient number to execute its plans, nor can there be any assurance Identix will be able to continue to attract new employees as required.

Identix’ personnel may voluntarily terminate their relationship with Identix at any time, and competition for qualified personnel, especially engineers, is intense. The process of locating additional personnel with the combination of skills and attributes required to carry out Identix’ strategy could be lengthy, costly and disruptive.

If Identix loses the services of key personnel, or fails to replace the services of key personnel who depart, it could experience a severe negative effect on its financial results and stock price. In addition, there is intense competition for highly qualified engineering and marketing personnel in the locations where Identix principally operates. The loss of the services of any key engineering, marketing or other personnel or Identix’ failure to attract, integrate, motivate and retain additional key employees could have a material adverse effect on its business, operating and financial results and stock price.

SPECIAL MEETING OF VIISAGE STOCKHOLDERS

Viisage is furnishing this joint proxy statement/prospectus to you in order to provide you with important information regarding the matters to be considered at the special meeting of Viisage stockholders and at any adjournment or postponement of the special meeting. Viisage first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about                     , 2006.

Date, Time and Place of the Special Meeting

Viisage will hold a special meeting of its stockholders on                     , 2006 at [8:00 a.m.], Eastern Daylight Time, at the principal executive offices of Viisage located at 296 Concord Road, Third Floor, Billerica, MA 01821.

Matters to be Considered at the Special Meeting

At the special meeting, stockholders of Viisage will be asked to consider and vote upon the following seven proposals:

•	Proposal No. 1: To approve the issuance and reservation for issuance of shares of Viisage common stock to holders of Identix securities pursuant to the merger agreement.

•	Proposal No. 2A: To approve an amendment to Viisage’s certificate of incorporation to increase the authorized number of shares of common stock of Viisage from 75,000,000 shares, $0.001 par value per share, to 125,000,000 shares, $0.001 par value per share, and correspondingly change Viisage’s total number of authorized shares of capital stock from 77,000,000 shares to 127,000,000 shares.

•	Proposal No. 2B: To approve an amendment to Viisage’s certificate of incorporation to change Viisage’s name to .

•	Proposal No. 2C: To approve an amendment to Viisage’s certificate of incorporation to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships.

•	Proposal No. 2D: To approve an amendment to Viisage’s certificate of incorporation to require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors.

•	Proposal No. 2E: To approve an amendment to Viisage’s certificate of incorporation to provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to Proposals 2C or 2D.

•	Proposal No. 3: To adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

While these proposals are being voted upon separately, each of Proposal No. 1 and Proposals No. 2A-2E must be approved in order for any of them to be implemented. No matters other than the proposals described above will be brought before the special meeting.

Record Date; Stockholders Entitled to Vote

The record date for determining the Viisage stockholders entitled to vote at the special meeting is                     , 2006. Only holders of record of Viisage common stock at the close of business on that date are entitled to vote at the special meeting. On the record date, there were issued and outstanding                      shares of Viisage common stock.

As of the record date, the directors and executive officers of Viisage and their affiliates held                      shares of Viisage common stock representing, approximately         % of the outstanding shares of Viisage common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Viisage for use at the special meeting.

General. Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but that do not contain voting instructions will be voted FOR Proposal No. 1 to approve the issuance and reservation for issuance of shares of Viisage common stock in connection with the merger, FOR Proposals No. 2A-2E to approve amendments to Viisage’s certificate of incorporation to increase the authorized number of shares of common stock; change Viisage’s name; grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships; require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors; and provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to the preceding two proposals; and FOR Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

Abstentions. Viisage will count a properly executed proxy marked ABSTAIN with respect to a particular proposal as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting with respect to such proposal. Because approval of Proposal No. 1 and Proposal No. 3 require the affirmative vote of a percentage of the shares present and voting on the matter at the meeting or outstanding, abstentions on any of these proposals will not have any effect on the outcome of any such proposals. Because approval of Proposals No. 2A-2E require the affirmative vote of a percentage of the outstanding shares of Viisage, abstentions on any of these proposals will have the same effect as a vote AGAINST the proposals.

Broker Non-Votes. If your shares are held by your broker, your broker will vote your shares for you only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of Viisage common stock without specific instructions from you. Any “broker non-votes” would be considered present for purposes of determining whether or not a quorum is present, but would not be considered entitled to vote on a particular proposal. Viisage does not expect that there will be any broker non-votes in connection with the special meeting. Failure to instruct your broker on how to vote your shares on Proposal No. 1 or Proposal No. 3 will have no effect on the outcome of such proposals, assuming that a quorum is present at the special meeting, but will reduce the number of votes required to approve those proposals. Failure to instruct your broker on how to vote your shares on Proposals No. 2A-2E will have the same effect of a vote AGAINST the proposals.

Voting Shares in Person that are Held Through Brokers. If your shares are held of record by your broker, bank or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your shares a properly executed legal proxy identifying you as a Viisage stockholder, authorizing you to act on behalf of the nominee at the Viisage special meeting and identifying the number of shares with respect to which the authorization is granted.

Submitting a Proxy Electronically or by Telephone. Delaware law permits electronic submission of proxies through the Internet or by telephone, instead of submitting proxies by mail on the enclosed proxy card. Thus, stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxies or voting instructions electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Viisage’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Revocation of Proxies. If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of Viisage a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Secretary of Viisage a new, signed proxy with a later date than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

Notices to the Secretary of Viisage should be addressed to Secretary, Viisage Technology, Inc., 296 Concord Road, Third Floor, Billerica, MA 01821.

If you have instructed your broker to vote your shares, you must follow directions received from your broker to change those instructions.

Required Stockholder Vote

In order to conduct business at the Viisage special meeting, a quorum must be present. The holders of a majority of the votes entitled to be cast by holders of common stock at the special meeting, present in person or represented by proxy, constitutes a quorum under Viisage’s bylaws. Viisage will treat shares of Viisage’s common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Viisage special meeting for the purposes of determining the existence of a quorum.

With respect to any matter submitted to a vote of the Viisage stockholders, each holder of Viisage common stock will be entitled to one vote, in person or by proxy, for each share of Viisage common stock held in his, her or its name on the books of Viisage on the record date.

Approval of Proposal No. 1 requires the affirmative vote of holders of a majority of the shares of Viisage common stock present in person or represented by proxy at the special meeting and voting on the matter, so long as a quorum is present.

Approval of Proposals No. 2A-2B require the affirmative vote of holders of a majority of the outstanding shares of Viisage common stock.

Approval of Proposals No. 2C-2E require the affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock.

Approval of Proposal No. 3 requires the affirmative vote of holders of a majority of the shares of Viisage common stock present in person or represented by proxy at the special meeting and voting on the matter.

The inspector of elections for the Viisage special meeting will tabulate the votes.

Recommendations by the Board of Directors

After careful consideration, the board of directors of Viisage has determined that the merger is advisable and in the best interests of Viisage and its stockholders. The Viisage board of directors recommends that Viisage stockholders vote FOR Proposal No. 1 to approve the issuance and reservation for issuance of shares of Viisage common stock to holders of Identix securities pursuant to the merger agreement.

The Viisage board of directors has also determined that amendments to Viisage’s certificate of incorporation are in the best interests of Viisage and its stockholders. The Viisage board of directors recommends that Viisage stockholders vote FOR Proposals No. 2A-2E to amend Viisage’s certificate of incorporation to increase the authorized number of shares of common stock from 75,000,000 to 125,000,000 shares, and correspondingly change Viisage’s total number of authorized shares of capital stock from 77,000,000 shares to 127,000,000 shares; change Viisage’s name; grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships; require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors; and provide for the approval of two thirds of the entire board of directors and independent directors to further amend the sections of Viisage’s certificate of incorporation relating to the preceding two proposals.

The Viisage board of directors has further determined that approving a proposal to adjourn the special meeting, if necessary, to solicit additional proxies is in the best interests of Viisage and its stockholders. The Viisage board of directors recommends that Viisage’s stockholders vote FOR Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals. Viisage does not currently intend to seek an adjournment of its meeting unless such an adjournment is necessary to solicit additional votes.

The matters to be considered at the special meeting are of great importance to the stockholders of Viisage. Accordingly, you are encouraged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to submit your proxy by telephone, Internet or mail in the enclosed postage-paid envelope.

Proxy solicitation

Viisage will pay its own costs of soliciting proxies. Viisage has retained The Altman Group to aid in the solicitation of proxies and to verify records relating to the solicitations. The Altman Group will receive customary fees and expense reimbursement for these services. The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are received. You should send in your proxy by mail without delay or vote by telephone or using the Internet. Viisage also reimburses brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions. A more complete description of how to send your proxy is included on the proxy accompanying this joint proxy statement/prospectus.

Do not send in any stock certificates with your proxy. The exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for Viisage common shares to former Viisage stockholders as soon as practicable after the completion of the merger.

Other business

Viisage is not currently aware of any business other than the named proposals to be acted upon at the Viisage special meeting. If, however, any other matters are properly brought before the meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy, and acting under that proxy, will have discretion to vote or act on those matters in accordance with their best judgment.

No appraisal rights

Under Delaware law, holders of Viisage common stock are not entitled to appraisal rights with respect to the matters to be considered at the Viisage special meeting.

SPECIAL MEETING OF IDENTIX STOCKHOLDERS

Date, time, place and purpose of the Identix special meeting

The special meeting of stockholders of Identix will be held at             a.m., local time, on                     , 2006 at the Hotel Sofitel, 5601 West 78th Street, Bloomington, MN 55431. At the special meeting, stockholders at the close of business on                     , 2006 will be asked:

•	To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization pursuant to which Identix will become a wholly owned subsidiary of Viisage. The merger agreement relating to the proposed merger is included as Annex A to this joint proxy statement/prospectus. In the merger, Viisage is obligated to issue 0.473 of a share of its common stock for each outstanding share of Identix common stock; and

•	To adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

Record date and outstanding shares

Identix stockholders of record of common stock at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the close of business on                     , 2006, there were             shares of Identix common stock, par value $0.01 per share outstanding and entitled to vote, held of record by approximately             stockholders, although Identix has been informed that there are in excess of             beneficial owners.

On the record date, directors and executive officers of Identix and their affiliates beneficially owned, and were entitled to vote,             shares of Identix common stock, or approximately         % of the shares outstanding as of the record date.

Vote required

Holders of Identix common stock are entitled to one vote for each share held as of the record date.

Adoption of the merger agreement requires the affirmative vote of a majority of the total outstanding shares of Identix common stock on the record date. Broker non-votes and abstentions have the same effect as a vote against adoption of the merger agreement. Broker non-votes have no effect on the adjournment proposal, but an abstention has the effect as a vote against the adjournment proposal.

The members of the Identix board and executive officers of Identix, who together beneficially hold approximately 4.9% of the Identix common stock outstanding as of the record date, have entered into voting agreements with Viisage, in which they have agreed, in their capacities as stockholders of Identix, to vote in favor of the adoption of the merger agreement and approval of the merger and have granted Viisage an irrevocable proxy.

Quorum requirements

A quorum of stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of the holders of shares representing a majority of the issued and outstanding shares of Identix common stock entitled to vote as of the record date is a quorum. Abstentions and broker non-votes count as present at the special meeting for establishing a quorum. A broker non-vote occurs with respect to any proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares and no instruction is given.

Voting of proxies

The Identix proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Identix board of directors for use at the meeting. Identix recommends that you vote submit a proxy, using the telephone, the Internet or the enclosed proxy card, even if you plan to attend the meeting to vote in person. You can always change your vote at the meeting.

If a stockholder’s shares are held of record in “street name” by a broker, bank or other nominee and the stockholder intends to vote the shares in person at the Identix meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder’s beneficial ownership of the shares to be voted.

How to submit a proxy

Voting instructions are included on the proxy accompanying this joint proxy statement/prospectus. If you properly give your proxy and submit it to Identix in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting. Please complete, sign, date and return the accompanying proxy card in the enclosed envelope. You may instead submit a proxy by following the telephone or Internet instructions on the proxy card. If you submit your proxy but do not make specific choices, your proxy will follow the board recommendations and vote your shares FOR the proposals.

Submitting a Proxy by Internet and Telephone Voting

Stockholders whose shares are registered in the name of a bank or brokerage firm may be eligible to vote electronically through the Internet or by telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program. This program provides eligible stockholders the opportunity to provide voting instructions via the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in ADP’s program.

Registered stockholders may submit a proxy electronically through the Internet by following the instructions included with their proxy card. Stockholders not wishing to submit a proxy electronically through the Internet or whose form does not reference Internet or telephone proxy submission information should complete and return the enclosed paper proxy card. Signing and returning the proxy card or submitting the proxy via the Internet or by telephone does not affect the right to vote in person at the special meeting.

Revoking your proxy

You may revoke your proxy before it is voted by:

•	notifying Identix’ secretary in writing before the meeting that you have revoked your proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the meeting.

You can send a notice to the secretary of Identix at the principal executive offices of Identix.

Voting in person

If you plan to attend the meeting and wish to vote in person, Identix will give you a ballot at the meeting. Attendance at a stockholders meeting, however, will not in and of itself constitute a revocation of a proxy.

Effect of abstaining

You may abstain from voting on any of the proposals. Abstentions will be included in determining the number of shares present and voting at the special meeting. If you mark your proxy “ABSTAIN” with respect to any proposal, you will be in effect voting against that proposal. In addition, if you fail to send in your proxy, this, too, will have the effect of a vote against the proposal.

Broker non-vote

If you are an Identix stockholder and your broker holds shares in its name, the broker cannot vote your shares without your instructions. This is a “broker non-vote.” A “broker non-vote” with respect to a proposal, other than the adjournment proposal which will have no effect, will have the effect of a vote against the proposal.

Proxy solicitation

Identix will pay its own costs of soliciting proxies. Identix has retained D. F. King & Co., Inc. to aid in the solicitation of proxies and to verify records relating to the solicitations. D. F. King & Co., Inc. will receive customary fees and expense reimbursement for these services. The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are received. You should send in your proxy by mail without delay or submit a proxy by telephone or using the Internet. Identix also reimburses brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions. A more complete description of how to send your proxy is included on the proxy accompanying this joint proxy statement/prospectus.

Do not send in any stock certificates with your proxy. The exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for Identix common shares to former Identix stockholders as soon as practicable after the completion of the merger.

Other business; adjournments

Identix is not currently aware of any business other than the named proposals to be acted upon at the Identix special meeting. If, however, any other matters are properly brought before the meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy, and acting under that proxy, will have discretion to vote or act on those matters in accordance with their best judgment.

Identix does not currently intend to seek an adjournment of its meeting unless such an adjournment is necessary to solicit additional votes.

No appraisal rights

Under Delaware law, holders of Identix common stock are not entitled to appraisal rights with respect to the matters to be considered at the Identix special meeting.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected historical financial data and comparative historical and unaudited pro forma consolidated per share data of Viisage and Identix.

Viisage Selected Historical Financial Data

The following table sets forth selected historical financial data of Viisage. The information presented below was derived from Viisage’s audited financial statements as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the fiscal years then ended and Viisage’s unaudited financial statements as of and for the nine months ended October 2, 2005 and September 26, 2004. This information is only a summary. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements as of and for the years ended December 31, 2004, 2003 and 2002 and our unaudited financial statements as of and for the nine months ended October 2, 2005 and September 26, 2004 and the related notes included elsewhere in this registration statement. The historical results of operations are not necessarily indicative of future results.

	9 Months Ended October 2, 2005	9 Months Ended September 26, 2004	Years ended December 31,
			2004(1)	2003(1)	2002(2)	2001(2)	2000(2)
			(in thousands, except per share data)
Statement of Operations Data:
Revenue	$51,265	$48,442	$67,466	$37,371	$32,302	$26,280	$27,539
Product and services cost of revenue	32,298	32,705	45,510	27,844	25,239	19,602	21,136
Amortization of purchased intangible assets	2,360	1,908	2,691	—	—	—	—

Total cost of revenue	34,658	34,613	48,201	27,844	25,239	19,602	21,136

Gross margin	16,607	13,829	19,265	9,527	7,063	6,678	6,403

Operating expenses:
Sales and marketing	5,873	4,659	6,925	5,282	5,368	809	787
Research and Development	3,439	2,510	3,794	3,650	4,457	2,054	688
General and administrative	9,358	6,717	9,835	5,110	5,069	2,500	2,489
Impairment of contract assets	—	—	2,000	—	—	—	—
Amortization of purchased intangible assets	1,581	287	742	—	—	—	—
Acquisition expenses	—	—	—	—	—	1,639	—
Restructuring charges	—	—	—	—	824	—	—

Total operating expenses	20,251	14,173	23,297	14,042	15,718	7,002	3,964

Operating income (loss)	(3,644)	(344)	(4,032)	(4,515)	(8,655)	(324)	2,439
Interest Income	143	108	162	99	196	31	—
Interest expense	(85)	(1,488)	(1,933)	(1,068)	(1,071)	(1,241)	(1,637)
Other income (expense), net	294	48	(235)	18	—	—	—

Income (loss) before income taxes and cumulative effect of change in accounting principle	(3,292)	(1,676)	(6,038)	(5,466)	(9,530)	(1,534)	802
Provision for income taxes	(963)	(75)	(959)	(63)	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(4,255)	(1,751)	(6,997)	(5,529)	(9,530)	(1,534)	802

	9 Months Ended October 2, 2005	9 Months Ended September 26, 2004	Years ended December 31,
			2004(1)	2003(1)	2002(2)	2001(2)	2000(2)
			(in thousands, except per share data)
Cumulative effect of change in accounting principle(3)	—	—	—	(12,131)	—	—	—

Net income (loss)	(4,255)	(1,751)	(6,997)	(17,660)	(9,530)	(1,534)	802
Preferred stock dividends	—	—	—	—	—	(5)	(327)

Income (loss) applicable to common stockholders before cumulative effect	(4,255)	(1,751)	(6,997)	(17,660)	(9,530)	(1,539)	475
Cumulative effect of implementing EITF 00-27	—	—	—	—	—	—	(277)

Income (loss) applicable to common stockholders	(4,255)	(1,751)	(6,997)	(17,660)	(9,530)	(1,539)	198

Basic income (loss) per share before cumulative effect	(0.22)	(0.12)	(0.45)	(0.64)	(1.19)	(0.24)	0.11

Basic net income (loss) per share applicable to common stockholders(4)	(0.22)	(0.12)	(0.45)	(2.06)	(1.19)	(0.24)	0.05

Weighted average basic common shares outstanding	19,208	14,313	15,466	8,578	8,018	6,506	4,184

Diluted income (loss) per share before cumulative effect	(0.22)	(0.12)	(0.45)	(0.64)	(1.19)	(0.24)	0.03

Weighted average diluted common shares outstanding	19,208	14,313	15,466	8,578	8,018	6,506	5,810

Balance Sheet Data:
Working capital	$17,554	$26,734	15,233	$5,887	$22,244	$38,115	$15,225
Total assets	$166,739	$167,135	175,629	$54,480	$61,189	$67,663	$45,273
Long-term debt	$219	$4,966	149	$8,147	$9,845	$10,368	$9,526
Shareholders’ equity	$149,668	$131,655	154,790	$34,008	$39,064	$46,294	$20,728

(1)	The results are presented in accordance with EITF 00-21 applied on a cumulative basis as of January 1, 2003.
(2)	The results are presented under percentage of completion based on the cost-to-cost method of measurement.
(3)	Viisage adopted EITF 00-21 on a cumulative basis as of January 1, 2003. See Note 2 in the Notes to Consolidated Financial Statements which discusses the change in accounting principle.
(4)	See Note 2 in the Notes to Consolidated Financial Statements for information concerning the computation of basic and diluted net income (loss) per share.
(5)	All share count and per share data have been restated to reflect the one for two and a half reverse stock split effective December 16, 2005.

Identix Selected Historical Financial Data

You should read the following table in conjunction with Identix’ historical consolidated financial statements and related notes and Identix’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Identix’ annual reports, quarterly reports and other information on file with the SEC. See “Where You Can Find More Information” on page 180.

The following table presents selected historical consolidated financial data for Identix for each of the years in the five-year period ended June 30, 2005, and for the six-month periods ended December 31, 2005 and 2004. This data was derived from Identix’ audited and unaudited consolidated financial statements and reflects the operations and financial position of Identix at the dates and for the periods indicated. The consolidated financial statements for the six-month periods ended December 31, 2005 and 2004 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

	Six Months Ended 12/31/05	Six Months Ended 12/31/04	Fiscal Year Ended June 30,
			2005		2004		2003		2002		2001
Statement of Operations Data:
Revenues	$44,895	$35,181	$73,832		$55,199		$52,684		$33,465		$38,156	(7)
Loss from continuing operations	(2,470)	(7,598)	(13,966)		(21,667)		(183,940)		(49,380)		(26,046)
Income (loss) from discontinued operations	213 (1)	—	—		3,125	(3)	(3,434)		(6,058)		(1,554)
Loss before cumulative effect of a change in accounting principle	(2,257)	(7,598)	(13,966	)(2)	(18,542	)(4)	(187,374	)(5)	(55,438	)(6)	(27,600	)(8)
Cumulative effect of a change in accounting principle	—	—	—		—		—		—		(1,998	)(7)
Net loss	$(2,257)	$(7,598)	$(13,966)		$(18,542)		$(187,374)		$(55,438)		$(29,598)
Basic and diluted net loss per share:
Loss from continuing operations	$(0.03)	$(0.09)	$(0.16)		$(0.25)		$(2.16)		$(1.19)		$(0.77)
Income (loss) from discontinued operations	$—	$—	$—		$0.04		$(0.04)		$(0.14)		$(0.05)
Loss before cumulative effect of a change in accounting principle	$(0.03)	$(0.09)	$(0.16)		$(0.21)		$(2.20)		$(1.33)		$(0.82)
Cumulative effect of a change in accounting principle	$—	$—	$—		$—		$—		$—		$(0.06)
Basic and diluted net loss per share	$(0.03)	$(0.09)	$(0.16)		$(0.21)		$(2.20)		$(1.33)		$(0.88)
Balance Sheet Data:
Cash and cash equivalents	$21,950	$33,331	$22,445		$35,944		$34,712		$53,346		$20,777
Working capital	37,193	38,312	36,628		45,822		53,397		63,239		32,440
Total assets	218,229	222,729	215,055		228,827		245,270		431,255		83,486
Stockholders’ equity	190,896	197,360	192,086		203,489		211,264		393,323		64,082

(1)	Includes a gain on the sale of IPS, net of income tax, $213,000.
(2)	For the six months ended December 31, 2004, includes a net gain resulting from restructuring and other charges of $620,000 related to Identix buying out a certain lease obligation in Los Gatos, California. For the 12 months ending June 30, 2005, includes a net gain of $507,000 which is comprised of the $620,000 gain described above net of a $113,000 charge stemming from a reduction in force that occurred in the fourth quarter of fiscal year 2005.
(3)	Includes a gain on the sale of IPS of $3,934,000 that was partially offset by the loss from discontinued operations of $809,000.
(4)	Includes restructuring and other charges of $2,115,000.
(5)	Includes a write-off of $154,799,000 that is related to the impairment of goodwill as well as $6,327,000 of restructuring and other charges.
(6)	Includes $17,965,000 of restructuring and other charges and a charge of $6,400,000 for the write-off of acquired in-process research and development.
(7)	Identix changed its method of accounting for revenue recognition effective July 1, 2000 to comply with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”).
(8)	Includes preferred stock and warrant expense of $1,259,000.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following summary unaudited pro forma condensed consolidated financial information is designed to show how the merger of Viisage and Identix might have affected historical financial statements if the merger had been completed at an earlier time. The following summary unaudited pro forma condensed consolidated financial information was prepared based on the historical financial results reported by Viisage and Identix in their filings with the SEC and certain derived unaudited Identix information. The following should be read in connection with “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 106 and the Viisage and Identix financial statements, which for Viisage are included in and for Identix are incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma balance sheet data assumes that the merger took place on October 2, 2005 and combines Viisage’s October 2, 2005 condensed consolidated balance sheet data with Identix’ September 30, 2005 condensed consolidated balance sheet data. The unaudited pro forma statements of operations data for the nine months ended October 2, 2005 and for the year ended December 31, 2004 give effect to the merger as if it occurred on January 1, 2004.

The summary unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single entity during these periods.

	Viisage & Identix Pro Forma
In thousands, except share data	As of or for the Nine Months Ended October 2, 2005	As of or for the 12 Months Ended December 31, 2004
Statement of Operations Data:
Revenue	$112,583	$133,323
Income (loss) from continuing operations	(18,389)	(35,094)
Basic and diluted income (loss) per share from continuing operations	$(0.30)	$(0.61)
Basic and diluted average number of shares outstanding	61,333	57,583

Balance Sheet Data:
Cash, cash equivalents & marketable securities	$37,556
Working capital	49,530
Goodwill	803,825
Total assets	1,006,135
Other long term liabilities	5,306
Total stockholder’s equity	964,150

COMPARATIVE UNAUDITED HISTORICAL AND PRO FORMA PER SHARE DATA

The following table shows per share data regarding earnings (loss) from continuing operations and book value per share for Viisage and Identix on a historical, pro forma consolidated and pro forma equivalent basis for Identix. The pro forma book value per share information was computed as if the merger had been completed on October 2, 2005. The pro forma consolidated earnings (loss) from continuing operations information was computed as if the merger had been completed on January 1, 2004. The Identix pro forma equivalent information was calculated by multiplying the corresponding pro forma consolidated data by an assumed stock exchange ratio of 0.473 to 1.0, which stock exchange ratio may vary as described under “The Merger Agreement Consideration to be Received in Connection with the Merger; Treatment of Stock Options” beginning on page 87. This information is intended to show how each share of Identix common stock would have participated in Viisage’s losses from continuing operations and book value per share if the merger had been completed on the relevant dates and at the assumed stock exchange ratio of 0.473 to 1.0. These amounts do not necessarily reflect future per share amounts of earnings (losses) from continuing operations and book value per share of the combined company following the merger.

The following unaudited comparative per share data is derived from the historical consolidated financial statements of each of Viisage and Identix. The information below should be read in conjunction with the consolidated financial statements and accompanying notes of Viisage and Identix, which are included in or are incorporated by reference into this joint proxy statement/prospectus. We encourage you also to read “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 106.

	As of and for the Nine Months Ended October 2, 2005	As of and for the Twelve Months Ended December 31, 2004
Viisage—Historical:
Book value per share	$7.77	$8.11
Basic and diluted earnings (loss) per share from continuing operations	$(0.22)	$(0.45)

Identix—Historical:
Book value per share	$2.16	$2.22
Basic and diluted earnings (loss) per share from continuing operations	$(0.08)	$(0.21)

Viisage & Identix Pro Forma Consolidated:
Book value per share	$15.72	—
Basic and diluted earnings (loss) per share from continuing operations	$(0.30)	$(0.61)

Identix Pro Forma—Equivalent:
Book value per share	$7.44	—
Basic and diluted earnings (loss) per share from continuing operations	$(0.14)	$(0.29)

Shares in millions used to Compute Per Share Data –Book-Value (in millions)
Viisage	19.26	19.09
Identix	89.06	88.74

COMPARATIVE PER SHARE MARKET PRICE DATA

Recent Share Prices (Viisage and Identix)

Viisage’s common stock is traded on the Nasdaq National Market under the symbol “VISG.” Identix’ common stock is traded on the Nasdaq National Market under the symbol “IDNX.”

The table below sets forth the high and low sales prices per share of Viisage common stock and Identix common stock, each as reported on the Nasdaq National Market on January 11, 2006, the last completed trading day prior to the announcement of the merger, and on [                     ], 2006, the last full trading day for which high and low sales prices were available as of the date of this joint proxy statement/prospectus. The table below also includes the equivalent high and low sales prices per share of Identix common stock on those dates. These equivalent high and low sales prices per share of Identix reflect the fluctuating value of Viisage common stock that Identix stockholders would receive in exchange for each share of Identix common stock if the merger had been completed on either of those dates, applying the exchange ratio of 0.473 shares of Viisage common stock for each share of Identix common stock.

	Viisage Common Stock				Identix Common Stock				Identix Equivalent Price Per Share
	High		Low		High		Low		High		Low
January 11, 2006		$18.15		$16.92		$5.79		$5.34		$8.58		$8.00
[ ], 2006	$		$		$		$		$		$

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Viisage stockholders in determining whether to approve the issuance and reservation for issuance of shares of Viisage common stock in connection with the merger and the amendments to the Viisage certificate of incorporation or to Identix stockholders in determining whether to adopt the merger agreement. Viisage and Identix stockholders are encouraged to obtain current market quotations for Viisage and Identix common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the proposals described within this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180 of this joint proxy statement/prospectus.

Dividend Information (Viisage and Identix)

Viisage has never declared or paid any cash dividends on its capital stock. Viisage currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, Viisage is prohibited from paying dividends pursuant to its lending arrangements.

Identix has never declared or paid any cash dividends on its capital stock. Identix currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Number of Stockholders (Viisage and Identix)

As of the record date of                     , 2006, there were approximately                      stockholders of record of Viisage common stock.

As of the record date of                     , 2006, there were approximately                      stockholders of record of Identix common stock.

VIISAGE PROPOSAL NO. 1 AND IDENTIX PROPOSAL NO. 1 —

THE MERGER

This section of this joint proxy statement/prospectus describes the principal aspects of Viisage Proposal No. 1 and Identix Proposal No. 1, including the merger and the merger agreement. While Viisage and Identix believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Viisage and Identix stockholders. You can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement and the other annexes to this joint proxy statement/prospectus carefully and in their entirety. While these proposals are being voted upon separately by Viisage stockholders, each of Proposals No. 1 and 2A – 2E must be approved in order for either of them to be implemented.

Background of the Merger

The combination of Identix’ advanced multi-biometric search technology with Viisage’s expertise in secure credentialing, document authentication and verification is intended to create a global security leader, providing identity solutions for state, local, national and foreign governments, as well as a wide application across the commercial sector.

The Viisage board of directors has regularly evaluated with senior management and professional advisors the company’s strategy for providing end-to-end identity solutions to meet the evolving needs of its customers. While Viisage has solidified a leadership position in the face recognition sector, the board of directors has recognized the desirability of offering its customers multi-modal biometrics, including automated fingerprint identification systems, to complement Viisage’s secure credentialing, document authentication and other existing capabilities. As part of its evaluation, the board of directors has considered a range of alternatives including a significant increase in internal research and development, tactical acquisitions and even opportunities for a company sale.

During the spring and summer of 2005, Robert LaPenta, founder and CEO of L-1 Investment Partners LLC, and his partners at L-1, met with numerous companies in the biometrics and identity solutions sector, including Viisage and Identix, with a view toward investing in the sector and establishing a pre-eminent global enterprise.

On October 6, 2005, L-1 and Viisage announced their agreement that L-1 would invest $100 million in Viisage and that Mr. LaPenta would become Chairman of the Board.

On October 22, 2005, Mr. LaPenta sent an email to Dr. Joseph J. Atick, Chief Executive Officer of Identix, suggesting that they meet to discuss how L-1, Viisage and Identix might work together in forming a strategic relationship.

During late October and early November 2005, Mr. LaPenta briefed members of the Viisage board regarding his discussion with Identix.

On November 9, 2005, a luncheon meeting took place in New York City between Mr. LaPenta and Dr. Atick during which a strategic relationship among L-1, Identix and Viisage was explored and a subsequent meeting was planned in which Mr. LaPenta would meet with representatives of the Identix board of directors to provide them with his vision and outline the terms for a potential business combination.

On November 15, 2005, Identix formed a special committee, consisting of Messrs. Gudis, Cooper and Lawler to pursue the possibility of a potential transaction with Viisage.

On December 13, 2005, a meeting was held among Mr. LaPenta and members of the Identix special committee. During this meeting, terms were proposed by Mr. LaPenta including possible structures for a prospective transaction, as well as possible valuation ranges. While no agreement was reached, the parties expressed an interest in further discussions.

On December 18, 2005, Mr. LaPenta reported to the Viisage board of directors at a special meeting on his discussions with Identix as to a possible business combination and the board expressed its support for further exploration of that opportunity.

On December 22, 2005, a meeting took place in Stamford, Connecticut at which Mr. LaPenta and Mr. Gudis, as designated representative of the special committee of the Identix board of directors, discussed the potential terms and structure of a combination including possible management positions and board structure. No agreement was reached but the parties agreed to continue to discuss the combination and agreed to establish January 11, 2005 as a target date for the potential execution of a definitive merger agreement.

On December 30, 2005, Viisage and Identix agreed to negotiate an acquisition transaction exclusively with each other for a period of one month.

On December 30, 2005, Identix entered into a confidentiality agreement with Janney Montgomery Scott LLC.

On December 31, 2005, Identix entered into an engagement letter with Janney, its financial advisor.

On January 4, 2006, members of the management of Viisage and Identix met in Stamford, Connecticut to make presentations to each other on their respective business and technology. Following that meeting, the parties commenced a series of due diligence sessions with the assistance of their legal and financial advisors.

On January 5, 2006, the Viisage board of directors held a special meeting at which Mr. LaPenta reported on the status of the negotiations with Identix and the general terms under discussion including a proposed stock-for-stock merger, the range of the expected ownership interests of the respective parties in the combined company, and the plans for the ongoing composition of the management and board of directors. USBX Advisory Services reviewed its firm’s preliminary valuation work on the proposed transaction. Bernard Bailey, Viisage’s CEO, led a review of the business rationale and strategic aspects of the potential transaction, including the international reach of the combined company, the desirability of Identix’ product offerings and competitive factors. Mr. Bailey also reviewed the plans for completing further due diligence on Identix. The board discussed alternatives to the transaction such as a series of smaller transactions or further investment by the company in research and development.

On January 8, 2006, the Identix board of directors held a special meeting to discuss the status of the negotiations with Viisage and the general terms under discussion including a proposed stock-for-stock merger, the range of the expected ownership interests of the respective parties in the combined company, and the plans for the ongoing composition of the management and board of directors. The board of directors also discussed the process for completing due diligence of Viisage. Janney reviewed its firm’s preliminary valuation work on the proposed transaction. Heller Ehrman LLP, Identix’ outside legal counsel, reviewed the terms of the proposed merger agreement and also advised the board on its fiduciary obligations with respect to the potential transaction.

On January 9, 2006, the Viisage board of directors held a special meeting at which Mr. LaPenta reported on the ongoing negotiations with Identix including the status of the potential share exchange ratio and management issues. He also reported on the due diligence review of Identix including the results of a detailed technical review. There was considerable discussion among the board as to the premium to be paid for the Identix shares and the business rationale for that premium. Choate, Hall & Stewart, LLP, Viisage’s outside legal counsel, also advised the board on its fiduciary obligations with respect to the potential transaction and summarized the terms of the proposed merger agreement.

On January 10, 2006, the Viisage board of directors held a special meeting at which Mr. LaPenta led a discussion of significant points under negotiation including proposed ratios for each share of Identix common stock exchanged in the merger, governance matters, an understanding that the name of the surviving company would be determined between the execution of the definitive merger agreement and closing and that the initial board of directors of the combined company would be comprised of twelve members with seven designated by Viisage and five designated by Identix. There was extensive discussion about the financial expectations for the combined company, and the strategic considerations of the proposed transaction.

On January 11, 2006, the Viisage board of directors held a special meeting to discuss and consider the proposed merger. At the meeting, Mr. LaPenta reviewed the outcome of the final negotiations between the parties, and USBX Advisory Services rendered its oral opinion to the Viisage board of directors, subsequently confirmed in writing, that, as of January 11, 2006, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the share exchange ratio to be paid by Viisage in the merger was fair to Viisage’s stockholders from a financial point of view. Choate, Hall & Stewart, LLP again reviewed the board’s fiduciary obligations with respect to the proposed transaction as well as the terms and conditions of the merger agreement and voting agreements that had been previously distributed for review by the board. After further review and discussion, all of the members of the board of directors of Viisage participating in the meeting voted to approve the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that its stockholders vote to approve the issuance of shares of Viisage common stock pursuant to the merger agreement and the required amendments to Viisage’s certificate of incorporation.

On January 11, 2006, the Identix board of directors held a special meeting to discuss and consider the proposed merger. At the meeting, the board members reviewed the outcome of the final negotiations between the parties, and Janney rendered its oral opinion to the Identix board of directors, subsequently confirmed in writing, that, as of January 11, 2006, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be received by Identix in the merger was fair to Identix’ stockholders from a financial point of view. Heller Ehrman LLP reviewed the terms and conditions of the merger agreement and voting agreements that had been previously distributed for review by the board. After further review and discussion, all of the members of the board of directors of Identix voted to approve the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that its stockholders vote to adopt the merger agreement.

On January 12, 2006, Viisage and Identix publicly announced that they had entered into the merger agreement.

On February 2, 2006, at a special meeting of the Viisage board of directors, Charles Levine and Harriet Mouchly-Weiss, the members of the Viisage board of directors who were unable to participate in the January 11, 2006 special meeting of the Viisage board, confirmed their concurrence with the board’s recommendations that its stockholders vote to approve the issuance of shares of Viisage common stock pursuant to the merger agreement and the required amendments to Viisage’s certificate of incorporation.

Our Reasons for the Merger

We believe that the combination of Viisage and Identix will result in greater long-term growth opportunities than either company has operating alone. The combined company will blend complementary approaches to solving the challenge of securing personal identities by establishing a comprehensive single platform for multi-modal finger, face, skin and imaging identity solutions. In concluding to approve the merger, the boards of directors of Viisage and Identix considered the following:

Complementary Strengths. The merger will combine Viisage’s strength in credentialing and background check services, including its presence in the drivers license, passports, and hazardous materials markets, with Identix’ leading position in biometrics products/hardware and services, including livescan, and other hardware, middleware, and services. The companies believe that a merger of Viisage and Identix will combine complementary assets, skills and strengths that will result in a balanced and end-to-end product, services and integration provider.

Strategic Positioning. The combining technologies are well suited to support the growing market for multiple identity programs including visa and passport issuance, border control and security, voting program integrity, secure logical access for enterprise and government, and the many government-related access card requirements. In addition, the combined company is capable of meeting the rigorous government mandates including HSPD-12, Transportation Workers Identification Credential (referred to as TWIC), Western Hemisphere Travel Initiative (referred to as WHTI), US-VISIT, Registered Traveler, Real ID Act and ePassport, among others.

Better Serve the Needs of Customers. The combined company will be able to better serve their customers by offering a comprehensive portfolio of end-to-end biometrics and identity solution technologies that provide multi-modal solutions capabilities. We believe these capabilities will have immediate applications for registration, authentication and access, knowledge discovery, credentialing, screening and detection, and reputation tracking.

Technology Opportunities. The combined company will have an extensive network and product suite that management believes will provide significant competitive advantages unavailable to either company on a standalone basis. The continued development and deployment of new and improved technologies and equipment will allow the resulting company to expand its offerings in a more rapid and cost effective manner than had either company attempted to build similar capabilities alone or through separate acquisitions.

Financial Synergies. The combination of Viisage and Identix will enable the combined company to take advantage of reductions in overlapping functions and the costs of regulatory compliance associated with being public companies, as well as other economies of scale.

Increased Scale, Size, and Financial Flexibility. The combined company’s increased size, economies of scale and total capabilities may enable it to improve the cost structure for its products and services, enhancing its ability to compete profitably and respond to competitive pressures.

Experienced Management. The combination of the management expertise and experience of Robert LaPenta, James DePalma and Joseph Paresi of L-1 and the senior management teams of Viisage and Identix will create a world class management operation.

Other Factors Considered by the Viisage Board

In addition to the strategic factors outlined above, the Viisage board of directors, in consultation with Viisage’s management and its financial and legal advisors, considered the following additional factors in reaching its conclusion to approve the merger and to recommend that the Viisage stockholders approve the issuance of shares of common stock pursuant to the merger agreement and the amendments to Viisage’s certificate of incorporation:

•	the importance of a combination with Identix to the combined company’s strategy for providing end-to-end identity solutions to meet the evolving needs of its customers;

•	opportunities and competitive factors within the identity solutions sector;

•	the potential benefits to Viisage’s stockholders as a result of growth opportunities following the merger;

•	historical and current information about each of the companies and their business, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports filed with the SEC, analyst estimates, market data and management’s knowledge of the identity solutions industry;

•	reports from Viisage’s management, legal counsel and financial advisors about the results of the due diligence investigation of Identix;

•	financial market conditions, historical market prices, volatility and trading information with respect to each company’s common stock;

•	the opinion of USBX Advisory Services, rendered orally on January 11, 2006, and confirmed in writing on the same day, to the Viisage board of directors, that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio to be paid by Viisage in the merger was fair to Viisage’s stockholders from a financial point of view;

•	the terms and conditions of the merger agreement, including:

•	the no-solicitation provisions governing each party’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•	the fixed exchange ratio at which Viisage shares will be exchanged for Identix shares in the merger;

•	the conditions to each party’s obligation to effect the merger;

•	the definition of “material adverse effect”;

•	the limited ability of the parties to terminate the merger agreement;

•	the possible effects of the provisions regarding termination fees;

•	the likelihood of retaining key Identix employees to help manage the combined company;

•	the likelihood that the companies will be able to complete the merger; and

•	the potential for third parties to seek to enter into strategic relationships with or to seek to acquire either of the combined company as a result of the announcement of the companies entering into the merger agreement.

In reaching its decision, the Viisage board of directors believes that the factors discussed above were generally supportive of the merger from Viisage’s perspective, except for the last two factors which might weigh both positively and negatively relative to the merger. Viisage’s board of directors also considered the following potentially negative factors in its deliberations regarding the merger:

•	the risks inherent in integrating two large enterprises and the possibility that delays or difficulties in completing the integration could adversely affect Viisage’s operating results and preclude the achievement of some benefits anticipated from the merger, including the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the possible loss of key management, technical or other personnel of either Viisage or Identix as a result of the integration of the businesses;

•	the possible adverse consequences, at least in the short term, of the merger announcement on the trading price of Viisage’s common stock;

•	the possibility that the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies operate;

•	the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that anticipated product synergies and cost savings will not be realized; and

•	the possibility that the merger might not close or the closing might be delayed.

The above discussion of the material factors is not intended to be exhaustive, but does set forth the principal factors considered by the Viisage’s board of directors. After due consideration, the Viisage board of directors concluded that the potential benefits of the merger outweighed the risks associated with the merger.

In view of the wide variety of factors considered by the Viisage board of directors in connection with the evaluation of the merger and the complexity of these matters, the board did not consider it practical to quantify, rank or otherwise assign relative weights to the foregoing factors, and it did not attempt to do so. Rather, the board made its recommendation based on the totality of the information presented to it, and the investigation conducted by it. The Viisage board of directors considered all these factors and determined that these factors, as a whole, supported the conclusions and recommendations described above.

Other Factors Considered by the Identix Board

At the meeting held on January 11, 2006, the Identix board of directors approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors concluded that the proposed merger and related transactions were fair to and in the best interests of Identix and its stockholders. In reaching its decision, the board of directors consulted with its financial advisors, Janney Montgomery Scott LLC, its legal counsel, Heller Ehrman LLP, and with Identix’ senior management. The board took into consideration a number of factors, including the following:

•	the terms and conditions of the merger agreement, including Identix’ representation on the combined company’s board;

•	the potential benefits to Identix’ stockholders from growth opportunities resulting from the merger;

•	the opportunity to respond more fully to the needs of multiple markets and industries for live scan and biometric security applications and solutions through combined product and service offerings;

•	the opportunity to create multi-biometric enabled enterprise security systems;

•	the opportunity to offer a more complete line of products to the combined company’s customer base;

•	the opportunity to realize efficiencies in combined field sales and support teams to produce increased productivity and greater customer satisfaction;

•	the opportunity to build upon relationships with selected product and service partners of Identix and Viisage;

•	the opportunity to further pursue the global capabilities of Identix and Viisage;

•	the opportunity to integrate engineering and technical resources to create greater productivity and broader product and service offerings;

•	the potential enhancement of revenue growth associated with combining complementary product lines and sales channels;

•	the potential risks and benefits of not pursuing the merger with Viisage, including without limitation continuing business in the ordinary course;

•	the potential cost savings associated with the elimination of redundant expenses; and

•	the opinion of Janney that, as of January 11, 2006, and based on and subject to certain matters stated therein, from a financial point of view, the exchange ratio to be offered by Viisage in the merger was fair to the stockholders of Identix.

The Identix board also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not be consummated;

•	the substantial charges to be incurred, primarily in the quarter ending June 30, 2006, in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger; and

•	various other risks.

The Identix board believed that these risks were outweighed by the potential benefits of the merger.

In view of the wide variety of the material factors considered in connection with the evaluation of the merger and the complexity of these matters, the Identix board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, the Identix board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Identix board of directors, but rather the Identix board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of Identix’ senior management and legal and financial advisors.

There can be no assurance that the potential savings, synergies or opportunities considered by the Identix board of directors will be achieved though consummation of the merger. See “Risk Factors” beginning on page 16.

The Identix board of directors believes that the terms of the merger are fair to and in the best interests of Identix and its stockholders and recommends to its stockholders that they vote “FOR” the proposal to adopt the merger agreement.

In considering the recommendation of the Identix board of directors with respect to the merger, you should be aware that certain directors and officers of Identix have certain interests in the merger that may be different from, or are in addition to, the interests of Identix stockholders generally as discussed below in the section titled “The Merger—Interests of Certain Identix Persons in the Merger.”

Opinion of Financial Advisor to the Board of Directors of Viisage

The board of directors of Viisage engaged USBX Advisory Services LLC (referred to as USBX) to render a fairness opinion with respect to the merger. At a meeting of the board of directors of Viisage on January 11, 2006, USBX rendered its oral opinion, subsequently confirmed in writing and referred to in this joint proxy statement/prospectus as the USBX opinion, that, as of January 11, 2006, the exchange ratio was fair, from a financial point of view, to the holders of Viisage common stock. The USBX opinion was based upon and subject to certain assumptions, qualifications, limitations and factors described in the USBX opinion.

USBX’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by USBX, is attached as Annex B to this proxy statement. You are encouraged to, and should, read the USBX opinion carefully in its entirety. USBX’s opinion was directed solely to Viisage’s board of directors and addresses only the fairness to Viisage stockholders of the exchange ratio from a financial point of view. The USBX opinion does not address any other aspect of the merger and does not constitute a recommendation to any director, stockholder or other person as to how to vote or act with respect to the merger. The summary of the USBX opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of that opinion.

In connection with rendering its opinion, USBX reviewed the following:

1.	Identix’ audited financial statements for its fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003 as contained in Identix’ Annual Reports on Form 10-K, filed with the U.S. Securities and Exchange Commission (referred to as SEC) on September 13, 2005, September 9, 2004 and September 12, 2003, respectively;

2.	Identix’ unaudited financial statements for its fiscal quarter ended September 30, 2005, as contained in Identix’ Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2005;

3.	Identix’ Proxy Statement filed with the SEC on Schedule 14A on October 6, 2005;

4.	Viisage’s audited financial statements for its fiscal years ended December 31, 2004 and December 31, 2003, as contained in Viisage’s Annual Reports on Form 10-K (or Form 10-K/A, as applicable), filed with the SEC on July 5, 2005 and March 30, 2004, respectively;

5.	Viisage’s unaudited financial statements for its fiscal quarter ended April 3, 2005, as contained in Viisage’s Quarterly Report on Form 10-Q, filed with the SEC on June 30, 2005;

6.	Identix’ unaudited financial statements for its fiscal quarter ended July 3, 2005, as contained in Identix’ Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2005;

7.	Viisage’s unaudited financial statements for the nine months ended October 2, 2005, as contained in Viisage’s Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2005;

8.	Viisage’s Proxy Statement filed with the SEC on Schedule 14A on September 7, 2005;

9.	Certain non-public financial and operating information, including forecasts and projections, including Viisage and certain non-public financial and operating information concerning Identix;

10.	The final draft of the merger agreement excluding any schedules or exhibits thereto;

11.	Certain other publicly available financial data for certain companies that USBX deemed comparable or otherwise relevant to Viisage or Identix and the terms of recent transactions that USBX considered comparable or otherwise relevant to the merger, including, without limitation, publicly available prices;

12.	The reported price and trading activities for Viisage’s common stock and the shares of common stock of Identix; and

13.	Published research of third party research analysts with respect to the future financial performance of Viisage and Identix.

In addition, USBX met with members of the senior management from Viisage and Identix to discuss the operations, financial condition, future prospects and projected operations and performance of Viisage and Identix.

The following is a summary of certain of the financial analyses presented to the Viisage board of directors at its meeting on January 11, 2006, which analyses were also among those considered by USBX in connection with delivering its opinion. USBX also considered various other factors and analyses, including but not limited to: the relative size, growth and profitability of the market segments and products of Identix and Viisage, the relative sentiment of Wall Street research analysts with regard to Identix and Viisage, the weighted average prices purchasers of Identix and Viisage stock had paid for their shares over the prior twelve and six month periods, the insider, beneficial and institutional holdings of Identix and Viisage, the exchange ratios implied by the relative prior trading patterns in the Identix and Viisage stock and the historical relative ratios of enterprise value to prior twelve month revenues for Identix and Viisage. USBX concluded that these and other qualitative factors along with the discounted cash flow and prospective elements of the contribution analyses summarized below, taken as a whole, were more significant to its overall analysis than the other financial analyses summarized below.

Some of the analyses summarized below include information presented in a tabular format. To understand fully the financial analyses used by USBX, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. This summary does not purport to be a complete description of the analyses underlying the opinion of USBX.

Contribution Analysis. USBX estimated the contribution of each of Identix and Viisage to the pro forma combined company with respect to revenue, gross profit, earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, cash and GAAP earnings for calendar years, 2005, 2006 and 2007 using the financial forecasts referenced above. The analysis showed that Viisage would contribute approximately the following percentages of estimated revenues, gross profit, EBITDA, cash and GAAP earnings in 2005, 2006 and 2007:

	Revenues	Gross Profit	EBITDA	Cash Earnings	GAAP Earnings
2005	43.7%	45.6%	249.3%	168.3%	43.3%
2006	50.0%	39.0%	54.1%	54.4%	-17.6%
2007	43.7%	33.0%	37.5%	36.3%	6.3%

Comparable Company Trading Multiples. Using publicly available information, USBX compared certain financial and operating information and ratios for Viisage and Identix with corresponding financial and operating information and ratios for the following identification solution companies:

•	Cogent, Inc.

•	RSA Security, Inc.

•	VASCO

•	Fargo Electronic, Inc.

•	LaserCard Corp.

•	American Bank Note

•	Digimarc Corp.

•	SAFLINK Corp.

•	Bioscrypt, Inc.

•	BIO-Key International, Inc.

•	ActivCard Corp.

The following table reflects the results of the analysis:

	Range	Mean		Median		Viisage		Identix
Ratio of price to book value	0.6x – 18.3x	4.4	x	4.2	x	3.7	x	2.5	x
Ratio of price to tangible book value	1.1x – 28.1x	6.2	x	4.6	x	15.5	x	12.6	x
Ratio of calendar year 2005 (CY05) firm value to revenue	0.2x – 15.1x	5.6	x	5.3	x	7.3	x	5.4	x
Ratio of CY05 firm value to EBITDA	11.1x – 70.3x	18.9	x	16.3	x	70.3	x	NM
Ratio of CY05 per share market price to earnings	26.1x – 60.0x	30.3	x	27.7	x	NM		NM
Ratio of calendar year 2006 (CY06) firm value to projected CY06 revenue	0.1x – 11.3x	4.5	x	4.3	x	4.3	x	4.6	x
Ratio of CY06 firm value to EBITDA	12.1x – 111.2x	46.6	x	33.0	x	32.7	x	45.5	x
Ratio of per share market price to projected CY06 earnings	23.0x – 820.4x	29.2	x	27.7	x	NM		820.4	x

Note: “NM” indicates non-meaningful multiples, such as negative multiples.

Using publicly available information, USBX also compared certain financial and operating information and ratios for Viisage and Identix with corresponding financial and operating information and ratios for the following network security companies:

•	Symantec Corp.

•	VeriSign Inc.

•	SafeNet Inc.

•	Secure Computing Corp.

•	Check Point Software Tech. Ltd.

•	Internet Security Systems

The following table reflects the results of the analysis:

	Range	Mean		Median		Viisage (Transaction Price)		Identix (Transaction Price)
Ratio of price to book value	1.4x – 4.8x	2.7	x	2.6	x	3.6	x	4.0	x
Ratio of price to tangible book value	3.7x – 9.0x	6.3	x	6.2	x	15.2	x	20.2	x
Ratio of calendar year 2005 (CY05) firm value to revenue	2.4x – 9.3x	4.5	x	3.7	x	7.2	x	8.9	x
Ratio of CY05 firm value to EBITDA	10.0x – 24.0x	19.8	x	22.5	x	68.9	x	NM
Ratio of CY05 per share market price to earnings	21.0x – 43.9x	28.2	x	24.0	x	NM		NM
Ratio of calendar year 2006 (CY06) firm value to projected CY06 revenue	2.2x – 8.3x	4.1	x	3.6	x	4.2	x	7.6	x
Ratio of CY06 firm value to EBITDA	8.8x – 23.3x	15.4	x	16.1	x	32.1	x	74.7	x
Ratio of per share market price to projected CY06 earnings	16.7x – 36.2x	22.9	x	21.2	x	NM		NM

Note: “NM” indicates non-meaningful multiples, such as negative multiples.

Based upon the ranges derived from the comparable public companies analysis set forth above, USBX calculated an implied exchange ratio in the range of 0.29 to 0.30.

Comparable Transaction Multiples. USBX reviewed certain publicly available information regarding selected business combinations in the security technology industry announced since April 2001. These transactions and the month in which each transaction was announced or closed were as follows:

•	Juniper Networks, Inc. (November 2005);

•	Sand Hill IT Security Acquisition Co. (October 2005);

•	JAG Media Holdings, Inc. (September 2005);

•	RSA Security, Inc. (December 2005);

•	SafeNet, Inc. (December 2005);

•	Oracle Corp. (November 2005);

•	Smiths Detection (November 2005);

•	Helio Solutions, Inc. (November 2005);

•	Schmid elektronik AG (November 2005);

•	Symantec Corp. (October 2005);

•	TuVox, Inc. (September 2005);

•	ScanSoft, Inc. (September 2005);

•	Quest Software, Inc. (July 2005);

•	Altiris, Inc. (March 2005);

•	Oracle Corp. (March 2005);

•	ScanSoft, Inc. (February 2005);

•	Precise Biometrics AB (January 2005);

•	3Com (December 2004);

•	ScanSoft, Inc. (December 2004);

•	Computer Associates (November 2004);

•	Viisage Technology, Inc. (October 2004);

•	Bio Key International, Inc. (October 2004);

•	SAFELINK (August 2004);

•	Juniper Networks (April 2004);

•	Bio Key International, Inc. (March 2004);

•	ISS (January 2004);

•	ScanSoft, Inc. (August 2003);

•	Identix, Inc. (June 2002);

•	Bioscrypt Inc. (April 2001)

This analysis indicated that transaction values as a multiple of last twelve-months revenues ranged from approximately 25.8x to 0.2x, with a mean of approximately 6.9x and a median of approximately 5.4x. This analysis indicated that transaction values as a multiple of last twelve-months EBITDA ranged from approximately 0.9x to 35.1x, with a mean of approximately 16.1x and a median of approximately 14.2x.

Based upon the comparable transactions value analysis set forth above, USBX calculated an implied exchange ratio in the range of 0.26 to 0.34.

Transaction Premiums Paid Analysis. Premiums paid in public seller transactions indicate the amount of consideration acquirers are willing to pay above the seller’s equity market capitalization. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer’s stock price immediately prior to announcement, while the seller’s equity market capitalization is measured one day prior and thirty days prior to announcement.

USBX’s analysis of premiums paid in public seller transactions over the prior twelve months and three months found that premiums (discounts) paid to sellers’ equity market capitalizations (using the buyers’ share price on the day prior to the announcement date of the transaction to calculate consideration in stock transactions) measured one day prior and thirty days prior to announcement ranged from 0% to 750% with means of 28% to 41%. The exchange ratios implied by the mean of the premium paid analysis results was 0.35 to 0.41.

Discounted Cash Flow Analysis. USBX performed discounted cash flow analyses for each of Identix and Viisage using financial forecasts for Identix for years 2006 through 2010, and financial forecasts for Viisage for years 2006 through 2010.

USBX calculated a discounted cash flow analysis for Identix and Viisage assuming discount rates ranging from 20% to 30%, and terminal multiples of EBITDA in the year 2010 ranging from 10x to 25x, based upon the estimated discounted cash flow valuation ranges of Identix and Viisage set forth above, USBX calculated implied exchange ratios. Assuming discount rates of 20% to 25% and terminal multiples of 15x EBITDA, the analysis yielded implied exchange ratios of 0.40 to 0.48.

The preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the USBX opinion. In arriving at its opinion, USBX considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it; rather, USBX made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. In addition, USBX based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Certain USBX analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by USBX. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

None of the public companies used in the public companies analysis described above is identical to Identix or Viisage, and none of the precedent transactions used in the precedent transactions and transaction premiums paid analyses described above is identical to the merger. Accordingly, an analysis of publicly traded comparable companies and transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

USBX assumed, without independent verification, that the financial forecasts and projections it was provided, and upon which it relied, were reasonably prepared and reflected the best currently available estimates and judgments by management as to the future financial results of operations, synergies and financial performance of Viisage and Identix, and that such results of operations, synergies and financial performance will be realized. USBX also assumed that there had been no material change in the assets, financial condition or business of Viisage and Identix since the date of the most recent financial statements made available to it. USBX further relied upon the assurance of management of Viisage that they are unaware of any facts that would make the information provided to USBX incomplete or misleading in any respect. USBX assumed that the transactions contemplated by the merger agreement will be consummated as described in the merger agreement in the form reviewed by USBX and that all representations and warranties therein of the parties thereto are true and accurate in all respects.

USBX did not independently verify the accuracy and completeness of the information supplied to it with respect to Viisage and Identix and does not assume any responsibility with respect to it. USBX did not meet with or have any discussions with any representatives of Viisage and Identix (other than members of their respective senior management) including Viisage’s and Identix’ independent accounting firms. USBX’s opinion was necessarily based on business, economic, market and other conditions as they existed and could be evaluated by it as of the date of the USBX opinion. It should be understood that subsequent developments may affect the USBX opinion and USBX does not have any obligation to update, revise or reaffirm the USBX opinion.

The Viisage board of directors asked USBX to opine on the fairness to our stockholders of the exchange ratio from a financial point of view. The USBX opinion does not address the relative merits of the merger as compared to other business strategies that might be available to us, nor does it address our underlying business decision to proceed with the merger. USBX did not make or take into account any independent appraisal or valuation of any of our assets or liabilities, contingent or otherwise. USBX did not opine on any legal, tax or accounting issues concerning the merger, or any terms of the merger (other than the exchange ratio). USBX did not express an opinion with respect to the prices at which our common stock or Identix common stock may trade subsequent to disclosure or consummation of the merger.

USBX did not recommend any specific exchange ratio to the board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio with respect to the merger agreement and the merger. In addition, USBX’s opinion and presentation to the board of directors was one of many factors taken into consideration by the board of directors in making its decision to approve the merger agreement and the merger. Consequently, the USBX analyses as described above should not be viewed as determinative of the opinion of the board of directors with respect to the exchange ratio or whether our board of directors would have been willing to agree to a different exchange ratio.

USBX received a fee from Viisage upon delivery of its opinion. USBX will also be reimbursed for its reasonable and customary expenses, and it and related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection therewith. USBX did not act as financial advisor to Viisage with respect to the merger and was not requested to explore alternatives to the merger in any respect. Except as described herein, no limitations were imposed on USBX by Viisage with respect to the investigations made or procedures followed by USBX in rendering its opinion.

USBX and its affiliates have in the past provided, and may in the future provide, investment banking, financial and advisory services to Viisage or its affiliates unrelated to the proposed merger, for which services they have or will receive compensation.

Opinion of Financial Advisor to the Board of Directors of Identix

General

Janney Montgomery Scott LLC (referred to as Janney) has acted as financial advisor to Identix in connection with the merger. On January 11, 2006, Janney rendered its opinion to the Identix board of directors that as of such date and, based upon and subject to certain matters stated therein, from a financial point of view, the exchange ratio was fair to the stockholders of Identix.

The full text of the written opinion dated January 11, 2006, is included as Annex C to this joint proxy statement/prospectus. You may read the Janney opinion for a summary of the procedures followed, factors considered, assumptions made and qualifications and limitations of the review undertaken by Janney in connection with its opinion. The following is a discussion of the methodology Janney used to render its opinion.

Janney’s advisory services and opinion were provided for the information and assistance of the Identix board of directors in connection with its consideration of the merger. Janney’s opinion does not constitute a recommendation as to whether or not any holder of Identix common stock should vote in favor of the merger and does not address the underlying business decision of Identix to engage in the merger as compared to any other alternative business strategy that might exist for Identix or the effect of any other transactions in which Identix might engage.

Although Janney evaluated the fairness of the exchange ratio, from a financial point of view, the exchange ratio itself was determined by Identix and Viisage through arm’s-length negotiations. Identix did not provide specific instructions to, nor place any limitations on, Janney with respect to the procedures to be followed or factors to be considered by Janney in performing its analyses or providing its opinion.

In arriving at its opinion, Janney:

•	reviewed and analyzed Forms 10-K, 10-Q and other documents as filed with the Securities and Exchange Commission for the prior four fiscal quarters and prior fiscal year for both Identix and Viisage, as well as by certain public companies (collectively referred to as the members of the Peer Groups) deemed by Janney to be relevant and comparable to Identix and Viisage;

•	reviewed and analyzed certain non-public financial and operating information concerning Identix, such information (referred to as the Identix Management Forecast) obtained from Identix;

•	reviewed and analyzed certain non-public financial and operating information concerning Viisage, such information (referred to as the Viisage Management Forecast) obtained from Viisage;

•	reviewed and analyzed publicly-available estimates of the future financial performance (and associated financial models) for Identix and Viisage developed in the normal course of business by the Equity Research Department of Janney (referred to as the Janney Research Estimates);

•	discussed the Identix Management Forecast and the Viisage Management Forecast, and Janney’s analyses thereof, as well as the Janney Research Estimates, with members of senior management of Identix and Viisage;

•	reviewed and analyzed publicly available estimates of the respective future financial performance of the companies of the Peer Groups (such estimates obtained from the Equity Research Department of Janney and other third party providers of such estimates);

•	reviewed and analyzed the historical market prices and trading activity for the common shares of Identix, Viisage and the companies of the Peer Groups;

•	reviewed and analyzed the historical financial results of Identix, Viisage and the companies of the Peer Groups;

•	reviewed and analyzed the financial terms of the merger, comparing such terms with the financial terms of certain other mergers and acquisitions deemed by Janney to be relevant and comparable to the merger;

•	reviewed and analyzed the merger agreement, in final form as of January 11, 2006; and

•	reviewed and analyzed the relative contributions of Identix and Viisage to the combined company on a pro forma basis.

In the context of due diligence associated with the merger, Janney had discussions with the management of Identix and Viisage concerning their respective businesses, operations, assets, financial conditions and prospects.

For purposes of its analysis, Janney relied primarily upon Janney Research Estimates for Identix and Viisage. Further, while Janney did undertake an assessment of potential synergies and efficiencies that might result from the merger, Janney did not incorporate such an assessment into its determination of fairness of the exchange ratio, as the timing of such synergies and efficiencies, while potentially significant, is uncertain.

In arriving at its opinion, Janney assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information. Janney also relied upon the assurances of management of Identix and Viisage that they were not aware of any facts or circumstances that would make such information inaccurate or misleading or otherwise inconsistent with the financial performance estimates set forth in the Janney Research Estimates. Janney assumed, based on statements by Identix, the financial projections of Identix incorporated into the Identix Management Forecast were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Identix as to the future financial performance of Identix. Janney assumed, based on statements by Viisage, the financial projections of Viisage incorporated into the Viisage Management Forecast were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Viisage as to the future financial performance of Viisage.

In arriving at its opinion, Janney conducted only a limited physical inspection of the properties and facilities of Identix and Viisage. Janney also did not make or obtain any evaluations or appraisals of the assets or liabilities of Identix and Viisage. In arriving at its opinion, Janney also reviewed and evaluated such other financial studies and analyses, performed such other investigations, and took into account such other matters as it deemed necessary, including an assessment of general economic, monetary and securities market conditions.

Upon advice of Identix and its legal advisors, Janney assumed the proposed transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and, accordingly, as a tax-free transaction to the stockholders of Identix. Janney also assumed, with the consent of Identix, that in the course of obtaining necessary regulatory and third party approvals and consents for the merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on Identix or Viisage or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement contained in the merger agreement. Janney’s opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

Janney expressed no opinion as to the prices at which shares of Identix common stock would trade following the announcement of the merger, and its opinion should not be viewed as providing any assurance that the market value of shares of Identix common stock after consummation of the merger will be in excess of the market value of such shares at any time prior to announcement or consummation of the merger.

In arriving at its opinion, Janney did not ascribe a specific range of value to Identix or Viisage, but rather made its determination as to the fairness of the exchange ratio on the basis of financial and comparative analyses described below. The preparation of a fairness opinion such as that rendered by Janney involves various subjective determinations of the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the then current circumstances. As such, a fairness opinion is not readily susceptible to summary description. Janney did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Janney believes its analyses must be considered as a whole and considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

In its analyses, Janney made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Identix and Viisage. None of Identix, Viisage, Janney or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses.

The following is a summary of the material financial analyses undertaken by Janney in connection with developing its opinion. Some of the summaries of the financial and comparative analyses include information presented in tabular format. In order to fully understand the methodologies used by Janney and the results of its financial and comparative analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial and comparative analyses. Accordingly, the information presented in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying Janney’s opinion.

Analysis of Peer Groups

Using publicly available information, Janney compared selected financial data of Identix and Viisage with each other and with similar data of companies making up the Peer Groups. Specifically, Janney included in its review the following companies, segregated into three specific groups based on their respective products and markets:

Peer Group 1

“Biometrics /Secure Credentials”—vendors of identification and authentication solutions, including vendors focused on the provision and use of secure credentials and/or biometric technologies, serving predominantly government, civil agency and law enforcement customers:

ActivIdentity Inc.

Cogent, Inc.

Digimarc Corporation

Fargo Electronics, Inc.

ImageWare Systems, Inc.

LaserCard Corporation

SAFLINK Corporation

Peer Group 2

“Authentication /Access Management”—vendors of identification and authentication solutions, including vendors focused on provision of token-based access management solutions, serving predominantly business customers:

Aladdin Knowledge Systems Ltd.

Entrust, Inc.

RSA Security, Inc.

SafeNet, Inc.

Secure Computing Corporation

VASCO Data Security International

VeriSign, Inc.

Peer Group 3

“Information Security /Secure Content”—vendors of information security solutions, including those focused on the provision of network security and secure content solutions, serving predominantly business customers:

Blue Coat Systems, Inc.

Internet Security Systems, Inc.

McAfee, Inc.

Secure Computing Corporation

SonicWALL, Inc.

Symantec Corporation

Tumbleweed Communications Corporation

Websense Inc.

In performing the analysis of the Peer Groups, Janney:

•	calculated the Enterprise Value of each company (Enterprise Value represents the product of a company’s stock price multiplied by the number of that company’s diluted common shares outstanding (i.e., that company’s Market Capitalization), plus debt and the liquidation value of its preferred stock, if any, minus cash and the value of certain other assets including minority interests in other entities and certain intangible assets, if any);

•	calculated the ratio of Enterprise Value to Revenue for each company using each company’s historical revenue for the latest twelve months (referred to as LTM) ended September 30, 2005, and forecasted revenue for the calendar years ending December 31, 2006, and December 31, 2007;

•	calculated ranges of implied Enterprise Value for Identix by multiplying the low, mean and high values of these ratios for each of the Peer Groups by the historical revenue for Identix for the LTM ended September 30, 2005, and the forecasted revenue, as set forth in the Janney Research Estimates, for the calendar years ending December 31, 2006, and December 31, 2007;

•	calculated ranges of implied Market Capitalization for Identix by adding the cash, and subtracting the debt, present on the Identix Balance Sheet as of September 30, 2005 (the most recent balance sheet available for purposes of this calculation), to the ranges of implied Enterprise Value for Identix;

•	determined, by dividing these ranges of implied Market Capitalization for Identix by the current diluted number of Identix common shares outstanding, ranges of implied per share values for Identix, comparing this range of per share values to that per share value implied by the exchange ratio as of January 11, 2006; and

•	calculated, using the implied price per share values for Identix, a range of implied exchange ratios and compared the range of implied exchange ratios to the exchange ratio.

In its analysis of the Peer Groups, Janney calculated Enterprise Value for companies in the Peer Groups using closing stock prices as of January 10, 2006.

The following table presents the low, mean and high values of the ratio of Enterprise Value to Revenue for the corresponding period associated with the companies in the Peer Groups:

Enterprise Value/Revenue
			Low		Mean		High
Biometrics/Secure Credentials	EV/LTM Revenue EV/2006 Revenue EV/2007 Revenue	(1) (1)	0.2 1.0 0.7	x x x	4.6 3.3 2.4	x x x	14.0 8.8 4.4	x x x

Authentication/Access Management	EV/LTM Revenue EV/2006 Revenue EV/2007 Revenue	(1) (1)	2.1 1.8 1.6	x x x	3.5 2.7 2.3	x x x	7.8 4.5 3.3	x x x

Information Security/Secure Content	EV/LTM Revenue EV/2006 Revenue EV/2007 Revenue	(1) (1)	1.9 1.5 1.2	x x x	4.1 3.1 2.8	x x X	9.4 7.0 5.7	x x x

(1)	Source: Janney Research Estimates

The following table presents the low, mean and high implied prices per share, as well as the low, mean and high implied exchange ratios, calculated using the methodology described above, associated with the companies in the Peer Groups:

		Implied Identix Price Per Share ($)			Implied Exchange Ratio
		Low	Mean	High	Low		Mean		High
Biometrics/Secure Credentials	EV/LTM Revenue	$0.53	$4.63	$13.40	0.029	x	0.258	x	0.745	x
	EV/2006 Revenue (1)	$1.55	$4.33	$10.97	0.086	x	0.241	x	0.610	x
	EV/2007 Revenue (1)	$1.38	$3.90	$6.87	0.077	x	0.217	x	0.382	x

Authentication/Access Management	EV/LTM Revenue	$2.30	$3.61	$7.62	0.128	x	0.201	x	0.424	x
	EV/2006 Revenue (1)	$2.51	$3.60	$5.78	0.140	x	0.200	x	0.321	x
	EV/2007 Revenue (1)	$2.71	$3.75	$5.23	0.151	x	0.209	x	0.291	x

Information Security/Secure Content	EV/LTM Revenue	$2.11	$4.17	$9.11	0.118	x	0.232	x	0.507	x
	EV/2006 Revenue (1)	$2.15	$4.08	$8.79	0.120	x	0.227	x	0.489	x
	EV/2007 Revenue (1)	$2.12	$4.49	$8.79	0.118	x	0.250	x	0.489	x

(1)	Source: Janney Research Estimates.

Reflecting closing share price data from January 10, 2006, the value of a share of Identix common stock implied by the exchange ratio was $8.64, representing the product of the exchange ratio (0.473 x) multiplied by $18.26, the closing price of a share of Viisage common stock on that date. Janney noted this implied value compared favorably to all of the mean values, and many of the high values, shown in the proceeding table. In particular, Janney noted the $8.64 implied price significantly exceeded the $6.87 value implied by the Enterprise Value /2007 Revenue multiple associated with the Biometrics /Secure Credentials Peer Group, emphasizing the relative importance of projected 2007 revenue in the current valuation of companies in the Biometrics /Secure Credentials Peer Group. Similarly, Janney noted the exchange ratio exceeded many of the values of implied exchange ratios shown in the proceeding table.

Janney noted the stock prices used in its analysis of companies in the Peer Groups reflect the value of publicly-held companies on a going concern basis and, therefore, do not necessarily reflect the value that would be afforded to a company’s common stock in the event of a change of control such as the merger. Janney noted, however, as discussed below, the average premium to the prior trading day’s market price for change of control transactions deemed to be comparable to the merger was 24.2%. As such, Janney noted the $8.64 implied price, as well as the exchange ratio, compared favorably to all of the mean values, and many of the high values, shown in the proceeding table, when these individual values were increased by the average premium amount of 24.2%.

Accordingly, Janney concluded its analysis of the absolute and relative valuations of companies in the Peer Groups supported its opinion as to the fairness of the exchange ratio.

Stock Trading History and Exchange Ratio Analysis

Janney considered historical trading prices for Identix common shares, Viisage common shares, indices based on the stock prices of the companies in the Peer Groups, and the Nasdaq composite index for the period from January 3, 2005 to January 10, 2006. The following table summarizes the results of this analysis.

Share Price Percent Change January 3, 2005 –January 10, 2006
Identix	(25.6)%
Viisage	(18.0)%
Peer Groups Indices:
Biometrics /Secure Credentials	(17.5)%
Authentication /Access Management	5.5%
Information Security /Secure Content	21.7%
Nasdaq Composite Index	7.8%

Janney performed an analysis of historical share prices to estimate the transaction price implied by various exchange ratios, the premium or discount to market price, and the pro forma ownership of Identix stockholders in the combined company. The following table summarizes the implied per share premium for the periods shown:

Transaction Price
Exchange Ratio	0.473
Implied Price Per Share (1/10/06)	$8.64
Premium to Current Price (1/10/2006)	60.0%
Premium to 10 Day Trading Average	66.4%
Premium to 20 Day Trading Average	67.4%
Premium to 30 Day Trading Average	68.9%
Premium to 60 Day Trading Average	78.6%
Premium to 120 Day Trading Average	77.4%
Premium to 180 Day Trading Average	72.8%
Premium to 52 Week High	26.1%
Premium to 52 Week Low	98.2%

Noting the relative price performance of Identix common shares for the period considered, as well as the premium represented by the $8.64 price per share implied by the exchange ratio when compared to the historical prices shown, Janney concluded such analysis supported its opinion as to the fairness of the exchange ratio.

Janney compared the historical ratios of the closing price of a share of Identix common stock to the closing price of a share of Viisage common stock at various dates prior to January 10, 2006. Janney then compared the exchange ratio to these market-based ratios and calculated the premium or discount represented by the exchange ratio over each such ratio. A summary of the market-based ratios for the various dates chosen and the corresponding premium or discount relative to the exchange ratio is set forth in the table below:

Exchange Ratio Analysis Based on Relationship of Historical Stock Prices
Exchange Ratio	0.473x

	Market-Based Ratio of Identix Closing Price to Viisage Closing Price		Premium (Discount) of Exchange Ratio Relative to Market-Based Ratio
1 Trading Day	0.296	x	59.8%
5 Trading Days	0.286	x	65.4%
10 Trading Days	0.294	x	60.9%
20 Trading Days	0.323	x	46.4%
60 Trading Days	0.358	x	32.1%
120 Trading Days	0.420	x	12.6%
180 Trading Days	0.626	x	(24.4)%
One Year (1/10/05)	0.333	x	12.3%

Janney observed that the exchange ratio represented a premium to the market-based ratio for seven of the eight dates measured. Janney noted the price performance of a share of Viisage common stock relative to that of a share of Identix common stock was poor during the first half of 2005, largely due to investor concerns caused by delays experienced by Viisage in filing quarterly and annual financial statements with the Securities and Exchange Commission. As a result, the market-based ratio of closing prices exceeded the one year average of such ratio of 0.446 for a period of approximately three months (i.e., approximately March 2005 through May 2005). Accordingly, Janney concluded such analysis supported its opinion as to the fairness of the exchange ratio.

Precedent Transaction Analysis

The analysis of precedent transactions provides relative valuation benchmarks based on the consideration paid in selected transactions deemed by Janney to be comparable to the merger. For this analysis, Janney reviewed publicly available information for a broad range of change of control transactions involving companies in sectors of the Information Technology industry deemed comparable to those served by Identix and Viisage. Based on this review, Janney identified 21 stock for stock mergers completed since January 1, 2003, and assessed the terms of these mergers, the premiums or discounts implied by the exchange ratios associated with each merger, and the relative valuation metrics associated with each merger. These 21 stock for stock mergers are identified in the following table:

Announced	Target	Buyer
11/02/2005	Advanced Power Technology Inc. (NasdaqNM:APTI)	Microsemi Corp. (NasdaqNM:MSCC)

09/12/2005	Siebel Systems Inc. (NasdaqNM:SEBL)	Oracle Corp. (NasdaqNM:ORCL)

08/17/2005	CyberGuard Corp. (NasdaqNM:CGFW)	Secure Computing Corp. (NasdaqNM:SCUR)

07/11/2005	Helix Technology Corp. (NasdaqNM:HELX)	Brooks Automation Inc. (NasdaqNM:BRKS)

03/21/2005	Mykrolis Corp. (NYSE: MYK)	Entegris Inc. (NasdaqNM:ENTG)

01/27/2005	August Technology Corporation (NasdaqNM:AUGT)	Rudolph Technologies Inc. (NasdaqNM:RTEC)

12/27/2004	META Group Inc. (NasdaqNM: METG)	Gartner Inc. (NYSE:IT)

12/16/2004	Veritas Software Corp. (NasdaqNM: VRTS)	Symantec Corp. (NasdaqNM:SYMC)

05/19/2004	Advanced Fibre Communications Inc. (NasdaqNM: AFCI)	Tellabs Inc. (NasdaqNM:TLAB)

03/15/2004	Xicor Inc. (NasdaqNM: XICO)	Intersil Corp. (NasdaqNM:ISIL)

02/23/2004	NPtest Holding Corp. (NasdaqNM: NPTT)	Credence Systems Corp. (NasdaqNM:CMOS)

02/09/2004	NetScreen Technologies Inc. (NasdaqNM: NSCN)	Juniper Networks, Inc. (NasdaqNM:JNPR)

01/23/2004	FreeMarkets Inc. (NasdaqNM: FMKT)	Ariba Inc. (NasdaqNM:ARBA)

11/03/2003	GlobespanVirata Inc. (NasdaqNM: GSPN)	Conexant Systems Inc. (NasdaqNM:CNXT)

10/22/2003	Rainbow Technologies Inc. (NasdaqNM: RNBO)	SafeNet Inc. (NasdaqNM:SFNT)

10/14/2003	Manufacturers’ Services Ltd. (NYSE: MSV)	Celestica Inc. (NYSE:CLS)

08/06/2003	iManage Inc. (NasdaqNM: IMAN)	Interwoven Inc. (NasdaqNM:IWOV)

Announced	Target	Buyer
07/23/2003	Brio Software Inc. (NasdaqNM: BRIO)	Hyperion Solutions Corp. (NasdaqNM:HYSL)

06/04/2003	Handspring Inc. (NasdaqNM: HAND)	Palm, Inc. (NasdaqNM:PALM)

04/23/2003	SpeechWorks International Inc. (NasdaqNM: SPWX)	Nuance Communications, Inc. (NasdaqNM:NUAN)

02/18/2003	Allen Telecom Inc. (NYSE: ALN)	Andrew Corp. (NasdaqNM:ANDW)

In assessing relative value, Janney focused on the ratio of Enterprise Value to LTM Revenue (i.e., the quotient of Enterprise Value, as of the date of announcement of the respective merger for the 21 companies acquired, divided by the LTM revenue of each company immediately prior to the merger). Because of losses incurred by many of the companies under consideration, as well as the LTM losses incurred by Identix and Viisage, Janney did not consider other, profitability-based valuation metrics in its analysis of precedent transactions. The following table shows the summary ratios of Enterprise Value to LTM Revenue for the selected precedent transactions.

	Enterprise Value/ LTM Revenue	Mean Value	High Value
Low Value
Average of Selected Comparable Transactions	0.4x	3.5x	14.2x

Janney noted the ratio of Enterprise Value to LTM Revenue for Identix was 9.6x, which compares favorably to the ratios calculated for the selected precedent transactions. Janney therefore concluded such analysis supported its opinion as to the fairness of the exchange ratio.

For these 21 precedent stock for stock mergers, Janney reviewed the premiums or discounts implied by the exchange ratios associated with each merger. Janney analyzed the implied premium to market over the acquired company’s share price one-day, one-week (i.e., five trading days) and one-month (i.e., 20 trading days) prior to the announcement date of their respective transactions. Janney then calculated the average of these premiums and compared these premiums to the premiums implied by the exchange ratio. The following table summarizes the results of this analysis:

	1 Day Average	1 Week Average	1 Month Average
Premium Paid: (Premium to 1/10/2006)
Merger	60.0%	62.3%	67.4%
Average of Selected Precedent Transactions	24.2%	28.3%	32.6%

Noting the implied premiums paid in the merger compared favorably to the averages associated with the precedent transactions considered, Janney concluded such analysis supported its opinion as to the fairness of the exchange ratio.

Contribution Analysis

Janney analyzed the relative contributions of Identix and Viisage to the pro forma combined company for the LTM period ended September 30, 2005, using historical financial statements, and for the calendar years ending December 31, 2006, and December 31, 2007, using Janney Research Estimates for Identix and Viisage, respectively. Janney analyzed the respective contributions of each company’s projected revenues, gross profit, operating income and net income.

The implied percent of equity value and implied exchange ratio in the table below denotes the respective company’s share of pro forma equity and the resulting exchange ratio based on its contribution to Enterprise Value, accounting for the cash and debt contributed by each of Identix and Viisage, respectively:

	Identix Implied Approximate % of Pro Forma Equity Value	Viisage Implied Approximate % of Pro Forma Equity Value	Implied Exchange Ratio
LTM Revenue—Actual	53.2%	46.8%	0.372	x
2006 CY Revenue—Janney Research Estimates	49.4%	50.6%	0.320	x
2007 CY Revenue—Janney Research Estimates	50.0%	50.0%	0.328	x
LTM Gross Profit—Actual	53.1%	46.9%	0.370	x
2006 CY Gross Profit—Janney Research Estimates	57.1%	42.9%	0.436	x
2007 CY Gross Profit—Janney Research Estimates	58.0%	42.0%	0.453	x
LTM Operating Profit—Actual	NM	NM	NM
2006 CY Operating Profit—Janney Research Estimates	NM	NM	NM
2007 CY Operating Profit—Janney Research Estimates	58.3%	41.7%	0.458	x
LTM Net Income—Actual	NM	NM	NM
2006 CY Net Income—Janney Research Estimates	NM	NM	NM
2007 CY Net Income—Janney Research Estimates	61.4%	38.6%	0.521	x

Based on this analysis, Janney noted the implied exchange ratios and the implied pro forma ownership percentages associated with LTM results and Janney Research Estimates compared favorably to exchange ratio itself and the pro forma ownership implied by the exchange ratio (i.e., 59.1% and 40.9% for Identix stockholders and Viisage stockholders, respectively). As noted, Janney chose to rely primarily on the Janney Research Estimates in its analysis, as they reflected more conservative assumptions regarding growth and profitability for the calendar years ending December 31, 2006 and December 31, 2007. Accordingly, Janney concluded its analysis of relative contributions of Identix and Viisage to the pro forma combined company was supportive of its opinion as to the fairness of the exchange ratio.

Janney is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Identix selected Janney because of its expertise, reputation and familiarity with Identix, Viisage and the security industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

Janney has been engaged by Identix to render this opinion, and will receive a fee for its services. This fee is not contingent upon consummation of the merger. In addition, Janney has been engaged as financial advisor to Identix in connection with the merger and will receive a fee for such advisory services, payment of which is contingent upon consummation of the merger. Identix has agreed to indemnify Janney against certain potential liabilities, including liabilities under the federal securities laws, in connection with Janney’s services and to reimburse Janney for certain expenses in connection with these services. Other than in connection with the merger, Janney has not performed any financial advisory services for Identix in the past two years.

Interests of Certain Viisage Persons in the Merger

In considering the recommendation of the Viisage board of directors regarding the merger agreement, stockholders should be aware that some of the directors and executive officers of Viisage have interests in the merger that may be different from, or are in addition to, the interests of Viisage stockholders. These interests may create an appearance of a conflict of interest. The Viisage board of directors was aware of these potential conflicts of interests during its deliberations on the merits of the merger and in making its decision to recommend to the Viisage stockholders that they vote to adopt the merger agreement. These potential conflicts of interest include:

•	the vesting of options and restricted shares held by directors and executive officers of Viisage that will be accelerated upon completion of the merger in accordance with the terms of the option agreements, restricted stock agreements and the applicable stock based compensation plan;

•	Viisage will continue certain indemnification arrangements for persons serving as directors and officers prior to the time of the merger;

•	Robert V. LaPenta, current Chairman of Viisage and an affiliate of L-1 and Aston, will serve as the Chairman of the Board and Chief Executive Officer of the combined company;

•	Bernard C. Bailey, current Chief Executive Officer of Viisage, will serve as President of the Secure Documents Division of the combined company;

•	Mohamed Lazzouni, current Chief Technology Officer and Senior Vice President of Viisage, will serve as Chief Technology Officer of the combined company;

•	Bradley T. Miller, current Chief Financial Officer of Viisage, will serve as the Chief Financial Officer of the Secure Documents Division of the combined company;

•	Viisage has entered into agreements with certain of its executive officers, which contain provisions for severance payments in the event of termination of employment;

•	Viisage board members who do not continue as directors of Viisage will retire from the Viisage board at the closing of the proposed merger and will receive (i) two years to exercise vested options, and (ii) one-time cash payment of $100,000 at the closing of the proposed merger;

•	James DePalma and Joseph Paresi, who are affiliates of L-1 and Aston, will serve as the Executive Vice President and Chief Financial Officer and as the Executive Vice President and Chief Marketing and Sales Officer, respectively, of the combined company;

•	In accordance with the terms of an investment agreement between Viisage and Aston, Viisage issued warrants to Astron to purchase an aggregate of 1,600,000 shares of Viisage common stock at an exercise price of $13.75 per share of which 1,280,000 vest on a pro rata basis when and if acquisitions involving the payment of an aggregate consideration of $125 million are consummated by Viisage or upon a change of control of Viisage. The remaining 665,000 of the 1,280,000 acquisition-related warrants that have not yet vested will vest at the closing of the merger;

•	Upon completion of Viisage’s acquisition of IBT and its parent, as more fully discussed in “Recent Developments” starting on page 12, Viisage issued warrants to purchase 400,000 shares of its common stock with an exercise price of $13.75 per share to L-1;

•	Before the closing of the merger, Identix and Viisage will cooperate in good faith to mutually agree on reasonable arm-length terms and conditions pursuant to which the corporate headquarters of the combined company will be moved to the present offices of L-1 in Stamford, Connecticut;

•	The combined company’s board of directors will initially consist of twelve directors, seven of whom are designated by Viisage, which will include Mr. LaPenta;

•	Viisage has entered into voting agreements with stockholders of Identix who beneficially hold in the aggregate approximately 4.84% of Identix’ outstanding common stock, pursuant to which the Identix stockholders have agreed to vote their shares of Identix common stock in favor of the approval and adoption of the merger agreement and the merger; and

•	Identix has entered into voting agreements with stockholders of Viisage who beneficially hold in the aggregate approximately 45.24% of Viisage oustanding common stock, pursuant to which the Viisage stockholders have agreed to vote their shares of Viisage common stock (or 50% of their shares in the event of a change in the recommendation of Viisage’s board of directors with respect to Proposals 1 and 2A-2E described in this joint proxy statement/prospectus) in favor of the issuance of Viisage common stock pursuant to the merger and the amendments to Viisage’s certificate of incorporation, including an amendment to increase the authorized number of shares of Viisage’s common stock.

Accelerated Vesting of Options and Restricted Stock for Viisage Executive Officers

Pursuant to the terms of their option agreements and restricted stock agreements, the executive officers of Viisage listed below will be entitled to accelerated vesting of all unvested options and restricted shares held by them upon a change of control. The merger constitutes a change of control under the agreements. The following table summarizes the options and restricted shares held by executive officers of Viisage that will vest upon the closing of the merger:

Executive Officer	Unvested Options	Restricted Shares
Iftikhar Ahmad	31,789	2,720
Bernard C. Bailey	106,909	4,533
James P. Ebzery	34,560	1,813
Mohamed Lazzouni	81,394	1,813
Bradley T. Miller	100,000
Ron van Os	11,880	2,040

For more information concerning the acceleration of options and restricted shares, see “Information Regarding Viisage Directors and Certain Executive Officers—Executive Option Grants—Employment Agreements” beginning on page 173.

Benefits to Viisage Directors Who Do Not Continue as Directors Following the Merger

Viisage board members who do not continue as directors of the combined company will retire from the Viisage board at the closing of the merger and will (i) be entitled to two years to exercise vested options, and (ii) receive a one-time cash payment of $100,000 at the closing of the merger.

Viisage Board Seats

Following the closing of the merger, the Viisage board will consist of twelve members. The board shall consist of (i) four directors designated by Identix as Class III directors whose term of office shall expire in 2008, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the effective date of the merger, (ii) four directors designated by Viisage as Class II directors whose term of office shall expire in 2007, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the effective date of the merger, and (iii) three directors designated by Viisage and one director designated by Identix as Class I directors whose term of office shall expire in 2006, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the effective date of the merger.

Mr. LaPenta, the current Chairman of the Viisage board, will be appointed as Chairman of the board of directors of the combined company. Pursuant to the merger agreement, Viisage has agreed to cause each member of its board of directors that will not be a director of Viisage upon completion of the merger to resign effective immediately prior to the effective date of the merger. Viisage agreed to cause each member of its board of directors that is a Class III director to resign effective immediately prior to the effective date of the merger; provided that any such Class III director that has been designated by Viisage as a Class I or Class II director shall be reappointed to the board of directors of Viisage as a Class I or Class II director. As of the date of this joint proxy/prospectus, Viisage had not identified which of its current directors, other than Mr. LaPenta, will be appointed to the Viisage board following the merger.

Employment and change in control arrangements

Robert V. LaPenta, current Chairman of Viisage, will serve as the Chairman of the Board and Chief Executive Officer of the combined company. Bernard C. Bailey, current Chief Executive Officer of Viisage, will serve as President of the Secure Documents Division of the combined company. Mohamed Lazzouni, current Chief Technology Officer and Senior Vice President of Viisage, will serve as Chief Technology Officer of the combined company. Bradley T. Miller, current Chief Financial Officer of Viisage, will serve as the Chief Financial Officer of the Secure Documents Division of the combined company. Prior to the completion of the merger, Viisage will offer compensation arrangements to Messrs. LaPenta, DePalma, Paresi, Bailey, Miller, and Lazzouni commensurate with the respective positions with the combined company. As of the date of this statement, no compensation agreements have been reached between Viisage and the foregoing persons.

Severance Payments. Viisage has entered into agreements with executive officers of Viisage, which contain provisions for severance payments in the event of termination without cause. For more information concerning the severance payments of executive officers of Viisage, see “Information Regarding Viisage Directors and Certain Executive Officers—Executive Option Grants—Employment Agreements” beginning on page 173.

Interests of Certain Identix Persons in the Merger

In considering the recommendation of the Identix board of directors regarding the merger agreement, stockholders should be aware that some of the directors and officers of Identix have interests in the merger that may be different from, or are in addition to, the interests of Identix stockholders. These interests may create an appearance of a conflict of interest. The Identix board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the merger and in making its decision to recommend to the Identix stockholders that they vote to adopt the merger agreement. These potential conflicts of interest include:

•	Messrs. Atick, Cooper, Gudis and Lawler, current Identix directors, will each be appointed as Class III directors of Viisage for a three year term; another Identix nominee will be appointed as a Class I director.

•	options to purchase shares of Identix common stock and restricted shares of Identix common stock, including those held by officers and directors of Identix, will be assumed by Viisage and will become options to acquire Viisage common stock as adjusted for the exchange ratio of the merger;

•	the vesting of the restricted shares held by the non-employee directors of Identix will be accelerated upon completion of the merger in accordance with the terms of the restricted stock agreements and the applicable stock based compensation plan;

•	in lieu of transaction-related Identix board meeting and board committee fees until the effective time of the proposed merger, each current independent Identix board member will receive a one-time cash payment of $25,000 at the closing of the proposed merger;

•	the three independent Identix directors who are members of the special sub-committee related to the merger (Messrs. Cooper, Gudis and Lawler) will each receive a one-time cash payment of $25,000 and 9,000 shares of restricted stock at the closing of the proposed merger and will receive the compensation described below following the merger;

•	Identix board members who do not continue as directors of Viisage (Messrs. Haugo and Latimer) will retire from the Identix board at the closing of the proposed merger and will receive (i) two years to exercise vested options, and (ii) one-time cash payment of $100,000 at the closing of the proposed merger;

•	Viisage will continue certain indemnification arrangements and maintain a directors and officers liability insurance policy for persons serving as directors and officers of Identix at the time of the merger for a period of six years following the effective time of the merger;

•	Dr. Joseph J. Atick, current Chairman and Chief Executive Officer of Identix, will serve as the Vice Chairman of the Board and Corporate Chief Strategic Officer of the combined company and will receive the agreements, compensation and benefits described below;

•	Mark S. Molina, current Chief Legal Officer and Secretary of Identix, will serve as Executive Vice President, Chief Legal Officer and Corporate Secretary of the combined company and will receive the agreements, compensation and benefits described below;

•	James H. Moar, current Chief Operating Officer of Identix, will serve as President of the Biometrics Division of the combined company and will receive the agreements, compensation and benefits described below;

•	Elissa J. Lindsoe, current Chief Financial Officer of Identix, will serve as the Chief Financial Officer of the Biometrics Division of the combined company and will receive the agreements, compensation and benefits described below;

•	Identix may, prior to the closing of the proposed merger, pay special one-time performance bonuses in cash to certain employees of Identix, including executive officers of Identix; provided that the aggregate amount of the bonuses will not exceed $500,000; and

•	Identix has entered into voting agreements with certain directors and officers of Viisage who beneficially hold in the aggregate approximately 45.24% of Viisage outstanding common stock, pursuant to which the Viisage stockholders have agreed to vote their shares of Viisage common stock (or 50% of their shares in the event of a change in the recommendation of Viisage’s board of directors with respect to Proposals 1 and 2A-2E described in this proxy statement/prospectus) in favor of the issuance of Viisage common stock pursuant to the merger and the amendments to Viisage’s certificate of incorporation, including an amendment to increase the authorized number of shares of Viisage’s common stock.

•	Viisage has entered into voting agreements with stockholders of Identix who beneficially hold in the aggregate approximately 4.84% of Identix’ outstanding common stock, pursuant to which the Identix stockholders have agreed to vote their shares of Identix common stock in favor of the approval and adoption of the merger agreement and the merger.

Accelerated Vesting of Directors’ Restricted Shares

Identix non-employee members of its board of directors receive annual awards of restricted shares of Identix common stock. These awards and grants vest over time and are subject to forfeiture in the event that service on the board of directors is terminated before vesting has occurred. The Identix stock plan under which the restricted shares of common stock are awarded to non-employee board members contains a change of control provision that will cause all unvested awards to fully vest immediately prior to the consummation of the proposed merger.

The following table summarizes the restricted share awards that will vest upon completion of the proposed merger:

Non-Employee Director	Restricted Shares
Milton E. Cooper	5,000
Malcolm J. Gudis	5,000
John E. Haugo	5,000
George Latimer	5,000
John E. Lawler	5,000
Total:	25,000

Benefits to Identix Directors Who Do Not Continue as Directors Following the Merger

Current Identix board members who will not serve as directors of the combined company (Messrs. Haugo and Latimer) will retire from the Identix board at the closing of the merger and will (i) be entitled to two years to exercise vested options, and (ii) receive a one-time cash payment of $100,000 at the closing of the merger.

Viisage Board Seats

Five Identix designees will become members of Viisage’s board of directors following the closing of the merger. Messrs. Atick, Cooper, Gudis and Lawler, current Identix directors, will each be appointed as Class III directors of Viisage for a three year term and the fifth director designated by Identix will be appointed as a Class I director who shall be automatically nominated to the board at the end of his term. Messrs. Cooper, Gudis and Lawler and the fifth director designated by Identix, as independent directors of Viisage, will each receive (i) an annual cash retainer of $40,000, (ii) a meeting fee of $2,000 for each Viisage board meeting attended, (iii) a meeting fee of $1,000 for each Viisage board committee meeting attended in the director’s capacity as committee member, (iv) a quarterly fee of $5,000 for each Viisage board committee chaired by such director, (v) an initial stock grant for 9,000 shares of Viisage common stock on the closing of the proposed merger, and (vi) an annual stock grant for 3,000 shares of Viisage common stock. Non-independent directors, such as Dr. Atick, will not be entitled to receive compensation for service on the Viisage board or on a committee of the board. In addition, Viisage will pay a director compensation in the amount of board meeting fees if the Viisage chairman requests the director to attend customer meetings, investor meetings or other similar meetings outside of a regular or special board or committee meeting. As of the date of this joint proxy/prospectus, Identix had not identified who will be the fifth director appointed to the Viisage board.

Employment and change in control arrangements

Viisage is offering to enter into an employment agreement with Dr. Joseph J. Atick to be effective at the effective time of the merger. The agreement will have a three year term and provide for: an annual salary of $400,000; an annual bonus potential of 50% of annual salary; an initial grant of options or restricted stock on the closing date of the merger commensurate with Dr. Atick’s position; severance payments equal to two years base salary in event of termination without cause or resignation for good reason; and other terms no less favorable than his current agreement.

Viisage is offering to enter into an employment agreement with Mark S. Molina to be effective at the effective time of the merger. The agreement will have a three year term and provide for: an annual salary of $285,000; an annual bonus potential of 50% of annual salary; an initial grant of stock options or restricted stock on the closing date of the merger commensurate with Mr. Molina’s position; severance payments equal to two years base salary in event of termination without cause or resignation for good reason; and other terms no less favorable than his current agreement. In addition, prior to the effective time of the merger, Viisage and Identix will enter into an agreement with Mr. Molina for relocation of himself and family to Connecticut at the sole cost of Viisage on terms no less favorable than Identix’ relocation policy.

Identix will extend its current employment agreement with Jim Moar before the closing. Viisage is offering to enter into a new employment agreement with Jim Moar to be effective at the effective time of the merger. The agreement will have a three year term and provide for: an annual salary of $335,000; an annual bonus potential of 50% of annual salary; an initial grant of stock options or restricted stock on the closing date of the merger commensurate with Mr. Moar’s position; severance payments equal to two years base salary in event of termination without cause or resignation for good reason; and other terms no less favorable than his current agreement.

At the effective time of the proposed merger the existing employment agreement between Elissa Lindsoe and Identix will continue in full force and effect and Viisage will cause Identix to honor such agreement. Viisage will also provide Ms. Lindsoe with an initial grant of stock options or restricted stock on the closing date of the proposed merger commensurate with her position. If prior to expiration of Ms. Lindsoe’s existing employment agreement, such agreement is not renewed on the same or more favorable terms, she will be entitled to severance under that agreement. Under Ms. Lindsoe’s current employment agreement, in the event of termination without cause or resignation for good reason, Ms. Lindsoe will be entitled to severance of one year salary, bonus and insurance coverage and acceleration of vesting of options.

Indemnification of Viisage and Identix Directors; Directors’ and Officers’ Insurance

Under the terms of the merger agreement, Viisage has agreed that it will, and will cause the combined company to, honor all of the indemnification obligations of Viisage and Identix to their directors and officers that exist on the date of the merger agreement, to the fullest extent authorized or permitted by Delaware law.

In addition, the combined company will indemnify each person who served as a director or officer of Viisage or Identix or any of their subsidiaries prior to the completion of the merger, to the fullest extent authorized or permitted by Delaware law, in connection with claims related to facts or events that occurred on or before the completion of the merger. Furthermore, the combined company will advance expenses incurred by any person who served as a director or officer of Viisage or Identix prior to the completion of the merger in defending, serving as a witness or otherwise participating in any claim related to facts or events that occurred on or before the completion of the merger, including any expenses incurred by such person in enforcing their rights with respect to indemnification or advancement. As used in the merger agreement, the term “claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, which, in the good faith belief of a person who served as a director or officer of Identix prior to the completion of the merger, might lead to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitrator or other alternative dispute mechanism resulting from such person’s service as a director, officer, trustee, employee, agent or fiduciary of Identix. As used in the merger agreement, “expenses” means documented and reasonable attorneys’ fees and all other documented and reasonable costs, expenses and obligations incurred in connection with investigating, defending, being a witness or otherwise participating in a claim.

For six years after the completion of the merger, the certificate of incorporation and bylaws of the combined company will contain provisions regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses which are no less advantageous to the directors, officers and employees who were indemnified by Viisage or Identix immediately prior to completion of the merger as the exculpation, indemnification and advancement provisions that were contained in the certificate of incorporation and bylaws of Viisage or Identix in effect at the time the merger agreement was executed. The certificate of incorporation and bylaws of Viisage or Identix generally eliminate personal liability of the directors and officers of the respective companies and provide indemnification to such directors and officers, in each case to the fullest extent permitted by applicable law.

The merger agreement also provides that Viisage will maintain, for a period of six years after completion of the merger, the directors’ and officers’ fiduciary liability insurance policies maintained by Viisage or Identix, or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the completion of the merger, although Viisage will not be required to make annual premium payments in excess of 300% of the annual premiums currently paid by Viisage or Identix and its subsidiaries for directors’ and officers’ liability insurance.

The merger agreement, and, in the case of those Identix executive officers who will execute employment agreements with Viisage, the terms of such employment agreements, provide that each Identix director or executive officer, as the case may be, is entitled to directly enforce the indemnification and insurance obligations described above against Viisage. Additionally, Viisage has agreed to bear the burden of proof in the event there is a determination concerning the entitlement of Identix’ directors and officers to the indemnification and insurance benefits described above.

In addition, prior to the closing of the merger, Viisage will enter into indemnification agreements with Identix officers and directors continuing to provide services to the combined company on the terms no less favorable than current Identix indemnification agreements. The indemnification agreements will indemnify continuing officers and directors of Identix to the fullest extent permitted by Delaware law and will become effective at closing.

Governmental and Regulatory Matters

The merger is subject to the requirements of the Hart Scott Rodino Antitrust Improvements Act, which prevents certain transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the applicable waiting periods end or expire. Viisage and Identix have filed the required information and materials with the Department of Justice and the Federal Trade Commission. The waiting period will terminate thirty days after such filing. The requirements of Hart Scott Rodino will be satisfied if the merger is completed within one year from the termination of the waiting period. The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after expiration of the waiting period. Other persons could also take action under the antitrust laws, including seeking to enjoin the merger, regardless of whether the waiting period has ended.

Neither Viisage nor Identix is aware of any other material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and compliance with applicable corporate law of the State of Delaware.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences of the merger that are generally applicable to U.S. holders of Identix common stock. This discussion is based on the Internal Revenue Code (referred to as the Code), Treasury regulations, administrative rulings and court decisions in effect as of the date of this joint proxy statement/prospectus, all of which may change at any time, possibly with retroactive effect.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion assumes that holders of Identix common stock hold their stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be important to an Identix stockholder in light of his or her particular circumstances or particular tax status, including the following:

•	stockholders who are not U.S. holders;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	partnerships, S corporations or other pass-through entities;

•	stockholders who have a functional currency other than the U.S. dollar;

•	dealers in securities or foreign currency;

•	traders in securities who elect the mark-to-market method of accounting for the securities;

•	stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; and

•	stockholders who hold their shares as part of a hedge, straddle or conversion transaction.

In addition, the following discussion does not address the tax consequences of other transactions effectuated prior to, concurrently with, or after the merger, whether or not such transactions are in connection with the merger. Furthermore, no foreign, state or local tax considerations are addressed.

Therefore, we encourage you to consult your own tax advisor as to the specific federal, state, local and foreign tax consequences to you of the merger and related reporting obligations.

Tax Consequences of the Merger

Based on representations contained in representation letters provided by Viisage and Identix and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Heller Ehrman LLP, counsel to Identix, and Choate, Hall & Stewart LLP, counsel to Viisage, that the material United States federal income tax consequences of the merger are as follows:

•	The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

•	Neither Viisage, VIDS Acquisition Corp., nor Identix will recognize gain or loss as a result of the merger.

•	No gain or loss will be recognized by holders of Identix common stock upon their receipt of Viisage common stock pursuant to the merger, provided that a holder of Identix common stock who receives cash in lieu of a fractional share of Viisage common stock will be treated as if the fractional share had been issued in the merger and then redeemed. The Identix stockholder will be treated as having sold the fractional share and will recognize capital gain or loss equal to the amount by which the amount of cash received exceeds, or is less than, the allocable basis of the fractional share.

•	The aggregate tax basis of the Viisage common stock received pursuant to the merger by a holder of Identix common stock will be the same as the aggregate tax basis of the Identix common stock surrendered in exchange therefor (excluding the portion of the stockholder’s basis that is allocable to a deemed fractional share of Viisage common stock for which the stockholder will receive cash in lieu of such fractional share).

•	The holding period, for federal income tax purposes, for the Viisage common stock received pursuant to the merger by a holder of Identix common stock will include the period during which the holder held the Identix common stock surrendered in exchange therefor.

Neither Viisage nor Identix will request a ruling from the Internal Revenue Service regarding the tax consequences of the merger to Identix stockholders. The tax opinions of Choate, Hall & Stewart LLP and Heller Ehrman LLP do not bind the Internal Revenue Service and do not prevent the Internal Revenue Service from successfully asserting a contrary opinion. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be different from the treatment provided for in the opinions.

Backup Withholding

If you are a non-corporate holder of Identix common stock, you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in Viisage common stock. A non-corporate holder will not be subject to backup withholding, however, if such holder:

•	furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to it following the completion of the merger; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Reporting

Identix stockholders will be required to attach a statement to their United States federal income tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in shares of Identix common stock and a description of the Viisage common stock received.

THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THE FOREGOING DISCUSSION NEITHER BINDS THE IRS NOR PRECLUDES IT FROM ADOPTING A CONTRARY POSITION. IDENTIX STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Anticipated Accounting Treatment

In accordance with the provisions of Statement of Financial Accounting Standards No. 141, Viisage intends to account for the merger as a purchase transaction for financial reporting purposes under accounting principles generally accepted in the United States. After the merger, the results of operations of Identix will be included in the consolidated financial statements of Viisage. The cost of the acquisition, which is equal to the aggregate merger consideration, including the fair value of vested stock options of Identix assumed by Viisage and transaction costs, will be allocated based on the fair values of the Identix assets acquired and the Identix liabilities assumed. These allocations will be based upon valuations and other studies that have not yet been finalized.

No Appraisal Rights

Under Delaware law, neither Viisage stockholders nor Identix stockholders will have appraisal rights pursuant to the merger and the other transactions contemplated by the merger agreement.

Listing of Viisage Common Stock to be Issued Pursuant to the Merger

The shares of Viisage common stock to be issued pursuant to the merger and the shares of Viisage common stock to be reserved for issuance in connection with the assumption of outstanding Identix stock options and restricted shares are required to be approved for listing on the Nasdaq National Market.

Delisting and Deregistration of Identix Common Stock After the Merger

After the closing of the merger, the Identix common stock currently listed on the Nasdaq National Market will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Restriction on Resales of Viisage Common Stock

The Viisage common stock to be issued pursuant to the merger will be registered under the Securities Act, thereby allowing such shares to be freely transferable without restriction by all former holders of Identix common stock who are not deemed under the Securities Act to be “affiliates” of Identix at the time of the Identix special meeting and who do not become “affiliates” of Viisage after the merger. Persons who may be deemed to be “affiliates” of Viisage or Identix generally include individuals or entities that control, are controlled by or are under common control with Viisage or Identix, and may include some of their respective executive officers and directors, as well as their respective significant stockholders.

Shares of Viisage common stock received by those stockholders of Identix who are deemed to be “affiliates” of Identix or Viisage under the Securities Act may not be sold except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, or pursuant to Rule 145 under the Securities Act or any other applicable exemption under the Securities Act. Identix has agreed to provide a list of those stockholders considered to be “affiliates” to Viisage prior to the closing of the merger.

This joint proxy statement/prospectus does not cover the resale of any Viisage common stock received by any person who may be deemed to be an “affiliate” of Viisage or Identix.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. This summary may not contain all of the information about the merger agreement that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us. Such information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings each of us makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The merger agreement contains representations and warranties Viisage and Identix have made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Viisage and Identix have exchanged in connection with signing the merger agreement. While we do not believe that these schedules contain information required to be publicly disclosed by Viisage or Identix under the applicable securities laws other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Viisage and Identix, since they were made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the general prior public disclosures of Viisage and Identix, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the public disclosures of Viisage and Identix, as the case may be.

General

The merger agreement provides that, upon the closing, VIDS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Viisage, will merge with and into Identix with Identix surviving as a wholly-owned subsidiary of Viisage. We refer to these transactions as the “merger.”

Closing Matters

The parties will close the merger when all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived, including adoption of the merger agreement by the stockholders of Identix, the approval of the issuance of and reservation for issuance of shares of Viisage common stock by the stockholders of Viisage, and the approval of amendments to Viisage’s certificate of incorporation. As soon as practicable after the approval of amendments to Viisage’s satisfaction or waiver of the closing conditions, the parties will cause the merger to be effected by filing a certificate of merger with the Delaware Secretary of State.

Consideration to be Received in Connection with the Merger; Treatment of Stock Options

Merger Consideration. Upon completion of the merger, each share of Identix common stock (including each share of Identix common stock subject to repurchase by Identix or otherwise subject to forfeiture or similar restriction) that is issued and outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 0.473 shares of Viisage common stock. We refer to this as the “exchange ratio” which is subject to adjustment for stock splits, stock dividend, reorganization, recapitalizations, reclassifications or other similar changes occurring prior to completion of the merger.

Based on the exchange ratio and the number of shares of Identix common stock outstanding as of the Identix record date, a total of approximately                      shares of Viisage common stock will be issued in connection with the merger to holders of Identix common stock.

In addition, each share of common stock of VIDS Acquisition Corp. issued and outstanding immediately prior to the effective time of the merger will be automatically converted into one validly issued, fully paid and nonassessable share of common stock of the surviving corporation.

Stock Options and Restricted Shares. At the effective time of the merger, Viisage will assume all of Identix’ company options and option plans as permitted by applicable law, including the assumption of each company option upon the same terms and conditions as under the company option plan from which the company option was granted. Shares of Viisage common stock issued upon the conversion of Identix restricted shares will continue to be unvested and subject to the same repurchase options and risk of forfeiture.

Warrants. At the effective time of the merger, Viisage will assume all warrants of Identix outstanding immediately prior to the effective time as permitted by applicable law, including the assumption of each Identix warrant upon the same terms and conditions as set forth in the applicable Identix warrant.

Each assumed option or warrant will be exercisable for a number of Viisage common stock equal to the product of the exchange ratio (0.473) and the number of shares of Identix common stock subject to such option or warrant, as applicable, rounded down to the nearest whole share. The exercise price or strike price per share of Viisage common stock subject to such option or warrant will be equal to the quotient obtained from dividing the exercise price per share of Identix’ common stock by the exchange ratio, rounded up to the nearest whole cent.

Based on the number of outstanding options, options available for future grants, and warrants as of the Identix record date, a total of approximately [            ] shares of Viisage common stock will be reserved for issuance upon the exercise of options and warrants to purchase Identix common stock assumed by Viisage in connection with the merger. Viisage has agreed to file a registration statement for the shares of Viisage common stock issuable upon exercise of the assumed options, and Viisage will use its commercially reasonable efforts to maintain the effectiveness of the registration statement so long as any assumed awards remain outstanding.

Employee Stock Purchase Plans. Identix will terminate the Identix Employee Stock Purchase Plans immediately prior to the effective time of the merger. If any offering period is in progress prior to the termination, Identix will ensure that such offering period ends immediately prior to such termination, and that each participant’s accumulated contributions for such offering period are applied towards the purchase of Identix common stock unless the participant has previously withdrawn from such offering period in accordance with the terms of the Identix Employee Stock Purchase Plans.

Employees of Identix and its subsidiaries who continue in the employment of the surviving corporation or Viisage or any of Viisage’s subsidiaries after the effective time of the merger shall be eligible for participation in the Viisage’s Employee Stock Purchase Plan.

Exchange of Certificates in the Merger

Surrender of Certificates. Promptly after the effective time of the merger, the exchange agent for the merger will mail to each record holder of Identix common stock a letter of transmittal and instructions for surrendering and exchanging the record holder’s certificates. Only those holders of Identix common stock who properly surrender their Identix stock certificates in accordance with the exchange agent’s instructions will receive (1) a certificate representing the number of whole shares of Viisage common stock that the holder is entitled to, (2) check in lieu of any fractional share of Viisage common stock, and (3) dividends or other distributions, if any, to which they are entitled to under the terms of the merger agreement. The surrendered certificates representing Identix common stock will be canceled. After the completion of the merger, each certificate representing the right to receive shares of Viisage common stock that has not been surrendered will represent only the right to receive the merger consideration described above.

Following the completion of the merger, Identix will not register any transfers of Identix common stock on its stock transfer books.

Distribution with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Viisage common stock with a record date after the effective time of the merger will be paid to the holders of any unsurrendered Identix stock certificates until such certificates are surrendered by the holder in accordance with the exchange agent’s instructions. Following the surrender of any such certificates in accordance with the exchange agent’s instructions, the exchange agent will deliver to the record holders thereof, without interest, the amount of any cash payable with respect to a fractional share of Viisage common stock to which such holder is entitled to and dividends and other distributions declared or made on Viisage common stock with a record date after the effective time of the merger.

Fractional Shares

Viisage will not issue any fractional shares of common stock of Viisage in connection with the merger. Instead, each holder of Identix common stock who would otherwise be entitled to receive a fraction of a share of Viisage common stock, after aggregating all fractional shares of Viisage common stock that otherwise would be received by such holder, will receive cash, without interest and less withholding tax, in an amount equal to such fraction multiplied by $8.50.

Listing of Common Stock of the Combined Company

Viisage will use reasonable best efforts to cause the shares of Viisage common stock to be issued pursuant to the merger and the shares of Viisage common stock to be reserved for issuance in connection with the merger to be authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the closing of the merger.

Covenants

Conduct of Business Before Completion of the Transaction. Under the merger agreement, Viisage and Identix have each agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless the other party consents in writing, it will:

•	carry on its operations in all material respects in the ordinary course of business consistent with past practice; and

•	use reasonable best efforts to keep available the services of the current officers, key employees and key consultants and to preserve customer, supplier and other business relationships.

In addition to the above agreements regarding the conduct of business generally, each of Viisage and Identix has agreed with respect to itself and its subsidiaries to various additional specific restrictions relating to the conduct of its business, including, subject to certain exceptions, to not do any of the following:

•	amend or otherwise change its certificate of incorporation, bylaws, or equivalent organizational documents;

•	issue, grant or transfer any shares of capital stock except for the issuances of securities issuable upon the exercise of options or other rights outstanding as of the date of the merger agreement, and grants of stock options and restricted stock in the ordinary course of business consistent with past practice, or accelerating the vesting of any options or other rights to acquire shares of capital stock except for automatic accelerations under terms of the governing plans;

•	sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets, except in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution with respect to its capital stock, or enter into any agreement with respect to voting of the capital stock;

•	reclassify, combine, split or subdivide any of its capital stock or redeem, purchase or otherwise acquire any of its capital stock, other equity interests or other securities (other than repurchases of shares in connection with the termination of an employment relationship);

•	borrow any additional money or issue any debt securities, except for money borrowed under any existing credit facility, intercompany indebtedness involving a subsidiary or a letter of credit entered into during the ordinary course of business, terminate, cancel, or agree to any material adverse change in any material contract other than in the ordinary course of business consistent with past practice, make or authorize any loan outside the ordinary course of business, or enter into any new contract that would result in a significant negative gross margin;

•	increase the base salary, incentive compensation, severance benefits or perquisites payable to directors or officers (other than pursuant to existing contracts or performance reviews held in the ordinary course of business consistent with past practice and methodology);

•	increase the compensation or benefits payable to employees (other than pursuant to existing contracts or performance reviews held in the ordinary course of business consistent with past practice and methodology);

•	grant any rights to severance or termination pay to any director, officer or other employee (other than with respect to newly hired employees in accordance with past practices);

•	establish, adopt, enter into or amend any collective bargaining agreement or benefit arrangement for the benefit of any director, officer, consultant or employee (except to the extent required by applicable law);

•	take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any benefit arrangement or option;

•	make any material change in accounting policies or procedures other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a governmental authority;

•	make any material tax election or settle or compromise any material liability for taxes, except in the ordinary course of business consistent with past practice, or change any annual tax accounting period or method of tax accounting;

•	modify, terminate or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement which relates to a business combination involving such party;

•	write up, write down or write off the book value of any assets for such party and its subsidiaries, other than in the ordinary course of business, as required by GAAP, or not otherwise in excess of $100,000 in the aggregate;

•	take any action to render inapplicable or exempt any third party from the provisions of Delaware law or any other state takeover law or state law that limits business combinations or the ability to acquire or vote shares of capital stock;

•	acquire, or agree to acquire, any operation or business, or engage in, or agree to engage in, any merger, consolidation or other business combination;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied;

•	take any action that is reasonably likely to cause a delay in filing or effectiveness of the registration statement or the convening of stockholder meetings; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Prohibition from Soliciting Other Proposals

Alternative Transactions. The merger agreement contains detailed provisions prohibiting each of Viisage and Identix from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, Viisage and Identix have agreed that neither of them may, subject to specific exceptions described below, directly or indirectly:

•	solicit, initiate or encourage any inquiry with respect to any alternative transaction proposal (as described below);

•	participate in any discussions or negotiations with any third party regarding, or furnish any information with respect to, any alternative transaction proposal;

•	approve, endorse or recommend any alternative transaction proposal; or

•	enter into any letter of intent or any contract agreement or commitment contemplating or otherwise relating to any alternative transaction proposal.

For purposes of the merger agreement, an alternative transaction proposal is any offer, inquiry or proposal with respect to Viisage or Identix relating to any of the following:

•	the acquisition by a third party or group of more than a 20% interest in the total outstanding voting securities of the party;

•	any tender offer or exchange offer that would result in a third party or group beneficially owning securities representing 20% or more of the total outstanding voting power of the party;

•	merger, consolidation, business combination, share exchange or similar transaction involving the party pursuant to which the stockholders of the party immediately preceding such transaction hold securities representing less than 80% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity);

•	any sale, lease, exchange, transfer, license or disposition of assets (including capital stock or other ownership interests in subsidiaries) representing 20% or more of the aggregate fair market value of the consolidated assets of the party and its subsidiaries; or

•	any liquidation or dissolution of the party.

Under the merger agreement, each of Viisage and Identix agreed to cease, as of January 11, 2006, all existing activities, discussions or negotiations with any third parties conducted prior to that date with respect to any alternative transaction proposal.

Notification. Each of Viisage and Identix must promptly notify the other upon receipt of any alternative transaction proposal or any related request for nonpublic information or inquiry of the material terms and conditions of the proposal, request or inquiry, the identity of the person or group making the proposal, request or inquiry, and all related written materials provided in connection with the proposal, request or inquiry. The party receiving the proposal, request or inquiry, must keep the other party informed in all material respects of the status and details of the proposal, request or inquiry, and all written materials subsequently provided in connection with the proposal, request or inquiry. Viisage and Identix also agreed to generally provide the other party with 48 hours prior notice of any meeting of its board of directors at which its board of directors is reasonably expected to consider any alternative transaction proposal.

Superior Proposals. If either Viisage or Identix receives an unsolicited bona fide written alternative transaction proposal that is determined to be or reasonably likely to result in, a superior proposal (as described below), then the party may furnish nonpublic information to and engage in negotiations with the third party making the alternative transaction proposal, as long as the Viisage or Identix board of directors (as applicable):

•	concludes in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law;

•	has given the other party two business days prior notice of its intention to take such actions and the identity of the third party and material terms and conditions of the alternative transaction proposal; and

•	has not materially breached any of its obligations described in this section.

For purposes of the merger agreement, a superior proposal is an alternative transaction proposal (substituting 50% for each reference to 20% or 80% described above) which the board of directors has in good faith determined (after consultation with its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the third party making the proposal:

•	is more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the merger agreement (after giving effect to any adjustments to the terms of the merger proposed by the other party in response to such alternative transaction proposal);

•	is fully financed or reasonably capable of being fully financed; and

•	is reasonably likely to be consummated on the terms proposed.

In the event that either Viisage or Identix furnishes nonpublic information to a third party making an alternative transaction proposal, it is required to give the other party a copy of the information furnished to the third party. The third party must also enter into a confidentiality agreement on terms that are at least as restrictive as the terms contained in the confidentiality agreement entered into between Viisage and Identix.

Change of Recommendation. Solely in response to the receipt of a superior proposal, the board of directors of Identix or Viisage may withhold, withdraw, amend, qualify or modify its recommendation in favor of, in the case of Identix, adoption of the merger agreement, and in the case of Viisage, approval of the issuance and reservation for issuance of Viisage common stock pursuant to the merger agreement and the charter amendments, if all of the following conditions are met:

•	the superior proposal has not been withdrawn and continues to be a superior proposal;

•	the stockholder vote at the Identix stockholders’ meeting or Viisage stockholders’ meeting, as applicable, has not occurred; and

•	Identix or Viisage, as applicable, has:

•	provided to the other party three business days’ prior written notice stating expressly (1) that it has received a superior proposal, (2) the material terms and conditions of the superior proposal and the identity of the third party making the superior proposal, and (3) that it intends to withhold, withdraw, amend, qualify or modify its recommendation; and

•	if requested by the other party, engaged in good faith negotiations to amend the merger agreement in such a manner that the alternative transaction proposal no longer is a superior proposal;

•	the board of directors of Identix or Viisage, as applicable, has determined in good faith, after consultation with its outside legal counsel, that, in light of such superior proposal, the failure to withhold, withdraw, amend, qualify or modify its recommendation would be inconsistent with its fiduciary duties under applicable law; and

•	Viisage or Identix, as applicable, has complied with its obligations described under the subsection “The Merger Agreement—Prohibition from Soliciting Other Proposals—Superior Proposals” and has not breached in any material respect any of the other provisions described under this section “Prohibition from Soliciting Other Proposals.”

Tender Offer Rules. The merger agreement permits each of Viisage and Identix and their respective boards of directors to comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934, as amended; provided, however, that neither party shall effect, or disclose pursuant to such rules or otherwise a position which would constitute a change of recommendation unless specially allowed under this subsection.

Stockholder Meetings

Both Viisage and Identix have agreed, as promptly as practical after the registration statement is deemed effective under the Securities Act, to give notice of, convene and hold stockholder meetings for their respective stockholders. Both parties will use reasonable best efforts to solicit from stockholders proxies in favor of, in the case of Identix, the adoption of the merger agreement, and, in the case of Viisage, the issuance and reservation for issuance of Viisage common stock pursuant to the merger agreement and the charter amendments. These meetings may be postponed or adjourned to the extent necessary to ensure that any necessary supplement or amendment to this joint proxy statement/prospectus is provided to stockholders in advance of a vote or if there are insufficient shares of Identix common stock or Viisage common stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Both Identix and Viisage have agreed to submit the adoption of the merger agreement (in the case of Identix) and the issuance of common stock pursuant to the merger agreement and the charter amendment (in the case of Viisage) to their stockholders, regardless of any withholding, withdrawal, amendment, qualification or modification of recommendation by the board of directors of Identix or Viisage.

Governmental and Third Party Approvals

Each of Viisage and Identix agreed to use their reasonable best efforts to assist and cooperate with one another and to take all actions necessary to close the merger, including the following:

•	obtaining necessary consents and approvals from governmental entities in connection with the merger, including making filings or submissions required under the HSR Act, by the Department of Justice and Federal Trade Commission, or other antitrust laws of any applicable jurisdiction;

•	obtaining necessary consents, waivers or approvals from third parties;

•	defending against any lawsuits or similar proceedings that challenge the merger agreement; and

•	executing any other additional instruments necessary to complete the merger.

Except as prohibited or restricted by applicable law, each of Viisage and Identix generally agreed to work cooperatively in obtaining required consents and approvals from governmental entities including by doing the following:

•	notifying each other of communications from governmental entities relating to the merger;

•	permitting the other to review and discuss in advance proposed written or oral communications with governmental entities relating to the merger;

•	to the extent practical, not participating in any governmental meeting before consulting with the other and, to the extent permitted by the governmental authority, giving the other the opportunity to participate; and

•	providing the other with necessary information and offer reasonable assistance in connection with a filing or submission made with any governmental entity.

State Takeover Statutes

Each of Viisage and Identix also agreed to take all reasonable action to ensure that no state anti-takeover laws apply to the merger agreement and if any become applicable, to ensure that the merger will be completed as promptly as practicable on the terms of the merger agreement.

Divestiture

Neither Viisage nor Identix will be required to hold separate or divest any of its assets or businesses or enter into any agreement or decree that would reasonably be expected to result in a material adverse effect on Viisage or Identix after the merger is complete, or that is not conditional on consummation of the merger.

Fees and Expenses

All fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses. All fees and expenses associated with the filing and printing of the registration statement and this joint proxy statement/prospectus will be borne equally by Viisage and Identix.

Equity Awards and Employee Benefits

For a period of not less than one year after the closing of the merger, Viisage has agreed to provide continuing Identix employees from and after the effective time of the merger with employee benefits (other than benefits under stock option plans and employee stock purchase plans) no less favorable in the aggregate than those currently provided to the employees of Identix. As promptly as reasonably practicable following the effective time, continuing Identix employees will be eligible to participate in Viisage’s employee benefits plans and any plans of Identix that are continued past the effective time or assumed by Viisage.

Continuing Identix employees will receive credit for their service with Identix under Viisage’s employee benefit plans and Viisage will waive eligibility requirements and or pre-existing condition limitations (to the extent required by law) under its welfare benefits plans and give effect to amounts previously paid in determining any deductible maximum out-of-pocket limitations (subject in each case to the terms and conditions of Viisage’s plans).

Continuing Identix employees will be eligible to participate in the Viisage stock option plans and employee stock purchase plan pursuant to the terms of such plans. In addition, pursuant to the merger agreement, Viisage will determine, in good faith, whether to establish a special offering period running from the date of completion of the merger to the commencement of the next offering period under Viisage’s employee stock purchase plan for continuing Identix employees.

Viisage Corporate Governance

On or prior to the effective time of the merger, the Viisage board of directors will cause the number of directors that will comprise the full board to be twelve immediately following the effective time of the merger. Seven members of the board of directors will be designated by Viisage prior to the closing of the merger, one of whom will be Robert LaPenta as Chairman. Five members of the board of directors will be designated by Identix prior to the closing of the merger, four of whom shall be Dr. Joseph J. Atick as Vice Chairman, Milton Cooper, Malcolm Gudis, and John Lawler.

On or prior to the effective time of the merger, Viisage’s board of directors will take all actions necessary to appoint (i) four of the five initial post-closing directors designated by Identix to the board of directors as a Class III director whose term of office shall expire in 2008, (ii) four of the seven initial post-closing directors designated by Viisage to the board of directors as a Class II director whose term of office shall expire in 2007, and (iii) three initial post closing directors designated by Viisage and one initial post-closing director designated by Identix to be appointed to the board of directors as a Class I director whose term of office shall expire in 2006, in each case unless such nominee shall have resigned, retired or otherwise become unable to serve prior to the effective time.

On or prior to the effective time of the merger, subject to regulatory requirements, at least one director designated by Identix shall be appointed to serve on each and every committee of the board of directors of Viisage until at least the expiration of the term of the Class III directors.

Pursuant to the charter amendment proposals, the Viisage charter is proposed to be amended so that (i) any change in the size of the board of directors will require approval of at least two thirds of the entire Viisage board of directors and at least two thirds of the independent board members of Viisage, and (ii) Viisage will cause the nominating and governance committee of the board of directors of Viisage to have the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board, or to fill vacancies on the board or newly created directorships.

Each of Viisage and Identix agrees to cause each remaining director who is not named to the board of directors of the merged company to resign effective immediately prior to the effective time, and Viisage agrees to cause each member of its board of directors that is a Class III director to resign effective immediately prior to the effective time; provided that any such Class III director that is also an initial post-closing director will be reappointed to the board of directors of parent as a Class I or Class II director. The Class I director chosen by Identix will be renominated to the board of directors in 2006 by the governance and nominating committee of the board of directors of Viisage.

Representations and Warranties

The merger agreement contains substantially reciprocal representations and warranties made by Viisage, on the one hand, and Identix, on the other, relating to, among other things:

•	corporate organization and similar corporate matters;

•	existence, organization and obligations of subsidiaries;

•	capital structure;

•	corporate authorization to enter into and carry out the obligations under the merger agreement, the enforceability of the merger agreement;

•	the absence of a need to obtain governmental consents, authorizations or filings in order to complete the merger;

•	the absence of any conflict with or violation of corporate charter documents, applicable law or contracts as a result of entering into and carrying out the obligations under the merger agreement;

•	filings and reports with the SEC and the accuracy of financial statements;

•	the absence of litigation;

•	compliance with applicable law and possession of necessary governmental permits;

•	valid ownership and possession of properties;

•	proper preparation and timely filing of tax returns and timely payment of taxes;

•	ownership of intellectual property and the absence of infringement of third party intellectual property rights;

•	compliance with applicable laws and contracts relating to employee benefit plans and labor relations;

•	the absence of a material adverse effect and other changes since September 30, 2005;

•	disclosure of, and the absence of a default under, material contracts;

•	compliance with environmental laws;

•	disclosure of interested party transactions;

•	the inapplicability of state anti-takeover statutes and regulations to the merger and merger agreement;

•	disclosure of broker, investment banker or financial advisor fees; and

•	receipt of a fairness opinion from its financial advisor.

Conditions to Completion of the Merger

The parties may not complete the merger until each of the following conditions is satisfied or waived:

•	Viisage stockholder approval and Identix stockholder approval has been obtained;

•	the waiting periods under the HSR Act with respect to the merger have been terminated or expired;

•	no judgment, decree, law, regulation or other restraint shall have been enacted or issued by any court or other governmental authority which prohibits, makes illegal or enjoins the transactions contemplated by the merger agreement;

•	the registration statement shall have become effective under the Securities Act prior to the mailing of the proxy statement/prospectus, and no stop order or proceedings seeking a stop order shall have been initiated or threatened by the SEC;

•	the shares of Viisage common stock issuable to the stockholders of Identix or reserved for issuance upon the exercise of rights attached to assumed Identix options and warrants have been authorized for listing on the Nasdaq National Market; and

•	the certificate of amendment shall have become effective under Delaware law.

In addition, the obligation of each party to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the truth and correctness of the representations and warranties of the other party, generally subject to any exceptions that do not have, and would not reasonably be expected to have, a material adverse effect on the other party and other specified exceptions concerning representations and warranties about the other party’s capitalization;

•	the other party’s performance or compliance in all material respects with all of its obligations and covenants required by the merger agreement;

•	receipt of an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of the other party to the effect that the preceding conditions have been satisfied;

•	receipt from its tax counsel of a written opinion to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	Identix’ obligation to complete the merger is conditioned on Viisage and L-1 Investment Partners, LLC entering into an agreement terminating all arrangements (other than those specifically identified in such agreement) whereby L-1 Investment Partners, LLC provides financial, advisory, administrative or other services to Viisage; and prohibiting L-1 Investment Partners, LLC from directly advising, performing services for, investing in or entering into any other agreement with any person that competes directly or indirectly with Viisage or Identix (other than with respect to investments of L-1 Investment Partners, LLC as specifically identified in such agreement) in a form satisfactory to Identix.

For purposes of the merger agreement, the term material adverse effect means, with respect to either of Viisage or Identix, any change, event, circumstance or effect that is materially adverse to the financial condition, businesses, assets or results of operations of either Viisage or Identix and its subsidiaries taken as a whole, or would reasonably be expected to prevent the parties from consummating the merger. However, the following will not be taken into account in determining whether there has been or will be a material adverse effect:

•	changes in general economic or political conditions or the financing or capital market in general or affecting the industry in which the companies operate, except to the extent those changes have a materially disproportionate effect on either of Viisage or Identix and its subsidiaries relative to other similarly situated participants in the industry in which they operate;

•	changes in GAAP or requirements, changes in laws, rules, regulations or interpretations by any governmental entity, in each case, as applicable to either of Viisage or Identix;

•	the execution, delivery and performance of the merger agreement or the closing of any transaction contemplated by the merger agreement or the announcement of those transactions;

•	any natural disaster, sabotage, military action, acts of war or terrorism or any escalation or worsening thereof;

•	changes in the trading prices of either company’s common stock; or

•	the failure by either of Viisage or Identix to meet revenue or earnings estimates.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to completion of the merger by action of the board of directors of Viisage or Identix, as applicable, either before or after the requisite approvals of the stockholders of Viisage or Identix have been obtained under the following circumstances:

•	by mutual written consent of Viisage and Identix, as determined by the board of directors of each company;

•	by written consent of either Viisage or Identix (as authorized by the board of directors of Viisage or Identix, as applicable):

•	if the merger is not completed by September 1, 2006 (provided that the right to terminate the merger agreement for this reason will not be available to a party whose failure to comply with any provision of the merger agreement has been the cause of or resulted in the failure of the merger to be completed by September 1, 2006); or

•	if a governmental authority issues a final and nonappealable order, decree or ruling having the effect of permanently restraining, enjoining or otherwise prohibiting the merger (provided that the right to terminate the merger agreement for this reason will not be available to a party whose failure to comply with any provision of the merger agreement has been the cause of or resulted in such action); or

•	by either party upon a breach by the other party of a representation, warranty or covenant if as a result of such breach the closing conditions regarding accuracy of such representations and warranties and compliance with such covenants would not be satisfied and such breach is incapable of being cured or has not been cured within 20 days after written notice.

The merger agreement may be terminated under the following circumstances only before the vote of the stockholders of Viisage or Identix has occurred:

•	by Identix if Viisage’s board of directors has failed to include in the proxy statement/prospectus its recommendation in favor of Viisage’s stock issuance and the charter amendments, effected a change of recommendation or approved or recommended any alternative transaction; or

•	by Viisage if Identix’ board of directors has failed to include in the proxy statement/prospectus its recommendation that the stockholders adopt and approve the merger agreement and the merger, effected a change of recommendation or approved or recommended any alternative transaction.

The merger agreement may be terminated under the following circumstances only after the stockholder meeting at which a vote was taken:

•	if Viisage has failed to obtain the approval of its stockholders for the issuance and reservation for issuance of shares of common stock pursuant to the merger and the charter amendments; or

•	if Identix has failed to obtain the approval of stockholders to adopt the merger agreement.

Termination Fee

If either Identix or Viisage terminates the merger agreement because:

•	the board of directors of the other party failed to include in the proxy statement/prospectus its recommendation in favor of the merger agreement (in the case of Identix) or stock issuance and charter amendments (in the case of Viisage); or

•	the board of directors of the other party effects a change of recommendation; or

•	the board of directors of the other party approves or recommends an alternative transaction proposal;

then a termination fee of $20 million will be payable to the terminating party by the other party no later than ten business days after termination of the merger agreement.

Additionally, in the event that either Viisage or Identix terminates the merger agreement because either:

•	the merger has not been consummated by September 1, 2006 (provided that the right to terminate the merger agreement for this reason will not be available to a party whose failure to comply with any provision of the merger agreement has been the cause of or resulted in the failure of the merger to be completed by September 1, 2006);

•	its stockholders fail to adopt the merger agreement (in the case of Identix) or to approve the issuance and reservation of shares and amendment of the charter (in the case of Viisage) at the applicable special meeting;

•	the stockholders of the other party fail to adopt the merger agreement (in the case of Identix) or to approve the issuance and reservation of shares and amendment of the charter (in the case of Viisage) at the applicable special meeting; or

•	the other party commits an intentional breach of its representations, warranties, or covenants that would result in the failure of the closing conditions relating to its representations, warranties and covenants to be satisfied, and fails to cure that breach within the specified period;

and it is the case that both:

•	prior to termination of the merger agreement, a proposal for an alternative transaction is publicly announced by a third party or otherwise made to a party; and

•	within twelve months of termination, such party closes or enters into an agreement for an alternative transaction with a third party;

then, subject to the specific terms of the merger agreement, a termination fee of $20 million will be payable by the party that closes or enters into an agreement for an alternative transaction with a third party.

Amendments

The merger agreement may be amended by mutual written consent of Viisage and Identix subject to all applicable laws. Any amendment proposed after obtaining the required approvals of the stockholders of Viisage and Identix may not be made without the further approval of those stockholders as required by applicable law.

At any time prior to completion of the merger, either Viisage or Identix may extend the other’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other’s representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

Other Agreements

Voting Agreement. Pursuant to the merger agreement, Viisage and Identix delivered voting agreements signed by certain stockholders of the respective companies.

Viisage has entered into voting agreements with certain directors and officers of Identix who beneficially hold in the aggregate approximately 4.84% of Identix’ outstanding common stock, pursuant to which the Identix stockholders have agreed to vote their shares of Identix common stock in favor of the approval and adoption of the merger agreement and the merger.

Identix has entered into voting agreements with certain directors and officers of Viisage who beneficially hold in the aggregate approximately 45.24% of Viisage outstanding common stock, pursuant to which the Viisage stockholders have agreed to vote their shares of Viisage common stock in favor of the issuance of Viisage common stock pursuant to the merger and the amendments to Viisage’s certificate of incorporation, including an amendment to increase the authorized number of shares of Viisage’s common stock. However, in the event the Viisage board of directors changes its recommendation to the stockholders to approve the issuance of Viisage common stock pursuant to the merger and the charter amendments, such obligation to vote shall relate to 50% of the shares subject to the Identix voting agreements.

Name Change. Viisage and Identix have agreed to include in the charter amendment proposal a provision to change the name of Viisage to [                    ].

Viisage Headquarters. Viisage and Identix have agreed to cooperate in good faith to mutually agree upon reasonable arm-length terms and conditions under which Viisage will move its corporate headquarters to 177 Broad Street, Stamford, Connecticut.

VIISAGE PROPOSALS NO. 2A-2E —

AMENDMENTS TO THE VIISAGE CERTIFICATE OF INCORPORATION

On January 11, 2006, the Viisage board of directors adopted, subject to stockholder approval, amendments to the Viisage Certificate of Incorporation, which amendments are described in Proposals 2A through 2E below. While these proposals are being voted upon separately, each of Proposals No. 1 and 2A-2E must be approved in order for any of them to be implemented. The proposed amendments to the Viisage Certificate of Incorporation are set forth in Annex D attached to this joint proxy statement/prospectus.

Proposal No. 2A: Proposal to Increase the Authorized Number of Shares of Common Stock

The board of directors of Viisage approved an amendment to Viisage’s Certificate of Incorporation, as amended, subject to stockholder approval, to increase the authorized number of shares of common stock of Viisage from 75,000,000 shares, $0.001 par value per share, to 125,000,000 shares, $0.001 par value per share, and correspondingly change Viisage’s total number of authorized shares of capital stock from 77,000,000 shares to 127,000,000 shares. The authorized number of shares of preferred stock will remain unchanged at 2,000,000 shares. If the stockholders approve the proposed amendment, Viisage will file with the Delaware Secretary of State a certificate of amendment reflecting the increase in the authorized number of shares of common stock. On January 11, 2006, 28,915,415 shares of Viisage common stock and options to purchase an aggregate of an additional 2,552,884 shares of Viisage common stock were issued and outstanding. As of January 11, 2006, an aggregate of 2,210,794 shares of Viisage common stock were reserved for future grants under Viisage’s existing equity incentive plans and employee stock purchase plan. An aggregate of 2,070,000 shares of Viisage common stock were subject to issuance pursuant to outstanding warrants of Viisage and 20,715 shares of Viisage common stock were subject to issuance pursuant to outstanding restricted stock units as of January 11, 2005. No shares of preferred stock are issued or outstanding.

The Viisage board of directors believes that authorizing additional shares of common stock is required to enable Viisage to have sufficient shares of common stock authorized for issuance in the Identix merger and upon the exercise of options, warrants and other exchangeable or convertible securities whether currently outstanding or issued in the future. The Viisage board also believes that authorizing additional shares of common stock is essential to provide Viisage with the flexibility it needs to meet business needs and to take advantage of opportunities as they arise. The proposed increase in the number of authorized shares of common stock would also result in additional shares being available for stock dividends, stock issuances for other corporate purposes, such as acquisitions of businesses or assets, increases in shares reserved for issuance pursuant to employee benefit plans, and sales of stock or convertible securities for capital raising purposes. Aside from the Identix merger or as otherwise discussed in this joint proxy statement/prospectus, Viisage currently has no specific plans, arrangements or understandings with respect to the issuance of these additional shares.

If Viisage’s stockholders approve the proposed amendment to the certificate of incorporation to increase the authorized shares of common stock, the board of directors may cause the issuance of additional shares of common stock without further stockholder approval, unless stockholder approval is otherwise required by law or the rules of any securities exchange on which the common stock is then listed. The additional shares would have rights identical to the currently outstanding common stock and no other change in the rights of stockholders is proposed. Current holders of common stock have no preemptive or similar rights, which means that they do not have a prior right to purchase any new issue of common stock in order to maintain their proportionate ownership thereof. The issuance of additional shares of common stock could decrease the proportionate equity interest and voting power of Viisage’s current stockholders and, depending on the price paid for the additional shares, could result in dilution in the book value of shares held by the current stockholders.

The proposed amendment could have an anti-takeover effect, although that is not Viisage’s intention. For example, it may be possible for the board of directors to delay or impede a takeover or transfer of control of Viisage by causing additional authorized shares to be issued to holders who might side with the board in opposing a takeover bid. The amendment, therefore, may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging the initiation of takeover attempts, the proposed amendments may limit the opportunity of stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. However, the Viisage board is not aware of any attempt or proposal to take over or transfer control of Viisage, and Viisage is not proposing the amendments with the intent that they be used as a type of anti-takeover device.

The affirmative vote of holders of a majority of the outstanding shares of Viisage common stock is required to approve Proposal 2A.

The Viisage board of directors recommends a vote FOR Proposal No. 2A to amend the certificate of incorporation to increase the authorized number of shares of common stock of Viisage, with a corresponding increase in the total number of shares of capital stock of Viisage.

Proposal No. 2B: Proposal to Change the Name of Viisage

The board of directors of Viisage approved an amendment to Viisage’s Certificate of Incorporation, as amended, subject to stockholder approval, to change the name of the combined company upon completion of the merger transaction from Viisage Technology, Inc. to [                    ]. If the stockholders approve the proposed amendment, Viisage will file with the Delaware Secretary of State a certificate of amendment reflecting the name change.

The Viisage board of directors believes that the name of the combined company should reflect the strategic direction of the combined company and that the proposed new name properly reflects the combined company’s strategic direction.

If Viisage’s stockholders approve the proposed amendment to the certificate of incorporation to change the name of Viisage, the board of directors may effectuate the name change without further stockholder approval, unless such further stockholder approval is otherwise required by law or the rules of any securities exchange on which the common stock is then listed.

The affirmative vote of holders of a majority of the outstanding shares of Viisage common stock is required to approve Proposal 2B.

The Viisage board of directors recommends a vote FOR Proposal No. 2B to amend the certificate of incorporation to change the name of Viisage.

Proposal No. 2C: Proposal to Grant Full and Exclusive Power and Authority Otherwise Conferred to the Viisage Board of Directors to the Nominating and Governance Committee of the Board of Directors

The board of directors of Viisage approved an amendment to Viisage’s Certificate of Incorporation, as amended, subject to stockholder approval, to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships. The proposed amendment requires the board of directors to maintain a nominating and governance committee that would act in accordance with a committee charter to be adopted by the board of directors. Viisage’s existing certificate of incorporation does not contain similar provisions. If the stockholders approve the proposed amendment, Viisage will file with the Delaware Secretary of State a certificate of amendment requiring the board of directors to maintain a nominating and governance committee and reflecting the power and authority described herein.

The Viisage board of directors believes that granting the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board, or to fill vacancies on the board or newly created directorships, will enhance the efficiency of the process by which candidates are nominated or appointed to the board of directors. As part of its director selection process, the nominating and governance committee considers candidates from many sources, including nominees proposed by the chairman or other members of the board, as well as those proposed by the stockholders provided that the procedures for stockholder proposals set forth in the company’s by-laws are followed. The members of the nominating and governance committee and the chair of the committee are appointed by the board of directors and may be removed by the board in its discretion. This provision will not eliminate the right of Viisage stockholders to nominate persons for election to the Viisage board of directors.

If Viisage’s stockholders approve the proposed amendment to the certificate of incorporation to grant the full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee as described above, the board of directors may cause the committee to be granted the described power and authority without further stockholder approval, unless such further stockholder approval is otherwise required by law or the rules of any securities exchange on which the common stock is then listed.

The affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock is required to approve Proposal 2C.

The Viisage board of directors recommends a vote FOR Proposal No. 2C to amend the certificate of incorporation to grant full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee of the board of directors.

Proposal No. 2D: Proposal to Require Approval of Two Thirds of the Entire Board of Directors and Independent Directors to Change the Size of the Board of Directors

The board of directors of Viisage approved amendments to Viisage’s Certificate of Incorporation, as amended, subject to stockholder approval, to require approval of two thirds of the entire board of directors and independent directors to change the size of the Viisage board of directors. The amendments provide that the size of the Viisage board of directors shall be determined by resolution of the Viisage board of directors and such resolution shall be approved by at least two thirds of the authorized number of directors (including vacancies) and two thirds of the independent members of the Viisage board of directors. The amendments will define an independent director as any director who is independent of the management of Viisage and is free from any interest and any business or other relationship (other than interests or relationships arising from ownership of shares of Viisage stock) which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of Viisage. The Viisage board of directors will initially have 12 members. The existing Viisage certificate of incorporation provides that the number of directors shall be fixed by a resolution adopted by the majority of the directors.

If the stockholders approve the proposed amendments, Viisage will file with the Delaware Secretary of State a certificate of amendment reflecting the requirements for changing the size of the board of directors.

The Viisage board of directors believes that the requirements for changing the size of the board of directors will provide proportionate representation for Viisage and Identix on the Viisage board of directors.

If Viisage’s stockholders approve the proposed amendments to the certificate of incorporation to require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors, the board of directors may establish such procedures without further stockholder approval, unless such further stockholder approval is otherwise required by law or the rules of any securities exchange on which the common stock is then listed.

The affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock is required to approve Proposal 2D.

The Viisage board of directors recommends a vote FOR Proposal No. 2D to amend the certificate of incorporation to require approval of two thirds of the entire board of directors and independent directors to change the size of the board of directors.

Proposal No. 2E: Proposal to Provide for the Approval of Two Thirds of the Entire Board of Directors and Independent Directors for Specified Actions

The board of directors of Viisage approved an amendment to Viisage’s Certificate of Incorporation, as amended, subject to stockholder approval, to provide that the following actions cannot be taken by Viisage, except with the vote of at least two thirds of the authorized number of directors (including vacancies) and two thirds of the independent members of the Viisage board of directors:

•	any amendment to the provision requiring that the size of the Viisage board of directors shall be determined by resolution of the Viisage board of directors and such resolution shall be approved by at least two thirds of the authorized number of directors (including vacancies) and two thirds of the independent members of the Viisage board of directors; and

•	any amendment to the provision granting full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board, or to fill vacancies on the board or newly created directorships.

The existing Viisage certificate of incorporation provides for amendments to the certificate of incorporation to be first approved by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the directors then in office. If the stockholders approve the proposed amendment, Viisage will file with the Delaware Secretary of State a certificate of amendment reflecting the requirement that specified actions require approval of two thirds of the entire board and two thirds of the independent directors.

The Viisage board of directors believes that the approval of two thirds of the entire board and independent directors will maintain the proportionate representation of Viisage and Identix on the board of directors and allow the board of directors to function in a more efficient manner.

If Viisage’s stockholders approve the proposed amendment to the certificate of incorporation to provide for the approval of two thirds of the entire board and independent directors for specified actions, as described above, the board of directors may cause such approval to be required without further stockholder approval, unless such further stockholder approval is otherwise required by law or the rules of any securities exchange on which the common stock is then listed.

The affirmative vote of holders of two thirds of the outstanding shares of Viisage common stock is required to approve Proposal 2E.

The Viisage board of directors recommends a vote FOR Proposal No. 2E to amend the certificate of incorporation to provide for the approval of two thirds of the entire board of directors and independent directors for specified actions.

VIISAGE PROPOSAL NO. 3 —

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Viisage fails to receive a sufficient number of votes to approve any of Proposal No. 1 or Proposals No. 2A-2E, Viisage may propose to adjourn the special meeting, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve any proposal that fails to receive a sufficient number of votes. Viisage currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1 and Proposals No. 2A-2E. If approval of the proposal to adjourn the Viisage special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval, such approval requires the affirmative vote of a majority of the votes cast at the special meeting by holders of shares of common stock present or represented by proxy and voting on the matter.

The Viisage board of directors recommends that Viisage’s stockholders vote FOR Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 and Proposals No. 2A-2E.

IDENTIX PROPOSAL NO. 2 —

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Identix fails to receive a sufficient number of votes to approve Proposal No. 1, Identix may propose to adjourn the special meeting, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal No. 1. Identix currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1. If approval of the proposal to adjourn the Identix special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval, such approval requires the affirmative vote of holders of a majority of the votes of the outstanding shares of Identix common stock, present in person or represented by proxy at the special meeting and entitled to vote thereon.

The Identix board of directors recommends that Identix’ stockholders vote FOR Proposal No. 2 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared to give effect to the proposed merger of Viisage and Identix, the L-1 investment consummated on December 16, 2005, the acquisition of Integrated Biometric Technology Inc. (IBT), also consummated on December 16, 2005, and the probable acquisition of SecuriMetrics, Inc. (SMI) as if these transactions had been consummated on October 2, 2005 for purposes of the pro forma condensed consolidated balance sheet and January 1, 2004 for purposes of the pro forma condensed consolidated statements of operations.

The historical financial data for Viisage, SMI and the historical balance sheet data of Identix as of September 30, 2005 have been derived from their respective financial statements as of the dates and for the periods indicated, which are included in or incorporated by reference into this joint proxy statement/prospectus. The historical results of operations data of Identix for the twelve months ended December 31, 2004 have been calculated by deducting its unaudited results of operations data for the six months ended June 30, 2005 from the results of operations data for the year ended June 30, 2005, incorporated by reference in the registration statement and adding the unaudited results of operations data for the six months ended June 30, 2004. The historical results of the operations data of Identix for the nine months ended September 30, 2005 have been calculated by adding the results of operations data for the six months ended June 30, 2005 to the reported results of operations data for the three months ended September 30, 2005 incorporated by reference in this joint proxy statement/prospectus. The historical balance sheet and results of operations data for SMI as of and for the nine months ended September 30, 2005 have been derived from the respective unaudited financial statements. The results of operations data for SMI for the year ended December 31, 2004 have been derived from the related audited financial statements included in this joint proxy statement/prospectus. The historical financial statements of IBT are derived from its historical unaudited financial statements.

The pro forma adjustments for the business combinations are based on preliminary purchase price allocations. Actual allocations will be based on final appraisals and other analyses of the fair value of, among other items, identifiable intangible assets, goodwill, inventories, property and equipment, deferred income, income taxes and severance costs. The allocations will be finalized after the data necessary to complete the appraisal and analyses of the fair values of acquired assets and liabilities is obtained and analyzed. Differences between the preliminary allocations could have a material impact on Viisage’s pro forma results of operations.

The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings or other synergies that management believes could have been achieved had the transactions been consummated on January 1, 2004.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with Viisage’s audited consolidated financial statements as of and for the three years ended December 31,2004 and its unaudited condensed consolidated financial statements as of and for the nine months ended October 2, 2005, Identix’ audited consolidated financial statements as of and for the three years ended June 30, 2005 and its unaudited condensed financial statements as of and for the three months ended September 30, 2005, IBT’s consolidated unaudited financial statements as of and for the year ended December 31, 2004 and as of and for the nine months ended September 30, 2005, and SMI’s audited financial statements as of and for the three years in the period ended December 31, 2005. Except for IBT, these financial statements are either included in or incorporated by reference in this joint proxy statement/prospectus.

The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the financial position or results of operations presented as of the dates or for the periods indicated, or the results of operations or financial position that may be achieved in the future.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

OCTOBER 2, 2005

(in thousands)

	Viisage As Reported	Identix As Reported	Pro Forma Adjustments (1)(5)	Viisage & Identix Pro Forma	L-1 Investment (2)	IBT Unaudited	IBT Pro Forma Adjustments (3)(6)	SecuriMetrics	SecuriMetrics Pro Forma Adjustments (4)(7)	Pro Forma
Assets
Current assets:
Cash & Equivalents	$12,675	$20,561	$(5,400)	$27,836	$98,750	$176	$(35,247)	$986	$(30,900)	$61,601
Marketable Securities	—	9,720	—	9,720	—	—	—	—	—	9,720
Accounts receivable	12,366	19,792	—	32,158	—	406	—	1,401	—	33,965
Inventories and other costs and estimated earnings in excess of billings	5,532	6,661	—	12,193	—	68	—	1,386	—	13,647
Other current assets	762	3,540	—	4,302	—	1,276	—	56	—	5,634

Total current assets	31,335	60,274	(5,400)	86,209	98,750	1,926	(35,247)	3,829	(30,900)	124,567
Property and equipment, net	18,384	1,879	—	20,263	—	2,104	—	470	—	22,837
Goodwill	92,621	141,213	569,991	803,825	—	—	58,526	—	23,967	886,319
Intangible assets, net	21,248	12,423	57,787	91,458	—	—	5,220	1,358	3,177	101,213
Other assets	3,151	1,229	—	4,380	—	402	—	27	—	4,809

Total Assets	$166,739	$217,018	$622,378	$1,006,135	$98,750	$4,432	$28,499	$5,684	$(3,756)	$1,139,744

Liabilities & Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$10,273	$13,555	$—	$23,828	$—	$2,062	$—	$1,927	$—	$27,817
Current deferred revenue	3,063	9,343	—	12,406	—	73	—	—	—	12,479
Other current liabilities	445	—	—	445	—	3,784	(2,599)	64	(64)	1,630

Total current liability	13,781	22,898	—	36,679	—	5,919	(2,599)	1,991	(64)	41,926
Deferred tax liability(12)	1,637	—	—	1,637	—	—	—	—	—	1,637
Deferred revenue	1,234	1,867	—	3,101	—	—	—	—	—	3,101
Other liabilities, debt	419	149	—	568	—	—	—	643	(643)	568

Total liabilities	17,071	24,914	—	41,985	—	5,919	(2,599)	2,634	(707)	47,232
Stockholders’ equity	149,668	192,104	622,378	964,150	98,750	(1,487)	31,098	3,050	(3,049)	1,092,512

Liabilities and stockholders’ equity	$166,739	$217,018	$622,378	$1,006,135	$98,750	$4,432	$28,499	$5,684	$(3,756)	$1,139,744

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS 9-MONTHS ENDED OCTOBER 2, 2005 (in thousands)

	Viisage As Reported	Identix As Reported	Pro Forma Adjustments (8)(13)	Viisage & Identix Pro Forma	L-1 Investment (2)	IBT	IBT Pro Forma Adjustments (9)	SecuriMetrics	SecuriMetrics Pro Forma Adjustments (10)	Pro Forma
Revenues:
Total revenue	$51,265	$61,318	$—	$112,583	$—	$8,685	$—	$4,977	$—	$126,245
Cost of revenues:
Total cost of revenue	34,658	40,725	(1,369)	74,014	—	7,323	653	2,492	—	84,481

Gross profit:	16,607	20,593	1,369	38,569	—	1,362	(653)	2,485	—	41,764

Operating expenses:
Total operating expenses	20,251	29,041	8,206	57,498	—	836	—	4,412	443	63,188

Income (loss) from operations	(3,644)	(8,448)	(6,837)	(18,929)	—	526	(653)	(1,927)	(443)	(21,424)
Interest and other income, net	352	1,197		1,549	—	(193)	—	(28)	—	1,328
Income (loss) before income taxes
Income (loss) before income taxes	(3,292)	(7,251)	(6,837)	(17,380)	—	333	(653)	(1,955)	(443)	(20,096)
Provision for income taxes(12)	(963)	(46)	—	(1,009)	—	—	602	—	—	(1,611)

Net income (loss) from continuing operations	$(4,255)	$(7,297)	$(6,837)	$(18,389)	—	$333	$(1,255)	$(1,955)	$(443)	$(21,707)

Net loss per share / continuing operations:
Net loss per basic and diluted share	$(0.22)			$(0.30)						$(0.32)
Weighted average basic and diluted shares(11)	19,208		42,125	61,333	5,088		2,000			68,421

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

12 MONTHS ENDED DECEMBER 31, 2004

(in thousands)

	Viisage As Reported	Identix As Reported	Pro Forma Adjustments (8)(13)	Viisage & Identix Pro Forma	L-1 Investment (2)	IBT	IBT Pro Forma Adjustments (9)	SecuriMetrics	SecuriMetrics Pro Forma Adjustments (10)	Pro Forma
Total revenue	$67,466	$65,857	$—	$133,323	$—	$1,419	$—	$4,266	$—	$139,008
Total cost of revenue	48,201	51,106	(2,154)	97,153	—	1,354	870	2,078	—	101,455

Total gross profit	19,265	14,751	2,154	36,170	—	65	(870)	2,188	—	37,553

Operating expenses:
Total operating expenses	23,297	36,603	11,442	71,342		774	—	5,306	590	78,012

Operating loss	(4,032)	(21,852)	(9,288)	(35,172)	—	(709)	(870)	(3,118)	(590)	(40,459)
Interest and other income, net	(2,006)	1,089	—	(917)	—	(157)	—	(70)	—	(1,144)
Loss before income taxes	(6,038)	(20,763)	(9,288)	(36,089)	—	(866)	(870)	(3,188)	(590)	(41,604)
Provision for income taxes(12)	(959)	1,954	—	995	—	—	(803)	—	—	192

Net loss from continuing operations	$(6,997)	$(18,809)	$(9,288)	$(35,094)	$—	$(866)	$(1,673)	$(3,188)	$(590)	$(41,411)

Basic and diluted loss per share / continuing operations:	$(0.45)			(0.61)						$(0.64)

Weighted average basic and diluted common shares outstanding(11)	15,458		42,125	57,583	5,088		2,000			64,671

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS

1.	On January 11, 2006, Viisage Technology, Inc. and Identix Incorporated entered into a definitive agreement to merge in an all stock transaction. Under the terms of the transaction, Identix stockholders will be entitled to receive a fixed exchange ratio of 0.473 newly issued shares of Viisage stock for each share of Identix stock, or approximately 42.1 million shares of Viisage stock. The transaction is expected to be tax-free to stockholders of both companies for U.S. federal income tax purposes. Based on Viisage’s average (5 days prior, including the day of the announcement, and two days after the announcement) closing stock price of $18.26, the transaction is valued at approximately $819.9 million, including the estimated fair value of Identix’ vested stock options and warrants to be assumed by Viisage of $45.1 million and related estimated transaction expenses of $5.4 million. As a result of the 45% premium paid to Identix, current Identix stockholders are expected to own approximately 59 percent of the combined company and current Viisage stockholders are expected to own approximately 41 percent of the combined company. However, the transaction will be accounted as an acquisition of Identix by Viisage based, among other considerations, on the significant minority holdings in the combined company by Viisage directors and management as a group, Viisage’s right to select the majority of the board of directors of the combined company, Viisage management’s dominant position in senior management of the combined company and Viisage payment of a 45% premium over the quoted market value of the Identix stock.

2.	On October 5, 2005, L-1 and Viisage entered into an investment agreement subsequently assigned by L-1 to its affiliate Aston Capital Partners LP (referred to as Aston) providing for (i) the issuance and sale to L-1 of 7,619,047 shares of Viisage Common Stock at $13.125 per share; (ii) the issuance of a warrant to purchase an aggregate of 1,280,000 shares of Viisage common stock at an exercise price of $13.75 per share, exercisable on a pro rata basis when and if acquisitions by Viisage involving the payment of aggregate consideration of $125 million are consummated; and (iii) the issuance of a warrant to purchase an aggregate of 320,000 shares of Viisage common stock at an exercise price of $13.75 per share, of which 213,333 shares are exercisable when and if Viisage’s gross revenues for any four-quarter period are equal to or greater than $200 million and 106,667 shares are exercisable when and if Viisage’s gross revenues for any four-quarter period are equal to or greater than $300 million. All warrants will be accelerated and become immediately exercisable in connection with a change of control of Viisage, as defined in the warrants. The proceeds of the issuance, net of transaction costs approximated $98.75 million. A portion of the proceeds of the L-1 investment was used to finance the cash portion of the IBT acquisition and will be used to finance the SecuriMetrics acquisition. Accordingly, the pro forma adjustments include the proceeds of the L-1 investment, and common shares issued to effect those acquisitions. The pro forma statement of operations does not reflect any income from the investment of the net proceeds.

3.

On November 4, 2005, L-1 entered into a membership interest purchase agreement with Integrated Biometric Technology, Inc. (referred to as IBT Parent), its wholly-owned subsidiary, Integrated Biometric Technology LLC (referred to as IBT), and the stockholders of IBT Parent to acquire 60% of the outstanding membership interests of IBT for $35 million in cash and to acquire the remaining 40% on or before January 30, 2006 for an additional $25 million through the issuance of 2 million common shares of Viisage. L-1 assigned its rights under the membership interest purchase agreement to Aston. On December 16, 2005, Viisage entered into an assignment and assumption agreement with Aston under which Viisage paid $35 million to Aston for its previously purchased 60% interest in IBT. Also on December 16, 2005, Viisage entered into an agreement and plan of merger with IBT and the stockholders of IBT Parent under which Viisage acquired the 40% interest in IBT not previously purchased by L-1 by issuing 2 million shares of Viisage common stock valued at $27.4 million based on Viisage’s average price for the 5 days prior, and including the day of the announcement, and two days after the announcement. The aggregate purchase price of IBT was $64.8 million, including vested warrants to purchase 0.28 million shares of Viisage valued at $2.2 million issued to L-1 as an investment banking fee and estimated other transaction costs of $0.2 million. The purchase price is subject to adjustment based on the minimum equity of IBT as of November 15, 2005. Pursuant to the agreement with IBT, Viisage under certain circumstances related to both the value of Viisage stock and an IBT revenue target, may be obligated to issue additional shares. Additional shares will be issued if the price of Viisage stock at the end of December 31, 2006 falls below $12.50 per share (adjusted for reverse split) or if IBT achieves sales as defined of $75 million for the year ended December 31, 2006 and the Viisage common stock at December 31, 2006 is less than $17.50 per share.

4.	On February 5, 2006 Viisage entered into an Agreement and Plan of Merger with SecuriMetrics, Inc (referred to as SMI) to acquire all of the stock of SMI for $30.7 million in cash, including $2.0 million to be deposited in escrow to fund certain potential future costs related to unknown liabilities and contingencies, and estimated transaction costs of $0.7 million. In addition, SecuriMetrics stockholders may receive additional consideration up to $11.5 million in stock and $1.5 million in cash, upon achieving certain performance thresholds or the resolution of certain contingencies. The purchase price is subject to adjustment based on the minimum net tangible equity, as defined, of SecuriMetrics at January 31, 2006 if the transaction fails to close by February 20, 2006.

5.	The preliminary estimated excess of the acquisition cost of Identix over the fair value of the related identifiable net assets acquired approximates $711.2 million, which has been included in the pro forma balance sheet adjustments net of the elimination of $141.2 million of Identix’ goodwill. The pro forma balance sheet also reflects an estimated fair value of $70.2 million of identifiable intangible assets and the related pro forma adjustment is net of the elimination of $12.4 million of Identix’ historical identifiable intangible assets. These intangible assets relate primarily to acquired technology and customer intangibles. The pro forma balance sheet adjustments also reflect the fair value of the common stock issued to stockholders of Identix of $769.4 million, the estimated fair value of Identix’ vested stock options and warrants assumed by Viisage of $45.1 million and the elimination of the stockholders’ equity of Identix of $192.1 million. Stockholders’ equity also reflects the intrinsic value of Identix’ unvested employee stock options to be assumed by Viisage of $2.4 million, net of a corresponding amount of deferred compensation.

6.	The preliminary estimated excess of the acquisition cost of IBT over the fair value of the identifiable net assets acquired approximates $58.5 million. Identifiable intangible assets have been estimated to be $5.2 million and relate to acquired technology and customer relationship intangibles. The pro forma balance sheet also reflects the elimination of debt not assumed by Viisage of $2.6 million and the issuance of 2 million shares of Viisage stock valued at $27.4 million and warrants to purchase 0.280 million shares valued at $2.2 million and the elimination of IBT’s historical stockholders’ deficit of $1.5 million. Warrants to purchase an additional 0.160 million shares will become exercisable if IBT achieves certain revenue thresholds which will be valued and included in the purchase price of IBT upon achieving such revenue thresholds.

7.	The preliminary estimated excess of the acquisition cost of SecuriMetrics over the fair value of the identifiable net assets acquired approximates $24.0 million. The pro forma balance sheet reflects identifiable intangible assets have been estimated to be $4.5 million and relate to acquired licenses and customer relationship intangibles and the elimination of historical intangible assets of $1.4 million. The pro forma balance sheet also reflects the settlement of debt of $0.7 million not assumed by Viisage for $0.2 million in cash, and the elimination SecuriMetrics’ historical stockholders’ equity of $3.0 million.

8.

The preliminary adjustment to costs and expenses relating to the Identix acquisition in the pro forma statement of operations consists of the amortization of identifiable intangible assets, primarily technology and customer relationship intangibles, partially offset by the elimination of intangible amortization expense included in the historical financial statements of Identix. The preliminary estimate of identified intangibles is approximately $70.2 million with an assumed weighted average useful life of 5 years amortized on a straight line basis. The preliminary adjustments to Viisage’s pro forma costs and expenses to give effect to the Identix acquisition are presented below:

	Nine Months Ended October 2, 2005	Twelve Months Ended December 31, 2004
	(In millions)	(in millions)
Amortization expense for estimated identifiable intangible assets	$10.5	$14.1
Elimination of Identix’s historical identifiable intangible assets amortization	(3.8)	(5.4)

Total adjustment to pro forma cost and expenses	$6.7	$8.7

The pro forma statement of operations also includes pro forma amortization, over the weighted average vesting period of 4 years, of deferred compensation, related to unvested stock options of Identix to be assumed by Viisage of $0.6 million and $0.5 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, net of the elimination of stock compensation expense recorded for the nine months ended September 30, 2005 of $0.4 million to conform accounting policies as Viisage is not yet required to adopt SFAS No. 123R.

In addition, pro forma adjustments include a change in the presentation of Identix amortization to conform to Viisage’s presentation. The impact is to reduce cost of sales by $3.6 million and $2.4 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively with a corresponding increase in operating expenses for each period. Also, cost of sales increased by $1.4 million and $1.0 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively to reflect the amortization of the preliminary estimate of identifiable intangibles. Operating expenses increased $7.8 million and $5.8 million for the year ended December 31, 2004 and the nine months ended September 30, 2005 to reflect the amortization of the preliminary identifiable intangible assets and the increase in amortization of stock options.

9.	The preliminary estimate of identified intangible assets of IBT is approximately $5.2 million with an assumed useful life of 6 years amortized on a straight line basis. The preliminary adjustments to Viisage’s pro forma costs and expenses to give effect to the IBT acquisition are presented below:

	Nine Months Ended October 2, 2005	Twelve Months Ended December 31, 2004
Amortization expense for estimated identifiable intangible assets	$0.7	$0.9

10.	The preliminary estimate of identified incremental intangible assets of SecuriMetrics is approximately $4.5 million with an assumed useful life of 5 years amortized on a straight line basis. The preliminary adjustments to Viisage’s pro forma costs and expenses to give effect to the SecuriMetrics acquisition are presented below:

	Nine Months Ended October 2, 2005	Twelve Months Ended December 31, 2004
Amortization expense for estimated identifiable intangible assets	$0.7	$0.9
Elimination of SMI’s historical identifiable intangible assets amortization	(0.2)	(0.3)

Total adjustment to pro forma cost and expenses	$0.5	$0.6

11.	Pro forma weighted average shares of Viisage for the historical periods presented include the following:

•	Weighted average basic and diluted shares outstanding for Viisage for the nine months ended October 2, 2005 and the year December 31, 2004 adjusted for the 1 for 2.5 reverse stock split consummated on December 16, 2005.

•	Shares to be issued to Identix stockholders in connection with the merger represent the 89.1 million Identix common shares outstanding as of September 30, 2005 converted into new Viisage common stock at the exchange ratio of 0.473 resulting in a total issuance of approximately 42.1 million new Viisage shares to Identix stockholders.

•	5.1 million Viisage shares assumed to be issued in connection with the acquisition of IBT (2.7 million shares) and SecuriMetrics (2.4 million shares), all from the proceeds from of the L-1 investment consummated on December 16, 2005. The shares were calculated based on ratio of the cash expended on the respective acquisitions to the net cash proceeds from the L-1 investment multiplied by the shares issued to L-1 in connection with its investment.

•	2.0 million Viisage shares issued to IBT stockholders in connection with acquisition closed December 16, 2005

12.	The acquisition of Identix is expected to be treated as a tax free reorganization. Accordingly, none of the excess of the purchase price over the tax basis of the net assets acquired is tax deductible. The pro forma balance sheet reflects increases in pro forma deferred tax liability of approximately $22.0 million related to the fair value of Identix acquired identifiable intangible assets, net of a corresponding pro forma decrease in the deferred tax valuation allowance.

The acquisition of IBT is expected to be treated as partially taxable transaction and 60% of the excess of the purchase price over the tax basis of the net assets acquired is tax deductible. No pro forma tax provision is provided on IBT’s income since Viisage’s losses for each of the period exceed IBT’s income. However a pro forma tax provision of $0.8 million for the year ended December 31, 2004 and $0.6 million for the nine months ended October 2, 2005 have been included to reflect a pro forma increase in deferred tax valuation allowance resulting from the pro forma increase in net operating losses attributable to the amortization of tax basis of goodwill.

The acquisition of SecuriMetrics is not expected to result in a step-up for tax reporting purposes of the underlying assets and liabilities and the excess of the purchase price over the underlying net assets is not expected to be tax deductible. The pro forma balance sheet reflects a pro forma increase in deferred tax liability of $1.2 million related to the estimated fair value of recorded intangibles, net of a corresponding pro forma decrease of deferred tax valuation allowance.

Viisage, Identix, and SecuriMetrics have significant net operating loss carryovers subject to Section 382 limitations. Viisage based on a preliminary analysis believes that a portion of these net operating losses will be available to offset future taxable income within the carryforward period. The related deferred tax assets have a full valuation allowance. The reduction in the valuation allowance resulting from the utilization of acquired net operating losses, if applicable will be recorded as a reduction of goodwill related to the transactions.

13.	Pursuant to the merger agreement, Viisage and Identix will cooperate in good faith to reach an agreement between Viisage and L-1 under which certain L-1 partners will become officers of Viisage and will perform such services as required and consistent with their roles and responsibilities as provided for in the agreement. The terms and compensation arrangements related to the agreement, if any, have not been determined and ultimately are subject to review and approval by the boards of directors of Viisage and Identix. Accordingly these pro forma financial data do not reflect any adjustments related to these proposed arrangements.

DESCRIPTION OF VIISAGE’S COMMON STOCK

As of January 31, 2006, the authorized common stock of Viisage consisted of 75,000,000 shares of common stock, of which 28,994,977 shares were issued and outstanding. If Viisage Proposal 2A is approved by the Viisage stockholders, authorized common stock of Viisage will be increased to 125,000,000.

Dividend Rights. Subject to preferences that may apply to shares of Viisage preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as Viisage’s board may from time to time determine. To date, Viisage has not paid any cash dividends. Viisage is prohibited from paying dividends pursuant to its lending arrangements.

Voting Rights. Each holder of shares of Viisage common stock is entitled to one vote for each share held on all matters submitted to a vote of Viisage stockholders. Cumulative voting for the election of directors is not provided for in Viisage’s certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions. Upon a liquidation, dissolution or winding-up of the company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Viisage common stock outstanding at that time after payment of any liquidation preferences on any outstanding preferred stock.

Classified board of directors. Following the closing of the merger, the Viisage board will consist of twelve members. The board shall consist of (i) four directors designated by Identix as Class III directors whose term of office shall expire in 2008, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the effective date of the merger, (ii) four directors designated by Viisage as Class II directors whose term of office shall expire in 2007, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the effective date of the merger, and (iii) three directors designated by Viisage and one director designated by Identix as Class I directors whose term of office shall expire in 2006, and who shall be automatically nominated to the board at the end of his term, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the effective date of the merger.

Anti-Takeover Provisions. The provisions of the General Corporation Law of the State of Delaware, or DGCL, Viisage’s certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Viisage.

Viisage is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, Viisage has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire Viisage.

In addition, provisions of Viisage’s certificate of incorporation and bylaws described below under the captions “Comparison of Rights of Holders of Identix Common Stock and Viisage Common Stock—Election of directors” and “—Preferred stock” may also have the effect of delaying, deferring or discouraging another person from acquiring control of Viisage.

Transfer Agent. The transfer agent for Viisage common stock is Computershare.

Listing. Viisage common stock is quoted on the Nasdaq National Market under the symbol “VISG.”

COMPARISON OF RIGHTS OF HOLDERS OF

VIISAGE COMMON STOCK AND IDENTIX COMMON STOCK AND CORPORATE GOVERNANCE MATTERS

This section of the joint proxy statement/prospectus describes differences between Viisage common stock and Identix common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you, including the certificates of incorporation and bylaws of each company. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the differences between Viisage common stock and Identix common stock. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section titled “Where You Can Find More Information” on page 180.

After the merger, the holders of Identix common stock will become stockholders of Viisage. Because Viisage and Identix are both Delaware corporations, the General Corporation Law of the State of Delaware, or the DGCL, will continue to govern the rights of all stockholders. The Identix certificate of incorporation and bylaws currently govern the rights of the stockholders of Identix. As stockholders of Viisage after the merger, the Viisage certificate of incorporation and bylaws will instead govern their rights following the merger. The following paragraphs compare certain provisions of the certificates of incorporation and bylaws of Viisage and Identix, after giving effect to the amendments to the Viisage Certificate of Incorporation contemplated by Viisage Proposals 2A-2E and amendments to the Viisage bylaws to be adopted by the board of directors to make the bylaws consistent with the certificate of incorporation, as proposed to be amended.

Voting

Each stockholder of Viisage and Identix has the right to one vote for each share of common stock held by the stockholder.

Special meeting of stockholders

The Viisage certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the chief executive officer or the board of directors pursuant to a resolution duly approved by a majority of the directors then in office.

The Identix bylaws provide that only the chairman of the board, the president or the board of directors may call special meetings of the stockholders.

Action by written consent in lieu of a stockholders’ meeting

The Viisage certificate of incorporation and bylaws provide that stockholders may only take action by written consent with the prior approval of the board of directors.

The Identix certificate of incorporation provides that stockholders do not have the ability to take action by written consent.

Voting by written ballot

Both the Identix and Viisage certificates of incorporation provide that written ballots for the election of directors are not required.

Record date for determining stockholders

The Viisage bylaws provide that the board of directors may fix a record date not more than 60 days nor less than ten days before the date of the meeting, nor more than 60 days prior to any other action to which such record date relates, unless otherwise required by law. If the record date is not fixed, the record date shall be set, (i) in the event of a meeting, at the close of business on the day before the day on which the meeting is held, (ii) in the event of a written consent without meeting and no prior action by the board of directors is necessary, the day on which the first written consent is expressed or (iii) for all other purposes, the close of business on the day on which the board of directors adopts the resolution relation to such purpose.

The Identix bylaws provide that the board of directors may fix a record date that shall not be more than 60 nor less than 10 days before the date of the stockholder meeting nor more than 60 days prior to any other action. In addition, the Identix bylaws provide that if the board of directors does not fix a record date in the manner described above, then the record date shall be at the close of business on the business day next preceding the day on which the notice is given, or if notice is waived, the close of business on the business day next preceding the day on which the meeting is held.

Notice of board nomination and other stockholder business—annual meetings

The Viisage bylaws require that the proposal of business to be considered by the stockholders at an annual meeting of stockholders must have been properly brought before the meeting (1) by, or at the direction of, the board of directors, or (2) by any holder of record of any shares of capital stock entitled to vote at such annual meeting with notice to Viisage (a) not less than 75 nor more than 120 days prior to the anniversary of the date of the immediately preceding annual meeting (referred to as the Anniversary Date) or (b) in the event that the annual meeting is called for a date more than seven days prior to the Anniversary Date, not later than the close of business on (i) the 20th day (or if that day is not a business day, on the next succeeding business day) following the first date on which the date of such meeting was publicly disclosed or (ii) if such date of public disclosure occurs more than 75 days prior to such scheduled date of such meeting, then the later of (1) the 20th day (or if that day is not a business day, on the next succeeding business day) following the first date of public disclosure or (2) the 75th day prior to such scheduled date of such meeting (or if that day is not a business day, on the next succeeding business day).

The Identix bylaws require that the proposal of business to be considered by the stockholders at an annual meeting of stockholders must be (1) specified in the notice of the meeting given by the board of directors, (2) properly brought before the meeting by the board of directors or (3) or properly brought before the meeting by a stockholder. If made by a stockholder, the proposal must be received at the principal offices of Identix no later than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. In addition, certain information regarding the business proposed for discussion must be included in the stockholder notice to Identix.

Notice of board nomination and other stockholder business—special meetings

The Viisage bylaws provide that the business transaction at special meetings shall be limited to matters relating to the purpose or purposes stated in the notice of meeting, unless otherwise provided by law.

The Identix certificate of incorporation provides that business transacted at special meetings shall be confined to the purpose or purposes stated in the notice of meeting.

Number of directors

The Identix bylaws provide that the board of directors shall consist of not less than five nor more than eight members, with changes in the number of directors permitted by a resolution of the board of directors.

The Viisage certificate of incorporation, as proposed to be amended, provides that the number of directors shall be determined by resolution duly adopted by the board of directors and such resolution shall be approved by at least two thirds of the authorized number of directors (including vacancies) and two thirds of the independent members of the Viisage board of directors. Immediately prior to the effective time of the merger, the Viisage board of directors will increase the number of directors immediately following the effective time to 12, divided into three classes, with seven directors to be designated by Viisage and five directors to be designated by Identix.

Nominating and Governance Committee

The Viisage certificate of incorporation, as proposed to be amended, and the bylaws to be amended by the board of directors, vest full and exclusive power and authority otherwise conferred to the board of directors to the nominating and governance committee to evaluate and nominate candidates for the board (including potential candidates proposed by the chairman, other members of the board and stockholders for evaluation and potential nomination by the nominating and governance committee), or to fill vacancies on the board or newly created directorships. The proposed amendment to Viisage’s certificate of incorporation requires the board of directors to maintain a nominating and governance committee that would act in accordance with a committee charter to be adopted by the board of directors.

The Identix bylaws provide that vacancies may be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.

Election of directors

The Viisage certificate of incorporation, as proposed to be amended, and the bylaws, to be amended by the board of directors, provide that successors of the class of directors whose term expires shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

The Identix bylaws provide that the members of the board of directors shall be elected at the annual meeting of the stockholders and shall serve until the next annual election when his successor is elected and qualified.

Removal of directors

The Viisage certificate of incorporation and bylaws provide that any director may be removed only with cause by the holders of at least two thirds of the total shares then entitled to vote in the election of such director only at a duly constituted meeting of stockholders called expressly for such purpose.

The Identix bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Board of directors vacancies

The Viisage certificate of incorporation, as proposed to be amended, and the bylaws, to be amended by the board of directors, provide that the nominating and governance committee shall fill any vacancies on the board of directors or newly created directorships.

The Identix bylaws provide that vacancies may be filled by a majority of the directors then in office, even if less than a quorum. The Identix bylaws also provide that the vacancy may also be filled by the sole remaining director.

Notice of special meetings of the board of directors

The Viisage certificate of incorporation and bylaws provide that the chairman of the board, the chief executive officer or a majority of the directors may call a special meeting of the board of directors. The bylaws require that notice of the meeting be given at least five days prior to the meeting if such notice is given in person or by telephone, sent via facsimile or telegram or delivered by hand, or at least 10 days if written notice is mailed.

The Identix bylaws provide that the chairman of the board, the president, the secretary, any vice president or any two directors may call a special meeting of the board of directors. The bylaws require that written notice of the time and place of these meetings be given at least four days before the meeting if the notice is mailed, or at least 48 hours before the meeting if notice is delivered personally or by telephone or telegraph.

Board action—generally

Both the Viisage and Identix bylaws provide that, except as required by the DGCL, their respective boards of directors take action on the vote of a majority of the directors present at a meeting at which a quorum is present or a written consent to action executed by all members of the board of directors.

Action by committees

Both the Viisage and Identix bylaws authorize their respective boards of directors to establish committees by resolution of a majority of the whole board.

Preferred stock

Both the Viisage and Identix certificates of incorporation authorize the respective board of directors to issue shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights of the shares to be included in each series. The Viisage certificate of incorporation reserves for issuance 2,000,000 shares of preferred stock and the Identix certificate of incorporation reserves for issuance 2,000,000 shares of preferred stock. Neither Viisage nor Identix has any outstanding preferred stock.

Indemnification

The Viisage certificate of incorporation provides that its directors and officers shall be indemnified to the full extent authorized by Delaware law against all expenses, judgments, fines, penalties, and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defenses of such action, suit, proceeding or claim brought against that person by reason of the fact that he or she is or was a director or officer of Viisage or is or was serving at the request of Viisage as a director or officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise.

The Identix certificate of incorporation provides that its directors and officers shall be indemnified to the full extent authorized by Delaware law against all expenses, liabilities and losses reasonably incurred by that person in connection with any action, proceeding or suit brought against that person by reason of the fact that he or she is or was a director or officer of Identix or is or was serving at the request of Identix as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or similar entity.

Limitation on liability

Both the Viisage and Identix certificates of incorporation provide that a director of the respective corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation and its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (c) under section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit.

Dividends

The Viisage certificate of incorporation provides that the holders of common stock are entitled to receive dividends out of funds legally available at such times and in such amounts as the board of directors may determine in their sole discretion.

The Identix certificate of incorporation provides that the holders of common stock and preferred stock shall be entitled to receive, when, as and if declared by the board of directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

Liquidation

The Viisage certificate of incorporation provides that upon any liquidation, dissolution or winding up of Viisage, whether voluntary or involuntary, after the payment or provision of payment of all debts and liabilities of Viisage, the holders of common stock shall be entitled to share ratably in the remaining assets of Viisage available for distribution.

The Identix certificate of incorporation provides that, in the event of any liquidation, dissolution or winding up of Identix, the holders of common stock shall be entitled to receive, subject to any preferential rights of the preferred stock, pro rata, all of the assets of Identix available for distribution to its stockholders.

Specific restrictions

The Identix bylaws provide that, unless otherwise approved by the holders of a majority of Identix’ shares present and entitled to vote at a duly convened meeting of Identix’ stockholders, Identix shall not (i) sell or issue any security of Identix convertible, exercisable or exchangeable into shares of Identix’ common stock having a conversion, exercise or exchange price per share which is subject to downward adjustment based on the market price of the common stock at the time of conversion, exercise or exchange of such security into common stock; or (ii) enter into any (A) equity line of credit or similar agreement or arrangement or (B) any agreement to sell Identix common stock or any “common stock equivalent” (as defined in the bylaws) for cash at a per share price, or conversion, exercise or exchange price, that is fixed after the execution of date of the agreement, whether or not based on any predetermined price-setting formula or calculation method, subject to limited exceptions described in the bylaws.

The Identix bylaws also provide that, unless otherwise approved by the holders of a majority of Identix’ shares present and entitled to vote at a duly convened meeting of Identix’ stockholders, Identix shall not (i) grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the date of grant, or (ii) reduce the exercise price of any stock option granted under any existing or future stock option plan.

Amendment of bylaws

The Viisage bylaws authorize the board of directors to alter, amend, repeal or adopt bylaws upon at least a two thirds vote of the directors then in office. The Viisage bylaws also allow for the stockholders to alter, amend, repeal or adopt bylaws upon two thirds vote of the total votes eligible to be cast by stockholders with respect to such action, voting together as a single class, at a duly constituted meeting of stockholders called expressly for such purpose.

The Identix bylaws provide that the board of directors or the stockholders holding a majority of Identix’ outstanding voting stock may adopt, amend or repeal the bylaws, except that the bylaw provisions described under the heading “Specific restrictions” above may not be amended or repealed without the approval of the stockholders holding a majority of Identix’ outstanding voting stock.

INFORMATION REGARDING VIISAGE BUSINESS

Overview

Viisage Technology, Inc. was formed as a division of Lau Technologies in 1992. In 1996, we were incorporated as a Delaware company, just prior to the completion of our initial public offering of common stock. Our principal executive offices are located at 296 Concord Road, Billerica, MA 01821 Tel. 978.932.2200. When we refer to “we”, “our” and “Viisage” in this section of this joint proxy statement/prospectus, we mean Viisage Technology, Inc. as well as all of our consolidated subsidiaries, unless the context otherwise requires.

We are a leading provider of advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy. Our solutions are specifically designed for the identification of people and include secure credentialing, biometrics, automated document authentication real-time identity databases and biometrically-enabled background checks, as well as systems design, development, integration and support services. These identity solutions enable our customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Our customers use our solutions to help solve the following three critical problems in identity verification and management:

•	assurance that the identification document is authentic and has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document; and

•	verification of the privileges the individual is entitled to at a particular point in time.

Our solutions annually produce more than 30 million secure government-issued credentials at more than 2,000 locations. We are the second largest provider of U.S. drivers’ licenses with a 30% market share, and are the sole source provider of passport production capability to the U.S. Department of State. We also are a recognized leader in biometrics in the field of face recognition. In addition, we are a leader in automated document authentication technology with approximately 2,500 installations in 15 countries. Our customers include governments, law enforcement agencies and businesses around the world.

Our business consists of one segment, the advanced technology identity solutions segment. As our market has become increasingly complex and more frequently requires the integration of various technologies and capabilities, we have established ourselves as a provider of end-to-end identity solutions. In January 2004, we acquired ZN Vision Technologies AG, or ZN, which solidified our leadership position in face recognition technology. In February 2004, we acquired Trans Digital Technologies Corporation, or TDT, which provided us with a significant presence in the U.S. federal government market and strengthened our capability and credibility in the border management market worldwide. And most recently, in October 2004, we acquired Imaging Automation, Inc., or iA, significantly adding breadth to our proprietary product portfolio with world-class document authentication products. The iA acquisition also supplemented our installed customer base, provided significant expansion in our distribution channels, particularly in Europe, the Middle East and Africa, and provided Viisage with a high value entrée into new markets. In December 2005, we acquired Integrated Biometric Technology LLC, a leader in providing fingerprinting products, services and solutions to government, civil, and commercial customers that require criminal background checks and screening. Also in December 2005, we acquired the AutoTest division of Openshaw Media Group, a leading provider of automated web-based applicant testing technologies for state departments of motor vehicles and other credential issuing agencies. In February 2006, we announced that we had entered into a definitive agreement to acquire SecuriMetrics, Inc., a manufacturer of handheld iris recognition and multi-modal biometric devices, software applications and services.

In October 2005, we entered into a definitive agreement with L-1 Investment Partners, LLC providing for the issuance and sale to L-1 of 7,619,047 shares of Viisage common stock at $13.125 per share and the issuance of warrants to purchase an aggregate of 1,600,000 shares of Viisage common stock at an exercise price of $13.75 per share. The sale of the shares to L-1 was consummated on December 16, 2005, resulting in gross proceeds to us of $100 million. Under the L-1 Investment Agreement, $85 million of the proceeds will be used to finance acquisitions subject to approval by Viisage’s board of directors.

We believe that our installed base of customers together with our leading multi-biometric and document authentication technologies provides us with a competitive advantage in delivering unified identity solutions for both the physical and digital domains.

Industry Overview

Markets

The ability to confirm an individual’s identity is playing an increasingly important role in national and international security, personal privacy and commerce. Failure to provide adequate identification can lead to breaches of security and identity theft, the consequences of which can range from national security threats and loss of life to significant economic loss. Within this context, we believe that there is increasing pressure on governments and businesses to accelerate the adoption of advanced technology identity solutions. The concern over homeland security, in which identity solutions play a part, is exemplified by the size of the budget for the U.S. Department of Homeland Security, which is projected to be approximately $38.5 billion for the U.S. federal government’s fiscal year ending September 30, 2005, an 8% increase over the previous fiscal year, and projected to be approximately $41.1 billion for the fiscal year ending September 30, 2006. Furthermore, identity theft is the nation’s fastest growing crime, and the Federal Trade Commission has estimated that its total cost now exceeds $50 billion per year.

Government-issued credentials serve as the primary means for confirming the physical identity of an individual. The effectiveness, however, of these credentials is impaired by the following issues:

•	the credential can be counterfeited or altered;

•	the credential can be issued under false pretenses; and

•	the credential rarely is linked to an identity database.

To address counterfeiting and alteration, identity credentials such as passports and drivers’ licenses increasingly are incorporating more sophisticated security features. For example, pigment ink printing, security laminates, holograms, ultra violet printing, microprinting, security fonts, half tone portraits, physical or digital watermarks and 2D barcodes have become common security features for passports and drivers’ licenses. Smart technologies are also expected to play a significant role in securing these credentials. We believe that issuing authorities will continue to upgrade their security features in order to overcome new means of counterfeiting and alteration. Furthermore, we believe that monitoring authorities at places like border entry points will increasingly embrace the use of automated document authentication technology to confirm the authenticity of presented credentials.

Moreover, although identity credentials are becoming more secure, the ability to obtain them under false pretenses continues to be a major weakness of the credential issuing process. As a result, issuing authorities are now focusing on improving their ability to verify the identity of a person requesting an identification credential prior to issuing that credential. As part of this effort, many authorities have also recognized the need to have secure and accurate audit trails of the issuance process and supporting documents for each credential. In addition, issuing authorities are increasingly incorporating biometrics to verify personal identities and deter fraud. Biometrics is a means of identifying a person using biological features unique to that individual. Biometric identifiers include facial images, fingerprints, iris scans, retinal scans, voice data and hand geometry.

Finally, as secure identity credentials, automated document authentication and biometrics become more prevalent, we believe the additional security generated by cross-checking the credential to a readily accessible identity database will grow in importance. This capability allows a higher level of identity assurance and real-time privilege management. With recent events surrounding the security of these source databases, we expect the standards for collecting and handling identity data to become more rigorous.

Market drivers and trends

We believe the global market for advanced technology identity solutions is driven by the following key trends:

•	Growth in government-initiated security programs. We believe that government agencies will continue to be key drivers for the growth and development of the market for advanced technology identity solutions through such programs as:

•	the U.S. Visitor and Immigrant Status Indicator Technology program, or U.S. VISIT, which uses biometric data as part of new screening procedures for non-U.S. citizens entering the United States;

•	the Transportation Workers Identification Credential, or TWIC, which is a credentialing program that may eventually cover an estimated 12 million national transportation workers;

•	the U.S. Department of State’s planned introduction of “contactless chips” in passports, which are electronic chips that hold the bearer’s biographic and photographic data;

•	Homeland Security Presidential Directive 12 (HSPD-12), which mandates that a common identification card be utilized by all Federal government employees and contractors; and

•	the REAL ID Act, signed into law in May 2005, which mandates authentication of a person’s identity before they are issued a driver’s license.

•	Development of industry standards and requirements. Several organizations responsible for standards in a number of our markets have implemented requirements for the use of face recognition biometrics. For example, in May 2003 the International Civil Aviation Organization, which sets recommended travel document standards for its member states, selected face recognition as the biometric to be used in passport documentation. Moreover, in February 2003, the National Institute for Standards and Testing, which is part of the U.S. Department of Commerce, recommended that a dual system of fingerprint and face recognition technology be used to verify the identities of visa holders at points of entry in the United States.

•	Growing use of biometrics. Governments are increasingly mandating biometrics as an integral component of identity solutions. According to the International Biometrics Group, spending on biometric security solutions is expected to grow at an approximately 40% compound annual rate from approximately $1.2 billion in 2004 to approximately $4.6 billion by 2008.

•	Growing demand for background screening. Demand is growing from civil, state, federal and commercial fronts for background screening for applicants seeking a new job or individuals who provide services that require their identiy to be vetted.

•	Increasing cost of identity theft and financial fraud. The growing direct and indirect cost of identity theft and financial fraud is increasing the pressure on businesses and individuals to accelerate the adoption of advanced technology identity solutions. Identity theft is the nation’s fastest growing crime. The Federal Trade Commission has estimated that the total cost of identity theft exceeds $50 billion per year.

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Statutory mandates for secure document authentication. The U.S. Federal Government is increasingly recommending, and in some cases mandating, the use of secure document authentication as a key component of identity verification. For example, the U.S. VISIT program specifically requires technology to be installed at all ports of entry that allow for biometric comparisons and document authentication of all U.S. visas and other travel documents. In addition, in 2004, the U.S. Federal Government issued the Federal Information Processing Standard for Personal Identity Verification of

Federal Employees and Contractors as part of Homeland Security Presidential Directive 12 (HSPD-12). HSPD-12 includes a requirement for document authentication in connection with the issuance of secure credentials to federal government employees.

Convergence of physical and logical security systems. We believe that there is a growing need for governments and businesses to provide a highly secure, unified system for user authentication to access both physical assets, such as buildings, and digital assets, such as computer networks. For example, the U.S. Department of Defense’s, or DoD, Common Access Card smart card program provides identity verification for approximately four million DoD employees and military personnel to enable access to military property and DoD computer networks. We believe that this program represents the model for identity solutions that will be implemented by governments and businesses in the future.

Our Identity Solutions

Our identity solutions include secure credential systems, automated document authentication systems, biometrics, database technologies and services. These solutions enable governments and businesses to issue credentials and verify and manage identities throughout the entire identity life cycle.

•	Proofing. Our solutions provide verification of a person’s claimed identity by authenticating breeder documents, such as drivers’ licenses, passports, INS cards, and national identification cards, and using biometrics to link the person to those breeder documents. In addition, we provide customers with the ability to perform identity verification on re-issuance of credentials and to submit queries to local and external proofing databases, as well as to perform duplicate analysis and verification using our face recognition technology.

•	Enrollment. Our solutions enable the digital capture and automatic storage of multiple pieces of data such as demographics, digital images, signatures and biometric data. Furthermore, our solutions enable the operator to rapidly import existing data without having to recreate it, thereby improving productivity and accuracy of the data by more effectively leveraging the existing database. Our enrollment solutions are designed to comply with a range of industry standards. In addition, our solutions create an audit trail of credentials, which includes information about the issuing operator as well as supporting breeder documents.

•	Issuance. Our solutions include state-of-the-art technologies for producing authentic and tamper-proof identification credentials. We offer turnkey solutions that include the hardware, software and consumables necessary to produce credentials, including static credentials and smart credentials using paper or plastic substrates. Credentials can be produced on-site (over-the-counter), off-site (central production) or through a hybrid of these two methods.

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Usage. Our solutions can be used to verify the identities of individuals in a variety of settings, including on a one-to-one basis, such as to verify a claimed identity at a border checkpoint, or on a one-to-many basis, such as to establish an individual’s identity when he or she does not reveal his or her true identity. In addition, our secure identity solutions can be used to address physical security needs such as border access and digital security needs such as computer network access.

We offer the following key components as part of our identity solutions:

Secure credential capabilities. We provide the necessary hardware, software and systems to enable our customers to produce secure and virtually tamper-proof credential documents that can be used for a variety of applications and settings. Our solutions are designed to integrate into our customers’ credential provisioning processes and conform to regulatory standards and requirements. We offer a range of tamper-resistant features, including biometric data contained in bar codes or chips, holographic overlays, ghost imaging, ultraviolet printing and microprinting. As a result, our customers can create highly secure and durable credentials that not only have embedded security features, but also link the credential to the issuing agency location, operator and material used.

We offer two types of credential systems. The first is an instant issuance or “over the counter” system that enables our customers to produce identification credentials on location in minutes. The second is a central production system that receives the information electronically from the point of capture, and enables our customers to produce credentials from a secure off-site processing location. Our secure credentials systems’ software is designed to integrate with a variety of third party software, and to support standard operating systems, network protocols and database products. In addition, we incorporate third party hardware, such as digital cameras and printers, into our systems, which enables us to offer configurations that meet our customers’ requirements and take advantage of advances in technology.

As part of our secure credential offerings, we provide automated document authentication systems. Automated document authentication is the process of verifying that a document is genuine (i.e., has not been altered, counterfeited, or otherwise changed or compromised). Our solutions enable our customers to authenticate documents using sophisticated electronic analysis employing advanced forensic techniques that use multi-spectral lighting, pattern matching, and other cutting edge technology. True authentication is achieved by comparing forensics examination results to expected results stored in one or more electronic document databases. Additional components are available that provide a unique and comprehensive database of document profiles or specifications, including drivers’ licenses from all 50 U.S. states and all Canadian provinces. Our iA-thenticate security software can test all documents that conform to the standards of the International Civil Aviation Organization, or ICAO, for machine readability. This includes hundreds of passports, visas, identification cards and other documents created by more than 250 issuing authorities worldwide, These databases are important enablers to automating the authentication process, making the technology suitable for deployments without requiring users to have any specific forensic knowledge of document security features. Additional advantages of our document authentication capabilities include:

•	the ability to automatically authenticate identification documents such as passports, visas, INS immigration cards, drivers’ licenses, and military identification cards;

•	our patented authentication process that performs security checks automatically in seconds; and

•	incorporation into Viisage’s PROOF product to create a consolidated system for the verification of an applicant’s identity.

Biometric capabilities. In designing our identity solutions, we have developed a software platform upon which multiple biometrics can be integrated. The platform is designed to be independent of specific biometric technologies, thereby enabling customers to integrate one or several biometric identifiers as needed.

In addition to providing this independent platform, we have developed and invested in proprietary face recognition technology, including the ZN acquisition. We believe that face recognition will continue to grow as an important biometric for the following reasons:

•	facial images do not reveal information that the person does not routinely disclose to the general public;

•	facial images are already collected, stored and verified in large legacy databases as a part of most identity verification processes;

•	facial image capture is non-intrusive and does not require the user to touch or interact with a physical device for a substantial timeframe to be enrolled;

•	face recognition does not require new and costly enrollment procedures to be introduced;

•	facial images can be captured from endorsed photographs which eliminates the need for the person to be physically present;

•	facial images are culturally accepted internationally as a means of identification; and

•	face recognition is the only biometric that can be easily verified by a person without special training.

We believe that we are a market leader in face recognition technology. Our face recognition systems are highly scaleable, as evidenced by our deployment in the State of Illinois, with approximately 18 million enrolled images, and our deployment with the Pakistan National Database and Registration Authority, which is expected to grow from ten million enrolled images to 40 million enrolled images in the next year. Our face recognition products have the following advantages:

•	they provide the ability to search large-scale image databases containing millions of records on a real-time basis;

•	they enable customers to rapidly enroll existing image databases;

•	they combine two face recognition technologies which results in increased speed and accuracy; and

•	they are designed to easily enable the addition of other face recognition technologies and product updates.

Systems Design, Development, Integration and Support. Our systems design, development, integration and support services are key components of our identity solutions. Our direct services organization supports our direct sales staff early in the sales cycle to help our customers identify their needs and design systems that will address these needs. Our software design and systems integration capabilities enable us to accommodate most computing environments and customers with special requirements. These capabilities also permit us to combine our products with offerings from other vendors to create a complete solution for our clients.

We also provide extensive customer training, telephone help desk support, and ongoing maintenance services through local and centralized field service technicians. In delivering these services, our direct service and support organizations can rely on the expertise of our software and hardware engineers or external technology consultants to provide post installation customer satisfaction. We also maintain a spare parts inventory and provide storage management, distribution and repair of the products we supply.

Our Products

The following summarizes our current product offerings:

Secure Credentialing

Viisage iA-thenticate® is a document authentication system which automatically captures, analyzes, and processes travel and identity documents such as passports, visas, INS immigration cards, driver licenses, and military identification cards. It can also read document data and capture full-page document images. Viisage iA-thenticate uses a patented authentication process to perform its security checks automatically in seconds. Software applications for the Viisage iA-thenticate platform include:

•	Viisage iA-Examiner™ for resolving document review and alert events.

•	TextWatch® for comparing data from travel documents with a database of suspicious documents or travelers, based on fields or characteristics specified by the customer.

•	DL-Alert™ for reading, interpreting and verifying the content, sequence, and format of information encoded in the magnetic stripe and/or bar code of commonly used identity documents such as drivers’ licenses and military identification cards.

•	Viisage iA-Verify™ for using sophisticated database queries to validate the issuance and biographic data read from drivers’ licenses and other identification documents.

•	Viisage iA-License™ which is a comprehensive database of U.S. and Canadian drivers’ license information that resides locally or on a central database server.

•	Viisage iA-Passport™ which is a comprehensive database of passport/visa information that resides locally or on a central database server.

Viisage PROOF™ integrates client and back-end software, our automated document authentication reader hardware and biometric technology, as well as internal and external database queries, to create a consolidated system for the verification of an applicant’s identity. Viisage PROOF evaluates aggregated information on identification documents and the most commonly used breeder documents as well as a variety of additional data points, such as social security number and address verification, to produce a proofing confidence score that aids the credential issuing agency in the final decision about whether or not the candidate is allowed to proceed to the next phase of the identity solutions process or whether additional interviewing is required. This product is based on our proprietary data analytics algorithms.

AutoTest is a web-based testing engine for the delivery and administration of randomized identity and domain knowledge tests. This system provides additional intelligence of a person’s claimed identity prior to receiving a driver’s license or other secure identity credential. Testing is conducted through departments of motor vehicles and automated web-based and kiosk applications.

Biometric

FaceTOOLS® Software Developer’s Kit is designed for application developers who want to incorporate state-of-the-art face recognition technology into their applications. Using FaceTOOLS, developers can create a variety of face recognition applications. FaceTOOLS is based on flexible template matching that incorporates a unique combination of multiple approaches to face recognition.

FaceEXPLORER® is a large image database research and mining tool that provides the ability to reduce fraud and crime by identifying duplicate images in large databases, such as licensed drivers, benefit recipients and visa holders. Additionally, law enforcement officials use FaceEXPLORER to match images and computer composites against existing image databases to identify suspects and known criminals. Customers use FaceEXPLORER to verify identities, improve customer service and reduce fraud by effectively retrieving, managing and analyzing their image databases. We have deployed FaceEXPLORER in one of the world’s largest face recognition systems for the Illinois Secretary of State and State Police.

FacePASS™ is a verification solution designed to meet complex access control system requirements. FacePASS utilizes face recognition technology to enable the customer to verify a person’s identity to permit or deny access.

FaceFINDER® is a modern surveillance identification solution that uses patented real-time video technology. FaceFINDER assists customers, such as casinos, domestic and international airports, military bases and government buildings, in identifying suspects either from long distance or from large crowds.

Customers

Our customers use our identity solutions for a variety of applications, including civil identification, criminal identification, border management and background screening. For civil identification, we are the second largest provider of drivers’ licenses to state departments of motor vehicles. In this market, we are increasingly incorporating our biometric systems into the credential issuing processes as we have done for the office of the Illinois Secretary of State, the North Carolina Department of Motor Vehicles, the Oklahoma Department of Public Safety and the Kentucky Transportation Cabinet. We provide production capability to the DoD for the production of secure, smart credentials as part of the agency’s common access card, or CAC, program. For criminal identification, our customers include the Ohio Department of Public Safety, Pinellas County, Florida, the U.S. Army and the U.S. Secret Service. For border management, we are the sole source provider of passport production capability to the U.S. Department of State. In addition, we serve a variety of customers with our document authentication products including Australia Customs, Canada Customs and Revenue Agency, British Airport Authority, Hungarian Border Police, Finnish Frontier Guards and many others.

Historically, we have experienced minimal customer turnover. We believe this is a result of our strong product portfolio and emphasis on customer service and support. The following is a representative list of our customer base:

Civil Identification—Drivers’ Licenses

Arkansas Office of Driver Services

Connecticut Department of Motor Vehicles

Illinois Secretary of State

Kentucky Transportation Cabinet

Maryland Department of Transportation and Motor Vehicle Administration*

Mississippi Department of Information Technology Services

North Carolina Department of Transportation

North Dakota Department of Transportation

Oklahoma Department of Public Safety

Pennsylvania Department of Transportation

State of Rhode Island, Department of Administration, Division of Motor Vehicles

State of Delaware Department of Public Safety

West Virginia Division of Motor Vehicles

Wisconsin Department of Transportation

Civil Identification—Social Services

Connecticut Department of Social Services

Background Screening

Florida Department of Education

U.S. Transportation Security Administration

*	By subcontract

Criminal Identification

City of New Bedford, Massachusetts Department of Police

Jefferson county, Alabama, Sheriff’s Office

Kentucky State Policy of the Commonwealth of Kentucky

Ohio Department of Public Safety

Pinellas County Sheriff’s Office

U.S. Army

Washington, D.C. Department of Corrections

Wisconsin Department of Transportation

Border Management

Pakistan National Database and Registration Authority

Canada Customs and Revenue Agency

U.S. Department of State

Australia Customs

British Airport Authority

Finnish Frontier Guards

Other

ABN AMRO Bank

Berlin Airport

Hanover Zoo

U.S. Department of Defense*

U.S. Navy

100+ Casinos

For the nine months ended October 2, 2005, the U.S. Department of State accounted for 26.5% of our revenue and Telos Corporation (U.S. Department of Defense) accounted for 6.0% of our revenue. We typically enter into multi-year contracts with our customers. A majority of our contracts are with U.S. federal or state governmental agencies. Government contracts are generally subject to termination for convenience or lack of appropriation at the determination of the subject agency.

Sales and Marketing

We market our products and identity solutions through a direct sales force, strategic partnerships and alliances. Our direct sales force is responsible for marketing and selling our entire identity solutions portfolio. We have a worldwide sales force responsible for delivering customer solutions to the North American Market, Europe, the Middle East and Asia Pacific. In addition, we have established a dedicated U.S. federal sales team in Washington, D.C. responsible for marketing and selling to U.S. government agencies such as the Department of Homeland Security, the Department of State, the DoD and others. We have also established a dedicated product sales team responsible for driving product sales to our worldwide customer base. Viisage continues to have a dedicated sales and services team operating from our Bochum, Germany location, strengthening our coverage and access to the international markets for our products and identity solutions. As of January 31, 2006, we employed 32 people in our sales and marketing organization.

We continue to seek to develop strategic partnerships and distribution channels to broaden our coverage and increase the size of our market worldwide. We have established original equipment manufacturer, or OEM, distribution agreements with partners to leverage our face recognition technology. We have established channels of distribution for our document authentication products to open new markets outside of the U.S. Additionally, we work with systems integrators, solution providers and service organizations to deliver identity solutions in combination with their core capabilities to expand our access to such organizations’ existing relationships, marketing resources and credibility in new markets. Local agents are also utilized to expand our international access to identity solutions opportunities around the world.

Product Development

We focus our product development efforts on critical components for advanced technology identity solutions. These include proprietary software that addresses image capture, image processing, enhancement of face recognition accuracy, information retrieval from identity databases and document authentication. In addition, we focus on expanding our capabilities in solutions for the civil identification, criminal identification and border management markets. As of January 31, 2006, we employed 43 people in our product development organization.

We benefit from research and development activities conducted by the manufacturers of the components integrated into our systems such as cameras, database software and computers. Moreover, many of our customers, including the U.S. government, provide direct funding to us to assist us in our research and development efforts on their behalf. For the nine months ended October 2, 2005 and the years ended December 31, 2004, 2003 and 2002, our customers provided research and development funding of $1.3 million, $1.8 million, $2.5 million and $1.6 million, respectively.

For the nine months ended October 2, 2005 and the years ended December 31, 2004, 2003 and 2002 we had time and materials contracts with the U.S. Federal Government to formulate and design possible product or process alternatives for biometrics technology. We recorded revenue of $0.9 million, $1.0 million, $2.5 million and $1.6 million related to these contracts during the nine months ended October 2, 2005 and during 2004, 2003 and 2002, respectively. The remaining funded research of $400,000 for the nine months ended October 2, 2005 and $800,000 for the year ended December 31, 2004 represents funded research and development activities that meet the requirements of SFAS No. 2. The funding associated with these contracts are recorded as an offset to research and development expenses when earned.

For the nine months ended October 2, 2005 and the years ended December 31, 2004, 2003 and 2002, research and development expense was $3.4 million, $4.4 million, $3.7 million and $4.5 million, respectively. These amounts do not include spending for projects where our customers provide research and development funding. The costs associated with delivery of these projects are generally recorded as cost of revenues or as a contract research and development expense as appropriate.

Intellectual Property

We believe that our intellectual property is important to our advanced technology identity solutions.

•	Patents—Our advanced technology identity solutions use patented technology and trade secrets developed or acquired by us. We have significantly expanded our portfolio of patents and trade secrets through the acquisitions of ZN and iA. We have a portfolio of 20 U.S. and foreign patents. In addition, we have 30 U.S. and foreign patent applications in process for face recognition and document authentication technologies. Our U.S. patents typically have a duration of 17 to 20 years.

•	Trademarks—We have registered our “Viisage Technology” trademark, as well as trademarks for “FaceEXPLORER”, “FaceFINDER”, “FaceTOOLS”, “iA-thenticate”, “iA-Passport”, “TextWatch”, “BorderGuard”, “FaceWatch” and “Sensormast” with the U.S. Patent and Trademark Office. We also have registered trademarks for “iA-thenticate”, “iA-Passport”, “TextWatch, “BorderGuard” and “FaceWatch” in Europe and Japan. Applications are pending in the United States and Europe for the “Viisage” and “FacePASS” trademarks and in Europe for “FaceEXPLORER” and “FaceFINDER”.

•	Copyrights—We have filed a copyright application for our SensorMast software and have made copyright filings for our BorderGuard and iA-thenticate software as well as for our Visual Inspection System and related proprietary software.

Backlog

Our backlog consists of the estimated future sales value of signed contracts, subcontracts and customer commitments for which revenue has not yet been recognized and excludes phase-out or other extension opportunities included in such contracts. Backlog does not necessarily represent firm prices and quantities and is only somewhat indicative of future revenue because contracts may be changed positively or negatively as a result of changes in customer needs or volume of transactions processed. Contracts included in our backlog could be cancelled at any time due to lack of performance without penalty. Contracts terminated by our customers for convenience would generally result in our recovery of all actual committed costs and profit, if any, on work performed through the date of cancellation.

At October 2, 2005, our backlog was $112 million, compared to $139 million at December 31, 2004.

Competition

The market for our products and services in individual component areas of identity solutions, such as secure credentials, biometrics, and document authentication is extremely competitive and we expect this competitive environment to intensify as the market for our products continues to grow and mature. We compete on the basis of the following factors: service and support, technical excellence, price, credibility and flexibility in accommodating customer technical and business needs.

We believe that our comprehensive approach to identity solutions, our unique capabilities and our proprietary technology differentiate us from our competition. We are not aware of any company that competes with us directly on the basis of providing advanced technology identity solutions that cover the full identity life cycle.

We face competition in the document issuance systems market from companies, including Digimarc ID Systems, LLC, that, in some cases, have greater financial and marketing resources than we do. Substantially all of our sales to new customers have been the result of competitive bidding for contracts pursuant to public sector procurement rules. In some cases, we may be competing with an entity that has a pre-existing relationship with a potential customer, which could put us at a significant competitive disadvantage. In other cases, however, we have pre-existing relationships with customers, which give us an advantage relative to our competitors for that customer. As the secure identification market expands, additional competitors may seek to enter the market. There are several document authentication competitors that we encounter in the marketplace, including AssureTec, Canadian Bank Note, Smiths Heimann, and 3M/AiT. We believe that we have some of the largest customer installations in the world and we have benefited from a high level of customer satisfaction and success. We further believe that our leadership position in maintaining robust document libraries gives us a competitive advantage in this market space.

In the field of biometric technology, we compete with several face recognition providers, including Identix Incorporated, Cognitec Systems and Imageware Systems, Inc. as well as, to a lesser extent, providers of other biometric solutions, such as fingerprint, iris and retinal scans, voice data and hand geometry. We believe that applications increasingly will require the use of multiple biometrics. Accordingly, while our face recognition technology competes with other biometrics, we have designed our identity solutions to serve as a platform for multiple biometric technologies so that we are able to provide the particular biometric required by our customers. We believe that our proprietary face recognition technology, together with our market leadership and experience integrating multiple biometrics, gives us a competitive advantage in the biometrics market.

Seasonality

Our business is not subject to seasonal fluctuations.

Working Capital Requirements

Certain contracts require significant capital to fund development and implementation. On December 14, 2004, we entered into a Loan and Security Agreement (referred to as the loan agreement) with Citizens Bank of Massachusetts which permits us to borrow up to $25.0 million, subject to certain financial covenants which may restrict the amounts available to be borrowed. Certain of these covenants were amended at various times in 2005. There are no requirements in our credit facility or other lease financing vehicles that are expected to have a material adverse effect on our working capital. As of October 2, 2005, we estimated that the amount available to us under the loan agreement was approximately $7.4 million based on the financial covenants. Any amounts borrowed under the loan agreement bear interest at the rate of Citizens’ prime rate minus 0.25% or the London Interbank Offered Rate (LIBOR) plus 2.5%, at our option, and must be repaid on or before May 30, 2007. We were in compliance with the amended financial covenants for the quarter ended October 2, 2005. If we do not remain in compliance with the applicable covenants, Citizens could refuse to lend funds to us and could require repayment of any amounts outstanding at the time that we are not in compliance with such covenants. Currently, there are no borrowings outstanding under the loan agreement other than a commitment of $2.3 million in letters of credit issued by Citizens to certain of our customers.

On October 5, 2005, L-1 and Viisage entered into an investment agreement, subsequently assigned by L-1 to its affiliate, Aston Capital Partners, L.P., providing for (i) the issuance and sale to Aston of 7,619,047 shares of Viisage common stock at $13.125 per share; (ii) the issuance of a warrant to purchase an aggregate of 1,280,000 shares of Viisage common stock at an exercise price of $13.75 per share, exercisable on a pro rata basis when and if acquisitions by Viisage involving the payment of aggregate consideration of $125 million are consummated; and (iii) the issuance of a warrant to purchase an aggregate of 320,000 shares of Viisage common stock at an exercise price of $13.75 per share, of which 213.333 shares are exercisable when and if Viisage’s gross revenues for any four-quarter period are equal to or greater than $200 million; and 106,667 shares are exercisable when and if Viisage’s gross revenues for any four-quarter period are equal to or greater than $300 million. All warrants will be accelerated and become immediately exercisable in connection with a change of control of Viisage, as defined in the warrants. The proceeds of the issuance, net of transactions costs approximately $98.75 million. The pro forma statement of operations does not reflect any income from the investment of net proceeds.

As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we may raise additional capital, as needed, to fund working capital needs or growth activities.

Environmental Protection Regulations

We believe that our compliance with federal, state and local environmental regulations will not have a material adverse effect on our financial position or results of operations.

Employees

As of January 31, 2006, we had 202 full time employees and nine supplemental employees. Supplemental employees are employees on our payroll who are not eligible for benefits. None of our employees is covered by collective bargaining agreements. We believe that our relations with our employees are good.

Financial Information about Foreign and Domestic Operations and Export Sales

For the nine months ended October 2, 2005 and the years ended December 31, 2004 and 2003, export sales were approximately $5.0 million, $2.4 million and $800,000, respectively. We did not have any revenue related to export sales for the year ended December 31, 2002. Foreign operations and export sales may increase in relative and absolute terms in the future due to our increased focus on markets outside the United States.

Viisage’s Internet Website

We maintain a corporate website with the address www.viisage.com. We are not including the information contained in our website, or incorporating it by reference into, this joint proxy statement/prospectus. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to these reports as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. We make available on our website reports filed by our executive officers and directors on Forms 3, 4 and 5 regarding their ownership of our securities as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Properties

Our corporate headquarters comprises approximately 32,000 square feet of space in facilities located in Billerica, Massachusetts. This space is subleased to us by eiStream, Inc. The term of this sublease runs through December 31, 2008. We use this property for corporate, administrative, research and development, customer support and other general business needs. We lease approximately 12,500 square feet of space in facilities located in Bochum, Germany. The term of this lease is indefinite, but the lease can be terminated on six months’ notice. This space is used for research and development and sales operations. We lease approximately 4,000 square feet of space in Arlington, Virginia. The term of this lease runs through April 2009. We use this property for our federal solutions operations. While we believe that these facilities are adequate to meet our immediate needs, it may become necessary to secure additional space in the future to accommodate any future growth. We believe that such additional space will be available as needed in the future on commercially reasonable terms.

Legal Proceedings

In March and April 2005, eight putative class action lawsuits were filed in the United States District Court for the District of Massachusetts against Viisage, Bernard C. Bailey, William K. Aulet and Denis K. Berube and other members of Viisage’s board of directors. The judge has granted a motion by the so-called Turnberry Group to consolidate these lawsuits into one action under one case name: In re: Viisage Technology Securities Litigation, Civil Action No. 05-10438-MLW. The judge also granted the Turnberry Group’s motion to be designated as lead plaintiff and its counsel designated as lead counsel. The suits allege violations of the federal securities laws by Viisage and certain of its officers and directors arising out of purported misrepresentations in the guidance that Viisage provided on its anticipated financial results for fiscal 2004 following the release of its 2004 second and third quarter results, which allegedly artificially inflated the price of Viisage’s stock during the period May 3, 2004 through March 2, 2005. Viisage is not able to estimate the amount of the loss allegedly suffered by members of the putative class or the amount of legal costs and internal efforts associated with defending itself and its officers and directors. Viisage believes that the allegations and claims made in these lawsuits are wholly without merit and intends to defend the actions vigorously. If Viisage is unsuccessful in defending itself in this litigation, these lawsuits could adversely affect its business, financial condition, results of operations and cash flows as a result of the damages that it could be required to pay. It is possible that Viisage’s insurance policies either may not cover potential claims of this type or may not be adequate to indemnify Viisage for all liability that may be imposed. In April 2005, two purported stockholder derivative actions also were filed against Viisage’s directors, naming Viisage as a nominal defendant. The suits claim that these directors breached their fiduciary duties to Viisage’s stockholders and to Viisage generally in connection with the same set of circumstances alleged in the class action lawsuits. The complaints are derivative in nature and do not seek relief from Viisage. One of these actions was filed in Massachusetts Superior Court and the other was filed in the United States District Court for the District of Massachusetts. Viisage has filed a motion to dismiss the federal court action. Viisage’s response to the federal court action is not yet due. Viisage believes that the allegations and claims made in the remaining derivative lawsuit are likewise wholly without merit and intends to defend this action vigorously.

In December 2004, the superior court for Fulton County, Georgia granted summary judgment in favor of Georgia’s Department of Motor Vehicle Safety, or DMVS, in connection with litigation brought by Digimarc ID Systems, LLC in March 2003 alleging that DMVS did not comply with its own bid process when it selected Viisage as the vendor for its new digital drivers’ license program. In July 2003, the court had issued a preliminary injunction prohibiting DMVS from continuing to work with Viisage to install the State’s new drivers’ license system. In July 2004, Viisage reached a settlement agreement with the State pursuant to which DMVS terminated the contract for convenience and agreed to pay Viisage $2.0 million in cash and the State agreed to purchase certain equipment from Viisage for $500,000. In its December 2004 ruling, the Georgia court authorized DMVS to issue a new request for proposals for a digital drivers’ license system, but disallowed the $2.0 million cash payment described above. Without this payment, Viisage believes either that the settlement agreement with DMVS is not effective and that its contract with DMVS remains in place, or that Viisage’s initial claim for an $8.2 million settlement payment is revived. The State has paid Viisage $500,000 for the equipment and Viisage appealed the disallowance of the $2.0 million settlement payment. In May 2005, the Georgia Supreme Court voted in a 4-3 decision not to hear Viisage’s appeal based on procedural grounds. Due to the uncertainty of the cash settlement as a result of the judge’s ruling and the uncertainty of future cash flows from this contract to support the book value of certain system assets installed, Viisage has identified $2.2 million of assets deployed within the state that it has deemed to have no alternative use. Viisage reduced the recorded value of these assets from approximately $2.2 million to their estimated fair value of approximately $200,000 based on its estimate of realizable value from liquidation of these assets, which resulted in a $2.0 million charge in the fourth quarter of 2004. In addition, Viisage has removed the contract from its backlog, and it will lose up to $19.7 million in revenue that it expected to recognize over the next five and one-half years, unless the contract remains in place or Viisage is able to win the new contract for the digital drivers’ license system and the revenues from such new contract are substantially similar to the prior contract. There are approximately $2.9 million of system assets remaining on Viisage’s balance sheet from the Georgia contract. These consist of approximately $1.1 million of assets that Viisage anticipates using in Georgia if it wins the contract based on the new request for proposals, approximately $150,000 of assets that Viisage anticipates could either be used in Georgia under a new contract or used in other projects, and approximately $1.6 million of assets constituting Viisage’s central production facility in Georgia. Viisage has evaluated these assets for impairment and, based upon its current probability-weighted estimate of cash flows, it has determined that these assets are not currently impaired. While Viisage believes it can utilize these assets either in Georgia, if it wins the new contract, or on alternative projects, to the extent that it is unable to utilize these assets or realize value through a sale of these assets or reach a new settlement with DMVS regarding these assets, Viisage would be required to take a further charge to earnings.

We are not aware of any other legal matters that could have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF VIISAGE

Introduction

Viisage Technology, Inc. provides advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft, and protect personal privacy. Our identity solutions are specifically designed for identification of people and include secure credentialing, biometrics, automated document authentication and real-time identity databases, as well as systems design, development, integration and support services. These identity solutions enable our customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Our customers use its solutions to help solve the following three critical problems in identity verification and management:

•	assurance that an identification document is authentic and has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document; and

•	verification of the privileges the individual is entitled to at a particular point in time.

We generate revenue through the sale and license of products and services for verifying and managing identities. Revenue is derived from multi-year contracts for systems implementation, credential production and related services as well as from solution sales to law enforcement agencies, the federal government, foreign governments and the gaming industry. Our revenues decreased to approximately $14.3 million for the three months ended October 2, 2005 from $19.9 million for the three months ended September 26, 2004. Our revenues for the nine months ended October 2, 2005 increased to approximately $51.3 million from $48.4 million in the first nine months of 2004. Our net loss for the three months ended October 2, 2005 was $2.1 million compared to net income of $198,000 for the three months ended September 26, 2004. Our net loss for the nine months ended October 2, 2005 increased to $4.3 million from $1.8 million in the first nine months of 2004. Our revenues increased from approximately $37.4 million for the year ended December 31, 2003 to approximately $67.5 million for the year ended December 31, 2004.

Strategic Initiatives

On October 5, 2005, Viisage entered into an investment agreement (referred to as the investment agreement) with L-1 Investment Partners, LLC (referred to as L-1) providing for the issuance and sale of Viisage common stock and warrants to L-1 in the amounts described below, subject to Viisage stockholder approval. L-1 subsequently assigned its rights and obligations under the Investment Agreement to Aston Capital Partners L.P. (referred to as Aston), an affiliate of L-1.

On November 4, 2005, L-1 entered into a membership interest purchase agreement (referred to as the membership interest purchase agreement) with Integrated Biometric Technology, Inc. (referred to as IBT Parent), its wholly-owned subsidiary, Integrated Biometric Technology LLC (referred to as IBT), and the stockholders of IBT Parent to acquire 60% of the outstanding membership interests of IBT for $35 million in cash and to acquire the remaining 40% on or before January 30, 2006 for an additional $25 million.

On November 15, 2005, Viisage entered into an assignment and assumption agreement (referred to as the assignment agreement) with Aston under which Viisage agreed to pay $35 million to Aston for its previously acquired 60% interest in IBT, subject to the consummation of the Aston investment in Viisage and customary closing conditions. Also on November 15, 2005, Viisage entered into an Agreement and Plan of Merger (referred to as the merger agreement) with IBT Parent, IBT and the stockholders of IBT Parent under which Viisage agreed to issue to the stockholders of IBT Parent shares of common stock of Viisage, in the amounts and on the terms described below, for all of the outstanding capital stock of IBT Parent. The only asset of IBT Parent at the time of the merger was the 40% interest in IBT not previously acquired by Aston.

On December 16, 2005, the Viisage stockholders approved the transactions contemplated by the investment agreement and a one-for-two and a half reverse stock split of the issued and outstanding common stock of Viisage. The reverse stock split had the effect of combining the issued and outstanding shares of Viisage common stock so that each issued and outstanding two and one-half (2.5) shares of common stock prior to the reverse stock split represented one (1) share of common stock immediately after the reverse stock split. The reverse stock split took effect on December 16, 2005 and all share related disclosures in this joint proxy/prospectus are reported on a post-reverse split basis. Viisage’s common stock began trading on the Nasdaq National Market on a post-split basis on December 19, 2005.

On December 16, 2005, in accordance with the terms of the Investment Agreement between Viisage and Aston, Viisage (i) issued and sold to Aston 7,619,047 shares of Viisage common stock at $13.125 per share and (ii) issued to Aston warrants to purchase an aggregate of 1,600,000 shares of Viisage common stock at an exercise price of $13.75 per shares. The sale of the shares resulted in aggregate gross proceeds to Viisage of $100 million, $98.5 million after transaction costs, and net cash to Viisage of $63.5 million after the $35 million payment to Aston for Aston’s ownership interest in IBT as described below. The warrants issued to Aston are exercisable until December 16, 2008, subject to the following vesting provisions: warrants to purchase (i) 1,280,000 shares of Viisage common stock vest on a pro rata basis when and if acquisitions involving the payment of aggregate consideration of $125 million are consummated (referred to as the acquisition warrants); (ii) 213,333 shares of Viisage common stock vest when and if Viisage’s gross revenues for any four consecutive quarters are equal to or greater than $200 million; and (iii) 106,667 shares of Viisage common stock vest when and if Viisage’s gross revenues for any four consecutive quarters are equal to or greater than $300 million. As a result of the consummation of the IBT acquisition described above, 614,400 of the shares related to the Acquisition Warrants vested.

On December 16, 2005, in accordance with the terms of the Assignment Agreement, Viisage completed the purchase of 60% of the outstanding membership interests of IBT from Aston for $35 million in cash. Also on December 16, 2005, in accordance with the terms of the Merger Agreement, all of the outstanding capital stock of IBT Parent was exchanged for 2,000,000 shares of common stock of Viisage, and IBT Parent was merged with and into a subsidiary of Viisage, which resulted in IBT Parent becoming a wholly-owned subsidiary of Viisage. The Merger Agreement provides that the stockholders of IBT Parent are eligible to receive from Viisage an additional amount for each share of Viisage common stock issued in the merger, equal to the amount, if any, by which $12.50 (or $17.50 in the event that revenues of IBT for the year ended December 31, 2006 exceed $75 million) exceeds the average of the closing bid prices of Viisage common stock during the month of February 2007, as reported on the NASDAQ Stock Market, in each case as adjusted for any stock splits. Any difference will be paid in additional shares of Viisage common stock, provided that if the average of the closing bid prices for Viisage common stock during the month of February 2007 is less than $6.25, the difference to be paid will be determined as if the average price were $6.25. As a result of the two transactions, Viisage acquired 100% of the outstanding membership interests of IBT.

On December 16, 2005, upon the completion of the acquisition of IBT and IBT Parent as described above, Viisage issued warrants to purchase 440,000 shares of Viisage common stock with an exercise price of $13.75 per share to L-1 for strategic advice, due diligence and other services relating to the acquisition. Warrants to purchase 280,000 of the shares were fully vested and are exercisable for three years. If during any of 2006, 2007 or 2008, the IBT business generates earnings before interest, taxes, depreciation and amortization of $6 million or more, the remaining warrants to purchase 160,000 shares of Viisage common stock will vest. These warrants will have a term of three years from the date of such vesting, if any.

On December 13, 2005, Viisage acquired the AutoTest division of Openshaw Media Group, a leading provider of automated web-based applicant testing technologies for state departments of motor vehicles and other credential issuing agencies for $4 million in cash.

On December 18, 2005, Mr. Robert V. LaPenta, the founder and chief executive officer of L-1, and Mr. George Tenet, the former director of the Central Intelligence Agency, were elected to the Viisage board of directors. Mr. LaPenta was also elected as chairman of the Viisage board and chairman of the strategic committee of the Viisage board.

On February 5, 2006, Viisage entered into an agreement and plan of merger to acquire SecuriMetrics, Inc. for $28 million in cash and an additional $2 million to be placed in escrow. In addition, the SecuriMetrics stockholders will have an opportunity to earn up to an additional $13 million in consideration if key performance thresholds reached and contingencies are resolved, of which $11.5 million would be paid in shares of Viisage common stock at a fixed price of $17.69 per share.

Litigation

In March and April 2005, eight putative class action lawsuits were filed in the United States District Court for the District of Massachusetts against us, Bernard C. Bailey, William K. Aulet and Denis K. Berube and other members of our board of directors. The judge granted a motion filed by the so-called Turnberry Group to consolidate these lawsuits into one action under the case name: In re: Viisage Technology Securities Litigation and to designate the Turnberry Group as lead plaintiff and its counsel as lead counsel. The suits allege violations of the federal securities laws by us and certain of our officers and directors arising out of purported misrepresentations in the guidance that we provided on our anticipated financial results for fiscal 2004 following the release of our 2004 second and third quarter results, which allegedly artificially inflated the price of our stock during the period May 3, 2004 through March 2, 2005. We are not able to estimate the amount of the loss allegedly suffered by members of the putative class or the amount of legal costs and internal efforts associated with defending ourselves and our officers and directors.

In December 2004, a Georgia court granted summary judgment in favor of Georgia’s Department of Motor Vehicle Safety, or DMVS, in connection with litigation brought by one of our competitors in March 2003 alleging that the DMVS did not comply with its own bid process when it selected Viisage as the vendor for its new digital drivers’ license program. As a result of the judge’s ruling, in the fourth quarter of 2004, we took a non-cash write-down of $2 million for an impairment charge to assets then on our balance sheet. Our appeal of this ruling to the Georgia Supreme Court was dismissed on procedural grounds in May 2005.

In May 2005, Viisage, Toppan Printing Co., Ltd. and Fargo Electronics, Inc. agreed to a settlement of the patent infringement lawsuit Fargo had filed against Toppan and Trans Digital Technologies Corporation, or TDT, in July 2004 in a U.S. federal court in Virginia.

Segments and Geographic Information

At October 2, 2005, we operated in one business segment, the advanced technology identity solutions segment. Our advanced technology identity solutions segment enables governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy utilizing secure credential provisioning and authentication systems, biometric technology and the creation, enhancement and/or utilization of identity databases.

During the fourth quarter of 2004, we categorized our net product and services revenues into three primary markets: State and Local, Federal, and Commercial/Emerging Markets. Our Chief Executive Officer is the chief operating decision maker who evaluates performance based on total consolidated revenues, gross margin, and operating expenses of identity solutions products and services across all markets and geographic regions.

Revenues by market for the three and nine months ended October 2, 2005 and September 26, 2004 are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
State and Local	$8,291	$9,882	$26,238	$29,181
Federal	5,658	9,839	22,287	18,657
Emerging Markets	357	186	2,740	604

	$14,306	$19,907	$51,265	$48,442

Our operations outside the United States include a wholly-owned subsidiary in Bochum, Germany. Revenues are attributed to each region based on the location of the customer. The following is a summary of revenues by geographic region (in thousands):

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Revenue
United States	$13,446	$19,560	$46,221	$46,858
Rest of World	860	347	5,044	1,584

	$14,306	$19,907	$51,265	$48,442

For the year ended December 31, 2004, we generated approximately 60.6%, or $40.9 million, 38.2%, or $25.8 million, and 1.2%, or $790,000, of our total revenue from customers in the State and Local, Federal, and Commercial/Emerging Markets, respectively. For the year ended December 31, 2003, we generated approximately 91.2%, or $34.1 million, 6.9%, or $2.6 million, and 1.9%, or $746,000, of our total revenue from customers in State and Local, Federal, and Commercial/Emerging Markets, respectively.

Of the total revenue for the three- and nine-months ended October 2, 2005, approximately $860,000 and $5.0 million was earned from export sales, respectively. Of the total revenue for the three and nine months ended September 26, 2004, approximately $347,000 and $1.6 million was earned from export sales, respectively. Viisage did not have significant international sales to individual countries for the periods presented. For the year ended December 31, 2004, we derived 96.4%, or $65.0 million, of our direct revenue within the United States. We derived the remaining 3.6%, or $2.4 million, of our direct revenue in international markets, including approximately $1.4 million from our German subsidiary, primarily from customers in countries within the European Union. For the year ended December 31, 2003, approximately $36.6 million, or 97.9% of our direct revenue was derived within the United States. The remaining $800,000, or 2.1% of revenue was derived internationally.

Dependence on Significant Customers

We believe for the near future that we will continue to derive a significant portion of our revenues from a limited number of large contracts. Customers who accounted for more than 10% of our total revenues are as follows:

•	for the three-month and nine-month periods ended October 2, 2005, one customer accounted for an aggregate of 20.5% and 26.5%, respectively;

•	for the three-month and nine-month periods ended September 26, 2004, two customers accounted for an aggregate of 38.6% and 29.6%, respectively;

•	for the year ended December 31, 2004, two customers accounted for an aggregate of 31.0%;

•	for the year ended December 31, 2003, two customers accounted for an aggregate of 26.0% and

•	for the year ended December 31, 2002, two customers accounted for an aggregate of 22.0%.

Critical Accounting Policies and Significant Estimates

We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or US GAAP. Consistent with US GAAP, we have adopted accounting policies that we believe are most appropriate given the facts and circumstances of our business. The application of these policies has a significant impact on our reported results. In addition, some of these policies require management to make estimates. These estimates, which are based on historical experience and analysis of current conditions, have a significant impact on our reported results and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. If actual results differ significantly from these estimates, there could be a material effect on our financial statements.

Valuation of Goodwill and Other Long-Lived and Intangible Assets

Our long-lived assets include property, plant and equipment, other intangible assets and goodwill. As of October 2, 2005, the balances of property, plant and equipment, other intangible assets and goodwill, net of accumulated depreciation and amortization, were $18.4 million, $92.6 million, and $21.2 million, respectively.

Where we believe that property, plant and equipment and intangible assets have finite lives, we depreciate and amortize those assets over their estimated useful lives. For purposes of determining whether there are any impairment losses, as further discussed below, our management has examined the carrying value of our identifiable long-lived tangible and intangible assets, including their useful lives where we believe such assets have finite lives, when indicators of impairment are present. For all long-lived tangible and intangible assets, if an impairment loss were identified based on the fair value of the asset, as compared to the carrying value of the asset, such loss would be charged to expense in the period we identify the impairment. Furthermore, if our review of the carrying values of the long-lived tangible and intangible assets with finite lives indicates impairment of such assets, we may determine that shorter estimated useful lives are more appropriate. In that event, we will be required to record additional depreciation and amortization in future periods, which will reduce our earnings.

Factors we generally consider important which could trigger an impairment review on the carrying value of other long-lived tangible and intangible assets include the following:

•	significant underperformance relative to expected operating results;

•	significant changes in the manner of our use of acquired assets or the strategy for our overall business;

•	underutilization of our tangible assets;

•	discontinuance of product lines by ourselves or our customers;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

We have evaluated the assumptions used in our assessment of goodwill impairment as of December 31, 2004 and have determined that the estimates used in the independent valuation of goodwill at that date have not materially changed after considering the above triggering events for an impairment review during the three months ended October 2, 2005. If actual results differ significantly from these estimates, there could be a material effect on our financial statements.

In the fourth quarter of 2004, we recorded an impairment charge of $2.0 million related to a write-down of certain system assets associated with our contract to produce drivers’ licenses in the state of Georgia. This impairment was the result of a Georgia court’s grant of summary judgment, during that quarter, in favor of Georgia’s Department of Motor Vehicle Safety, or DMVS, in connection with litigation brought by one of our competitors in March 2003 alleging that the DMVS did not comply with its own bid process when it selected Viisage as the vendor for its new digital drivers’ license program. The summary judgment negated a prior settlement between us and the state that would have provided us with a payment of $2.0 million upon the cancellation of its contract. Due to the uncertainty of the cash settlement as a result of the judge’s ruling and the uncertainty of future cash flows from this contract to support the book value of the system assets installed, we identified $2.2 million of assets deployed within the state that we deemed to have no alternative use. We reduced the recorded value of these assets from approximately $2.2 million to their estimated fair value of approximately $200,000 based on our estimate of realizable value from liquidation of these assets, which resulted in a $2.0 million charge in the fourth quarter of 2004. We also have evaluated for impairment the remaining $2.9 million in assets being retained by us from the Georgia contract. These consist of approximately $1.1 million of assets that we anticipate using in Georgia if we win the contract based on the new request for proposals, approximately $150,000 of assets that we anticipate could either be used in Georgia under a new contract or used in other projects, and approximately $1.6 million of assets constituting our central production facility in Georgia. Based upon our current probability-weighted estimate of cash flows, we have determined that these assets are not currently impaired. While we believe we can utilize these assets either in Georgia, if we win the new contract, or on alternative projects, to the extent that we are unable to utilize these assets or realize value through a sale of these assets or reach a new settlement with DMVS regarding these assets, we would be required to take a further charge to earnings.

Due to our three acquisitions in 2004, goodwill and other intangible assets were created as a result of the allocation of the purchase price to identified intangible assets of the acquired businesses. The values recorded for goodwill and other intangible assets represent estimates of fair values calculated by independent third-party appraisers and are subject to further review and finalization. Such valuations require us to provide significant estimates and assumptions, which are derived from information obtained from the management of the acquired businesses, and our business plans for the acquired businesses or intellectual property. Critical estimates and assumptions used in the initial valuation of goodwill and other intangible assets include, but are not limited to:

•	future expected cash flows from product sales, customer contracts and acquired developed technologies and patents;

•	expected costs to complete any in-process research and development projects and commercialize viable products and estimated cash flows from sales of such products;

•	the acquired companies’ brand awareness and market position;

•	assumptions about the period of time over which we will continue to use the acquired brand; and

•	discount rates.

These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment which will require us to record an impairment charge in the period in which we identify the impairment.

As of October 2, 2005, we have recorded goodwill of $92.6 million. We perform impairment reviews on the carrying values of goodwill arising from the aforementioned acquisitions at least annually. Future cash flows and operating results used in the impairment review are based on management’s projections and assumptions. Actual results could differ from such projections used to originally value the acquisitions, which could result in significant impairment charges in the future.

Revenue and Cost Recognition

We deliver document issuance solutions primarily to federal and state government customers. We recognize revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

Product revenue on contracts where title to the products pass to the customer consist mainly of printing system components and consumables including printers, secure coating, ribbon, film and other parts. Revenue on products is recognized when the products are shipped and accepted by the customer. Services revenue under these contracts consists of preventative and remedial maintenance on printing systems. We also provide on-site technical support and consulting services to our customers. Revenue on fixed price services is recognized over the service period and approximates the timing of the services rendered. Revenue on time and material services is recognized as the services are rendered. Expenses on all services are recognized when the costs are incurred.

When elements such as products and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value. Viisage applies the provisions of Emerging Issues Task Force 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” or EITF 00-21, to all of its contracts.

We have contracts, generally with state governments for the production of drivers’ licenses and other identification credentials, where we have determined that we have multiple elements and where the title to equipment installed to produce these credentials does not pass to the customer. Under these contracts, the first element consists of hardware, system design, implementation, training, consumables management, maintenance and support which is accounted for as equipment and related executory services under lease in accordance with SFAS No. 13. The second element consists of customized software which is accounted for as a long term contract in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, and Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, or SOP 81-1, on units of delivery method of measurement.

Costs related to the hardware element of these contracts are capitalized on the balance sheet and are depreciated over the contract term beginning when the system goes into service. The delivery of these credentials typically requires us to customize, design, and install equipment and software at customer locations, as well as perform training, supply consumables, maintain the equipment and provide support services. Nonperformance of training, consumables management, maintenance and support services would prevent us from receiving payment for the costs incurred in the customization, design and installation of the system. EITF 00-21 limits the amount of revenue allocable to the customization, design and installation of the system to the amount that is not contingent upon the production of credentials. Revenue on these contracts under EITF 00-21 is earned based on, and is contingent upon, the production of credentials from the system. Due to the contingent performance of credential production in our secure credentials contracts, we defer revenue recognition for the system design and installation phase of our contracts, including customized software and equipment, and recognize revenue as credentials are produced.

Costs related to the customized software element of our secure credentials contracts where title to the hardware element does not pass to the customer are capitalized on the balance sheet during the period in which we are designing and installing the system and are amortized over the contract term beginning when the system goes into service. Costs related to this element of our secure credentials contracts incurred after the system is in service are expensed as incurred. Revenue related to this element of our secure credentials contracts is recorded as credentials are produced by the system.

Our contracts related to the delivery of drivers’ licenses and identification credentials typically provide that the state department of transportation, or similar agency, will pay a fixed price per credential produced utilizing a system we design, implement and support. Our fixed pricing includes charges for the use of the system, materials and the data that is stored on the credentials. Prices under these contracts vary depending on, among other things:

•	design and integration complexities;

•	nature and number of workstations and sites installed;

•	projected number of secure credentials to be produced;

•	size of the database;

•	level of post-installation involvement that will be required of us; and

•	competitive environment.

Other identity solutions contracts typically provide for the development, customization and installation of face recognition systems for government agencies, law enforcement agencies and businesses. These contracts are generally fixed price, and include milestones and acceptance criteria for the various deliverables under the contract. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the size of the database, the level of post-installation support and the competitive environment. In certain cases, we provide licenses of off-the-shelf versions of our face recognition software on a per user basis.

We recognize revenue under these contracts using the percentage-of-completion methodology in accordance with SOP 81-1. We use the percentage-of-completion methodology to account for revenue under these contracts when:

•	a high level of certainty exists regarding expected cash flows from these contracts; and

•	a reliable basis exists for determining the percentage of the contract that will be completed at the end of the accounting period.

We measure the percentage complete as costs are incurred. For contracts based on milestones, revenue is recognized when scheduled performance milestones and customer acceptance criteria have been achieved. These milestones are specific events or deliverables clearly identified in the contract. We recognize revenue based on the total milestone billable to the customer less revenue related to any future maintenance requirements. Billings occur under these contracts when the milestone is delivered and accepted by the customer. On contracts where milestones are not used, we generally recognize revenue on a cost-to-cost basis using direct labor dollars as the method of measurement.

We record costs and estimated earnings in excess of billings under these contracts as current assets. When elements such as products and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold generally determines fair value.

Revenue related to software licenses of off-the-shelf face recognition software is recognized in accordance with SOP 97-2. For these software licenses we recognize revenue when:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the sales price is fixed and determinable;

•	collection is probable; and

•	there are no post delivery obligations.

On identity solutions contracts where the arrangement consists of build-to-suit software and solution design during the installation phase of the project, as well as ongoing services under a long-term contract, we apply the criteria in EITF 00-21 to separate the SOP 81-1 deliverables, such as installation services, from the non SOP 81-1 deliverables, such as ongoing maintenance and support services. On such contracts we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value.

Derivative Instruments and Hedging Activities

In 2005, Viisage began to utilize foreign currency forward contracts for specific purchase obligations denominated in foreign currencies. All gains and losses resulting from the change in fair value of the derivatives are recorded in earnings. None of the contracts was terminated prior to settlement. As of October 2, 2005, Viisage had committed to seven foreign currency forward contracts to purchase approximately 91,351,000 Japanese Yen for $827,000. The fair value of these contracts at October 2, 2005 was a liability of approximately $18,000. All of these contracts were settled before December 31, 2005.

Results of Operations

Comparison of fiscal quarter ended October 2, 2005 and September 26, 2004

Revenue

	Three Months Ended			Nine Months Ended
	October 2, 2005	Percent Change	September 26, 2004	October 2, 2005	Percent Change	September 26, 2004
Services revenue	$9,833	-16.8%	$11,818	$30,811	-9.8%	$34,157
Product revenue	4,473	-44.7%	8,089	20,454	43.2%	14,285

Total revenue	$14,306	-28.1%	$19,907	$51,265	5.8%	$48,442

Services revenues include multi-year service contracts for systems implementation, maintenance, credential production and other related services. During the three-month period ending October 2, 2005, service revenue decreased by $2.0 million. In the state and local market, service revenue decreased by $1.6 million from approximately $9.9 million in the third quarter of 2004 to $8.3 million. This decrease was primarily due to state contracts for Ohio and New York ending in the first quarter of 2005 which generated service revenue of $1.1 million in the third quarter of 2004 and no revenue in the third quarter of 2005. In addition, we delivered on a face recognition contract for North Carolina in the third quarter of 2004 which contributed $584,000 in that period. The remaining decrease in service revenue of $454,000 was attributable to Federal solutions services decrease from the prior period last year. During the nine-month period ending October 2, 2005, service revenue decreased by $3.3 million. In the state and local market, service revenue decreased by $3.9 million from approximately $29.2 million in the third quarter of 2004 to $25.3 million. This decrease was primarily due to state contracts for Ohio and New York ending in the first quarter of 2005 which generated service revenue of $3.0 million in the nine months ended September 26, 2004 compared to approximately $186,000 for the first nine months of 2005. In addition our state contract for Florida ended in the third quarter of 2005 which resulted in decreased revenue of $903,000 from the prior period last year. The remaining decrease in service revenue of $662,000 was attributable to a decrease in the run-rate of Federal solutions services and parts decrease from the prior period last year. This decrease was offset by Imaging Automation maintenance contracts and international sales of which contributed service revenue of $1.3 million in 2005.

Product revenues include sale of our document authentication systems, printers, and other consumables to the federal market. Product revenues in the three-month period ended October 2, 2005 decreased by $3.6 million, relative to the comparable period in the prior year. Revenue for products in the third quarter of 2004 included $5.4 million of non-recurring revenue associated with printer sales and approximately $600,000 of consumables to the Department of Defense accounted for the decrease in 2005 third quarter product revenue. In the third quarter 2005 we delivered consumables to the Department of State for approximately $2.0 million and sales of document authentication systems from the acquisition of Imaging Automation in the fourth quarter of 2004, as well as additional sales to emerging markets totaling approximately $400,000. Product revenues for the nine-month period ended October 2, 2005 increased by $6.2 million relative to comparable periods in the prior year. Revenue from products for the nine-month period ended September 26, 2004 included $6.2 million of non-recurring revenue associated with printer sales to the Department of Defense. This decrease was offset by additional consumables delivered to the Department of State and Department of Defense for approximately $6.3 million and $2.4 million of revenue, respectively, during the first nine months of 2005. This decrease also was offset by $3.7 million of document authentication system sales as well as additional sales to emerging markets during the first nine months of 2005.

Cost of revenue

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Services cost of revenue	$6,677	$7,097	$21,333	$22,327
Product cost of revenue	2,617	6,541	10,965	10,378
Amortization expense	784	762	2,360	1,908

	$10,078	$14,400	$34,658	$34,613

As a percentage of total revenues	70.4%	72.3%	67.6%	71.5%

The increases in our gross margin for the quarter was the result of a change to a higher margin mix of products and solutions that we delivered to our customers, partially offset by fixed service costs related to a lower revenue base. Our state and local market margins were affected by two state contracts that ended in the first quarter of 2005 and the phase out of a third state contract which reduced the overall margin in the state and local market by approximately 4%. This decrease was offset by a 6% increase in gross margins in our Federal solutions business as a result of sales of higher margin products relative to the comparable prior year period. The increases in our gross margin for the first nine months was a result of a change to a higher margin mix of products and solutions that we delivered to our customers. Our state and local market margins were impacted by two state contracts that ended in the first quarter of 2005 and the phase out of a third state contract which reduced the overall margin in this market by approximately 4%. This decrease in gross margin was offset by higher margin product sales from the Imaging Automation acquisition in the fourth quarter 2004.

Sales and Marketing Expenses

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Sales and Marketing Expenses	$1,732	$1,588	$5,873	$4,659
As a percentage of total revenues	12.1%	8.0%	11.5%	9.6%

Sales and marketing expense consists primarily of salaries and related personnel costs, commissions, travel and entertainment expenses, promotions, and other marketing and sales support expenses. The net increase for the three months ended October 2, 2005 compared to the prior year period is $144,000, and this increase was the result of $191,000 of expense for additional headcount primarily from the Imaging Automation acquisition and $126,000 of incremental corporate communications expenses which was reallocated from general and administrative expenses. These increases were partially offset by a reduction of approximately $175,000 of expense reduction in other employee related costs during the quarter. The increase of $1.2 million for the nine months ended October 2, 2005 compared to first nine months ended September 26, 2004 are primarily due to additional headcount from the Imaging Automation acquisition which contributed additional expense of approximately $881,000, as well as approximately $300,000 expended to increase the visibility of our product and services offerings in the state and local and federal marketplaces. We expect to continue to invest in our sales and marketing organization for fiscal 2005.

Research and Development Expenses

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Research and Development Expenses	$1,086	$781	$3,439	$2,510
As a percentage of total revenues	7.6%	3.9%	6.7%	5.2%

Research and development expense consists primarily of salaries and related personnel costs and prototype costs related to the design, development, testing and enhancement of our products. The increase for the third quarter of 2005 relative to the comparable period for the prior year is a result of the inclusion of the Imaging Automation acquisition from October 2004 of approximately $300,000 of additional expense. The remaining increase in R&D expense is the result of additional investment in product development in the federal and emerging markets. For the nine-month period ended October 2, 2005, research and development expenses increased $929,000. This increase was due to the acquisitions we made in 2004 and related to higher employee related costs. We expect to continue to invest in biometric technologies and new product development to broaden our product offerings of advanced technology identity solutions for fiscal 2005 and 2006.

General and Administrative Expenses

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
General and Administrative Expenses	$2,936	$2,362	$9,358	$6,717
As a percentage of total revenues	20.5%	11.9%	18.3%	13.9%

General and administrative expenses consist primarily of salaries and related personnel costs for executive and administrative personnel, recruiting expenses, and professional fees. For the three-month period ending October 2, 2005 the increase in general and administrative expenses was $574,000 relative to comparable prior year period. The increase in general and administrative expenses for the three-month period ended October 2, 2005 compared to the comparable prior year period was the result of enhancements to our employee benefit plans that resulted in $226,000 of additional expense, higher corporate insurance costs totaling approximately $146,000, and an increase of employee related expenses of $202,000, from headcount additions primarily in accounting and information technology functions. For the nine-month period ended October 2, 2005 the increase in general and administrative expenses was $2.6 million relative to the comparable prior year period. This was the result of higher corporate insurance expense of $615,000, an increase of employee related expenses of $757,000, an increase in legal and audit fees of $932,000, and other general and administrative of costs of approximately $297,000. We will continue to invest in our infrastructure for fiscal 2005, particularly as it relates to addressing our material weaknesses in internal controls.

Interest Income and Expense

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Interest income	$75	$67	$143	$108
Interest expense	31	478	85	1,488
Net interest income/(expense)	$44	$(411)	$58	$(1,380)

The increase in interest income are related to a higher average cash balance during the third quarter and first nine months of 2005 compared to the comparable periods in 2004. Interest expense for the third quarter 2005 decreased by approximately $447,000 compared to the prior year periods. Interest expense for the nine-months ended October 2, 2005 decreased by approximately $1.4 million compared to the prior year period. These decreases in interest expense are related to our repayment during 2004 of approximately $16.7 million of debt that was on our balance sheet as of September 26, 2004.

Other Income (Expense)

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Other Income (Expense)	$210	$(27)	$294	$48

The increase in other income are the result of mark to market adjustments related to forward contracts purchased to hedge our foreign currency exposure to Japanese Yen-denominated supply contracts entered in the third quarter and first nine months of 2005.

Income Taxes

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Income Taxes	$309	$25	$963	$75

The income tax provision is primarily a result of taxable temporary differences related to certain goodwill for which the period reversal of the difference is indefinite and therefore the related, deferred tax credit is not used to offset the net deferred tax assets in calculating the deferred tax valuation allowance. In the fourth quarter of 2004, Viisage made an election under Internal Revenue Tax Code Section 338(h)(10) to treat its acquisition of TDT as an asset transaction for tax purposes which resulted in future tax deductible amortization expense for tax purposes. As a result, a deferred federal income tax provision is required beginning in the fourth quarter of 2004. No current provision for federal income taxes was made for the three- and nine-month periods ended October 2, 2005 and September 26, 2004. Included in the income tax expense is state income tax expense of approximately $49,000 for the three-month period ending October 2, 2005 and was approximately $25,000 in the prior year period. For the nine-month period ending October 2, 2005 the state income tax expense was approximately $183,000 and approximately $75,000 for the prior year period.

Comparison of fiscal years ended December 31, 2004 and 2003

Consolidated Performance

Net loss for the year ended December 31, 2004 was $7.0 million or $.18 per basic and diluted share compared to $17.7 million or $0.82 per basic and diluted share for the prior year, including the one-time charge of $12.1 million in connection with our change in accounting principle as of January 1, 2003. The increase in net loss from the prior year, excluding the impact of the cumulative effect of the change in accounting principle, was primarily attributable to the write-down of $2 million for an impairment charge to assets related to our Georgia drivers’ license contract, other expense related to foreign currency losses of $235,000, increases in interest expense of $802,000 and tax expenses of approximately $959,000, as we experienced a decrease in our loss from operations for the year ended December 31, 2004 of approximately $483,000 or an operating loss of $4.0 million compared to $4.5 million for the year ended December 31, 2003. In 2005 we anticipate that improved margins and continued focus on controlling operating costs will improve our operating results. We plan to implement strategies to continue to monitor our operating expenses and to reduce other losses from foreign currency transactions which we expect will improve our operating results.

Revenue

We generate revenue through the sale and license of products and services for verifying and managing identities. Our revenues increased from approximately $37.4 million for the year ended December 31, 2003 to approximately $67.5 million for the year ended December 31, 2004, which includes increases resulting from the ZN, TDT and iA acquisitions. The increase was the result of:

•	approximately $14.0 million related to our delivery under our contract to deliver passports to the U.S. Department of State and other services contracts;

•	approximately $10.6 million from the U.S. Department of Defense procurement of printing systems and consumables for its common access card, or CAC, program;

•	approximately $4.5 million from new contracts won to deliver solutions to state government customers as well as technology upgrades to installed systems in some states and credential volume increases in many states where we produce drivers’ licenses;

•	approximately $3.2 million from the delivery of new biometrically-enabled identity solutions projects to primarily state government customers;

•	approximately $1.4 million related to international sales of face recognition solutions; and

•	approximately $700,000 from document authentication product and services sales.

We experienced increases in card volume in ten states resulting in approximately $3.3 million of additional revenue in 2004. We also signed extensions in two states contributing an additional $1.2 million of revenue and completed technology upgrades in three states for an additional $630,000 of revenue in 2004. These increases related to our deployed drivers’ license solutions were offset by reduced revenue in four states of approximately $600,000 related to price decreases and reduced card volume. The system deliveries related to the CAC procurement were substantially complete by December 31, 2004 and we expect to provide consumables and support services in the future.

Other identity solutions revenue was offset by legacy contracts entering the maintenance phase resulting in a decrease in revenue of approximately $2.7 million from the prior year. In addition, we generated $1.5 million less revenue from one federally funded face recognition contract in 2004.

Gross Margin

Gross margin improved by 3.1% to 28.6% for the year ended December 31, 2004 compared to 25.5% for the prior year. The improvement in gross margin is attributable to the introduction of higher margin products and solutions to our product mix through acquisitions and new contracts. Our international sales contributed revenue with gross margins of between 40% and 50% for 2004. Our U.S. federal contracts contributed revenue with gross margins in excess of 35% related to its contracts which includes in its cost of goods sold the significant amortization of intangible asset expense described in the next paragraph. Document authentication products, starting in the fourth quarter of 2004, contributed revenue with gross margins of approximately 50%. In addition to the change in product mix related to our acquisitions of ZN, TDT and iA, the increase in card volume in many states and our sales of technology upgrades to some of our drivers’ license customers in 2004, as well as improved cost management in executing these contracts, resulted in gross margin improvement of approximately 3.0% from this customer base. In 2005, we believe that by changing our product mix to include more sales of higher margin products, services and solutions, we will be able to further improve our gross margin performance.

For the year ended December 31, 2004, we have allocated approximately $2.7 million of amortization expense for the TDT acquisition to cost of sales due to the fact that a majority of the identified intangible assets were attributed to contracts that are generating significant revenue. For the year ended December 31, 2004, we have allocated approximately $35,000 of expense to cost of goods, representing amortization expense in the fourth quarter of 2004 from the iA acquisition related to acquired contracts and technology preliminarily identified as intangible assets in that transaction. Non-cash amortization expense related to identified intangible assets from these transactions will be continue to be allocated to cost of sales which we expect will continue to negatively impact our gross margins in the future.

Sales and Marketing Expenses

Sales and marketing expenses increased approximately $1.7 million, from $5.3 million in for the year ended December 31, 2003 to $7.0 million for the year ended December 31, 2004. The increase is primarily due to sales and marketing expenses related to the 2004 acquisitions of approximately $1.6 million. The remaining increase related to our investment in pursuing opportunities to deliver solutions that incorporate our total identity solutions capabilities to our customers with a heightened focus on federal programs. As a percentage of revenue, sales and marketing expenses decreased from 14.1% for the year ended December 31, 2003 to 10.4% for the year ended December 31, 2004. In 2005 we expect sales and marketing expenses to increase as a percentage of sales as we continue to target opportunities in both the federal and state marketplaces. Associated with the acquisition of iA in 2004, we have increased our focus on product management and anticipate that these additional product development and product management resources will help to expand our product offerings and product sales in 2005 and beyond.

Research and Development Expenses

Research and development expenses increased by approximately $781,000, from $3.7 million for the year ended December 31, 2003 to $4.4 million for the year ended December 31, 2004. The acquisitions of ZN, TDT and iA contributed additional research and development expense of approximately $2.7 million in 2004. This increase in expense from the prior year was offset by billable labor hours of approximately $500,000, headcount reductions resulting in approximately $250,000 in cost savings, capitalized software development costs of approximately $185,000 and a reduction in research and development activity from our services organization of approximately $1.0 million. In addition to the revenue generating funded research provided by our research and development organization, we also had operating expense offsets from reimbursed research and development costs in Germany of approximately $600,000. We expect to continue to generate billings and expense reimbursements related to our funded research and development activity in 2005. As a percentage of revenue, research and development expenses decreased from 9.8% for the year ended December 31, 2003 to 6.6% for the year ended December 31, 2004. We expect research and development expenses to increase as a percentage of revenue in 2005 as we continue to support our product development strategy. We believe that our products organization, through its focus on the success of our customers, will continue to generate a robust pipeline of product offerings that will ultimately drive our development plan.

General and Administrative Expenses

General and administrative expenses increased approximately $4.7 million, from $5.1 million for the year ended December 31, 2003 to $9.8 million for the year ended December 31, 2004. The 2004 acquisitions contributed approximately $1.4 million of additional general and operating expenses from the prior year. In 2004, legal costs increased by approximately $1.3 million primarily related to the litigation involving our contract with the state of Georgia. Compliance costs for consultants and auditors related to our Sarbanes-Oxley compliance requirements in 2004 contributed an additional $850,000 of general and administrative expense. Other expense increases in 2004 related to an increase in corporate strategy consulting costs of $360,000, move related costs and accelerated amortization of leasehold improvements for abandoned property of $312,000, an increase in expenses for investor relations, insurance and listing fees due to company growth of $265,000, and severance and other personnel costs of $200,000. As a percentage of revenue, general and administrative expenses increased from 13.7% for the year ended December 31, 2003 to 14.6% for the year ended December 31, 2004. In 2005, we do not anticipate any costs related to moving our corporate headquarters, but we do expect that other general and administrative expenses related to insurance, investor relations and listing fees may increase as we continue to grow. In addition, we expect to add resources to our financing and accounting organization in 2005 that will increase our general and administrative expenses. We expect these additional costs may be offset by a decrease in consulting expenses.

Impairment of Long-Lived Asset

In December 2004, the superior court for Fulton County, Georgia granted summary judgment in favor of Georgia’s Department of Motor Vehicle Safety, or DMVS, in connection with litigation brought by Digimarc ID

Systems, LLC in March 2003 alleging that DMVS did not comply with its own bid process when it selected Viisage as the vendor for its new digital drivers’ license program. In July 2003, the court had issued a preliminary injunction prohibiting DMVS from continuing to work with us to install the State’s new drivers’ license system. In July 2004, we reached a settlement agreement with the State pursuant to which DMVS terminated the contract for convenience and agreed to pay us $2.0 million in cash and the State agreed to purchase certain equipment from us for $500,000. In its December 2004 ruling, the Georgia court authorized DMVS to issue a new request for proposals for a digital drivers’ license system, but disallowed the $2.0 million cash payment described above. Due to the uncertainty of the cash settlement as a result of the judge’s ruling and the uncertainty of future cash flows from this contract to support the book value of certain system assets installed, we have identified $2.2 million of assets deployed within the state that we have deemed to have no alternative use. We reduced the recorded value of these assets from approximately $2.2 million to their estimated fair value of approximately $200,000 based on our estimate of realizable value from liquidation of these assets, which resulted in a $2.0 million charge in the fourth quarter of 2004. We also have evaluated for impairment the remaining $2.9 million in assets being retained by us from the Georgia contract. These consist of approximately $1.1 million of assets that we anticipate using in Georgia if we win the contract based on the new request for proposals, approximately $150,000 of assets that we anticipate could either be used in Georgia under a new contract or used in other projects, and approximately $1.6 million of assets constituting our central production facility in Georgia. Based upon our current probability-weighted estimate of cash flows, we have determined that these assets are not currently impaired. While we believe we can utilize these assets either in Georgia, if we win the new contract, or on alternative projects, to the extent that we are unable to utilize these assets or realize value through a sale of these assets or reach a new settlement with DMVS regarding these assets, we would be required to take a further charge to earnings.

Interest Expense, Net

Interest expense, net of interest income of approximately $162,000 and $99,000 for the years ended December 31, 2004 and 2003, respectively, increased approximately $800,000 from $969,000 for the year ended December 31, 2003 to approximately $1.8 million for the year ended December 31, 2004. This increase was primarily due to $750,000 of interest on the $15.3 million note used to purchase TDT.

Other Income (Expense), Net

Other expense of approximately $235,000 for the year ended December 31, 2004 was primarily the result of realized and unrealized losses related to foreign currency fluctuations on purchases that we made in Japanese Yen in 2004. For the year ended December 31, 2003 we had $18,000 of other income related to gains on disposal of assets in that year. We plan to implement strategies to minimize losses from foreign currency transactions in 2005.

Income Taxes

For the year ended December 31, 2004, we had a provision for federal income taxes of approximately $859,000 which resulted from our election to treat the acquisition of TDT as an asset transaction for tax purposes. This election created a deferred tax liability for tax deductible amortization of certain goodwill and a related non-cash tax expense. There was no provision for federal income taxes for the year ended December 31, 2003. The provision for state income taxes for the year ended December 31, 2004 was approximately $100,000 compared to $63,000 for the year ended December 31, 2003.

Other Comprehensive Loss

Other comprehensive loss results primarily from translation adjustments with our German operations. Net revenue and related expenses generated from our international location in Germany are denominated in euros. The results of operations and certain of our intercompany balances associated with this international location are exposed to foreign exchange rate fluctuations. As of December 31, 2004, we had cumulative translation adjustments related to our Germany operations of approximately $322,000. To the extent the U.S. dollar weakens against these foreign currencies, the translation of these foreign currencies denominated transactions results in increased net revenue, operating expenses and net income. Similarly, our net revenue, operating expenses and net income will decrease when the U.S. dollar strengthens against these foreign currencies.

Comparison of fiscal years ended December 31, 2003 and 2002

Revenue

Revenue for the year ended December 31, 2003 increased 19.6% to $37.4 million from $32.3 million in 2002 after adjusting the 2002 results on a pro forma basis for the impact of the accounting change. The increase was the result of credential volume increases in five states generating additional revenue in those states of approximately $3.3 million. Volume increases in two states resulted from the addition of new types of credentials or from normal fluctuations in credential issuances. Volume increases under our contracts with the Connecticut Department of Motor Vehicles and the State of Rhode Island, Division of Motor Vehicles were due to a full year of card production in 2003, in addition we began card production in Oklahoma in 2003. In addition to the volume increases, revenue under our contract serving the Maryland Department of Transportation and Motor Vehicle Administration increased $1.3 million in 2003 due to a full year of delivery on that contract. We also experienced an increase in revenue of approximately $300,000 due to net price per credential increases on contract extensions signed in 2003. These increases, were offset by volume decreases under drivers’ license contracts in two states, which resulted in a decrease in revenue of approximately $386,000. These increases, in revenue for 2003 were also offset by decreases in revenue of approximately $260,000 under our contracts with Arizona Department of Transportation and New Mexico Department of Taxation and Revenue as a result of the expiration of those contracts in 2002. Other increases related to the inclusion of a full year of revenue derived from our Pinellas County contract signed in October 2002. We also delivered face recognition solutions to the United Arab Emirates for the Dubai International Airport and to Alberta, Canada in mid-2003, which contributed approximately $800,000 of additional revenue combined.

Gross Margin

Gross margins increased to 25.5% for the year ended December 31, 2003 compared to 17.3% for 2002 after adjusting the 2002 results on a pro forma basis for the impact of accounting changes. We expect gross margins on our drivers’ license contracts to fluctuate based on changes in period cost of sales as a result of our adoption of EITF 00-21 due to the fact that in 2003 and in the future we will effectively recognize revenue on a fixed price per credential produced by our customers. If we successfully achieve cost saving measures in the delivery process, we will realize higher gross margins in those periods where the cost savings measures are achieved. Alternatively, in periods where our delivery costs are higher due to service and maintenance requirements, we expect gross margins to decrease for those periods.

We achieved margin increases on 10 of our 18 active drivers’ license contracts in 2003. Those contracts represented approximately 66.7% of the total revenue in that segment for the year. The margin increases were attributable to our commitment to minimize period costs during the card production phase on all of our drivers’ license contracts. We were able to achieve some of these costs savings by minimizing overtime labor charges through better resource management of field service technicians. In addition, we installed inventory management software in multiple states in 2003, which allows us to better control consumables scrap thus reducing our materials costs. In addition to these cost savings initiatives, we signed contract extensions in five states and began card production in two additional states during 2003, both of which resulted in margin increases for those states. These increases were offset by gross margin decreases in other states due primarily to decreases in credential volume during the year.

Sales and Marketing Expenses

Sales and marketing expenses decreased approximately $86,000, to $5.3 million for the year ended December 31, 2003 from $5.4 million in 2002. As a percentage of revenue, sales and marketing expenses decreased to 14.1% in 2003 from 17.2% in 2002 after adjusting the 2002 results on a pro forma basis for the impact of accounting changes. The decrease is primarily due to a decrease in the number of drivers’ license contracts coming up for bid in 2003 within the secure credentials segment as a result of delays within certain states due to budgetary constraints. The bid and proposal process related to the secure credentials contracts for state drivers’ license contracts generally requires the involvement of our technology personnel as we devise the system architecture during this phase that satisfies the states requirements in the proposal. As proposal volume was down in 2003, there was increased focus of these resources in other areas, specifically on the delivery of the systems that were contracted in 2002.

Research and Development Expenses

Research and development expenses decreased approximately $807,000, to $3.7 million for the year ended December 31, 2003 from $4.5 million in 2002. As a percentage of revenue, research and development expenses decreased to 9.8% from 14.3% in 2002 after adjusting the 2002 results on a pro forma basis for the impact of accounting changes. These decreases are the result of a restructuring and workforce reduction in the fourth quarter of 2002, as well as a decrease in our internal investment in research and development during 2003 anticipating the contribution that the ZN acquisition will bring to our research and development initiatives in the future. Development costs that benefited specific projects were recorded as cost of revenues and costs that did not benefit specific projects were recorded as research and development expenses. Software development costs we have capitalized subsequent to achieving technological feasibility have not been material.

General and Administrative Expenses

General and administrative expenses remained relatively flat, increasing by approximately $41,000, to $5.1 million for the year ended December 31, 2003 from $5.1 million in 2002. As a percentage of revenue, general and administrative expenses decreased to 13.7% in 2003 from 16.2% in 2002 after adjusting 2002 results on a pro forma basis for the impact of accounting changes. The slight increase in general and administrative expenses was due to the logistical support required to grow our business through acquisitions while continuing to meet the financing requirements created by our expanding operations. The benefits that we experienced related to the restructuring in 2002 and other cost savings initiatives were offset by additional expenses related to new strategic actions taken in 2003. Additional general and administrative expenses related to these actions included $725,000 of expense related to new strategic hires, $200,000 of expenses related to additional employee terminations in 2003, $150,000 of expenses related to pursuing new financing opportunities and $285,000 of additional professional fees related to our contract in Georgia.

Interest Expense

Interest expense, net of approximately $99,000 and $196,000 of interest income in 2003 and 2002, respectively, increased approximately $94,000 for the year ended December 31, 2003 to $969,000 from $875,000 in 2002. The increase in interest expense reflects the additional debt financing required to support contract delivery in 2003.

Other Income

For the year ended December 31, 2003 we had other income of $18,000 related to a gain on the sale of certain card printer assets. There was no other income recognized for the year ended December 31, 2002.

Income Taxes

No provision for federal income taxes has been made for the years ended December 31, 2003 and 2002 due to the net loss in both periods. For the year ended December 31, 2003, the provision for state income taxes was approximately $63,000. There was no provision for state income taxes for the year ended December 31, 2002.

Cumulative Effect of Change in Accounting Principle

For the year ended December 31, 2003, we incurred a non-cash charge of $12.1 million representing the cumulative effect of a change in accounting principle related to our adoption of EITF 00-21 on a cumulative basis as of January 1, 2003.

Liquidity and Capital Resources

	Nine Months Ended		Year Ended
	October 2, 2005	September 26, 2004	December 31, 2004
Consolidated Cash Flow Data:
Net cash provided by (used in):
Operating activities	$3,810	$1,709	$4,135
Investing activities	(2,505)	(6,120)	(12,992)
Financing activities	99	32,108	13,504
Effect of exchange rates on cash and cash equivalents	(38)	—	(4)
Net increase in cash and cash equivalents	$1,366	$27,697	$4,643

In the nine-month period ended October 2, 2005, cash provided by operating activities was approximately $3.8 million, which resulted from our net loss of approximately $4.3 million, offset by non-cash charges for depreciation and amortization of approximately $9.1 million, $205,000 for expenses paid in common stock and deferred tax liability of $778,000. The net changes in operating assets and liabilities resulted in a use of approximately $2.0 million of cash.

Accounts receivable decreased from $17.1 million at December 31, 2004 to $12.4 million at October 2, 2005, primarily due to collections and a lower revenue base.

Inventories and other costs and estimated earnings in excess of billings increased approximately 63.6% from $3.4 million at December 31, 2004 to $5.5 million at October 2, 2005. This increase of approximately $2.1 million was primarily due to additional inventory of document authentication products for delivery on expected future contracts.

Accounts payable and accrued expenses decreased from $15.3 million at December 31, 2004 to $10.3 million at October 2, 2005 primarily due to payments made and a lower volume of business activity, as well as payments made prior to the end of the third quarter of 2005 for professional services fees.

On December 14, 2004, we entered into a Loan and Security Agreement with Citizens Bank of Massachusetts. The Loan and Security Agreement permits us to borrow up to $25,000,000, subject to certain financial covenants which may restrict the amounts borrowed. As of October 2, 2005, we estimate that the amount available to us under the Loan and Security Agreement was approximately $7.4 million based on the financial covenants. Any amounts borrowed under the Loan and Security Agreement bear interest at the rate of Citizens’ prime rate minus 0.25% or the London Interbank Offered Rate (LIBOR) plus 2.5%, at our option, and must be repaid on or before May 30, 2007. In March, October and December 2005, we entered into amendments to the Loan and Security Agreement to modify the financial covenants and make certain other changes. The October 2005 amendment requires that we maintain cash and cash equivalents of at least $7.5 million. We are in compliance with the amended financial covenants for the quarter ended October 2, 2005, and expect to be in compliance with the amended financial covenants for the quarter ended December 31, 2005. If we do not remain in compliance with the applicable covenants, Citizens could refuse to lend funds to us and could require repayment of any amounts outstanding at the time that we are not in compliance with such covenants. Currently, there are no borrowings outstanding under the Loan and Security Agreement other than a commitment of $2.3 million in letters of credit issued by Citizens to certain of our customers.

In April 2003, we entered into an arrangement for approximately $1.5 million of equipment financing with three of our suppliers. These project lease arrangements are accounted for as capital leases. There are no financial covenants associated with these leasing arrangements. As of October 2, 2005, we had outstanding approximately $142,000 under these arrangements. The interest rates on these capital leases are between 6% and 8% and are fixed. The terms of these leases range from 12 months to 60 months. In August 2003, we entered into an arrangement for financing of database licenses with another vendor. As of October 2, 2005, we had outstanding approximately $27,000 under this arrangement.

In September 2005, we entered into a three-year capital lease with payments due quarterly for approximately $199,000 for software licenses. As of October 2, 2005, $191,000 is included in current and long term debt. There are no financial covenants associated with this leasing arrangement. The total remaining installment payments due are $207,000.

In the first quarter of 2004, we purchased an asset totaling $800,000 which is payable in installments over four years. As of October 2, 2005, $384,000 is included in other liabilities which represent the unpaid principal balance, net of imputed interest. Total remaining installment payments due are $400,000.

On October 5, 2005, we entered into a definitive investment agreement with L-1 Investment Partners, LLC (L-1) providing for the issuance and sale to L-1 of 7,619,047 shares of Viisage common stock at $13.125 per share and warrants to purchase an aggregate of 1,600,000 shares of Viisage common stock at an exercise price of $13.75 per share. The sale of the shares to L-1 resulted in gross proceeds to Viisage of $100 million. The L-1 Investment Agreement stipulates that $85 million of the proceeds will be used to finance acquisitions subject to approval by our board of directors. The transaction closed December 16, 2005. In addition, the stockholders of Viisage approved a one-for-two and a half reverse stock split of the issued and outstanding common stock of Viisage, the effect of which is reflected throughout this report.

The warrants have a term of three years from the closing date, and vest as follows: (1) warrants to purchase 1,280,000 shares of Viisage common stock vest on a pro rata basis proportionate to acquisitions involving the aggregate consideration of $125 million; (2) warrants to purchase 213,333 shares of Viisage common stock vest upon Viisage reporting gross revenues for any four-quarter period equal to or greater than $200 million; and (3) warrants to purchase 106,667 shares of Viisage common stock vest upon Viisage reporting gross revenues for any four-quarter period equal to or greater than $300 million.

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating and debt service requirements for the next 12 months, as well as fund our acquisition strategy. However, if we cannot achieve our operating goals in 2006 or if our acquisition strategy requires more than our existing cash balances, we may be required to seek additional financing including issuing additional shares of our common stock. There can be no assurance that such financing will be available on commercially reasonable terms, or at all. Our ability to meet our business forecast is dependent on a number of factors, including those described in the section of this report entitled “Risk Factors.”

Contractual Obligations

The following table sets forth our contractual obligations as of October 2, 2005 (in thousands).

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital Lease Obligations	$360	$141	$219	$—	$—
Operating Lease Obligations	$3,141	$506	$1,416	$1,104	$116

As of October 2, 2005, we had standby letters of credit issued by Citizens Bank for approximately $2.3 million to certain of our customers.

Contingent Obligations

Our principal contractual commitments involve payments under capital leases and operating leases.

Inflation

Although some of our expenses increase with general inflation in the economy, inflation has not had a material impact on our financial results to date.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 151, Inventory Costs, An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. We are required to adopt SFAS No. 151 on January 1, 2006. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB revised SFAS No. 123, “Share Based Payment”, or SFAS No. 123R. SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends Statement No. 95, “Statement of Cash Flows.” Under SFAS No. 123R, companies must calculate and record in the income statement the cost of equity instruments, such as stock options, awarded to employees for services received. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective for the first fiscal year beginning after June 15, 2005.

The adoption of SFAS No. 123R is expected to have a significant impact on our consolidated financial statements. The impact of adopting SFAS No. 123R cannot be accurately estimated at this time, as it will depend on the market value and the amount of share-based awards granted in future periods.

In December 2004, the FASB issued FASB Staff Position, or FSP, No. 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes”, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP No 109-1 states that the impact of this deduction should be accounted for as a special deduction rather than a rate reduction. It was effective immediately and has no impact on our 2004 consolidated financial statements.

In December 2004, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004. FSP No. 109-2 grants a waiver to SFAS No. 109 requirement to account for the impacts of new legislation in the period of enactment. It was effective immediately and had no impact on our 2004 consolidated financial statements.

In December, 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 153 and do not believe the adoption of SFAS No. 153 will have a material impact on our financial condition, results of operations and liquidity.

VIISAGE DISCLOSURE CONTROLS AND PROCEDURES

Viisage Controls and Procedures as of April 3, 2005, July 3, 2005 and October 2, 2005

Evaluation of Disclosure Controls and Procedures

Viisage maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including Viisage’s Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as Viisage’s is designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. For the reasons described below under “Material Weakness in Control over Financial Reporting as of October 2, 2005,” based on their evaluation, Viisage’s CEO and CFO concluded that Viisage’s disclosure controls and procedures were not effective as of April 3, 2005, July 3, 2005 and October 2, 2005.

Viisage’s Quarterly Report on Form 10-Q for the quarter ended April 3, 2005 was filed approximately one and a half months after the filing deadline and its Annual Report on Form 10-K for its fiscal year ended December 31, 2004 was filed approximately three months after the filing deadline. While the filing of reports within the time periods specified by the SEC’s rules and forms is an element of disclosure controls and procedures, Viisage’s management does not believe that a material weakness in the design of Viisage’s controls and procedures was involved in its inability to timely file the first quarter 2005 Form 10-Q or the 2004 Form 10-K. One week prior to the statutory filing date for Viisage’s 2004 Form 10-K, Viisage received notification of material pending litigation. Viisage, the audit committee of its Board of Directors, its independent auditors and counsel required additional time to complete a review of this pending litigation involving Viisage and its effect, if any, on Viisage’s financial statements. Viisage determined that the audit of its financial statements could not be finalized until such review had been completed, and therefore, that audited financial statements as required to be included in the Form 10-K, could not be filed in accordance with the filing deadline. Viisage’s management believes that no additional controls or procedures would have allowed this review and the related financial statement audit to be completed prior to the filing deadlines for the first quarter 2005 Form 10-Q or the 2004 Form 10-K.

Material Weakness in Internal Control Over Financial Reporting as of October 2, 2005

In connection with the preparation of the Quarterly Report on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005, an evaluation was performed under the supervision and with the participation of Viisage’s management, including the CEO and CFO, of the effectiveness of the design and operation of Viisage’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of April 3, 2005, July 3, 2005 and October 2, 2005, respectively. Viisage previously reported two material weaknesses in its internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), which were described in Item 9A and Management’s Report on Internal Control Over Financial Reporting in its Annual Report on Form 10-K/A for the year ended December 31, 2004. The first of the two material weaknesses is with regard to insufficient personnel resources and technical accounting expertise within the accounting function to effect timely financial close processes and to effectively evaluate and resolve non-routine and/or complex accounting transactions. The second is with regard to inadequate or ineffective control processes around information technology systems, including inadequate security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans. These weaknesses continued to exist as of the end of such periods and management has taken a number of steps to address these weaknesses as described below.

Changes in Internal Controls

As described below, Viisage’s management has identified and begun implementing the steps it believes necessary to address the material weaknesses described above.

During the quarter ended October 2, 2005, Viisage took the following steps it believed necessary to help address the material weaknesses described above:

•	Hired an experienced Director of Internal Audit who is a certified public accountant who started in August 2005;

•	Hired a Chief Financial Officer with 20 years experience in financial management, public reporting, technical accounting, systems and controls who started in September 2005;

•	Continued to streamline its financial close process through enhanced implementation of our existing financial management and accounting system;

•	Hired external advisors with significant expertise assisting companies document, assess, and recommend improvements to their internal control environments, including their information technology environment;

•	Implemented new reports to monitor access to its information technology, or IT, systems;

•	Changed IT management procedures and related documentation; and

•	Completed policy and procedure documentation related to change control processes for our IT systems and related processes.

During Viisage’s fiscal quarter ended July 3, 2005, management took the following additional steps they believed necessary to help address the material weaknesses described above:

•	Enhanced the physical security of the Viisage’s IT environment; and

•	Reassigned and restricted system access to help ensure appropriate segregation of duties and limit access to appropriate levels of Viisage personnel and management.

During Viisage’s fiscal quarter ended April 3, 2005, management took the following additional steps it believed necessary to help address the material weaknesses described above:

•	Hired an experienced accounting manager with 17 years experience in three public companies who started in January 2005;

•	Hired an Assistant Controller who is a certified public accountant with eight years of experience who started at the beginning of April 2005;

•	Hired an experienced Business Systems Administrator with eight years of experience working on the same financial management and accounting system currently being implemented company-wide who started at the beginning of March 2005;

•	Implemented a series of IT policies detailing backup procedures, system access requirements, firewall and virus protection, and system performance; and

•	Hired a full-time IT manager with seven years experience who started at the beginning of March 2005.

Prior to Viisage’s fiscal quarter ended April 3, 2005, management took the following steps it believed necessary to help address the material weaknesses described above:

•	Identified gaps in IT policies and procedures;

•	Developed a detailed plan to remediate identified deficiencies; and

•	Completed policy and procedure documentation of all key IT processes in December 2004.

All of the steps described above were changes to Viisage’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Please see Item 2, “Management’s Discussion and Analysis of Financial Condition—Results of Operations—General and Administrative Expenses” for a discussion of increased operating expenses, which, in part, relate to the remedial actions described above.

Viisage continues to plan and expect to implement additional changes to our infrastructure and related processes that Viisage believes are also reasonably likely to strengthen and materially affect its internal control over financial reporting. These include:

•	Hiring additional accounting and finance resources;

•	Continuing to expand the implementation of Viisage’s existing financial management and accounting system;

•	Continuing to standardize internal processes; and

•	Changing responsibilities to help ensure appropriate access to Viisage’s IT systems by consultants and authorized personnel.

The changes in Viisage’s internal control over financial reporting implemented by Viisage to date will not in and of themselves remediate the material weaknesses, and certain of these remedial measures will require some time to be fully implemented or to take full effect. Prior to the remediation of these material weaknesses, there remains risk that the transitional controls, described below, on which Viisage currently relies will fail to be sufficiently effective, which could result in material misstatement of Viisage’s financial position or results of operations and require a restatement.

Viisage is currently implementing an enhanced controls environment intended to address the material weaknesses in its internal control over financial reporting and to remedy the ineffectiveness of its disclosure controls and procedures. While this implementation phase is underway, Viisage is continuing to rely on extensive manual procedures. While Viisage is undertaking the implementation of this new controls environment, there remains risk that the transitional controls on which Viisage is currently relying will fail to be sufficiently effective.

Viisage is designing its internal controls over financial reporting to provide reasonable assurances of achieving their objectives. For the reasons described above, Viisage has concluded that its internal controls over financial reporting do not provide such reasonable assurances as of October 2, 2005. Viisage also notes that a control system addressing internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must include an assessment of the costs and related risks associated with the control and the purpose for which it was intended. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some person, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, Viisage’s control systems, as Viisage develops them, may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of Viisage’s financial statements.

There were no material changes to any reported financial results that have been released by Viisage in this or any other filing as a result of these identified deficiencies. The impact of the above conditions was relevant to the fiscal year ended December 31, 2004 and the nine months ended October 2, 2005 only and did not affect the results of any prior periods.

Viisage Controls and Procedures—December 31, 2004

Evaluation of Disclosure Controls and Procedures

Viisage maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including Viisage’s Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, Viisage’s management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of the Annual Report on Form 10-K/A for the year ended December 31, 2004, an evaluation was performed under the supervision and with the participation of Viisage’s management, including the CEO and CFO, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2004. In performing this evaluation, Viisage’s management reviewed its internal controls over financial reporting, noting that there were two that had significant deficiencies that constituted material weaknesses in Viisage’s control processes. The first of these is with regard to insufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and to effectively evaluate and resolve non-routine and/or complex accounting transactions. The second is with regard to inadequate or ineffective control processes around information technology systems, including inadequate system security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans. Based on that evaluation, Viisage’s CEO and CFO concluded that its disclosure controls and procedures were not effective as of December 31, 2004. Please see “Management’s Annual Report on Internal Control over Financial Reporting” beginning on page F-2 for greater detail about these material weaknesses. Viisage has not incurred, and does not expect to incur, significant capital expenditures related to remedial actions taken or to be taken to address these material weaknesses.

Viisage’s Annual Report on Form 10-K for its fiscal year ended December 31, 2004 was filed approximately three months after the filing deadline. While the filing of reports within the time periods specified by the SEC’s rules and forms is an element of disclosure controls and procedures, management does not believe that a material weakness in the design of Viisage’s controls and procedures was involved in its inability to timely file our Form 10-K. One week prior to the statutory filing date for Viisage’s Form 10-K, Viisage received notification of material pending litigation. Viisage, its independent auditors and counsel required additional time to complete a review of this pending litigation involving Viisage and its effect, if any, on Viisage’s financial statements. Viisage determined that the audit of its financial statements could not be finalized until such review had been completed, and therefore, that audited financial statements, as required to be included in the Form 10-K, could not be filed in accordance with the filing deadline. Viisage’s management believes that no additional controls or procedures would have allowed this review and the related financial statement audit to be completed prior to the filing deadline for the Form 10-K.

In conducting Viisage’s evaluation of the effectiveness of its internal control over financial reporting, management determined that the internal control over financial reporting of Viisage Technology AG, Trans Digital Technologies Corporation, Imaging Automation, Inc. would be excluded from the fiscal 2004 internal control assessment, as permitted by the Securities and Exchange Commission.

In January 2004, Viisage Technology AG (formerly ZN Vision Technologies AG) was acquired for an aggregate purchase price of approximately $31.6 million. Viisage AG contributed approximately 2.1% of

Viisage’s total revenue in 2004 and accounted for approximately 1.3% of the total assets at December 31, 2004. In February 2004, Trans Digital Technologies Corporation was acquired for an aggregate purchase price of approximately $56.6 million. Trans Digital Technologies contributed approximately 36.5% of Viisage’s total revenue in 2004 and accounted for approximately 8.6% of its total assets at December 31, 2004. In October 2004, Imaging Automation, Inc. was acquired for an aggregate purchase price of approximately $39.8 million. Imaging Automation contributed approximately 1.1% of Viisage’s total revenue in 2004 and accounted for approximately 1.7% of its total assets at December 31, 2004.

Management’s annual report on internal control over financial reporting.

Management of Viisage is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, Viisage’s principal executive and principal financial officers and effected by Viisage’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and the prevention and detection of misstatements. Projections of any evaluations of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Viisage’s internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission in “Internal Control-Integrated Framework.” Because of the material weaknesses described below, management believes that, as of December 31, 2004, Viisage’s internal control over financial reporting was not effective.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board (United States) Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected in a timely basis by management or employees in the normal course of performing their assigned functions.

In performing its assessment, Viisage’s management identified the following material weaknesses in Viisage’s internal control over financial reporting:

•	Insufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions. Management determined that there were insufficient resources to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions, primarily related to acquisitions.

•	Control processes around information technology systems. Management determined that, with respect to Viisage’s information technology systems, there was inadequate system security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans.

As described below, Viisage management has identified and begun implementing the steps they believe necessary to address the material weaknesses described above.

With respect to the lack of accounting resources, Viisage:

•	Hired an experienced Accounting Manager with 17 years experience in three public companies who started in January 2005;

•	Hired an Assistant Controller who is a Certified Public Accountant with eight years of experience who started at the beginning of April 2005; and

•	Hired an experienced Business Systems Administrator with eight years of experience working on the same financial management and accounting system currently being implemented company-wide who started at the beginning of March 2005.

With respect to Viisage’s information technology, or IT, systems, Viisage:

•	Identified gaps in IT policies and procedures as noted above in November 2004;

•	Developed a detailed plan to remediate identified deficiencies which was completed in November 2004;

•	Completed policy and procedure documentation of all key processes in December 2004;

•	Implemented all identified general IT controls in the first quarter of 2005, other than those related to change control and access control of the newly-implemented financial application system and related spreadsheets;

•	Plans to complete implementation of all identified general IT controls in 2005; and

•	Hired a full-time IT manager with seven years experience who started at the beginning of March 2005.

There were no changes to any reported financial results that have been released by Viisage in any filing as a result of these identified deficiencies. The impact of the above conditions was relevant to the fiscal year ended December 31, 2004 only and did not affect the results of any prior period. Management believes that the steps taken to date, along with certain other remediation plans it is currently undertaking, will address the material weaknesses that affected Viisage’s internal controls over financial reporting in fiscal year 2004. Management will continue with its on-going evaluation and will improve Viisage’s internal controls over financial reporting as necessary to assure their effectiveness. Notwithstanding, the effectiveness of Viisage’s system of internal control over financial reporting is subject to certain limitations, including the exercise of management’s judgment in evaluating the same. As a result, there can be no assurance that Viisage’s internal controls over financial reporting will prevent all errors.

Management has evaluated the other internal control processes deemed to be significant for 2004 and has determined that there are no deficiencies in those processes that constitute significant deficiencies or material weaknesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT VIISAGE’S MARKET RISK

Since our January 2004 acquisition of ZN, Viisage’s international operating results from transactions by its German operations have been denominated in euros. As of October 2, 2005, the cumulative loss from foreign currency translation adjustments was approximately $1.7 million. Hardware and consumables purchases related to contracts associated with the TDT acquisition are denominated in Japanese Yen. Viisage mitigates exchange rate volatility by utilizing foreign currency forward contracts for specific purchase obligations denominated in foreign currencies. Prior to 2005, Viisage did not hedge foreign currencies using derivative instruments. Subsequent to year end, Viisage entered into derivatives contracts as cash flow hedges to mitigate exchange risk associated with its Japanese Yen purchases. For the quarter ended October 2, 2005, Viisage had unrealized losses related to yen-denominated transactions approximately $18,000. Viisage’s international operations and transactions are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign currency exchange rate volatility. Accordingly, Viisage’s future results could be materially adversely impacted by changes in these or other factors.

SUPPLEMENTARY FINANCIAL INFORMATION OF VIISAGE

Selected Quarterly Results of Operations

The following selected quarterly financial data should be read in conjunction with the Consolidated Financial Statements and Notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viisage” in this joint proxy statement/prospectus. This information has been derived from unaudited consolidated financial statements of Viisage that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read with our Consolidated Financial Statements and Notes. The operating results for 2003 are as reported after Viisage adopted EITF 00-21 on a cumulative basis as of January 1, 2003. The first quarter results for that period include a $12.1 million charge related to the accounting change (in thousands, except per share amounts).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the Nine Months Ended October 2, 2005
Revenue	$16,810	$20,149	$14,306	—
Gross margin	$5,770	$6,610	$4,228	—
Net loss	$(1,642)	$(505)	$(2,108)	—
Net loss applicable to common stockholders	$(1,642)	$(505)	$(2,108)	—
Basic and diluted net loss per share	$(0.03)	$(0.01)	$(0.04)	—
Basic and diluted net loss per share applicable to common stockholders	$(0.03)	$(0.01)	$(0.04)	—

For the Year Ended December 31, 2004
Revenue	$12,259	$16,276	$19,907	$19,024
Gross margin	$3,353	$4,969	$5,507	$5,436
Net income (loss)	$(1,632)	$(317)	$198	$(5,246)
Net income (loss) applicable to common stockholders	$(1,632)	$(317)	$198	$(5,246)
Basic and diluted net income (loss) per share	$(0.05)	$(0.01)	$—	$(0.11)
Basic and diluted net income (loss) per share applicable to common stockholders	$(0.05)	$(0.01)	$—	$(0.11)

For the Year Ended December 31, 2003
Revenue	$8,155	$8,789	$10,108	$10,315
Gross margin	$1,366	$1,963	$3,380	$2,828
Net loss	$(14,496)	$(1,376)	$(389)	$(1,399)
Net loss applicable to common stockholders	$(14,496)	$(1,376)	$(389)	$(1,399)
Basic and diluted net loss per share	$(0.72)	$(0.07)	$(0.02)	$(0.06)
Basic and diluted net loss per share applicable to common stockholders	$(0.72)	$(0.07)	$(0.02)	$(0.06)

MARKET FOR VIISAGE’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Our Common Stock

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol “VISG.” The following table sets forth the quarterly range of high and low reported sale prices of our common stock on the Nasdaq National Market for the periods indicated. All stock prices have been adjusted to reflect the one for two and a half reverse stock split which was effective December 16, 2005.

Fiscal year ended December 31, 2004	High	Low
First Quarter	$18.70	$8.83
Second Quarter	35.75	17.25
Third Quarter	23.58	12.88
Fourth Quarter	24.85	14.38

Fiscal year ending December 31, 2005	High	Low
First Quarter	$22.95	$7.08
Second Quarter	12.98	6.43
Third Quarter	14.35	11.38
Fourth Quarter	17.64	9.08

Fiscal year ending December 31, 2006	High	Low
First Quarter (through January 31, 2006)	$19.22	$15.73

On January 31, 2006, the last reported sale price of our common stock as reported on the Nasdaq National Market was $17.97 per share. As of January 31, 2006, there were approximately 272 record holders of our common stock.

Dividend Policy

We paid no dividends in 2004 or 2005. We presently intend to retain our cash for use in the operation and expansion of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, we are prohibited from paying dividends pursuant to our lending arrangements.

Recent Sales of Unregistered Securities

On December 16, 2005, in accordance with the terms of the investment agreement between Viisage and L-1 Investment Partners, LLC dated October 5, 2005, Viisage (i) issued and sold to Aston Capital Partners L.P., an affiliate of L-1, 7,619,047 shares of Viisage common stock at $13.125 per share and (ii) issued to Aston warrants to purchase an aggregate of 1,600,000 shares of Viisage common stock at an exercise price of $13.75 per share. The sale of the shares resulted in aggregate gross proceeds to Viisage of $100 million, and net cash to Viisage of $65 million after the $35 million payment to Aston for Aston’s ownership interest in Integrated Biometric Technology (referred to as IBT). No underwriting commissions were paid in connection with the sale. The warrants are exercisable for a period of three years from the closing date, subject to the following vesting provisions: warrants to purchase (i) 1,280,000 shares of Viisage common stock will vest on a pro rata basis when and if acquisitions involving the payment of aggregate consideration of $125 million are consummated; (ii) 213,333 shares of Viisage common stock will vest when and if Viisage’s gross revenues for any four consecutive quarters are equal to or greater than $200 million; and (iii) 106,667 shares of Viisage common stock will vest when and if Viisage’s gross revenues for any four consecutive quarters are equal to or greater than $300 million. As a result of the consummation of the IBT acquisition described above, 614,400 of the shares related to the acquisition warrants vested. The shares were sold to Aston and the warrants were issued to Aston in a private placement transaction exempt from registration under the Securities Act of 1933, as amended (the Securities Act), pursuant to Section 4(2) thereof.

Also on December 16, 2005, in accordance with the terms of the Agreement and Plan of Merger dated November 15, 2005, between Viisage, IBT, and the parent company of IBT (referred to as IBT Parent) and the stockholders of IBT Parent (referred to as the IBT Merger Agreement), all of the outstanding capital stock of IBT Parent was exchanged for 2,000,000 shares1 of common stock of Viisage, and IBT Parent was merged with and into a subsidiary of Viisage, which resulted in IBT Parent becoming a wholly-owned subsidiary of Viisage. Upon the completion of the acquisition of IBT and IBT Parent as described above, on December 16, 2005, Viisage issued warrants to purchase 440,000 shares of Viisage common stock with an exercise price of $13.75 per share to L-1 for strategic advice, due diligence and other services relating to the acquisition. Warrants to purchase 280,000 shares are fully vested and have a term of three years. If during any of 2006, 2007 or 2008, the IBT business generates earnings before interest, taxes, depreciation and amortization (EBITDA) of $6 million or more, the remaining warrants to purchase 160,000 shares of Viisage common stock will vest. These warrants will have a term of three years from the date of such vesting, if any. The shares of Viisage common stock issued to the stockholders of IBT Parent pursuant to the IBT merger agreement are exempt from registration under the Securities Act, pursuant to Section 4(2) thereof. The warrants issued to L-1 as compensation for its services in connection with the IBT acquisition are likewise exempt from registration under Section 4(2) of the Securities Act.

Repurchases of Common Stock

We did not repurchase any shares of our common stock during the fourth quarter of 2005.

CHANGES IN AND DISAGREEMENTS WITH

ACCOUNTANTS AND FINANCIAL DISCLOSURE OF VIISAGE

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our outstanding common stock as of January 31, 2006 by:

•	each person known to Viisage to be the beneficial owner of 5% or more of the Viisage’s common stock;

•	each director;

•	our Chief Executive Officer and each of the four other most highly compensated executive officers whose annual compensation exceeded $100,000 in 2005; and

•	all directors and executive officers of the Viisage as a group.

The percentage of Viisage’s common stock beneficially owned in the following table is based on 28,994,977 shares of our common stock outstanding on January 31, 2006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person which are exercisable as January 31, 2006 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated in the footnotes to this table, the address of each beneficial owner is c/o of Viisage Technology, Inc., 296 Concord Road, Third Floor, Billerica, MA 01821.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percent
Beneficial Owners of 5% or more
Aston Capital Partners L.P.(2)(3)	8,233,447	27.8%
L-1 Investment Partners, LLC(2)(4)	8,513,447	28.5%
James A. DePalma(2)(5)	8,517,391	28.5%
Doni L. Fordyce(2)(6)	8,513,447	28.5%
Joseph S. Paresi(2)(7)	8,517,447	28.5%
Joanna T. Lau(8)	2,255,939	7.8%
Lau Technologies(8)	2,182,581	7.5%

Directors and Executive Officers
Robert V. LaPenta(9)	8,609,447	28.8%
Denis K. Berube(10)	2,255,939	7.8%
B.G. Beck (11)	2,297,680	7.9%
Robert Gelbard(12)	12,192	*
Harriet Mouchly-Weiss(13)	50,876	*
Charles E. Levine(14)	57,456	*
Peter Nessen(15)	41,662	*
Paul T. Principato(16)	50,241	*
Thomas J. Reilly(17)	49,760	*
George Tenet(18)	10,000	*
Bernard C. Bailey(19)	212,024	*
Iftikhar Ahmad(20)	74,485	*
James P. Ebzery(21)	65,813	*
Mohamed Lazzouni(22)	27,620	*
Ron van Os(23)	19,670	*
All directors and executive officers as a group (16 persons)(24)	13,834,865

*	Indicates holdings of less than one percent of the 28,994,977 shares issued and outstanding as of January 31, 2006.
(1)	Unless otherwise noted, and subject to applicable community property laws, each person identified possesses sole voting and investment power over the shares beneficially owned by such person.

(2)	The address of Aston Capital Partners L.P., L-1 Investment Partners, LLC, Robert V. LaPenta, James A. DePalma, Doni L. Fordyce and Joseph S. Paresi is c/o L-1 Investment Partners, LLC, 177 Broad Street, Stamford, CT 06901. All information regarding the aforementioned entities and persons is based on Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 13, 2006.
(3)	Includes 614,400 shares issuable pursuant to warrants.
(4)	Includes 7,619,047 shares and 614,400 shares issuable pursuant to warrants held by Aston Capital Partners L.P. (referred to as Aston), of which L-1 Investment Partners, LLC (referred to as L-1) is the investment manager. Includes 280,000 shares issuable pursuant to warrants.
(5)	Includes 7,619,047 shares and 614,400 shares issuable pursuant to warrants held by Aston, and 280,000 shares issuable pursuant to warrants held by L-1. Mr. DePalma is a general partner of L-1. Also includes 3,944 shares held by Mr. DePalma directly. Mr. DePalma disclaims beneficial ownership of the shares held by Aston, the shares issuable to Aston and the shares issuable to L-1.
(6)	Includes 7,619,047 shares and 614,400 shares issuable pursuant to warrants held by Aston and 280,000 shares issuable pursuant to warrants held by L-1. Ms. Fordyce is a general partner of L-1. Ms. Fordyce disclaims beneficial ownership of the shares held by Aston, the shares issuable to Aston and the shares issuable to L-1.
(7)	Includes 7,619,047 shares and 614,400 shares issuable pursuant to warrants held by Aston, and 280,000 shares issuable pursuant to warrants held by L-1. Mr. Paresi is a general partner of L-1. Also includes 4,000 shares held by Mr. Paresi directly. Mr. Paresi disclaims beneficial ownership of the shares held by Aston, the shares issuable to Aston and the shares issuable to L-1.
(8)	The address of Ms. Lau and Lau Technologies is c/o Lau Technologies, 30 Monument Square, Suite 220, Concord, Massachusetts 01742. Includes 2,182,581 shares held by Lau Technologies. Ms. Lau and Denis K. Berube, the spouse of Ms. Lau, own approximately 56% of the outstanding capital stock of Lau Technologies. Also includes 400 shares owned directly by Ms. Lau, 24,000 shares issuable to Denis K. Berube, the spouse of Ms. Lau, pursuant to stock options, and 48,958 shares owned by Mr. Berube directly. Ms. Lau disclaims beneficial ownership of the shares issuable to Mr. Berube and the shares owned by Mr. Berube.
(9)	Includes 7,619,047 shares and 614,400 shares issuable pursuant to warrants held by Aston, and 280,000 shares issuable pursuant to warrants held by L-1. Mr. LaPenta is a general partner of L-1. Also includes 96,000 shares held by Mr. LaPenta directly. Mr. LaPenta disclaims beneficial ownership of the shares held by Aston, the shares issuable to Aston and the shares issuable to L-1.
(10)	Includes 2,182,581 shares held by Lau Technologies. Also includes 400 shares owned directly by Ms. Lau, 24,000 shares issuable to Mr. Berube pursuant to stock options, and 48,958 shares owned by Mr. Berube directly. Mr. Berube disclaims beneficial ownership of the shares held by Lau Technologies and the shares held by Ms. Lau.
(11)	Includes 200,000 shares held in a charitable trust of which Mr. Beck and his wife are the trustees, and 200,000 shares held in a grantor retained annuity trust of which Mr. Beck is a trustee. Also includes 8,000 shares issuable pursuant to stock options.
(12)	Includes 4,000 shares issuable pursuant to stock options.
(13)	Includes 29,667 shares issuable pursuant to stock options.
(14)	Includes 35,654 shares issuable pursuant to stock options.
(15)	Includes 26,000 shares issuable pursuant to stock options.
(16)	Includes 32,867 shares issuable pursuant to stock options.
(17)	Includes 34,532 shares issuable pursuant to stock options.
(18)	Consists of 10,000 shares issuable pursuant to stock options.
(19)	Consists of 207,491 shares issuable pursuant to stock options.
(20)	Includes 68,972 shares issuable pursuant to stock options.
(21)	Includes 64,000 shares issuable pursuant to stock options.
(22)	Includes 25,166 shares issuable pursuant to stock options.
(23)	Includes 11,866 shares issuable pursuant to stock options.
(24)	Consists of 582,215 shares issuable pursuant to stock options exercisable within 60 days of January 31, 2006, 894,400 shares issuable pursuant to warrants exercisable within 60 days of January 30, 2006, and 12,358,250 shares owned directly by the executive officers and directors as a group and deemed to be beneficially owned by the directors and executive officers as a group.

INFORMATION REGARDING VIISAGE DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

Directors and Officers

Directors are elected by our stockholders. Directors are divided into three classes, and each director serves for a term of three years and until his or her successor is elected and qualified or until his or her earlier resignation, death, or removal. One class of directors is elected at each annual meeting for a three-year term.

In connection with the merger and as required by the merger agreement, we are proposing to increase the size of our board of directors to twelve members.

Directors Whose Terms Expire at the 2006 Annual Meeting (Class I Directors)

Denis K. Berube, 62, has been the Chairman of the board of directors of Viisage since Viisage’s incorporation in 1996. Mr. Berube is Executive Vice President and Chief Operating Officer of Lau Technologies (referred to as Lau). Lau is one of the largest holders of Viisage Common Stock, directly owning approximately 7.5% of its issued and outstanding Common Stock. Mr. Berube has been employed at Lau since 1990.

B.G. Beck, 68, was the President and Chief Executive Officer of Trans Digital Technologies Corporation from 1998 until its acquisition by Viisage in February 2004. Mr. Beck currently serves as a consultant to Viisage and also serves as a member of the Boards of Directors of Cardinal Financial Corporation, a provider of comprehensive individual and corporate banking services.

Charles E. Levine, 52, has served as a director of Viisage since 1998. Mr. Levine retired in September 2002 from his position as President of Sprint PCS, a position he had held since January 1997. Before joining Sprint PCS, Mr. Levine served as Senior Vice President of Octel Services, a provider of voice systems services, from October 1994 through September 1996. Mr. Levine currently also serves as a member of the Boards of Directors of @Road, Inc., a wireless applications provider, Sierra Wireless Inc., a provider of a broad range of wireless products, including data modems, embedded modules and mobile phones, Somera Communications, a provider of telecommunications operators with equipment and deployment services, and Lexar Media, Inc., a provider of digital media such as compact flash and other flash memory products.

George J. Tenet, 53, was appointed a director of Viisage in December 2005. Mr. Tenet has been Distinguished Professor in the Practice of Diplomacy, at the Georgetown University School of Foreign Service since October 2004. From July 1997 to July 2004, Mr. Tenet was the Director of Central Intelligence. Mr. Tenet served as the Deputy Director of Central Intelligence from July 1995 until July 1997. Prior to that, he served as the special assistant to the President and senior director for intelligence programs on the National Security Council from 1993 to 1995, and director, oversight of arms control negotiations between the Soviet Union and the United States, then staff director for the Senate Select Committee on Intelligence from 1986 to 1993. From 1982 to 1985, Mr. Tenet was the legislative assistant and legislative director for Senator John Heinz.

Directors Whose Terms Expire at the 2007 Annual Meeting (Class II Directors)

Robert V. LaPenta, 59, has served as the Chairman of the board of directors of Viisage since December 2005. Mr. LaPenta is the founder and Chief Executive Officer of L-1 Investment Partners, LLC, a private investment management firm. L-1 was founded in June 2005 to acquire or make significant investments in well-positioned public and private companies, with the objective of building these companies into industry leaders through collaborative development and execution of aggressive growth strategies. From April 1997 to April 2005, Mr. LaPenta served as President, Chief Financial Officer and a Director of L-3 Communications Holdings, Inc., which he co-founded in April 1997. From April 1996, when Loral Corporation was acquired by Lockheed Martin Corporation, until April 1997, Mr. LaPenta was a Vice President of Lockheed Martin and was Vice President and Chief Financial Officer of Lockheed Martin’s Command, Control, Communications and Intelligence and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, he was Loral’s Senior

Vice President and Controller, a position he held since 1981. He joined Loral in 1972 and was named Vice President and Controller of its largest division in 1974. He became Corporate Controller in 1978 and was named Vice President in 1979. Mr. LaPenta is on the Board of Trustees of Iona College, the board of trustees of The American College of Greece and the board of directors of Core Software Technologies and the board of directors of Leap Wireless International, Inc.

Bernard C. Bailey, 51, joined Viisage in August 2002 as Chief Executive Officer. From January 2001 through August 2002, Mr. Bailey served as the Chief Operating Officer of Art Technology Group. Between April 1984 and January 2001, Mr. Bailey served in various capacities at IBM Corporation, including several executive positions. A graduate of the US Naval Academy, Mr. Bailey served for eight years as an officer in the US Navy.

Harriet Mouchly-Weiss, 62, has served as a director of Viisage since its incorporation in May 1996. Ms. Mouchly-Weiss founded Strategy XXI Group, an international communications and consulting firm, in January 1993 and has served as its managing partner since that time. Ms. Mouchly-Weiss currently also serves as a member of the board of directors of American Greetings Corporation, a company engaged in the design, manufacture and sale of everyday and seasonal greeting cards and other social expression products.

Paul T. Principato, 51, has served as a director of Viisage since May 2001 and as Chief Financial Officer of Lau since its incorporation in March 1990. Prior to 1990, Mr. Principato served as Controller at Barry Wright Corp.

Directors Whose Terms Expire at the 2008 Annual Meeting (Class III Directors)

Peter Nessen, 69, has served as a director of Viisage since its incorporation in May 1996. Since July 2003, Mr. Nessen has served as the President of Nessen Associates Ltd., a non-profit consulting company. From January 2003 to July 2003, Mr. Nessen served as an adviser to the Governor of the Commonwealth of Massachusetts on education matters. Mr. Nessen has been Chairman of the Board of NCN Financial, a private banking firm, since January 1995. From June 1993 through December 1994, Mr. Nessen was Dean for Resources and Special Projects at Harvard Medical School.

Thomas J. Reilly, 67, has served as a director of Viisage since its incorporation in May 1996. Mr. Reilly has been a self-employed financial consultant since December 1994. From June 1966 through November 1994, Mr. Reilly was with Arthur Andersen LLP, a public accounting firm, where he became a partner in 1975.

Robert Gelbard, 61, was appointed a director of Viisage in September 2005. Ambassador Gelbard has been Chairman of Washington Global Partners, LLC, an international business consulting firm, since April 2005. Prior to that, he was a self-employed international business consultant beginning in October 2002. From March 2002 to September 2002, he was Senior Vice President of International Affairs and Government Relations for ICN Pharmaceuticals, Inc, a global pharmaceuticals company. From February 1967 to January 2002, Ambassador Gelbard held various senior level positions in the U.S. Department of State, including serving as Ambassador to Indonesia from 1999-2001, President Clinton’s Special Representative for the Balkans from 1997-1999, Assistant Secretary of State from 1993-1997, and Ambassador to Bolivia from 1988-1991. In 2002, Ambassador Gelbard received the Distinguished Service Award, the State Department’s highest commendation, which was conferred by Secretary of State Colin Powell.

Our executive officers are appointed by our board of directors and serve until their successors have been duly appointed and qualified.

Bernard C. Bailey, 51, joined Viisage in August 2002 as Chief Executive Officer. From January 2001 through August 2002, Mr. Bailey served as the Chief Operating Officer of Art Technology Group. Between April 1984 and January 2001, Mr. Bailey served in various capacities at IBM Corporation, including several executive positions. A graduate of the US Naval Academy, Mr. Bailey served for eight years as an officer in the US Navy.

Iftikhar A. Ahmad, 53, was appointed Senior Vice President, Worldwide Services in January 2005. Between October 2002 and December 2004, he served as Senior Vice President and General Manager of our Secure Credentials business segment. Between March 1999 and October 2002 he served as Viisage’s Vice President of Engineering and Program Management. From November 1996 until March 1999, Mr. Ahmad served as a Director in our Software Engineering Department. From January 1995 to November 1996, he was a senior consultant in Lau’s Systems Engineering Department, and prior to that, he held various senior engineering positions at Digital Equipment Corporation.

Bradley T. Miller, 44, joined Viisage in September 2005 as Senior Vice President and Chief Financial Officer. From May 2004 to August 2005, Mr. Miller was Vice President of Finance, Corporate Controller and Chief Accounting Officer for Sonus Networks, Inc., a provider of voice infrastructure products. From March 2000 through May 2004, Mr. Miller was with Sapient Corporation, an information technology and business consulting firm. Mr. Miller joined Sapient in March 2000 as Corporate Controller, and was appointed Vice President in August 2001 and Chief Accounting Officer in November 2002. From September 1999 until March 2000, Mr. Miller served as Vice President and Corporate Controller of JuniorNet Corporation, an Internet content provider, and from August 1996 to September 1999 was Director of Financial Reporting of Wang Global, a worldwide provider of network services. Mr. Miller previously was a member of the audit practice with Coopers & Lybrand where he earned his C.P.A. license.

James P. Ebzery, 45, was appointed Senior Vice President, Customer Solutions in January 2005. Between November 2002 and December 2004, he served as Senior Vice President of Sales and Marketing. Mr. Ebzery served as Vice President of Operations for Internet Capital Group from April 2000 to February 2002. Prior to joining Internet Capital Group, he held senior sales and marketing positions at IBM Corporation from December 1983 to April 2000. He also served as the Worldwide Solutions Executive for the IBM Supply Chain Software Business.

Mohamed Lazzouni, 45, was appointed Chief Technology Officer in January 2005 and Senior Vice President in April 2005. Between November 2002 and December 2004, he served as Viisage’s Vice President of Engineering. From November 2001 to November 2002, Dr. Lazzouni was an independent consultant to Viisage in the area of secure credentials. From June 2000 to November 2001, Dr. Lazzouni was the Chief Operating Officer of Nexaweb Technologies, Inc., an enterprise Internet applications provider. Prior to that, he served as the Chief Technology Officer of the electronic commerce division of EMC Corporation and before that as the Chief Executive Officer of SIA Technology Corporation.

Ron van Os, 45, joined Viisage in October 2004 as Vice President, Products. Between December 2001 and October 2004, Mr. van Os was the Executive Vice President of Sales, Marketing and Business Development for Imaging Automation. Between August 2000 and October 2001 he served as Executive Vice President, Sales & Marketing of Targetbase, an Omnicom company. From March 1996 to July 2000 he held various sales management positions at American Airlines/Sabre. Prior to joining American Airlines/Sabre he was with Electronic Data Systems (referred to as EDS) from August 1982 to February 1996 where he held various international sales positions.

There are no family relationships among any of our executive officers and directors.

Audit Committee

The audit committee of the board of directors, comprised of Peter Nessen (chair), Thomas Reilly, and Charles Levine, meets at least quarterly to review our quarterly financial releases. Each member of the Audit Committee is “independent” within the meaning of Section 4200 of the National Association of Securities Dealers’ Marketplace Rules and as required pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended (referred to as the Exchange Act). The board of directors has determined that each of Messrs. Nessen and Reilly are qualified as an audit committee financial expert within the meaning of applicable regulations issued under the Exchange Act. The board of directors has adopted a written charter for the audit committee.

Code of Ethics

We have adopted a Code of Business Ethics and Standards of Conduct that applies to our directors, executive officers (including our principal executive, financial and accounting officers) and to all of our other employees. A copy of the Code of Business Ethics and Standards of Conduct will be provided to any person, without charge, upon receipt of a written request addressed to our Chief Financial Officer at our principal executive offices or an e-mail request addressed to investor@viisage.com.

Executive Compensation

Summary Compensation Table

The table below sets forth summary information concerning the compensation awarded to our Chief Executive Officer and our four other most highly compensated executive officers who were serving as executive officers as of December 31, 2005. The individuals listed below are referred to in this annual report as our “named executive officers”.

Name and Principal Position	Year Ended 12/31	Annual Compensation					Securities Underlying Options(3)	All Other Compensation(4)
		Salary		Bonus(1)		Restricted Stock Awards(2)
Bernard C. Bailey, President and Chief Executive Officer	2005 2004 2003	$ $ $	314,679 326,192 300,000	$ $ $	130,000 235,000 135,000	$51,790 — —	26,400 — 288,000	$ $ $	8,925 16,634 17,721

Iftikhar Ahmad, Senior Vice President of General Manager, Secure Credentials	2005 2004 2003	$ $ $	185,652 185,394 175,000	$ $ $	35,000 40,000 25,000	$31,076 — —	15,840 20,000 —	$ $ $	6,676 350 2,625

Mohamed Lazzouni, Senior Vice President and Chief Technology Officer	2005 2004 2003	$ $ $	190,613 184,393 140,000	$ $	45,000 40,000 —	$20,714 — —	58,560 65,000 25,000	$ $ $	8,925 457 4,251

James P. Ebzery, Senior Vice President, Customer Solutions	2005 2004 2003	$ $ $	225,000 219,844 215,000	$ $ $	55,000 60,000 60,000	$20,714 — —	29,440 — —	$ $ $	8,925 432 6,332

Ron van Os, Vice President and Chief Products Officer(5)	2005 2004 2003	$ $	210,613 36,346 —	$ $	10,000 — —	$23,307 — —	11,880 — —		$70,525 69 —

(1)	We currently maintain an Executive Incentive Compensation Plan for our executive officers and other key employees to motivate participants. Each participant in the Executive Incentive Compensation Plan may receive a bonus equal to a percentage of his or her base salary based upon our and each participant’s individual performance, as determined by success in meeting established goals approved by the Chief Executive Officer, for individual goals, or the board of directors, for the company’s goals. The compensation committee administers the plan.
(2)	During fiscal 2005, each of the named executive officers were granted shares of restricted stock under our 2005 Long-Term Incentive Plan. These shares vest in three equal installments on October 28, 2006, 2007 and 2008, respectively, provided that service as our employee has been continuous until the applicable day.
(3)	Options were granted under the Management Plan.
(4)

Amounts for 2005 include 401(k) plan company match of $8,400 for Messrs. Bailey, Ebzery and Lazzouni and of $6,151 for Mr. Ahmad. Mr. van Os was paid a retention bonus of $70,000 in 2005. Amounts for 2003 include 401(k) plan Company match of $6,000 for Mr. Bailey, $2,625 for Mr. Ahmad, and $5,572 for Mr. Ebzery. The plan permits pre-tax contributions by participants of up to 15% of base compensation or the statutory limit. We may make discretionary contributions to the plan, subject to certain limits. Participants are fully vested in their contributions and vest 20% per year in employer contributions. There was no company match in 2004. Amounts also include the dollar value of premiums paid by us on behalf of the individual for term life insurance under our life insurance and accidental death and dismemberment plan in 2004 and 2005.

(5)	Mr. van Os was hired in October 2004.

Compensation of Directors

Pursuant to the our 2001 Stock in Lieu of Cash Compensation for Directors Plan (referred to as the Director Compensation Plan), each non-employee director serving for a full year received aggregate compensation valued at $60,000 for his or her service as a director in 2005. Mr. Berube elected, in accordance with the Director Compensation Plan, to take all of this compensation in shares of our common stock valued at the closing price of $11.85 on the Nasdaq National Market on March 8, 2005. Accordingly, Mr. Berube received 5,063 shares of common stock. The remaining non-employee directors, Messrs. Nessen, Principato, Beck, Levine and Reilly and Ms. Mouchly-Weiss, elected, in accordance with the Director Compensation Plan, to take $30,000 of this compensation in common stock and $30,000 of this compensation in cash. Accordingly, each of these six directors received 2,534 shares of common stock. Mr. Nessen was paid an additional $5,000 in cash for his service as Chairman of the compensation committee, and Messrs. Levine and Reilly were each paid an additional $3,500 in cash for their services as chairmen of the nominating and governance committee and compensation committee, respectively. Directors did not receive any additional cash or fees for attending Board or committee meetings. However, we reimburse directors for their out-of-pocket expenses incurred in connection with any Board or committee meetings.

Non-employee directors serving for a full year also receive grants of nonqualified options under our 1996 Directors Stock Option Plan, as amended (referred to as the Director Option Plan). In March 2005, we granted each of the seven non-employee directors then serving on the Board an option to purchase 4,000 shares of common stock pursuant to the Director Option Plan, which options were fully vested upon grant.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board of directors consists of Thomas Reilly (chair), Harriet Mouchly-Weiss, and Peter Nessen, none of whom are our officers or employees. No interlocking relationship exists between our board or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Option Grants

Stock Options Granted During 2005

The following table sets forth information concerning individual grants of stock options made during 2005 to our named executive officers.

Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
					5%	10%
Bernard C. Bailey	26,400	4.4%	$11.43	10/28/15	$68,076	$168,575
Iftikhar Ahmad	15,840	2.6%	$11.43	10/28/15	$40,846	$101,145
James P. Ebzery	24,000	4.0%	$7.80	4/20/15	$42,251	$104,626
James P. Ebzery	10,560	1.8%	$11.43	10/28/15	$27,231	$67,430
Mohamed Lazzouni	48,000	8.0%	$7.80	4/20/15	$84,503	$209,252
Mohamed Lazzouni	10,560	1.8%	$11.43	10/28/15	$27,231	$67,430
Ron van Os	11,880	2.0%	$11.43	10/28/15	$30,634	$75,859

(1)	Options were granted under the Management Plan. Total of options granted does not include shares purchased pursuant to the Employee Stock Purchase Plan. All options listed vest in equal installments on the first, second, third and fourth anniversaries of the grant date.
(2)	In accordance with SEC rules, we have based our calculation of the potential realizable value on the term of the option at its time of grant, and we have assumed that:

•	The fair market value on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option; and

•	The option is exercised and sold on the last day of its term for the appreciated stock price.

These amounts are based on 5% and 10% assumed rates of appreciation and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Common Stock.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information concerning option exercises during 2005 and outstanding stock options held at the end of 2005 by our named executive officers.

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at 12/31/05 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 12/31/05 Exercisable/ Unexercisable(2)
Bernard C. Bailey	—	—	207,491/106,909	$1,916,185/$906,779
Mohamed Lazzouni	—	—	25,166/81,394	$170,896/$637,297
James P. Ebzery	16,000	$102,925	64,000/34,560	$480,640/$300,754
Iftikhar Ahmad	—	—	68,972/15,949	$313,181/$116,190
Ron van Os	—	—	11,866/11,880	$207,069/$73,478

(1)	Based on the difference between the exercise price of the option and the sales prices of the underlying shares of our common stock on the date of exercise.
(2)	Based on the difference between the exercise price of the option and $17.61 which was the closing price of our common stock on December 30, 2005 on the Nasdaq National Market.

Employment Agreements

In June 2002, we entered into a letter agreement with Bernard C. Bailey pursuant to which the Company offered Mr. Bailey the position of Chief Executive Officer of the company, with Mr. Bailey’s employment to commence on or before September 3, 2002. The agreement provides that we will pay Mr. Bailey an annual salary of $300,000 and a signing bonus of $85,000. Mr. Bailey is also eligible to receive a performance-based cash bonus. Additionally, the agreement provides that we will pay Mr. Bailey severance equal to twelve months’ salary if we terminate his employment without cause, provided that the severance payments would be reduced or eliminated if Mr. Bailey begins employment elsewhere during the twelve month severance period. Pursuant to the agreement, during the time of his employment with us and for a period of two years after his employment, Mr. Bailey cannot engage in any business that competes with our business, and he cannot solicit any of our employees. In addition, Mr. Bailey is required to maintain the confidentiality of our business information.

On August 14, 2002, Mr. Bailey was issued an option to purchase 288,000 shares of common stock with an exercise price of $8.375 per share, of which 50,000 options vest and become exercisable on January 1, 2003, 2004 and 2005 and the balance vest as our market capitalization reaches amounts between $400 million and $1 billion, provided he is employed by us on the vesting date. The vesting of Mr. Bailey’s options will be accelerated if there is a change in control of the company and the options fully vest if he is employed by us on May 14, 2012. The consummation of the merger will be a change of control in accordance with the terms of Mr. Bailey’s Option Agreement, which will result in the vesting of all of his options.

On February 13, 2006, we entered into an agreement with Mr. Bailey providing that if Mr. Bailey’s employment is terminated in connection with the merger we will pay Mr. Bailey severance equal to twenty-four months’ salary and extend the period he has to exercise his stock options from three to twelve months.

In October 2002, we entered into a letter agreement with James Ebzery pursuant to which we offered Mr. Ebzery the position of Senior Vice President, Sales and Marketing. In July 2005, we entered into a similar letter agreement with Bradley Miller, pursuant to which we offered Mr. Miller the position of Senior Vice President and Chief Financial Officer. The agreements provide that we will pay Mr. Ebzery and Mr. Miller annual base salaries of $215,000 and $225,000, respectively, subject to annual review by the compensation committee, and that each is eligible to receive a performance-based cash bonus.

In addition, during the employment of each of Mr. Ebzery and Mr. Miller with us and for a period of two years after the termination of the executive’s employment, each of the executives is restricted from engaging in any business that competes with our business and from soliciting any of our employees. The executives also have agreed to maintain the confidentiality of our business information.

The agreements further provide that Mr. Ebzery will receive an option under the Management Plan to purchase 80,000 shares of Common Stock with an exercise price of $10.10, and that Mr. Miller will receive an option under the Management Plan to purchase 100,000 shares of common stock with an exercise price of $11.23. The options granted to Mr. Ebzery vest in equal annual installments over three years and the options granted Mr. Miller vest in equal annual installments over four years, provided that in each case vesting will be accelerated if there is a change in control of the company. Additionally, the agreements provide that we will pay Mr. Ebzery severance equal to six months’ salary and Mr. Miller severance equal to 12 months’ salary if:

•	we terminate the executive’s employment other than for cause; or

•	the executive resigns from under circumstances in which we have failed to continue his employment in a position of Senior Vice President in the case of Mr. Ebzery, or in the position of Chief Financial Officer in the case of Mr. Miller, has reduced the executive’s compensation in bad faith or has changed the executive’s job location by more than 50 miles.

On February 13, 2006, we entered into an agreement with Mr. Miller providing for an extension of the period he has to exercise his stock options from three to twelve months if Mr. Miller’s employment is terminated in connection with the merger.

We have entered into agreements with Iftikhar Ahmad, Senior Vice President, Worldwide Services, and Mohamed Lazzouni, Senior Vice President and Chief Technology Officer, under which we will pay each of Mr. Ahmad and Mr. Lazzouni severance equal to six months’ salary if:

•	we terminate the executive’s employment other than for cause; or

•	the executive resigns under circumstances in which we have failed to continue his employment in a position of Senior Vice President, has reduced the executive’s compensation in bad faith or has changed the executive’s job location by more than 50 miles.

We had previously entered into a letter agreement with William K. Aulet pursuant to which we offered Mr. Aulet the position of Senior Vice President and Chief Financial Officer. Mr. Aulet’s employment with us was terminated in September 2005, and Mr. Aulet will receive $95,000 in severance payments which is equal to six months’ salary under the terms of the letter agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to our incorporation in Delaware on May 23, 1996 and our November 1996 initial public offering, we operated as the Viisage Technology Division of Lau. On November 6, 1996, Lau transferred substantially all of the assets and liabilities of its Viisage Technology Division to us in exchange for shares of our common stock. As of January 31, 2006, Lau directly owned approximately 7.5% of our issued and outstanding common stock.

On January 10, 2002, we acquired the assets of Lau Security Systems, a division of Lau, including all of its intellectual property, contracts and distribution channels. As a result of this transaction, certain obligations on our part to license intellectual property to Lau were terminated. We assumed certain liabilities related to the acquired business and will pay Lau a royalty of 3.1% of facial recognition revenues until June 30, 2014, up to a maximum of $27.5 million.

On February 14, 2004, we acquired all of the outstanding capital stock of Trans Digital Technologies Corporation (referred to as TDT). Upon the closing of this transaction, Mr. B.G. Beck, the former President and Chief Executive Officer of TDT, became the beneficial owner of more than 5% of our outstanding common stock and was appointed to our board of directors. In connection with the acquisition, we issued a promissory note payable to Mr. Beck in the principal amount of $15,300,000, which note was repaid in full in 2004.

Consulting Agreements

In connection with the purchase of the business of Lau Security Systems, we entered into consulting agreements with Denis K. Berube, Executive Vice President and Chief Operating Officer of Lau and the Chairman of our Board, and Joanna Lau, President and Chief Executive Officer of Lau and the beneficial owner of more than 5% our outstanding stock. Under the consulting agreements, each of Mr. Berube and Ms. Lau will receive annual compensation of $125,000. Each agreement terminates at the earlier of January 10, 2012 or the commencement of the consultant’s full-time employment elsewhere.

In connection with the acquisition of TDT, we entered into a consulting agreement with B.G. Beck, the former President and Chief Executive Officer of TDT. Immediately upon the completion of the acquisition, Mr. Beck was appointed to our board of directors. Mr. Beck is the beneficial owner of more than 5% of our outstanding stock. Under the consulting agreement, Mr. Beck receives annual compensation of $300,000. The consulting agreement terminates on February 14, 2006.

Relationship With L-1 Investment Partners, LLC

Investment in Viisage: On December 16, 2005, Aston Capital Partners, L.P., an affiliate of L-1, completed a $100 million investment in and became the beneficial owner of more than 5% of us. In accordance with the terms of the investment agreement, we issued to Aston warrants to purchase an aggregate of 1,600,000 shares of our common stock at an exercise price of $13.75 per share.

Board representation: Following the consummation of the L-1 investment, Robert LaPenta, a general partner of L-1, became the chairman of our board of directors.

Employment of L-1 general partners with Viisage: Following the merger between us and Identix, Mr. LaPenta will be the chairman of the board and Chief Executive Officer of the combined company. At the same time, James DePalma and Joseph Paresi, general partners of L-1, will become Executive Vice President and Chief Financial Officer, and Executive Vice President and Chief Marketing and Sales Officer, respectively, of the combined company. We compensated the foregoing individuals directly for their services, and no agreement is in place for the compensation of L-1 for their services.

Potential lease with L-1: Before the closing of the merger, we will cooperate with Identix in good faith to mutually agree on reasonable arm-length terms and conditions pursuant to which the corporate headquarters of the combined company will be moved to the present offices of L-1 in Stamford, Connecticut.

Non-competition agreement: As a condition to the closing of the merger, Viisage and L-1 will enter into a termination and noncompete agreement in form and substance satisfactory to Viisage and Identix which among other things, (1) terminates all arrangements (other than those specifically identified in such agreement) whereby L-1 and its affiliates provide financial, advisory, administrative or other services to us or our affiliates, and (2) prohibits L-1 and its affiliates from directly advising, performing services for, investing in or entering into any other agreement with any person that competes directly or indirectly with us or Identix, which includes without limitation in the word-wide biometric, credentialing and ID management business (other than with respect to investments of L-1 and its affiliates specifically identified in such agreement).

EXPERTS

The consolidated financial statements of Viisage Technology, Inc. as of December 31, 2003 and 2004 and for each of the three years in the period then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, included in this registration statement, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included herein in reliance given upon such reports given the authority of said firm as experts in auditing and accounting.

The financial statements incorporated in this joint proxy statement/prospectus by reference to Identix Incorporated’s Current Report on Form 8-K dated February 13, 2006 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Identix Incorporated for the year ended June 30, 2005 have been so incorporated in reliance on the reports (which contains an explanatory paragraph relating to Identix’ restatement of its financial statements as described in Note 2 to the financial statements and contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of SecuriMetrics, Inc. included in this joint proxy statement/prospectus have been included in reliance of the reports of RINA Accounting Corporation, given on the authority of such firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

Viisage

Stockholders may submit proposals on matters appropriate for stockholder action at subsequent annual meetings of stockholders consistent with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. For such proposals to be considered for inclusion in the Proxy Statement and Proxy relating to the Viisage 2006 annual meeting of stockholders, such proposals must be received by Viisage for inclusion in its proxy statement and proxy card relating to that meeting at a reasonable time prior to the date on which Viisage mails its proxy materials. Such stockholder proposals should be addressed to Viisage Technology, 296 Concord Road, Billerica, Massachusetts 01821, Attention: Corporate Secretary.

Pursuant to Rule 14a-4(c) of the Exchange Act, if a stockholder who intends to present a proposal at the Viisage 2006 annual meeting of stockholders does not notify Viisage of such proposal at a reasonable time prior to the date on which Viisage mails its proxy materials, then management proxies would be allowed to use their discretionary voting authority to vote on the proposal when the proposal is raised at the annual meeting, even though there is no discussion of the proposal in Viisage’s 2006 proxy statement.

Identix

If the merger occurs, there will be no Identix annual meeting of stockholders this year. In that case, Viisage stockholder proposals must be submitted to Viisage in accordance with the procedures described above.

If the merger is not completed, stockholder proposals that are intended to be presented at Identix’ 2006 annual meeting of stockholders that are eligible for inclusion in Identix’ proxy statement and related proxy materials for that meeting under the applicable rules of the SEC must be received by Identix not later than June 13, 2006 in order to be included. Such stockholder proposals should be addressed to Identix Incorporated, 5600 Rowland Road, Minnetonka, Minnesota 55343, Attention: Corporate Secretary.

If a stockholder wishes to present a proposal before the 2006 annual meeting of stockholders but does not wish to have the proposal considered for inclusion in the proxy statement and proxy card, the stockholder must also give written notice to us at the address written above. The required notice must be received by us at least 60 days prior to the meeting. If a stockholder fails to provide timely notice of a proposal to be presented at the Identix 2006 annual meeting of stockholders, the matter will not be considered at the meeting.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows Identix to “incorporate by reference” information into this joint proxy statement/prospectus, meaning that Identix can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Secure Computing has previously filed with the Securities and Exchange Commission.

IDENTIX INCORPORATED SECURITIES AND EXCHANGE COMMISSION FILINGS	PERIOD /FILING DATE
Annual Report on Form 10-K, as amended	Fiscal Year ended June 30, 2005

Quarterly Report on Form 10-Q	Three months ended September 30, 2005

Quarterly Report on Form 10-Q	Three months ended December 31, 2005

Current Reports on Form 8-K	Filed on January 12, 2006 and February 13, 2006

The description of Identix’ common stock contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act	Filed on December 4, 1992, as amended December 24, 1992

Identix is also incorporating by reference additional documents that it has filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the initial filing of the registration statement of which this joint proxy statement/prospectus is a part and the effectiveness of the registration statement, as well as between the date of this joint proxy statement/prospectus and the termination of the offering contemplated by this joint proxy statement/prospectus.

All information contained or incorporated by reference in this joint proxy statement/prospectus relating to Identix Incorporated has been supplied by Identix, and all information relating to Viisage Technology has been supplied by Viisage.

If you are a stockholder, you may have already received some of the documents incorporated by reference. Alternatively, you can obtain any of these documents through Identix or the Securities and Exchange Commission. Documents incorporated by reference are available from Identix, without charge. Stockholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from Identix at the following address:

Identix Incorporated

5600 Rowland Road

Minnetonka, Minnesota 55343

Attention: Corporate Secretary

(952) 932-0888

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE ON THE PROPOSALS TO IDENTIX AND VIISAGE STOCKHOLDERS IN CONNECTION WITH THE MERGER, AS THE CASE MAY BE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED                     , 2006. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF VIISAGE COMMON STOCK IN CONNECTION WITH THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

WHERE YOU CAN FIND MORE INFORMATION

Identix and Viisage file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these reports, statements or other information at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. Identix’ and Viisage’s Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Viisage has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Viisage common stock to be issued to Identix stockholders upon completion of the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Viisage in addition to being a proxy statement of Identix and Viisage for their respective meetings. As allowed by Securities and Exchange Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of Viisage common stock offered hereby and certain tax matters with respect to the merger will be passed upon for Viisage by Choate, Hall & Stewart LLP, Boston, Massachusetts. Certain tax matters with respect to the merger will be passed upon for Identix by Heller Ehrman LLP, Menlo Park, California.

I NDEX TO FINANCIAL STATEMENTS

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and the prevention and detection of misstatements. Projections of any evaluations of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission in “Internal Control-Integrated Framework.” Because of the material weaknesses described below, management believes that, as of December 31, 2004, the Company’s internal control over financial reporting was not effective.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board (United States) Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected in a timely basis by management or employees in the normal course of performing their assigned functions.

In performing its assessment, the Company’s management identified the following material weaknesses in the Company’s internal control over financial reporting:

•	Insufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions. Management determined that there were insufficient resources to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions, primarily related to acquisitions.

•	Control processes around information technology systems. Management determined that, with respect to the Company’s information technology systems, there was inadequate system security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans.

As described below, management has identified and begun implementing the steps they believe necessary to address the material weaknesses described above.

With respect to the lack of accounting resources, the Company:

•	Hired an experienced Accounting Manager with 17 years experience in three public companies who started in January 2005;

•	Hired an Assistant Controller who is a Certified Public Accountant with eight years of experience who started at the beginning of April 2005; and

•	Hired an experienced Business Systems Administrator with eight years of experience working on the same financial management and accounting system currently being implemented company-wide who started at the beginning of March 2005.

With respect to the Company’s information technology, or IT, systems, the Company:

•	Identified gaps in IT policies and procedures as noted above in November 2004;

•	Developed a detailed plan to remediate identified deficiencies which was completed in November 2004;

•	Completed policy and procedure documentation of all key processes in December 2004;

•	Implemented all identified general IT controls in the first quarter of 2005, other than those related to change control and access control of the newly-implemented financial application system and related spreadsheets;

•	Plans to complete implementation of all identified general IT controls in 2005; and

•	Hired a full-time IT manager with seven years experience who started at the beginning of March 2005.

There were no changes to any reported financial results that have been released by the Company in this or any other filing as a result of these identified deficiencies. The impact of the above conditions was relevant to the fiscal year ended December 31, 2004 only and did not affect the results of this period or any prior period. Management believes that the steps taken to date, along with certain other remediation plans it is currently undertaking, will address the material weaknesses that affected the Company’s internal controls over financial reporting in fiscal year 2004. Management will continue with its on-going evaluation and will improve the Company’s internal controls over financial reporting as necessary to assure their effectiveness. Notwithstanding, the effectiveness of the Company’s system of internal control over financial reporting is subject to certain limitations, including the exercise of management’s judgment in evaluating the same. As a result, there can be no assurance that the Company’s internal controls over financial reporting will prevent all errors.

Management has evaluated the other internal control processes deemed to be significant for 2004 and has determined that there are no deficiencies in those processes that constitute significant deficiencies or material weaknesses.

In conducting the Company’s evaluation of the effectiveness of its internal control over financial reporting, management determined that the internal control over financial reporting of Viisage Technology AG, Trans Digital Technologies Corporation, Imaging Automation, Inc. would be excluded from the fiscal 2004 internal control assessment, as permitted by the Securities and Exchange Commission.

In January 2004, Viisage Technology AG (formerly ZN Vision Technologies AG) was acquired for an aggregate purchase price of approximately $31.6 million. Viisage AG contributed approximately 2.1% of the Company’s total revenue in 2004 and accounted for approximately 1.3% of the total assets at December 31, 2004. In February 2004, Trans Digital Technologies Corporation was acquired for an aggregate purchase price of approximately $56.6 million. Trans Digital Technologies contributed approximately 36.5% of the Company’s total revenue in 2004 and accounted for approximately 8.6% of its total assets at December 31, 2004. In October 2004, Imaging Automation, Inc. was acquired for an aggregate purchase price of approximately $39.8 million. Imaging Automation contributed approximately 1.1% of the Company’s total revenue in 2004 and accounted for approximately 1.7% of its total assets at December 31, 2004. See Note 12 to the consolidated financial statements for further discussion of these acquisitions and their impact on the Company’s consolidated financial statements.

The Company’s independent registered public accounting firm, BDO Seidman, LLP, has issued an audit report on management’s assessment of the Company’s internal control over financial reporting, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Viisage Technology, Inc. did not maintain an effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management identified two material weaknesses in their internal control processes: the lack of sufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions and the lack of control processes around information technology systems. Management of Viisage Technology, Inc is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Viisage Technology AG (“Viisage AG”) which was acquired in January 2004 and whose financial statements reflect total assets and revenues constituting 1.3% and 2.1%, respectively, and Trans Digital Technologies Corporation (“TDT”) which was acquired in February 2004 and whose financial statements reflect total assets and revenues constituting 8.6% and 36.5%, respectively, and Imaging Automation, Inc. (“iA”) which was acquired in October 2004 and whose financial statements reflect total assets and revenues constituting 1.7% and 1.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at Viisage AG, TDT and iA. See Note 12 to the consolidated financial statements for further discussion of these acquisitions and their impact on the Company’s consolidated financial statements.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment: In its assessment as of December 31, 2004, management identified as a material weaknesses the lack of sufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and effectively evaluate and resolve non-routine and/or complex accounting transactions and the lack of control processes around information technology systems. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2004 financial statements of Viisage Technology, Inc., and this report does not affect our report dated June 24, 2005 on these financial statements.

In our opinion, management’s assessment that Viisage Technology Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Viisage Technology Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

Boston, Massachusetts

June 24, 2005

/s/    BDO SEIDMAN, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Viisage Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Viisage Technology, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8, eight putative class action lawsuits were filed in the United States District Court for the District of Massachusetts against the Company and certain of its officers and directors, alleging violations of the federal securities laws arising out of purported misrepresentations in the guidance provided by the Company on its anticipated financial results for fiscal 2004 following the release of the Company’s 2004 second and third quarter results, which allegedly artificially inflated the price of the Company’s stock during the period May 3, 2004 through March 2, 2005. The Company is not able to estimate the amount of the loss allegedly suffered by members of the putative class or the amount of legal costs and internal efforts associated with defending itself and its officers and directors. If the Company is unsuccessful in defending itself in this litigation, these lawsuits could adversely affect its business, financial condition, results of operations and cash flows as a result of the damages that the Company would be required to pay. See Note 8 for further information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viisage Technology, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and have issued our report thereon dated June 24, 2005 which expressed an unqualified opinion on management’s assessment that Viisage Technology, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, and an adverse opinion on the Company’s effectiveness of internal control over financial reporting as of December 31, 2004.

/s/    BDO SEIDMAN, LLP

Boston, Massachusetts

June 24, 2005

VIISAGE TECHNOLOGY, INC.

Consolidated Balance Sheets

(In thousands, except numbers of shares)

	December 31,
	2004	2003
Assets
Current assets:
Cash	$11,309	$6,666
Accounts receivable	17,075	7,057
Inventories and other costs and estimated earnings in excess of billings	3,382	4,050
Other current assets	1,213	439

Total current assets	32,979	18,212
Property and equipment, net	19,917	25,088
Goodwill	93,507	—
Intangible assets, net	26,046	2,693
Restricted cash	—	6,311
Other assets	3,180	2,176

	$175,629	$54,480

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$15,279	$6,851
Current portion of project financing	281	3,734
Current portion of related party notes	—	1,740
Current deferred revenue	1,992	—
Other current liabilities	194	—

Total current liabilities	17,746	12,325
Project financing, net of current portion	149	5,813
Related party notes, net of current portion	—	2,334
Deferred tax liability	859	—
Deferred revenue, net of current portion	1,717	—
Other liabilities	368	—

Total liabilities	20,839	20,472

Commitments and contingencies
Shareholders’ Equity:
Common stock, $0.001 par value; 75,000,000 shares authorized; 47,724,209 and 23,892,772 shares issued and outstanding at December 31, 2004 and 2003, respectively	48	24
Additional paid-in capital	204,138	76,061
Accumulated deficit	(49,074)	(42,077)
Accumulated other comprehensive loss	(322)	—

Total shareholders’ equity	154,790	34,008

	$175,629	$54,480

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Consolidated Statements of Operations

(In thousands, except per share data)

	For the Years Ended December 31,
	2004	2003	2002
Revenue	$67,466	$37,371	$32,302
Cost of revenue	48,201	27,844	25,239

Gross margin	19,265	9,527	7,063

Operating expenses:
Sales and marketing	7,028	5,282	5,368
Research and development	4,431	3,650	4,457
General and administrative	9,838	5,110	5,069
Impairment of contract assets	2,000	—	—
Restructuring charges	—	—	824

Total operating expenses	23,297	14,042	15,718

Operating loss	(4,032)	(4,515)	(8,655)
Interest income	162	99	196
Interest expense	(1,933)	(1,068)	(1,071)
Other income (expense), net	(235)	18	—

Loss before income taxes and cumulative effect of change in accounting principle	(6,038)	(5,466)	(9,530)
Provision for income taxes	(959)	(63)	—

Loss before cumulative effect of change in accounting principle	(6,997)	(5,529)	(9,530)
Cumulative effect of change in accounting principle	—	(12,131)	—

Net loss	$(6,997)	$(17,660)	$(9,530)

Basic and diluted loss per share before cumulative effect	$(0.18)	$(0.26)	$(0.48)

Cumulative effect of change in accounting principle	$—	$(0.56)	$—

Basic and diluted net loss per share	$(0.18)	$(0.82)	$(0.48)

Weighted average basic and diluted common shares outstanding	38,664	21,445	20,046

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss

(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total	Comprehensive Loss

Balance, December 31, 2001	$20	$61,161	$(14,887)	$—	$46,294
Exercise of employee stock options	—	974	—	—	974
Common stock issued for services	—	699	—	—	699
Common stock issued under employee stock purchase plan	—	51	—	—	51
Contributed capital from Lau Acquisition	—	576	—	—	576
Net loss	—	—	(9,530)	—	(9,530)	$(9,530)

Balance, December 31, 2002	20	63,461	(24,417)	—	39,064
Exercise of employee stock options	—	72	—	—	72
Common stock issued for services	—	319	—	—	319
Common stock issued under employee stock purchase plan	—	26	—	—	26
Private placement of common stock, net	4	12,183	—	—	12,187
Net loss	—	—	(17,660)	—	(17,660)	(17,660)

Balance, December 31, 2003	24	76,061	(42,077)	—	34,008
Exercise of employee stock options	1	2,275	—	—	2,276
Common stock issued for assets and directors fees	—	934	—	—	934
Common stock issued under employee stock purchase plan	—	55	—	—	55
Common stock issued for acquisitions	15	77,050	—	—	77,065
Stock option plans assumed	—	8,635	—	—	8,635
Private placement of common stock, net	—	1,707	—	—	1,707
Public offering of common stock, net	8	37,421	—	—	37,429
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	(322)	(322)	(322)
Net loss	—	—	(6,997)	—	(6,997)	(6,997)

Comprehensive loss	—	—	—	—	—	$(7,319)

Balance, December 31, 2004	$48	$204,138	$(49,074)	$(322)	$154,790

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2004	2003	2002
Cash Flow from Operating Activities:
Net loss	$(6,997)	$(17,660)	$(9,530)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	10,822	6,806	7,197
Impairment of contract assets	2,000	—	—
Gain on sale of equipment	—	(18)	—
Expenses paid in common stock	333	319	380
Impact of cumulative effect of change in accounting principle	—	12,131	—
Loss (gain) on disposal of fixed assets	(24)	38	132
Loss on disposal of intangible assets	—	118	75
Change in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(6,794)	303	(2,022)
Inventories and costs and estimated earnings in excess of billings	1,296	1,402	289
Other current assets	(311)	(100)	(38)
Accounts payable and accrued expenses	3,810	1,101	406

Net cash provided by (used for) operating activities	4,135	4,440	(3,111)

Cash Flow from Investing Activities:
Restricted cash	6,311	1,093	(7,404)
Cash paid for acquisitions, net of cash acquired	(14,248)	(1,293)	(2,822)
Additions to property and equipment	(2,555)	(8,195)	(5,702)
Proceeds from sale of equipment	—	35	—
Increase in other assets	(2,500)	(352)	(899)

Net cash used for investing activities	(12,992)	(8,712)	(16,827)

Cash Flow from Financing Activities:
Net proceeds from project financing	4,273	3,318	4,500
Principal payments on project financing	(17,690)	(6,877)	(4,037)
Principal payments on related party debt	(14,546)	—	—
Net proceeds from issuance of common stock	41,467	12,285	1,025

Net cash provided by financing activities	13,504	8,726	1,488

Effect of exchange rate changes on cash	(4)	—	—

Net increase (decrease) in cash and cash equivalents	4,643	4,454	(18,450)
Cash and cash equivalents, beginning of year	6,666	2,212	20,662

Cash and cash equivalents, end of year	$11,309	$6,666	$2,212

Supplemental Cash Flow Information:
Cash paid for interest	$1,688	$1,078	$944
Non-cash Transactions:
Equipment purchased under capital leases	$—	$2,071	$—
Directors fees paid in common stock	$333	$300	$380
Assets contributed from Lau Acquisition Corp.	$—	$—	$576
Common stock issued for private placement costs	$—	$—	$319
Patents acquired in common stock	$601	$19	$—

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Viisage Technology, Inc. (“Viisage” or the “Company”) provides advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy. The Company’s identity solutions are specifically designed for the identification of people and include secure credentialing, biometrics, automated document authentication and real-time identity databases, as well as systems design, development, integration and support services. These identity solutions enable Viisage’s customers to manage the entire lifecycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Viisage’s customers use its solutions to help solve the following three critical problems in identity verification and management:

•	assurance that the identification document is authentic and has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document; and

•	verification of the privileges the individual is entitled to at a particular point in time.

The Company’s advanced technology identity solutions enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy utilizing secure credential provisioning and authentication systems, biometric technology and the creation, enhancement and/or utilization of identity databases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Biometrica Systems, Inc., Viisage Technology AG, Trans Digital Technologies Corporation (TDT) and Imaging Automation, Inc. for the year ended December 31, 2004. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Biometrica Systems, Inc. for the years ended December 31, 2002 and 2003. Operating results for Viisage AG, Trans Digital Technologies Corporation and Imaging Automation, Inc. are included from their dates of acquisition. All significant inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory and Suppliers

Viisage obtains certain hardware components and complete products from a limited group of suppliers. This reliance on these suppliers involves significant risks, including reduced control over quality and delivery schedules. Any financial instability of these manufacturers or contractors could result in the Company having to find new suppliers. Due to this reliance, Viisage may experience significant delays in manufacturing and shipping products to customers if it loses these sources or if supplies from these sources are delayed. As a result, the Company may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. Furthermore, the Company does not carry significant inventories of the products it purchases, and it has no guaranteed supply arrangements with its vendors. A loss of a significant vendor could delay sales and increase the Company’s costs.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

Computation of Net Income (Loss) per Share

Viisage follows Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, where basic earnings (loss) per share is computed by dividing income (loss) attributable to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings (loss) per share is similar to the basic earnings (loss) per share computation except the denominator is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, the numerator is adjusted for any changes in income or loss that would result from the assumed conversions of those potential shares.

Basic and diluted earnings (loss) per share calculations are as follows (in thousands):

Year Ended December 31,	2004	2003	2002
Net loss attributable to common shareholders used in basic and diluted net loss per share	$(6,997)	$(17,660)	$(9,530)

Weighted average common shares used in basic net loss per share	38,664	21,445	20,046
Effect of dilutive securities	—	—	—

Weighted average common shares and dilutive potential common shares used in dilutive net loss per share	38,664	21,445	20,046

Basic and diluted net loss per share	$(0.18)	$(0.82)	$(0.48)

The diluted per share amounts do not reflect the impact of options outstanding, or stock warrants, for approximately, 5,866,000, 4,152,000 and 3,382,000 shares at December 31, 2004, 2003 and 2002, respectively because the effect of each is antidilutive.

Revenue and Cost Recognition

The Company delivers document issuance solutions primarily to federal and state government customers. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

Product revenue on contracts where title to the products pass to the customer mainly consist of printing system components and consumables including printers, secure coating, ribbon, film, document authentication products and other parts. Revenue on products is recognized when the products are accepted by the customer. Services revenue under these contracts consists of maintenance services on the Company’s installed base of printing systems and document authentication products. The Company also provides on-site technical support and consulting services to its customers primarily in the federal government marketplace. Revenue on fixed price services is recognized over the service period and approximates the timing of the services rendered. Revenue on time and material services is recognized as the services are rendered. Expenses on all services are recognized when the costs are incurred.

During the third quarter of 2003, Viisage adopted the provisions of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, (EITF 00-21), on a cumulative basis as of January 1, 2003. EITF 00-21 governs how to determine whether separate units of accounting exist in a revenue arrangement with multiple deliverables and, if so, how the arrangement consideration should be allocated among separate units of accounting. The operating results for the year ended December 31, 2003 reflect the cumulative

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

effect of this change in accounting principle in 2003 which was a non-cash charge of $12.1 million. When elements such as products and services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value.

Viisage has contracts, generally with state governments for the production of drivers’ licenses and other identification credentials, where it has determined that the contract has multiple elements and where the title to equipment installed to produce these credentials does not pass to the customer. Under these contracts, the first element consists of hardware, system design, implementation, training, consumables management, maintenance and support which is accounted for as equipment and related executory services under lease in accordance with SFAS No. 13. The second element consists of customized software which is accounted for as a long term contract in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, (SOP 97-2), and Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, (SOP 81-1), on a units of delivery method of measurement.

Costs related to the hardware element of these contracts are capitalized on the balance sheet and are depreciated over the contract term beginning when the system goes into service. The delivery of these credentials typically requires the Company to customize, design, and install equipment and software at customer locations, as well as perform training, supply consumables, maintain the equipment and provide support services. Nonperformance of training, consumables management, maintenance and support services would prevent receipt of payment for the costs incurred in the customization, design and installation of the system. EITF 00-21 limits the amount of revenue allocable to the customization, design and installation of the system to the amount that is not contingent upon the production of credentials. Revenue on these contracts under EITF 00-21 is earned based on, and is contingent upon, the production of credentials from the system. Due to the contingent performance of credential production in secure credentials contracts, the Company defers revenue recognition for the system design and installation phase of such contracts, including customized software and equipment, and recognizes revenue as credentials are produced.

Costs related to the customized software used in drivers’ license contracts are capitalized on the balance sheet during the period in which the Company is designing and installing the system and are amortized over the contract term beginning when the system goes into service. Revenue related to this Viisage’s drivers’ license contracts is recorded as credentials are produced by the system.

The Company’s contracts related to the delivery of drivers’ licenses and identification credentials typically provide that the state department of transportation, or similar agency, will pay a fixed price per credential produced utilizing a system that the Company designs, implements and supports. The Company’s fixed pricing includes charges for the use of the system, materials and the data that is stored on the credentials. Prices under these contracts vary depending on, among other things:

•	design and integration complexities;

•	nature and number of workstations and sites installed;

•	projected number of secure credentials to be produced;

•	size of the database;

•	level of post-installation involvement that will be required of the Company; and

•	competitive environment.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

Other identity solutions contracts typically provide for the development, customization and installation of face recognition systems for government agencies, law enforcement agencies and businesses. These contracts are generally on a fixed price basis, and include milestones and acceptance criteria for the various deliverables under the contract. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the size of the database, the level of post-installation support and the competitive environment. In certain cases, the Company provides licenses of off-the-shelf versions of its face recognition software on a per-user basis.

Viisage recognizes revenue under these contracts using the percentage-of-completion methodology in accordance with SOP 81-1. The Company uses the percentage-of-completion methodology to account for revenue under these contracts because:

•	a high level of certainty exists regarding expected cash flows from these contracts; and

•	a reliable basis exists for estimating the percentage of the contract that will be completed at the end of the accounting period.

The Company measures the percentage complete as costs are incurred or based on milestones. These milestones are specific events or deliverables clearly identified in the contract and can include customized systems, installation and services as defined by the contract. When milestone measures are used, billings occur and revenue is recognized when scheduled performance milestones and customer acceptance criteria have been achieved. The Company recognizes revenue based on the total milestone billable to the customer less revenue related to any future maintenance requirements. Billings occur under these contracts when the milestone is delivered and accepted by the customer. On contracts where milestones are not used, the Company generally recognizes revenue on a cost-to-cost basis using direct labor dollars as the method of measurement.

Viisage records costs and estimated earnings in excess of billings under these contracts as current assets. When elements such as products and services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value.

Revenue related to software licenses of off-the-shelf face recognition software is recognized in accordance with SOP 97-2. For these software licenses the Company recognizes revenue when:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the sales price is fixed or determinable;

•	collection is probable; and

•	post delivery obligations have established fair values.

On identity solutions contracts where the arrangement consists of build-to-suit software and solution design during the installation phase of the project, as well as ongoing services under a long-term contract, Viisage applies the criteria in EITF 00-21 to separate the SOP 81-1 deliverables, the installation services, from the non SOP 81-1 deliverables, ongoing maintenance and support services. On these contracts Viisage allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when the element is sold separately generally determines fair value.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

Restricted Cash

There are no restrictions on cash as of December 31, 2004. Approximately $6.3 million of cash as of December 31, 2003, was restricted as to use under the Company’s prior term loan agreement.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments including, accounts receivable, accounts payable, project financing and related party notes approximate fair values primarily due to their short-term nature.

Accounts Receivable and Concentrations of Credit Risk

Accounts receivable are principally due from government agencies and contractors to government agencies under long-term contracts. Billings rendered in connection with work performed are in accordance with the terms of the contract and collateral is not required. Management periodically reviews accounts receivable for possible uncollectible amounts. In the event management determines a specific need for an allowance, a provision for doubtful accounts is provided. As of December 31, 2004 and 2003, management determined that no allowance for doubtful accounts was necessary.

For the year ended December 31, 2004, two customers, Telos Corporation (U.S. Department of Defense) and U.S. Department of State each accounted for over 10% of the Company’s revenue and an aggregate of 31% of revenue for the year. As of December 31, 2004, the accounts receivable balances for these customers totaled approximately $6.5 million. For the year ended December 31, 2003, two customers, Pennsylvania Department of Transportation and Illinois Secretary of State, each accounted for more than 10% of the Company’s revenue and an aggregate of 26% of the Company’s revenue. As of December 31, 2003, the accounts receivable balances for these customers was $1.4 million.

Inventories and Other Costs and Estimated Earnings in Excess of Billings

Inventories are stated at the lower of cost or market, net of a reserve for obsolete and slow moving items. Viisage uses the first-in, first-out (“FIFO”) method to determine costs of consumables inventory related to its drivers’ license contracts. The Company evaluates inventory on a quarterly basis for obsolete or slow-moving items to ascertain if the recorded allowance is reasonable and adequate. Costs and estimated earnings in excess of billings consist of the measurement of work performed on milestone projects based on the costs incurred and not yet billed.

Property and Equipment

Property and equipment are recorded at cost or at fair value for items acquired under capital leases. Depreciation and amortization are calculated using the straight-line or accelerated methods over the estimated useful lives of the related assets (3 to 7 years) or the remaining lease term, whichever is shorter.

System assets related to the hardware and customized software elements of Viisage’s drivers’ license contracts are depreciated over the related contract terms using the straight-line method beginning when the system goes into service. The straight line method approximates the ratio that current gross revenues for the contract bear to the total of current and anticipated future gross revenues for that contract in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

Intangible Assets

Intangible assets primarily consist of completed technology, patents, customer lists and other assets primarily arising from the acquisition of a business or business assets. These intangible assets are amortized using the straight-line method over their estimated useful lives of 5 to 17 years.

	December 31,		Weighted Average Useful Life
	2004	2003
Gross carrying amount (in thousands):
Patents	$492	$606	17 years
Completed technology	11,959	2,384	5 years
Customer lists	1,328	596	10 years
Acquired contracts	16,200	—	5 years
Non-competition agreements	490	—	2 years
Tradename and trademarks	150	—	3 years

Total intangible assets	30,619	3,586

Accumulated amortization:
Patents	(59)	(80)
Completed technology	(1,538)	(703)
Customer lists	(125)	(110)
Acquired contracts	(2,782)	—
Non-competition agreements	(59)	—
Tradename and trademarks	(10)	—

Total accumulated amortization	(4,573)	(893)

Intangible assets, net	$26,046	$2,693

Amortization expense related to intangible assets was $4.3 million, $526,000 and $360,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Estimated amortization of Viisage’s intangible assets as of December 31, 2004, for the next five fiscal years is as follows (in thousands):

Estimated amortization expense (intangible assets only)
For the year ended December 31, 2005	$5,781
For the year ended December 31, 2006	5,264
For the year ended December 31, 2007	5,042
For the year ended December 31, 2008	4,332
For the year ended December 31, 2009	1,472

Goodwill

Viisage follows SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires the Company to test goodwill for impairment on an annual basis, and between annual tests in certain circumstances, and to write down goodwill when impaired. These events or circumstances generally would include the occurrence of operating losses or a significant decline in earnings associated with the asset. The Company evaluates goodwill for impairment using the two-step process as prescribed in SFAS No. 142. The first step is to compare the fair value of the reporting unit to the carrying amount of the reporting unit. If the carrying amount exceeds the fair value, a second step must be followed to calculate impairment. Otherwise, if the fair value of the reporting unit exceeds the carrying amount, the goodwill is not considered to be impaired as of the measurement date. The Company performed the initial step by comparing the Company’s fair market value of the reporting

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

units as determined by considering a number of factors, including an independent valuation that assessed the fair value of the Company based on a comparison of the Company to comparable firms using the guideline company method and comparable transaction method. Viisage also considered future discounted cash flows as compared to the carrying amount to assess the recoverability of the goodwill asset. Based upon these tests, Viisage determined that the fair value exceeded the carrying amount resulting in no impairment. If impairment had occurred, any excess of carrying value over fair value would have been recorded as an impairment charge. A rollforward of goodwill for the year ended December 31, 2004 is as follows (in thousands):

Goodwill at December 31, 2003	$—
Goodwill from acquisitions in 2004	93,507
Impairment identified in 2004	—

Goodwill at December 31, 2004	$93,507

Long Lived Assets

The Company evaluates long-lived assets with finite lives, such as intangible assets, property and equipment and certain other assets, for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Viisage records an impairment charge whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

In the fourth quarter of 2004, the Company recorded an impairment charge of $2.0 million related to a write-down of certain system assets associated with its contract to produce drivers’ licenses in the state of Georgia. This impairment was the result of a Georgia court’s grant of summary judgment, during that quarter, in favor of Georgia’s Department of Motor Vehicle Safety, or DMVS, in connection with litigation brought by one of the Company’s competitors in March 2003 alleging that the DMVS did not comply with its own bid process when it selected Viisage as the vendor for its new digital drivers’ license program. The summary judgment negated a prior settlement between Viisage and the state that would have provided Viisage with a payment of $2.0 million upon the cancellation of its contract. Due to the uncertainty of future cash flows from this settlement to support the book value of certain system assets installed, the Company has identified $2.2 million of assets deployed within the state that it has deemed to have no alternative use. We reduced the recorded value of these assets from approximately $2.2 million to their estimated fair value of approximately $200,000 based on our estimate of realizable value from liquidation of these assets, which resulted in a $2.0 million charge in the fourth quarter of 2004. Viisage also has evaluated for impairment the remaining $2.9 million in assets being retained by Viisage from the Georgia contract. These consist of approximately $1.1 million of assets that the Company anticipates using in Georgia if it wins the contract based on the new request for proposals, approximately $150,000 of assets that the Company anticipates could either be used in Georgia under a new contract or used in other projects, and approximately $1.6 million of assets constituting the Company’s central production facility in Georgia. Based upon its current probability-weighted estimate of cash flows, the Company has determined that these assets are not currently impaired. While the Company believes it can utilize these assets either in Georgia, if it wins the new contract, or on alternative projects, to the extent that Viisage is unable to utilize these assets or realize value through a sale of these assets or reach a new settlement with DMVS regarding these assets, the Company would be required to take a further charge to earnings.

Research and Development Costs

Research and development costs are charged to expense as incurred. In addition, for the years ended December 31, 2004, 2003 and 2002 the Company has certain time and materials contracts to perform services that result in conceptual formulation and design of possible product or process alternative or testing of such with

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

the U.S. Federal Government. The Company generally retains the right to the data and results of its research and development efforts. The Company’s time and materials contracts do not meet the criteria of funded research as defined in SFAS No. 2. The Company recognized revenue of $1.0 million, $2.5 million and $1.6 million related to these contracts during 2004, 2003 and 2002, respectively.

The Company does have other funded research that meets the requirements of SFAS No. 2 for the year ended December 31, 2004. We received funding of $800,000 from these contracts in 2004 which were recorded as an offset to research and development expenses when earned.

Software Costs

The Company reviews software development costs incurred in accordance with the provisions of SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, which requires that certain costs incurred in the development of computer software to be sold or leased be capitalized once technological feasibility is reached. For the year ended December 31, 2004, the Company capitalized $295,000 in software development costs, which is being amortized over three years. For the year ended December 31, 2003 the Company did not capitalize any software development costs because development costs incurred subsequent to the establishment of technological feasibility were not material. For the year ended December 31, 2002, the Company capitalized $207,000 in software development costs, which is being amortized over three years. Viisage recorded amortization expense of $85,000, $69,000 and $34,000 related to these assets in fiscal 2004, 2003 and 2002, respectively.

Costs related to software developed for internal use are expensed as incurred until technological feasibility has been reached. Costs for externally purchased software are capitalized and depreciated over their estimated useful life not to exceed five years.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Due to the uncertainty surrounding the realization of net deferred tax assets, Viisage has provided a full valuation allowance against this amount.

Comprehensive Income (loss)

In accordance with SFAS No. 130, “Reporting Comprehensive Income,” the Company reports accumulated other comprehensive income (loss) in its Consolidated Balance Sheets. Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), which includes current period foreign currency translation adjustments. Other comprehensive income (loss) consists of unrealized translation losses in accordance with SFAS No. 52, “Foreign Currency Translation” of $322,000 for the year ended December 31, 2004. The Company had $322,000 of accumulated other comprehensive loss as of December 31, 2004. There were no components of other comprehensive income (loss) for the years ended December 31, 2003 and 2002.

Stock-Based Compensation

The Company accounts for its employees stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, utilizing the intrinsic value method. SFAS No.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

123, Accounting for Stock-Based Compensation, established a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure only alternative under SFAS No. 123 for its employees stock-based compensation awards, which requires disclosure of the pro forma effects on net loss and net loss per share as if SFAS No. 123 had been adopted as well as certain other information.

A reconciliation of net loss as reported to pro-forma net loss and a presentation of per share amounts follows (in thousands except per share amounts):

	For the Year Ended December 31,
	2004	2003	2002
Net loss as reported	$(6,997)	$(17,660)	$(9,530)

Add: stock based employee compensation expense included in reported net income (loss), net of tax	21	—	—

Deduct: total stock based employee compensation determined under fair value based method for all awards, net of tax	(3,360)	(3,038)	(2,279)

Pro forma net loss	$(10,336)	$(20,698)	$(11,809)

Net loss per share:
Basic and diluted, as reported	$(0.18)	$(0.82)	$(0.48)
Basic and diluted, pro forma	$(0.26)	$(0.97)	$(0.59)

Foreign Currency Translation

Assets and liabilities of the Company’s operations in Germany are denominated in Euros and are translated into U.S. dollars at exchange rates as of December 31, 2004. Income and expense accounts are translated into U.S. dollars at the average rates of exchange prevailing during the period. The Company did not have operations in Germany during 2003. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in other comprehensive loss with the accumulated other comprehensive loss included as a separate component in shareholders’ equity in accordance with SFAS No. 130. Other expense included approximately $235,000 for the year ended December 31, 2004 was the result of realized and unrealized losses, net of realized gains, related to foreign currency fluctuations on purchases that Viisage made in Japanese Yen in 2004.

Advertising Costs

Advertising costs are charged to expense as incurred and consist of costs of producing advertising and sales-related collateral materials. Advertising expense for the years ended December 31, 2004 and 2003 were $11,000 and $10,000, respectively. There were no advertising expenses for the year ended December 31, 2002.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or the FASB, issued SFAS 151, Inventory Costs, An Amendment of ARB 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. The Company is required to adopt SFAS No. 151 on January 1, 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R), which will be effective in the Company’s first quarter of fiscal 2006. As permitted by SFAS 123, the Company

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock option grants or the discounts the Company provides under its employee stock purchase plans. Accordingly, the adoption of SFAS 123R’s fair value method will significantly increase the Company’s recognized employee compensation expense, thereby reducing net income and earnings per share. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on the market value and the amount of share-based awards granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in Note 11 below, “Shareholders’ Equity”. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current guidance. This requirement will reduce the Company’s net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be in the future.

In December 2004, the FASB issued FASB Staff Position, (FSP 109-1), Application of FASB Statement 109, “Accounting for Income Taxes”, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP No. 109-1 states that the impact of this deduction should be accounted for as a special deduction rather than a rate reduction. It was effective immediately and has no impact on Viisage’s 2004 consolidated financial statements.

In December 2004, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004. FSP No. 109-2 grants a waiver to SFAS No. 109 requirement to account for the impacts of new legislation in the period of enactment. It was effective immediately and had no impact on Viisage’s 2004 consolidated financial statements.

In December, 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion 29, “Accounting for Nonmonetary Transactions.” SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 153 and does not believe the adoption of SFAS No. 153 will have a material impact on Viisage’s financial condition, results of operations and liquidity.

3. RELATED PARTY TRANSACTIONS

Debt

In May 2003 the Company entered into a loan agreement with Lau Technologies (“Lau”) which is a significant shareholder of Viisage, which provided for four term notes aggregating $7.3 million but not to exceed an outstanding principal balance of $7.0 million at any point in time. Two of these term notes, in the amounts of approximately $1.6 million and $287,000, replaced existing system finance lease obligations the Company had with a commercial leasing organization. These finance lease obligations were paid in full with the proceeds of the two new term notes. The remaining two new term notes with borrowing limits of $3.0 million and $2.5 million, were additional financing related to two new state contracts. All four new term notes bore interest at a rate of 8.5%. The Company believes that the terms of this loan agreement were the same as the terms that would have been provided by an unaffiliated lender. As of December 31, 2004 the obligations under this loan agreement were paid in full and the agreement has been terminated. Interest expense related to these term notes was $262,000 for the year ended December 31, 2004 (See Note 6 for further information).

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

Other

On January 10, 2002, the Company acquired the assets of Lau Security Systems, including technology, patents, contracts and distribution channels. In return, the Company agreed to pay Lau a royalty of 3.1% of face recognition revenues through June 30, 2014, up to a maximum of $27.5 million and assume certain liabilities related to the acquired business. Royalty expense included in operating expenses was approximately $101,000, $184,000 and $101,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Viisage provided administrative services for Lau for an annual fee of approximately $19,000, $109,000 and $114,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

A use and occupancy agreement with Lau required the Company to pay its proportionate share of the cost of shared facilities and office services including rent, insurance, property taxes, utilities and other operating expenses, based on square footage or equipment utilized. For the years ended December 31, 2003 and 2002 fees paid under this use and occupancy agreement were $725,000 and $699,000. This agreement was terminated in January 2004.

At December 31, 2004 there was no outstanding accounts receivable balance due from or accounts payable balance due to Lau. At December 31, 2003 there was no accounts receivable balance due from Lau and there was $23,000 of accounts payable due to Lau.

In connection with the purchase of the business of Lau Security Systems, the Company entered into consulting agreements with Denis K. Berube, Executive Vice President and Chief Operating Officer of Lau and Chairman of the Viisage Board of Directors, and Joanna Lau, President and Chief Executive Officer of Lau. Under the consulting agreements, each of Mr. Berube and Ms. Lau will receive annual compensation of $125,000. Each agreement terminates at the earlier of January 10, 2012 or commencement of the consultant’s full-time employment elsewhere.

In connection with the acquisition of Trans Digital Technologies Corporation (TDT) in February 2004, the Company issued a promissory note to B.G. Beck, the former President and Chief Executive Officer of TDT and Vice Chairman of the Viisage Board, in the amount of $15.3 million, which bore interest at an annual rate of 8.5% and was secured by some of TDT’s assets. This note was repaid in full during 2004.

In connection with the acquisition of TDT, the Company also entered into a consulting agreement with Mr. Beck. Under the agreement, Mr. Beck will receive annual compensation of $300,000 for two years, provided that Mr. Beck devotes his full business time to developing business opportunities for Viisage.

In connection with the acquisition of ZN Vision Technologies AG (ZN) in January 2004, Viisage Technology AG entered into a consulting agreement with Yon AG of which Marcel Yon, a member of the Viisage Board, is the Chief Executive Officer and sole shareholder. Under the consulting agreement, Yon AG was eligible to receive annual compensation of approximately $110,000 and up to $55,000 in performance bonuses. This agreement was terminated by Viisage Technology AG on December 31, 2004. Viisage Technology AG paid Yon AG approximately $126,000 under this agreement in 2004. Viisage Technology AG also leases certain office space in Bochum, Germany that is owned by Zentrum für Neuroinformatik GmbH, of which Mr. Yon is the Chief Executive Officer and beneficially owns, directly and indirectly, approximately 38% of its outstanding share capital. Viisage Technology AG believes the terms of the lease agreement are consistent with market rates. The lease agreement may be terminated at any time with six months notice.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

The Company has employment and noncompetition agreements with certain officers. Such agreements provide for employment and related compensation, and restrict the individuals from competing, as defined, with the Company during the terms of their respective agreements and for up to two years thereafter. The agreements also provide for the grant of stock options under the Company’s stock option plan and for severance payments upon termination under circumstances defined in such agreements.

4. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows (in thousands):

	December 31,		Weighted Average Useful Life
	2004	2003
System assets held under capital leases	$250	$9,455	5 years
System assets	51,216	42,702	5 years
Computer and office equipment	3,269	1,532	5 years
Leasehold improvements	147	122	5 years

	54,882	53,811

Less accumulated depreciation	34,965	28,723

	$19,917	$25,088

In 2004, the Company paid off approximately $13.0 million of debt that it had incurred to finance capital assets. As a result, the Company reclassified these assets from system assets held under capital leases to system assets for disclosure purposes.

Included in system assets at December 31, 2004 are $500,000 of assets held for sale to Georgia related to the state’s agreement to purchase certain assets pursuant to a portion of the settlement agreement between Viisage and the state which was upheld by the Georgia court in its summary judgment ruling. In the first quarter of 2005 the Company received full payment from the state for these assets. Also included in system assets is approximately $2.9 million of system assets remaining from the Georgia contract. These consist of approximately $1.1 million of assets that the Company anticipates using in Georgia if it wins the contract based on the new request for proposals, approximately $150,000 of assets that the Company anticipates could either be used in Georgia under a new contract or used in other projects, and approximately $1.6 million of assets constituting the Company’s central production facility in Georgia. The Company has evaluated these assets for impairment and, based upon its current probability-weighted estimate of cash flows, the Company has determined that these assets are not currently impaired. While the Company believes it can utilize these assets either in Georgia, if it wins the new contract, or on alternative projects, to the extent that it is unable to utilize these assets or realize value through a sale of these assets or reach a new settlement with the state regarding these assets, the Company would be required to take a further charge to earnings. In the fourth quarter of 2004, the Company recorded a $2.0 million impairment charge related to certain assets deployed within the state deemed to have no alternative use. (See Note 2 and Note 8).

The net book value of system assets under capital leases was approximately $277,000 and $3.9 million at December 31, 2004 and 2003, respectively. Depreciation expense on fixed assets for the years ended December 31, 2004, 2003 and 2002 was approximately $6.6 million, $6.3 million and $6.8 million, respectively.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2004	2003
Accounts payable	$10,298	$3,673
Accrued bonus	791	830
Accrued payroll and related taxes	368	462
Accrued vacation	658	436
Other accrued expenses	3,164	1,450

	$15,279	$6,851

6. LONG TERM DEBT AND PROJECT FINANCING ARRANGEMENTS

During 2004, the Company repaid in full its $4.3 million debt obligation to Lau. During 2004, Viisage incurred and repaid in full a $15.3 million promissory note that it had issued to Buddy Beck, a director of Viisage and the former sole shareholder of TDT in connection with its acquisition of TDT, including $14.5 million repaid in cash and the remaining $0.8 million repaid as an offset against a purchase price reduction negotiated as part of the acquisition of TDT. In addition, Viisage repaid $7.7 million in the fourth quarter of 2004 representing the outstanding principal balance under its loan agreement with Commerce Bank and Trust Company which was subsequently terminated.

On December 14, 2004, Viisage entered into a Loan and Security Agreement (the “Loan Agreement”) with Citizens Bank of Massachusetts (“Citizens”). The Loan Agreement permits Viisage to borrow up to $25,000,000, subject to certain financial covenants which may restrict the amounts borrowed. As of December 31, 2004, the Company estimates that the amount available to us under the Loan and Security Agreement was approximately $3.5 million based on the financial covenants. Any amounts borrowed under the Loan Agreement bear interest at the rate of the Bank’s prime rate minus 0.25% or the London Interbank Offered Rate (LIBOR) plus 2.5%, at Viisage’s option, and must be repaid on or before May 30, 2007. In March 2005, the Company entered into an amendment to the Loan Agreement to modify the financial covenants and make certain other changes. As of December 31, 2004 there are no borrowings outstanding under the Loan Agreement. In accordance with the Loan Agreement, borrowings are secured by the inventory, receivables, equipment and other business assets (excluding intellectual property) of Viisage and its subsidiaries.

As of December 31, 2004, Viisage was not in compliance with the earnings before interest, taxes, depreciation and amortization (EBITDA) covenant under the Loan and Security Agreement. The Company has received a waiver for the quarter ended December 31, 2004 from Citizens and has amended this covenant and certain of the other covenants in the Loan Agreement. Although Viisage is in compliance with the amended financial covenants for the quarter ended April 3, 2005, it is not in compliance with the covenant that requires it to make timely required filings with the Securities and Exchange Commission as a result of the Company’s failure to timely file its Form 10-K and its Form 10-Q for the quarter ended April 3, 2005. Once Viisage has made these filings, it will be in compliance with all of the covenants under the Loan and Security Agreement. Viisage is in compliance with the amended covenants for the quarter ended April 3, 2005. While there currently are no borrowings outstanding under the Loan Agreement other than a commitment of $2.3 million in letters of credit issued by Citizens to certain of the Company’s customers, if the Company does not remain in compliance with such covenants, Citizens could refuse to lend funds to the Company and could require immediate repayment of any amounts outstanding at the time that the Company is not in compliance with such covenants.

In April 2003 the Company entered into arrangements for an aggregate of approximately $1.5 million of equipment financing with three of its suppliers. These project lease arrangements are accounted for as capital

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

leases. There are no financial covenants associated with these leasing arrangements. As of December 31, 2004, the Company had outstanding approximately $229,000 under these arrangements. The interest rates on these capital leases range between 6% and 8% and are fixed. The terms of these leases range from 12 months to 60 months. In August 2003 the Company entered into an arrangement for financing of database licenses with another vendor. As of December 31, 2004, Viisage had outstanding approximately $201,000 under this arrangement.

Approximate future minimum lease payments under project financing capital leases are as follows:

Year Ending (in thousands):
2005	$297
2006	81
2007	61
2008	21
2009	—

Total minimum payments	460
Less interest portion	30

Present value of net minimum lease payments	430
Less current portion	281

Long-term portion	$149

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain equipment and facilities used in its operations under noncancellable operating leases. Rental expense for operating leases for the years 2004, 2003, and 2002 was approximately $1.2 million, $1.4 million and $1.3 million, respectively.

At December 31, 2004, approximate future minimum rentals under the operating leases, are as follows:

Operating Leases
Year Ending (in thousands):
2005	$666
2006	682
2007	698
2008	714
2009	390
Thereafter	282

$3,432

Employment Agreements

The Company has employment agreements with certain individuals that provide for up to one year of severance payments as a result of early termination without cause. The agreements also provide for non-competition either directly or indirectly for up to two years after the termination of employment.

Other Commitments

The Company has outstanding standby letters of credit with Citizens Bank of approximately $2.3 million. These letters of credit are required on certain of the Company’s customer contracts.

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

In addition, in May 2005, the Company made certain purchase commitments of $1.0 million with respect to printer purchases from a vendor.

8. LITIGATION

In May 2005, Viisage, Toppan Printing Co., Ltd. and Fargo Electronics, Inc. agreed to a settlement of the lawsuit Fargo had filed against Toppan and TDT in July 2004 in the U.S. District Court for the Eastern District of Virginia. The lawsuit alleged that a reverse image printer manufactured by Toppan and distributed by TDT infringed four U.S. patents owned by Fargo. The settlement agreement required Toppan to pay a settlement amount to Fargo and granted Fargo distribution rights worldwide outside Japan for the Toppan CP-400 card printer. Additionally, the Company and Fargo entered into a strategic distribution agreement that allows the Company to purchase the full line of Fargo printers, become Fargo’s exclusive distributor of the Toppan CP-400 card printer to the U.S. federal government and U.S. state drivers’ license markets, and distribute the Toppan CP-400 printer worldwide outside Japan. As part of this arrangement, Viisage has committed to purchase $1.0 million of products from Fargo over the next two years and will pay to Fargo a commission on future sales of the Toppan CP-400 printer and consumables for the Department of Defense Common Access Card program.

In December 2004, the superior court for Fulton County, Georgia granted summary judgment in favor of Georgia’s Department of Motor Vehicle Safety, or DMVS, in connection with litigation brought by Digimarc ID Systems, LLC in March 2003 alleging that the DMVS did not comply with its own bid process when it selected Viisage as the vendor for its new digital drivers’ license program. In July 2003, the court had issued a preliminary injunction prohibiting DMVS from continuing to work with Viisage to install the State’s new drivers’ license system. In July 2004, Viisage reached a settlement agreement with the State pursuant to which the Department of Motor Vehicle Safety terminated the contract for convenience and agreed to pay the Company $2.0 million in cash and the State agreed to purchase certain equipment from the Company for $500,000. In its December 2004 ruling, the Georgia court authorized DMVS to issue a new request for proposals for a digital drivers’ license system, but disallowed the $2.0 million cash payment described above. Without this payment, Viisage believes either that the settlement agreement with DMVS is not effective and that the Company’s contract with DMVS remains in place, or that Viisage’s initial claim for an $8.2 million settlement payment is revived. The State has paid the $500,000 for the equipment and the Company appealed the disallowance of the $2.0 million settlement payment. In May 2005, the Georgia Supreme Court voted not to hear the Company’s appeal of the summary judgment ruling on procedural grounds. Due to the uncertainty of the cash settlement as a result of the judge’s ruling and the uncertainty of future cash flows from this contract to support the book value of certain system assets installed, Viisage has identified $2.2 million of assets deployed within the state that it has deemed to have no alternative use. Viisage reduced the recorded value of these assets from approximately $2.2 million to their estimated fair value of approximately $200,000 based on our estimate of realizable value from liquidation of these assets, which resulted in a $2.0 million charge in the fourth quarter of 2004. In addition, the Company has removed the contract from its backlog, and will lose up to $19.7 million in revenue that it expected to recognize over the next five and one-half years, unless Viisage is able to win the new contract for the digital drivers’ license system and the revenues from such new contract are substantially similar to the terminated contract. Viisage also has evaluated for impairment the remaining $2.9 million in assets being retained by Viisage from the Georgia contract. These consist of approximately $1.1 million of assets that the Company anticipates using in Georgia if it wins the contract based on the new request for proposals, approximately $150,000 of assets that the Company anticipates could either be used in Georgia under a new contract or used in other projects, and approximately $1.6 million of assets constituting the Company’s central production facility in Georgia. Based upon its current probability-weighted estimate of cash flows, the Company has determined that these assets are not currently impaired. While Viisage believes it can utilize these assets either in Georgia, if Viisage wins the new contract, or on alternative projects, to the extent that Viisage is unable to utilize these

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

assets or realize value through a sale of these assets or reach a new settlement with DMVS regarding these assets, Viisage would be required to take a further charge to earnings.

In March and April 2005, eight putative class action lawsuits were filed in the United States District Court for the District of Massachusetts against Viisage, Bernard C. Bailey, William K. Aulet and Denis K. Berube and other members of the Company’s Board of Directors. A motion has been filed by the so-called Turnberry Group to consolidate these lawsuits into one action. This motion also seeks to have the Turnberry Group designated as lead plaintiff and its counsel designated as lead counsel. These suits allege violations of the federal securities laws by Viisage and certain of its officers and directors arising out of purported misrepresentations in the guidance provided by the Company on its anticipated financial results for fiscal 2004 following the release of the Company’s 2004 second and third quarter results, which allegedly artificially inflated the price of Viisage’s stock during the period May 3, 2004 through March 2, 2005. The Company is not able to estimate the amount of the loss allegedly suffered by members of the putative class or the amount of legal costs and internal efforts associated with defending itself and its officers and directors. If Viisage is unsuccessful in defending itself in this litigation, these lawsuits could adversely affect its business, financial condition, results of operations and cash flows as a result of the damages that the Company would be required to pay. It is possible that the Company’s insurance policies either may not cover potential claims of this type or may not be adequate to indemnify Viisage and its officers and directors for all liability that may be imposed. While the Company believes that the allegations and claims made in these lawsuits are wholly without merit and intends to defend the actions vigorously, Viisage cannot be certain that it will be successful in this litigation.

9. RETIREMENT BENEFITS

The Company established the Viisage 401(k) plan on January 1, 2003. The plan permits pretax contributions by participants of up to 15% of base compensation. The Company may make discretionary contributions to the plan, subject to certain limitations. Participants are fully vested in their contributions and vest 20% per year in employer contributions. The Company did not have any costs for this plan for the year ended December 31, 2004. Costs for this plan amounted to approximately $182,000 for the year ended December 31, 2003. Prior to 2003, the Company participated in the Lau 401(k) plan and paid its proportionate share of plan expenses based on the number of participants. Costs for this plan amounted to approximately $191,000 for the year ended December 31, 2002.

10. INCOME TAXES

The deferred income tax provision in 2004 includes $859,000 to record the deferred tax liability related to tax deductible amortization of certain goodwill. This deferred tax liability is created by taxable temporary differences related to certain goodwill for which the period the difference will reverse is indefinite. Following the adoption of SFAS 142, taxable temporary differences creating deferred tax liabilities as a result of different treatment of goodwill for book and tax purposes cannot offset deductible temporary differences that create deferred tax assets in determining the valuation allowance. In the fourth quarter of 2004, the Company made an election under Internal Revenue Tax Code Section 338(h)(10) to treat the acquisition of TDT as an asset transaction for tax purposes. This election resulted in future tax deductible amortization expense related to certain goodwill for tax purposes. As a result, a deferred tax provision was required to record the deferred tax liability of tax deductible goodwill amortization. There was no provision for Federal income taxes for the years ended December 31, 2003 or 2002 due to the net losses in those years.

State income tax expense for the year ended December 31, 2004 was $100,000 compared to income tax expense for state income taxes of $63,000 and zero dollars for the year ended December 31, 2003 and 2002,

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

respectively. A reconciliation of the federal statutory rate to Viisage’s effective tax rate for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.0)%	(6.0)%	(6.0)%
Valuation allowance recorded	25.8%	40.0%	40.0%

Effective tax rate	(14.2)%	—%	—%

The components and approximate tax effects of the Company’s deferred tax assets and liabilities as of December 31, 2004, and 2003 are as follows (in thousands):

	December 31,
	2004	2003
Deferred tax assets (liabilities):
Net operating loss carryforwards for tax purposes	$18,678	$16,628
Property, plant and equipment	1,036	(2,169)
Accruals and other reserves	176	247
Goodwill	(859)	—

Net deferred tax asset before valuation allowance	19,031	14,706
Valuation allowance	(19,890)	(14,706)

Net deferred tax liability	$(859)	$—

Due to the uncertainty surrounding the realization of the net deferred tax asset as a result of the recurring and cumulative losses from operations, the Company has provided a full valuation allowance against this amount.

At December 31, 2004, the Company has available estimated net operating loss carryforwards for federal tax purposes of approximately $46.7 million to reduce, subject to certain limitations, future income taxes. These carryforwards expire from 2012 through 2024 and are subject to review and possible adjustment by the Internal Revenue Service.

11. SHAREHOLDERS’ EQUITY

Stock Option Plans

Under the 1996 Management Stock Option Plan and the 1996 Director Stock Option Plan (the Plans), the Board of Directors may grant incentive and nonqualified stock options to employees and officers and nonqualified stock options to directors. Generally, incentive stock options are granted at fair market value and are subject to the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. Nonqualified options are granted at exercise prices determined by the Board of Directors. Options granted to date to directors vest either immediately or between one to four years from the date of grant. Options granted to management and employees vest at various rates over periods ranging from three to seven years or, in some cases, earlier if certain performance criteria are met. All options granted under the Plans expire ten years from the date of grant.

In fiscal year 2001, the Company adopted the “2001 Stock in Lieu of Cash Compensation for Directors Plan” to compensate the non-employee members of the Board of Directors. The number of shares that may be issued under the plan shall not exceed, in the aggregate, 800,000 shares of Viisage common stock.

During 2004, 2003 and 2002, each non-employee member of the Company’s Board of Directors serving for a full year received $60,000 of compensation in cash and stock. For each year an aggregate of 61,025, 78,738 and

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

61,486 shares of common stock, respectively, was issued. The fair market value of the common stock on the grant date was approximately $333,000, $300,000 and $380,000 for the years ended December 31, 2004, 2003 and 2002 and was expensed during each year then ended. In addition, the Company issued options to purchase an aggregate of 70,000, 60,000 and 60,000 shares of common stock options to each non-employee member of the Board of Directors serving for a full year during the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, the Company has reserved 6,000,000 shares of common stock for issuance under the management plan, of which 968,803 shares are available for future grants. The Company has reserved 1,076,616 shares of common stock for issuance under the directors’ plan, of which 555,000 are available for future grants.

As part of the ZN Vision Technologies AG (ZN) acquisition, the Company agreed to assume ZN’s employee share option plan and accordingly has reserved 1,138,546 shares of Viisage common stock for future issuance to participants in this plan. The options under this plan were fully vested prior to the close of the transaction.

As part of the Imaging Automation, Inc. (iA) acquisition, the Company issued fully vested stock options effective as of the close of the transaction to assume iA’s employee stock option plans and accordingly has reserved 565,270 shares of Viisage common stock for issuance to the plans’ participants.

A summary of stock option activity under the Plans is as follows:

	Shares	Exercise Price Per Share	Weighted Average Exercise Price
Options outstanding, December 31, 2001	2,282,080	$0.84 - $12.50	$3.87
Granted	1,578,000	3.08 - 8.41	4.58
Exercised	(414,763)	0.94 - 3.06	2.07
Forfeited	(875,322)	0.94 - 12.50	3.60

Options outstanding, December 31, 2002	2,569,995	0.84 - 12.50	4.72
Granted	1,063,500	3.63 - 4.70	4.15
Exercised	(33,163)	0.94 - 3.99	1.91
Forfeited	(261,753)	2.25 - 12.25	6.12

Options outstanding, December 31, 2003	3,338,579	0.84 - 12.50	4.42
Granted/assumed	2,798,902	0.01 - 13.25	2.58
Exercised	(916,032)	0.01 - 6.30	2.48
Forfeited	(168,006)	1.875 - 12.25	5.67

Options outstanding, December 31, 2004	5,053,443	$0.01 - $13.25	$3.72

The following table summarizes information about outstanding options as of December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number Of Shares	Weighted Average Exercise Price Per Share
$0.01 - $ 1.88	1,462,533	8.03 years	$0.08	1,462,533	$0.26
2.25 - 4.04	1,578,062	7.39 years	3.46	836,073	3.44
4.44 - 7.25	1,776,473	8.90 years	5.81	465,110	5.47
7.80 - 13.25	236,375	5.24 years	12.26	185,707	12.31

$0.01 - $13.25	5,053,443		$3.72	2,949,423	$2.65

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

	2004	2003	2002
Risk free interest rate	4.26%	4.0 -5.0%	4.0 -5.0%
Expected dividend yield	—	—	—
Expected lives	10 years	3 -10 years	3 -10 years
Expected volatility	85%	80%	80%
Fair value of options granted	$5.71	$3.52	$3.83

Employee Stock Purchase Plan

In 1997, the Company adopted the 1997 Employee Stock Purchase Plan and reserved 340,000 shares of common stock for issuance under the plan. The purchase price is determined by taking the lower of 85% of the closing price on the first or last day of periods defined in the plan. As of December 31, 2004, 271,274 shares have been issued and options to purchase 8,907 shares of common stock at $7.07 per share were vested under the plan.

Common Stock and Warrants

At December 31, 2004 the Company had outstanding warrants, which can be converted into 812,469 shares of common stock, with exercise prices ranging from $10.46 to $12.35 and expiration dates from November 30, 2005 to November 6, 2006.

On September 8, 2003, the Company sold an aggregate of 3,517,503 shares of its common stock at a purchase price of $3.775 per share in a private sale to institutional investors. The gross proceeds were approximately $13.2 million before investment fees and related expenses of approximately $1.0 million. In addition, on January 27, 2004, the Company sold an additional 456,007 shares of its common stock at $3.775 per share for proceeds of $1.7 million in a private sale to the same institutional investors following the closing of the ZN acquisition (see Note 15 for further discussion).

On August 4, 2004, the Company sold an aggregate of 7,309,666 shares of its common stock at a purchase price of $5.50 per share in an underwritten public offering. The net proceeds from this offering, after underwriting discounts and commissions and offering expenses, were approximately $37.4 million.

12. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

The Company follows SFAS No. 131 “Disclosures about Segments of a Business Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of a company about which the chief operating decision maker evaluates regularly in deciding how to allocate resources and in assessing performance. At December 31, 2004, the Company operated in one business segment, the advanced technology identity solutions segment. The Company’s advanced technology identity solutions segment enables governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy utilizing secure credential provisioning and authentication systems, biometric technology and the creation, enhancement and/or utilization of identity databases.

During 2004, the Company completed three acquisitions which contributed intellectual property that changed the Company’s product mix and service offerings. In 2004, the Company had proprietary products and

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

service capability to deliver and did deliver fully integrated identity solutions projects across the Company’s entire customer base. As a result, during the fourth quarter of 2004, the Company realigned its product and service revenues into three main categories identified by the markets which they serve: State and Local, Federal, and Commercial/Emerging Markets. The Company’s Chief Executive Officer is the chief operating decision maker who evaluates performance based on revenues and total operating expenses of identity solutions products and services across all markets and geographic regions. This change in the structure of the Company’s internal organization resulted in a change in the composition of the Company’s reportable segments for 2004 to one segment. The Company has restated the segment disclosure for 2003 and 2002 to conform to the segment reporting for the year ended December 31, 2004.

Revenues by market for fiscal years 2004, 2003 and 2002 are disclosed in the following table (in thousands):

	2004	2003	2002
State and Local	$40,916	$34,064	$30,076
Federal	25,760	2,561	1,630
Commercial/Emerging Markets	790	746	596

	$67,466	$37,371	$32,302

The Company’s operations outside the United States include a wholly-owned subsidiary in Bochum, Germany. Revenues are attributed to each region based on the location of the customer. Revenues in North America are primarily comprised of revenues from customers in the United States. The following is a summary of revenues, identifiable assets and goodwill by geographic areas (in thousands):

	2004	2003	2002
Revenue
United States	$65,023	$36,571	$32,302
Rest of World	2,443	800	—

	$67,466	$37,371	$32,302

Total Assets
United States	$151,948	$54,480
Germany	23,658	—

	$175,606	$54,480

Goodwill
United States	$77,563	$—
Germany	15,930	—

	$93,493	$—

Of the total revenue for the years ended December 31, 2004 and 2003, $2.4 million and $800,000 was earned from export sales, respectively. The Company did not have significant international sales to individual countries in 2004, 2003 or 2002.

For the year ended December 31, 2004, Telos Corporation (U.S. Department of Defense) accounted for 15% of the Company’s revenue and U.S. Department of State accounted for 16% of the Company’s revenue for the year. As of December 31, 2004, the accounts receivable balances for these customers were approximately $3.9 million and $2.6 million, respectively. For the year ended December 31, 2003, Pennsylvania Department of

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

Transportation accounted for 13.5% of the Company’s revenue and Illinois Secretary of State, accounted for 13.1% of the Company’s revenue. As of December 31, 2003, the accounts receivable balance for these customers was $1.4 million. For the year ended December 31, 2002, Connecticut Department of Information Technology accounted for 10% of the Company’s revenue and Mississippi Department of ITS accounted for 12% of the Company’s revenue for the year.

13. RESTRUCTURING CHARGES AND ACQUISITION EXPENSES

In connection with the acquisitions and the resulting consolidation of operations, management committed to a restructuring plan in the fourth quarter of 2002. Additionally, the plan was executed in December 2002.

In connection with these actions, Viisage recorded restructuring costs of $824,000 in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and SEC Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges. Included in the charge was $156,000 for the abandonment and write off of excess property, equipment and leasehold improvements. Additionally $248,000 was recorded for workforce reduction, consisting of severance and extended insurance benefits attributable to employees. The remaining $420,000 represented an accrual for non-cancelable lease payments for abandoned lease space, less management’s estimates of sublease income.

All charges associated with the restructuring are included as restructuring costs under operating expenses in the statement of operations for fiscal 2002. There were no accrued restructuring liabilities outstanding as of December 31, 2004.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected quarterly financial data for 2004 and 2003. The operating results for 2003 are as reported after the Company adopted EITF 00-21 on a cumulative basis as of January 1, 2003. The first quarter results include a $12.1 million charge related to the accounting change (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

For the Year Ended December 31, 2004
Revenue	$12,259	$16,276	$19,907	$19,024
Gross margin	$3,353	$4,969	$5,507	$5,436
Net loss	$(1,632)	$(317)	$198	$(5,246)
Net loss applicable to common shareholders	$(1,632)	$(317)	$198	$(5,246)
Basic and diluted net loss per share	$(0.05)	$(0.01)	$—	$(0.11)
Basic and diluted net loss per share applicable to common shareholders	$(0.05)	$(0.01)	$—	$(0.11)

For the Year Ended December 31, 2003
Revenue	$8,155	$8,789	$10,108	$10,315
Gross margin	$1,366	$1,963	$3,380	$2,818
Net loss	$(14,496)	$(1,376)	$(389)	$(1,399)
Net loss applicable to common shareholders	$(14,496)	$(1,376)	$(389)	$(1,399)
Basic and diluted net loss per share	$(0.72)	$(0.07)	$(0.02)	$(0.06)
Basic and diluted net loss per share applicable to common shareholders	$(0.72)	$(0.07)	$(0.02)	$(0.06)

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

15. ACQUISITIONS

On January 23, 2004 Viisage acquired all outstanding shares of ZN Vision Technologies AG (“ZN”) in exchange for an aggregate of 5,221,454 newly issued shares of Viisage common stock and $493.00 in cash. In addition, Viisage agreed to assume ZN’s employee share option plan, and accordingly have reserved 1,138,546 shares of Viisage common stock for issuance to the plan participants. The options under this plan were fully vested prior to the close of the transaction and accordingly have been included in the purchase price at their fair value. The purchase price for the acquisition was $31.4 million, based on the per share price of Viisage common stock of $4.32 per share which is the average trading price of Viisage common stock over the five trading days immediately preceding and the two trading days immediately following March 28, 2003, the date on which the purchase agreement was signed and the acquisition was announced. The acquisition was accounted for as a purchase, and accordingly, the operations of ZN are included in the financial statements since the effective date, the close of business on January 23, 2004. The purchase price has been allocated to net assets acquired based on their estimated fair values. Viisage engaged an independent third party appraiser to perform a review of the acquired assets and has allocated the purchase price based on the results of their findings. The Company has recorded approximately $445,000 in amortization related to the acquired intangible assets from the date of the acquisition through December 31, 2004. ZN is a leading German provider of face recognition and computer vision products and services. ZN, now known as Viisage Technology AG, is a wholly owned subsidiary of Viisage and serves as the base of its European operations.

On February 14, 2004 Viisage acquired all outstanding shares of Trans Digital Technologies Corporation (“TDT”) for $56.6 million. The purchase price consisted of 5,850,000 newly issued shares of Viisage common stock, which were valued at $5.13 per share, which is the average price of Viisage common stock over the five trading days immediately preceding and the two trading days immediately following February 14, 2004, the date on which the purchase agreement was signed and the acquisition was announced, plus $15.3 million in notes and $5 million in cash. The acquisition was accounted for as a purchase, and accordingly, the operations of TDT are included in the financial statements since the effective date, the close of business on February 14, 2004. The purchase price has been allocated to net assets acquired based on their estimated fair values. Viisage engaged an independent third party appraiser to perform a review of the acquired assets and has allocated the purchase price based on the results of their findings. The preliminary valuation is subject to further review which may result in adjustments to allocation of purchase price in the future. The Company has recorded approximately $2.7 million in amortization related to the acquired intangible assets from the date of the acquisition through December 31, 2004. TDT is the sole source provider of high security technology and services to the U.S. Department of State for the production of U.S. passports. TDT is now a wholly owned subsidiary of Viisage.

In connection with the acquisition of TDT, Viisage agreed to pay the former sole shareholder of TDT an additional cash payment of up to $2.6 million if the U.S. Department of Defense selected TDT for the production of smart cards as part of the agency’s Common Access Card (CAC) program and placed orders with an aggregate value of at least $4.0 million prior to June 30, 2004. Viisage received an initial purchase order of $10.2 million for this program prior to June 30, 2004 and therefore recorded this contingent purchase price of $2.6 million related to the CAC program as additional goodwill. This additional goodwill was offset by approximately $754,000 of identified purchase price adjustments recorded in 2004 related to certain provisions in the stock purchase agreement.

On October 5, 2004, we acquired all of the outstanding capital stock of Imaging Automation, Inc. through a merger between Imaging Automation and a wholly-owned subsidiary of Viisage valued at approximately $40.6 million. The purchase price consisted of 3,908,387 newly issued shares of Viisage common stock approximately $5.0 million in cash and the assumption of $2.9 million in debt, which has subsequently been repaid in full. For accounting purposes the value of Viisage common stock was $6.27 which was the average price of Viisage common stock over the five trading days immediately preceding and the two trading days immediately following

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

October 5, 2004, the date on which the purchase agreement was signed and the acquisition was announced. The Company issued fully vested stock options effective as of the close of the transaction to assume the options outstanding under the Imaging Automation stock option plans for which we reserved approximately 565,270 shares of Viisage common stock recorded as part of the purchase price at their fair value of approximately $3.7 million. The acquisition was accounted for as a purchase in the fourth quarter of 2004 and therefore the operations of Imaging Automation were included in the financial statements from and after the effective date of the transaction. The Company has engaged an independent third party appraiser to perform a review of the acquired assets and will allocate the purchase price based on the results of its findings. The preliminary valuation is subject to further review which may result in adjustments to allocation of purchase price in the future.

The preliminary allocation of the purchase price for ZN, TDT and Imaging Automation, based on the purchase prices calculated for accounting purposes, is as follows (in thousands):

	ZN	TDT	iA
Current assets	$1,639	$3,020	$546
Software license receivable	—	—	2,303
Property and equipment	140	42	183
Identified intangible assets	6,335	14,460	5,750
Goodwill	23,460	39,050	30,997

	$31,574	$56,572	$39,779

Identified intangible assets acquired in connection with the acquisitions of ZN, TDT and Imaging Automation consist primarily of completed technology, customer lists, acquired contracts, non-competition agreements, tradenames and trademarks. These intangible assets are amortized using the straight-line method over their estimated useful lives, as follows:

	December 31, 2004	Estimated Useful Life
Gross carrying amount:
Completed technology	$9,575	5 years
Customer lists	130	10 years
Acquired contracts	16,200	5 years
Non-competition agreements	490	2 years
Tradename and trademarks	150	3 years

Total intangible assets	26,545

Accumulated amortization:
Completed technology	(645)
Customer lists	(8)
Acquired contracts	(2,782)
Non-competition agreements	(59)
Tradename and trademarks	(11)

Total accumulated amortization	(3,505)

Intangible assets, net	$23,040

VIISAGE TECHNOLOGY, INC.

Notes To Consolidated Financial Statements—(Continued)

Estimated amortization expense (intangible assets only)
For the year ended December 31, 2005	5,254
For the year ended December 31, 2006	4,840
For the year ended December 31, 2007	4,633
For the year ended December 31, 2008	3,944
For the year ended December 31, 2009	1,084

The unaudited pro forma and consolidated selected operating data are presented as if the acquisitions of ZN, TDT and Imaging Automation had occurred on January 1, 2003 and 2004 for the years ended December 31, 2004 and 2003, respectively. The unaudited pro forma data is for informational purposes only and may not necessarily reflect future results of operations or what the results of operations would have been had Viisage, ZN, TDT and iA been operating as a combined entity for the periods presented. For the year ended December 31, 2003, Viisage incurred a non-cash charge of $12.1 million representing the cumulative effect of a change in accounting principle related to the Company’s adoption of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003. The unaudited pro forma revenue, loss and loss per share information for the years ended December 31, 2004 and 2003 are as follows (in thousands):

	For the Year Ended December 31,
	2004	2003
Revenue	$72,171	$54,875
Loss before cumulative effect of change in accounting principle	$(7,555)	$(19,107)
Net loss	$(7,555)	$(31,238)
Basic and diluted net loss per share before cumulative effect of change in accounting principle	$(0.15)	$(0.51)
Basic and diluted net loss per share	$(0.15)	$(0.83)

16. SUBSEQUENT EVENTS

See Note 8 for a discussion of certain legal proceedings subsequent to December 31, 2004.

The Company was subject to a delisting proceeding by the Nasdaq Stock Market as a result of its failure to timely file its Form 10-K for the fiscal year ended December 31, 2004 and its Form 10-Q for the fiscal quarter ended April 3, 2005. A Nasdaq Listing Qualifications Panel determined to continue the listing of the Company’s common stock on the Nasdaq National Market provided that the 2004 Form 10-K and first quarter 2005 Form 10-Q were filed on or before June 30, 2005. The Company met these conditions on June 30, 2005, and therefore its stock was not delisted from the Nasdaq National Market.

VIISAGE TECHNOLOGY, INC.

Condensed Consolidated Balance Sheets

(in thousands)

(Unaudited)

	October 2, 2005	December 31, 2004 *
Assets
Current assets:
Cash	$12,675	$11,309
Accounts receivable	12,366	17,075
Inventories and other costs and estimated earnings in excess of billings	5,532	3,382
Other current assets	762	1,213

Total current assets	31,335	32,979
Property and equipment, net	18,384	19,917
Goodwill	92,621	93,507
Intangible assets, net	21,248	26,046
Other assets	3,151	3,180

	$166,739	$175,629

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$10,273	$15,279
Current portion of long term debt	141	281
Current deferred revenue	3,063	1,992
Other current liabilities	304	194

Total current liabilities	13,781	17,746
Long term debt	219	149
Deferred tax liability	1,637	859
Deferred revenue	1,234	1,717
Other liabilities	200	368

Total Liabilities	17,071	20,839
Shareholders’ equity	149,668	154,790

	$166,739	$175,629

*	Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

VIISAGE TECHNOLOGY, INC.

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Revenues:
Services revenue	$9,833	$11,818	$30,811	$34,157
Product revenue	4,473	8,089	20,454	14,285

Total revenue	14,306	19,907	51,265	48,442

Cost of revenues:
Services cost of revenue	6,677	7,097	21,333	22,327
Product cost of revenue	2,617	6,541	10,965	10,378
Amortization of purchased intangible assets	784	762	2,360	1,908

Total cost of revenue	10,078	14,400	34,658	34,613

Gross Profit:	4,228	5,507	16,607	13,829

Operating expenses:
Sales and marketing (1)	1,732	1,588	5,873	4,659
Research and development (1)	1,086	781	3,439	2,510
General and administrative (1)	2,936	2,362	9,358	6,717
Amortization of purchased intangible assets	527	115	1,581	287

Total operating expenses	6,281	4,846	20,251	14,173

Income (loss) from operations:	(2,053)	661	(3,644)	(344)
Interest income	75	67	143	108
Interest expense	31	478	85	1,488
Other income (expense), net	210	(27)	294	48

Income (loss) before income taxes:
Income (loss) before income taxes	(1,799)	223	(3,292)	(1,676)
Provision for income taxes	309	25	963	75

Net income (loss)	$(2,108)	$198	$(4,255)	$(1,751)

Net income (loss) per share:
Net income (loss) per basic share	(0.04)	0.00	(0.09)	(0.05)

Net income (loss) per diluted share	(0.04)	0.00	(0.09)	(0.05)

Weighted average basic shares	48,114	40,072	48,021	35,783

Weighted average diluted shares	48,114	41,090	48,021	35,783

(1) Excludes amortization expense for purchased intangible assets as follows:

Cost of Revenue	$784	$762	$2,360	$1,908
Sales and marketing	107	—	321	—
Research and development	359	115	1,077	287
General and administrative	61	—	183	—

Total amortization expense for purchased intangible assets	$1,311	$877	$3,941	$2,195

The accompanying notes are an integral part of these consolidated financial statements.

VIISAGE TECHNOLOGY, INC.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine Months Ended
	October 2, 2005	September 26, 2004
Cash Flows from Operating Activities:
Net loss	$(4,255)	$(1,751)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,002	5,496
Amortization	4,080	2,381
Expenses paid in common stock	205	333
Deferred tax liability	778	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	4,709	(7,831)
Inventories and costs and estimated earnings in excess of billings	(2,150)	1,081
Other assets	451	(299)
Deferred revenue	588	—
Accounts payable and accrued expenses	(5,597)	2,299

Net cash provided by operating activities	3,810	1,709

Cash Flows from Investing Activities:
Restricted cash	—	3,311
Cash paid for acquisitions	—	(6,227)
Net additions to property and equipment	(3,005)	(1,680)
Proceeds from sale of equipment	500	—
(Increase) decrease in other assets	—	(1,524)

Net cash used for investing activities	(2,505)	(6,120)

Cash Flows from Financing Activities:
Net proceeds from project financing	199	4,273
Principal payments on long term debt	(269)	(13,150)
Net proceeds from issuance of common stock	169	40,985

Net cash provided by financing activities	99	32,108

Effect of exchange rate changes on cash	(38)	—
Net increase in cash and cash equivalents	1,366	27,697
Cash and cash equivalents, beginning of period	11,309	6,666

Cash and cash equivalents, end of period	$12,675	$34,363

Supplemental Cash Flow Information:
Cash paid for interest	$58	$333
Non-cash Transactions:
Directors fees paid in common stock	$250	$260
Acquisitions paid in common stock	$—	$57,486
Acquisitions paid in related party financing	$—	$15,300
Asset purchased with extended payment terms	$—	$800
Services paid in common stock	$135	$14

The accompanying notes are an integral part of these financial statements.

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Viisage Technology, Inc. (“Viisage” or the “Company”) provides advanced technology identity solutions that enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft, and protect personal privacy. Viisage’s identity solutions are specifically designed for identification of people and include secure credentialing, biometrics, automated document authentication and real-time identity databases, as well as systems design, development, integration and support services. These identity solutions enable Viisage’s customers to manage the entire life cycle of an individual’s identity for a variety of applications including civil identification, criminal identification and border management. Viisage’s customers use its solutions to help solve the following three critical problems in identity verification and management:

•	assurance that an identification document is authentic and has been issued to the correct person;

•	confidence that the person holding the identification is uniquely tied to and authorized to use the document; and

•	verification of the privileges the individual is entitled to at a particular point in time.

Viisage’s advanced technology identity solutions enable governments, law enforcement agencies and businesses to enhance security, reduce identity theft and protect personal privacy utilizing secure credential provisioning and authentication systems, biometric technology and the creation, enhancement and/or utilization of identity databases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying condensed consolidated financial statements and notes.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared by Viisage and reflect all adjustments, consisting only of normal recurring adjustments that in the opinion of management are necessary for a fair presentation of the results and financial position for the interim periods. The unaudited consolidated financial statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (SEC), and omit or condense certain information and footnote disclosures pursuant to existing SEC rules and regulations. Results for the interim periods are not necessarily indicative of results to be expected for any other interim period or for the entire fiscal year. These statements should be read in conjunction with the consolidated financial statements and related notes included in this joint proxy statement/prospectus.

The accompanying condensed consolidated financial statements include the accounts of Viisage and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Certain reclassifications have been made to the condensed consolidated financial statements for the year ended December 31, 2004 in order to conform to the October 2, 2005 balance sheet presentation. Certain reclassifications were made to the statement of operations for the three- and nine-month periods ended September 26, 2004 in order to conform to the presentations for the three- and nine-month periods ended October 2, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and judgments relied upon in preparing financial statements include revenue recognition for multiple element arrangements, allowances for doubtful accounts, estimated fair value of investments, inventory reserves, expected future cash flows used to evaluate the recoverability of long-lived assets, restructuring and other related charges, contingencies and cost estimates associated with revenue contracts, contingent liabilities, future taxable income in jurisdictions in which Viisage operates, and recoverability of Viisage’s net deferred tax assets and related valuation allowance. Although Viisage regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. Viisage bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from Viisage’s estimates if past experience or other assumptions do not turn out to be substantially accurate.

Stock-Based Compensation

Viisage accounts for its stock-based compensation plans using the intrinsic value method, in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

The following table illustrates, in accordance with the provisions of SFAS No. 148, the effect on net loss and loss per share if Viisage had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Net income (loss) as reported	$(2,108)	$198	$(4,255)	$(1,751)
Add: stock based employee compensation expense included in reported net income (loss), net of tax	—	—	34	—
Deduct: total stock based employee compensation determined under fair value based method for all awards, net of tax	(818)	(814)	(1,932)	(2,625)

Pro forma net loss	$(2,926)	$(616)	$(6,153)	$(4,376)

Earnings per share:
Basic net income (loss) per share, as reported	$(0.04)	$0.00	$(0.09)	$(0.05)
Basic net loss per share, pro forma	$(0.06)	$(0.02)	$(0.13)	$(0.12)
Diluted net income (loss) per share, as reported	$(0.04)	$0.00	$(0.09)	$(0.05)
Diluted net loss per share, pro forma	$(0.06)	$(0.02)	$(0.13)	$(0.12)

The fair value of Viisage’s stock-based option awards to employees was estimated assuming the following weighted-average assumptions:

	October 2, 2005	September 26, 2004
Risk free interest rate	4.26%	4.0%-5.0%
Expected dividend yield	—	—
Expected lives	3-10 years	3-10 years
Expected volatility	85%	80%

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

Computation of Net Loss per Share

The basic net loss per share calculation is computed based on the weighted average number of shares of common stock outstanding during the period. The impact of approximately 6,037,000 common equivalent shares consisting of all outstanding options and warrants were not reflected in the three- and nine-month periods ended October 2, 2005 dilutive net loss per share calculations as their effect would be anti-dilutive. The diluted net income per share calculation during the three-month period ended September 26, 2004, as reported, included dilutive share equivalents of 1,017,713 consisting of certain outstanding stock options and stock warrants, using the treasury stock method. The impact of approximately 4,377,000 and 5,395,000 common equivalent shares consisting of certain outstanding options and stock warrants were not reflected in the pro forma net loss per share calculations for the three- and nine-month periods in the prior year as their effect would be anti-dilutive, respectively.

Inventory and Suppliers

Viisage obtains certain hardware components and complete products from a limited group of suppliers, which involves significant risks, including reduced control over quality and delivery schedules. Any financial instability of these manufacturers or contractors could result in Viisage having to find new suppliers. As a result, Viisage may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. Furthermore, Viisage does not carry significant inventories of the products Viisage purchases, and Viisage has no guaranteed supply arrangements with its vendors. A loss of a significant vendor could delay sales and increase costs.

Comprehensive Income (Loss)

In accordance with SFAS No. 130, “Reporting Comprehensive Income,” the Company reports accumulated other comprehensive income (loss) in its Condensed Consolidated Balance Sheets. Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), which includes current period foreign currency translation adjustments. Assets and liabilities of Viisage’s operations in Germany are denominated in Euros and are translated into U.S. dollars at exchange rates as of each balance sheet date. Income and expense accounts are translated into U.S. dollars at the average rates of exchange prevailing during the periods presented. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in other comprehensive loss with the accumulated other comprehensive loss included as a separate component in shareholders’ equity in accordance with SFAS No. 130. The accumulated other comprehensive income (loss) consists of unrealized translation gains in accordance with SFAS No. 52, “Foreign Currency Translation” of approximately $308,000 for the three months ended October 2, 2005 and unrealized translation losses of approximately $1.4 million for the nine months ended October 2, 2005. For the three and nine-months ended October 2, 2004, unrealized translation gains were approximately $1,000 and $15,000, respectively. The Company had approximately $1.7 million and $322,000 of accumulated other comprehensive loss as of October 2, 2005 and December 31, 2004, respectively.

Foreign Currency Transactions

Foreign currency transaction for Japanese Yen are included in other income for the three- and nine-month periods ended October 2, 2005 of $163,000 and $219,000, respectively, which was the result of realized and unrealized transaction gains and losses related to foreign currency fluctuations on purchases that Viisage made in Japanese Yen in 2005. For the three- and nine-month periods ended September 26, 2004, realized gains related to foreign currency fluctuations were $168,000 and $243,000, respectively.

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion no. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission (the “SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. Under the current rules, Viisage will be required to adopt SFAS 123R in the first quarter of fiscal 2006.

Under SFAS 123R, pro forma disclosures previously permitted will no longer be an alternative to financial statement recognition. Viisage must determine the appropriate fair value model to be used for valuing share-based payments to employees, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and retrospective adoption options. Additionally, SFAS 123R clarifies the timing for recognizing compensation expense for awards subject to acceleration of vesting on retirement and also specifies the treatment of excess tax benefits associated with stock compensation.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Viisage is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R will have a material impact on the consolidated results of operations and earnings per share, but no impact to its cash flows or overall financial condition. Viisage has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”), an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing”. SFAS 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. This pronouncement is effective for Viisage for fiscal periods beginning October 3, 2005. Viisage is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition, but does not expect it will have any impact to its cash flows or overall financial condition.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces APB Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by Viisage in the first quarter of fiscal 2006. Viisage does not believe that the adoption of SFAS 154 will have a material effect on its consolidated results of operations or financial condition.

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

3. INCOME TAXES

The deferred income tax provision for the three- and nine-month periods ended October 2, 2005 includes $260,000 and $780,000, respectively, to record the deferred tax liability related to tax deductible amortization of certain goodwill. This deferred tax liability is created by taxable temporary differences related to this goodwill for which the period the difference will reverse is indefinite. Following the adoption of SFAS 142, taxable temporary differences creating deferred tax liabilities as a result of different treatment of goodwill for book and tax purposes cannot offset deductible temporary differences that create deferred tax assets in determining the valuation allowance. In the fourth quarter of 2004, Viisage made an election under Internal Revenue Tax Code Section 338(h)(10) to treat the acquisition of Trans Digital Technologies as an asset transaction for tax purposes. This election resulted in future tax deductible amortization expense related to this goodwill for tax purposes. As a result, a deferred tax provision was required to record the deferred tax liability of tax deductible goodwill amortization. There was no current provision for federal income taxes for the three- and nine-month periods ended October 2, 2005 or September 26, 2004 due to the net pre-tax losses during those periods. The provision for state income taxes for the three months ended October 2, 2005 and September 26, 2004 was approximately $49,000 and $25,000, respectively. The provision for state income taxes for the nine months ended October 2, 2005 and September 26, 2004 was $183,000 and $75,000, respectively.

4. RELATED PARTY TRANSACTIONS AND SHAREHOLDERS’ EQUITY

Lau Technologies, or Lau, and Mr. Buddy Beck beneficially own approximately 11.3%, and 11.9%, respectively, of Viisage’s outstanding common stock. Readers are referred to the “Notes to Consolidated Financial Statements” section of this joint proxy statement/prospectus.

5. BUSINESS SEGMENTS, GEOGRAPHICAL INFORMATION AND CONCENTRATIONS OF RISK

Viisage reports results in accordance with SFAS No. 131 “Disclosures about Segments of a Business Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of a company which the chief operating decision maker evaluates regularly in determining how to allocate resources and assess performance. At October 2, 2005, Viisage operated in one business segment, the advanced technology identity solutions segment. Viisage’s advanced technology identity solutions segment enables governments, law enforcement agencies and businesses to enhance security, reduce identity theft, and protect personal privacy utilizing secure credential provisioning and authentication systems, biometric technology and the creation, enhancement and/or utilization of identity databases.

During 2004, Viisage completed three acquisitions which contributed intellectual property that changed Viisage’s product mix and service offerings. Beginning in 2004, Viisage had proprietary products and service capability to deliver fully integrated identity solutions projects across its entire customer base. During the fourth quarter of 2004, Viisage realigned its product and service offerings into the three main categories identified by the markets which they serve: State and Local, Federal, and Commercial/Emerging Markets. Viisage’s Chief Executive Officer is the chief operating decision maker who evaluates performance based on revenues and total consolidated operating expenses of identity solutions products and services across all markets and geographic regions. This change in the structure of Viisage’s internal organization resulted in a consolidation of Viisage’s reportable segments into one reportable segment as of December 31, 2004. For comparative purposes, Viisage has reclassified the segment disclosure for the three and nine months ended September 26, 2004 to conform to the segment reporting for the three and nine months ended October 2, 2005.

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

Net revenues by market for the three and nine months ended October 2, 2005 and September 26, 2004 were (in thousands):

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
State and Local	$8,291	$9,882	$26,238	$29,181
Federal	5,658	9,839	22,287	18,657
Commercial/Emerging Markets	357	186	2,740	604

	$14,306	$19,907	$51,265	$48,442

Viisage’s operations outside the United States include a wholly-owned subsidiary in Bochum, Germany. Net revenues are attributed to each region based on the location of the customer. The following is a summary of net revenues by geographic region (in thousands):

	Three Months Ended		Nine Months Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Revenue
United States	$13,446	$19,560	$46,221	$46,858
Rest of World	860	347	5,044	1,584

	$14,306	$19,907	$51,265	$48,442

Of the total revenue for the three- and nine-months ended October 2, 2005, approximately $860,000 and $5.0 million was earned from export sales, respectively. Of the total revenue for the three and nine months ended September 26, 2004, approximately $347,000 and $1.6 million was earned from export sales, respectively. The Company did not have significant international sales to individual countries for the periods presented.

For the three- and nine-month periods ended October 2, 2005, one customer, the Department of State, accounted for 20.5% and 26.5% of Viisage’s revenue, respectively. As of October 2, 2005, the accounts receivable balance from this customer was approximately $3.0 million. As of December 31, 2004, the accounts receivable balance from this customer was approximately $2.6 million. For the three- and nine-month periods ended September 26, 2004, two customers, the Department of State and Telos (Department of Defense) accounted for 38.6% and 29.6% of Viisage’s revenue, respectively.

6. ACQUISITIONS

On January 23, 2004 Viisage acquired all outstanding shares of ZN Vision Technologies AG (“ZN”) in exchange for an aggregate of 5,221,454 newly issued shares of Viisage common stock and $493 in cash. ZN is a leading German provider of face recognition and computer vision products and services. ZN, now known as Viisage Technology AG, serves as the base of Viisage’s European operations. In addition, Viisage agreed to assume ZN’s employee share option plan, and accordingly reserved 1,138,546 shares of Viisage common stock as of the acquisition date for issuance to the plan participants. The options under this plan were fully vested prior to the close of the transaction and accordingly were included in the purchase price at their fair value which equaled the intrinsic value as of the closing date. The purchase price for the acquisition was $31.6 million, based on the per share price of Viisage common stock of $4.32, the average trading price of Viisage common stock for the five trading days immediately preceding and the two trading days immediately following March 28, 2003, the date on which the purchase agreement was signed and the acquisition was announced. The operations of ZN are

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

included in the financial statements since the effective date, the close of business on January 23, 2004. The purchase price has been allocated to net assets acquired based on their estimated fair values. Viisage engaged an independent appraiser to perform a review of the acquired assets and allocated the purchase price based on the results of the independent appraiser’s report. For the three and nine months ended October 2, 2005, amortization expense related to this acquisition was approximately $158,000 and $474,000. For the three and nine months ended September 26, 2004 amortization expense related to this acquisition was approximately $115,000 and $287,000, respectively. For the period from the closing date to October 2, 2005 and September 26, 2004 the accumulated amortization related to the identified intangible from the transaction was $919,000 and $287,000, respectively.

On February 14, 2004 Viisage acquired all outstanding shares of Trans Digital Technologies Corporation (“TDT”) for $56.6 million. TDT is the sole source provider of high security technology and services to the U.S. Department of State for the production of U.S. passports. The purchase price consisted of 5,850,000 newly issued shares of Viisage common stock, which were valued at $5.13 per share, the average price of Viisage common stock for the five trading days immediately preceding and the two trading days immediately following February 14, 2004, the date on which the purchase agreement was signed and the acquisition was announced, plus $15.3 million in notes and $5.0 million in cash. The operations of TDT are included in the financial statements since the effective date, the close of business on February 14, 2004. The purchase price has been allocated to net assets acquired based on their estimated fair values. Viisage engaged an independent appraiser to perform a review of the acquired assets and have allocated the purchase price based on the results of the independent appraiser’s report. For the three and nine months ended October 2, 2005, amortization expense related to this acquisition was approximately $747,000 and $2.2 million. For the three and nine months ended September 26, 2004 amortization expense related to this acquisition was approximately $762,000 and $1.9 million, respectively. For the period from the closing date to October 2, 2005 and September 26, 2004, the accumulated amortization related to the identified intangible from the transaction was $4.9 million and $1.9 million, respectively

In connection with the acquisition of TDT, Viisage agreed to pay the former sole shareholder of TDT an additional cash payment of up to $2.6 million if the U.S. Department of Defense (DoD) placed orders with an aggregate value of at least $4.0 million prior to June 30, 2004 for the production of smart cards as part of DoD’s Common Access Card (CAC) program. The terms for this additional cash payment were met, which Viisage recorded as additional goodwill. This additional goodwill was reduced by approximately $754,000 related to purchase price adjustments as defined in the stock purchase agreement.

On October 5, 2004, Viisage acquired all outstanding shares of Imaging Automation, Inc. for $40.1 million. Imaging Automation is the industry and market leader in automated identity document authentication technologies. The purchase price consisted of 3,908,387 newly issued shares of Viisage’s common stock which were valued at $6.27, the average price of Viisage common stock over the five trading days immediately preceding and the two trading days immediately following October 5, 2004, the date on which the purchase agreement was signed and the acquisition was announced, $5.0 million in cash and the assumption of $2.9 million in debt, which has subsequently been repaid in full. Viisage issued fully vested stock options at of the close of the transaction to assume the options outstanding under the Imaging Automation stock option plans. Viisage reserved approximately 565,270 shares of Viisage common stock for these options and recorded their fair value which equaled the intrinsic value of approximately $3.7 million as part of the purchase price. The operations of Imaging Automation are included in the financial statements from the effective date of the transaction, October 5, 2004. Viisage engaged an independent appraiser to perform a review of the acquired assets and allocated the purchase price based on the results of the independent appraiser’s report. For the three and nine months ended October 2, 2005, amortization expense related to this acquisition was approximately $406,000 and $1.2 million, respectively. There was no amortization expense related to identified intangible assets

VIISAGE TECHNOLOGY, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

for this acquisition during the three- and nine-month periods ended September 26, 2004. For the period from the closing date to October 2, 2005, the accumulated amortization related to the identified intangible from the transaction was $1.6 million.

The allocation of the purchase price for ZN, TDT and Imaging Automation is as follows (in thousands):

	ZN	TDT	iA
Current assets	$1,639	$3,020	$468
Software license receivable	—	—	2,303
Property and equipment, net	140	42	183
Identified intangible assets	6,335	14,460	5,750
Goodwill	23,460	39,050	31,375

	$31,574	$56,572	$40,079

Identified intangible assets acquired in connection with the acquisitions of ZN, TDT and Imaging Automation consist primarily of completed technology, customer lists, acquired contracts, non-competition agreements, tradenames and trademarks. These intangible assets are amortized using the straight-line method over their estimated useful lives, as follows:

	October 2, 2005	Estimated Useful Life
Gross carrying amounts:
Completed Technology	$9,575	5 years
Customer lists	130	10 years
Acquired contracts	16,200	5 years
Non-competition agreements	490	2 years
Tradename and trademarks	150	3 years

Total intangible assets	26,545
Accumulated amortization:
Completed Technology	(2,103)
Customer lists	(32)
Acquired contracts	(5,033)
Non-competition agreements	(242)
Tradename and trademarks	(44)
Translation adjustments	8

Total accumulated amortization	(7,446)

Intangible assets, net	$19,099

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

SecuriMetrics, Inc.

We have audited the accompanying balance sheet of SecuriMetrics, Inc. (a California corporation) as of December 31, 2005 and December 31, 2004, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SecuriMetrics, Inc. as of December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RINA Accountancy Corporation

Certified Public Accountants

Walnut Creek, California

January 30, 2006

February 6, 2006 as to Note 14

SECURIMETRICS, INC.

BALANCE SHEET

	December 31, 2005		December 31, 2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,676,111		$695,396
Accounts receivable		1,853,533		28,873
Inventories		1,097,063		343,991
Prepaid expenses		107,081		61,262

TOTAL CURRENT ASSETS		4,733,788		1,129,522

PROPERTY AND EQUIPMENT, at cost:
Equipment and tooling	$994,873		$600,531
Leasehold improvements	35,632		33,684

Totals	1,030,505		634,215
Less accumulated depreciation	364,558	665,947	193,113	441,102

OTHER:
Intangible assets, net		1,279,166		1,595,833
Security deposits		43,658		27,000

		$6,722,559		$3,193,457

LIABILITIES

CURRENT:
Due to founders—current maturities		$71,167		$65,881
Accounts payable		646,335		711,307
Accrued severance		455,000		485,000
Accrued vacation		250,629		190,407
Accrued legal fees		0		222,218
Other accrued expenses		204,501		38,996

TOTAL CURRENT LIABILITIES		1,627,632		1,713,809

LONG-TERM:
Due to founders		618,758		708,925

TOTAL LIABILITIES		2,246,390		2,422,734

STOCKHOLDERS’ EQUITY

CAPITAL STOCK:
Preferred stock—Series A	$3,129,463		$3,129,463
Preferred stock—Series B	7,008,314		7,008,314
Preferred stock—Series C	4,137,797		0
Common stock—$.001 par—shares authorized 20,865,202; issued and outstanding, 9,063,578 at December 31, 2005 and 8,391,518 at December 31, 2004	164,543		65,023

RETAINED EARNINGS (DEFICIT)	(9,963,948)		(9,432,077)

TOTAL STOCKHOLDERS’ EQUITY		4,476,169		770,723

		$6,722,559		$3,193,457

See notes to financial statements.

SECURIMETRICS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

	Year Ended December 31, 2005	Year Ended December 31, 2004
SALES	$9,068,223	$4,265,606
COST OF SALES	3,579,043	2,077,865

GROSS PROFIT	5,489,180	2,187,741

OPERATING EXPENSES:
Payroll	2,093,162	1,078,712
Litigation and severance	440,467	1,514,736
Employee benefits	312,857	263,622
Depreciation and amortization	578,603	425,733
Outside service	1,290,251	1,163,601

TOTAL OPERATING EXPENSES	4,715,340	4,446,404

GENERAL AND ADMINISTRATIVE EXPENSES	1,278,333	859,311

LOSS FROM OPERATIONS	(504,493)	(3,117,974)
OTHER INCOME (EXPENSES):
Interest income	25,641	13,575
Other income	0	50
Interest expense	(52,219)	(83,970)

LOSS BEFORE INCOME TAXES	(531,071)	(3,188,319)
PROVISION FOR INCOME TAXES	800	800

NET LOSS	(531,871)	(3,189,119)
RETAINED EARNINGS (DEFICIT), beginning of year	(9,432,077)	(6,242,958)

RETAINED EARNINGS (DEFICIT), end of year	$(9,963,948)	$(9,432,077)

See notes to financial statements.

SECURIMETRICS, INC

STATEMENT OF STOCKHOLDERS’ EQUITY

DECEMBER 31, 2005 AND DECEMBER 31, 2004

	Preferred Series A		Preferred Series B		Preferred Series C		Common		Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2003	1,294,628	$3,129,463	2,305,335	$7,008,314	0	$0	8,121,223	$47,602	$(6,242,958)	$3,942,421
Net loss									(3,189,119)	(3,189,119)
Stock option exercise							270,295	17,421		17,421

Balance, December 31, 2004	1,294,628	3,129,463	2,305,335	7,008,314	0	0	8,391,518	65,023	(9,432,077)	770,723
Net loss									(531,871)	(531,871)
Stock option exercise							672,060	99,520		99,520
Stock issuance					1,361,111	4,137,797				4,137,797

Balance, December 31, 2005	1,294,628	$3,129,463	2,305,335	$7,008,314	1,361,111	$4,137,797	9,063,578	$164,543	$(9,963,948)	$4,476,169

See notes to financial statements.

SECURIMETRICS, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2005		Year Ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(531,873)		$(3,189,119)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	$261,936		$109,066
Amortization of intangible assets	316,667		316,667
Decrease (increase) in:
Accounts receivable	(1,824,660)		223,545
Inventories	(753,072)		(168,854)
Prepaid expenses	(45,819)		22,894
Accounts payable	(64,972)		567,274
Accrued liabilities	(26,491)	(2,136,411)	627,310	1,697,902

NET CASH USED BY OPERATING ACTIVITIES		(2,668,284)		(1,491,217)

CASH FLOWS FROM INVESTING ACTIVITIES:
Equipment and tooling purchases	(486,780)		(216,389)
Proceeds from investment	0		175,658
Increase in security deposits	(16,658)		0

NET CASH USED BY INVESTING ACTIVITIES		(503,438)		(40,731)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preferred stock (Series C)	4,137,797		0
Stock option exercises	99,521		17,421
Repayment of long-term debt	(84,881)		(78,574)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		4,152,437		(61,153)

NET INCREASE (DECREASE) IN CASH		980,715		(1,593,101)
CASH, beginning of year		695,396		2,288,497

CASH, end of year		$1,676,111		$695,396

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Cash paid during the year for:
Interest		$52,219		$83,970
Income taxes		$800		$800

See notes to financial statements.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004

Note 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business:

SecuriMetrics, Inc. (the Company) designs, develops and markets biometric security solutions, principally involving the biometric technology of iris recognition. The Company has designed and developed iris recognition and multimodal biometric hardware, application software and database management solutions, principally for the military and corrections markets.

Basis of presentation:

The financial statements have been prepared assuming the Company will continue as a going concern. Losses incurred by the Company as reflected in the retained earnings deficit have been funded by equity infusions. Sales were strong for the year ended December 31, 2005 indicating the Company may be able to become profitable in the future. Certain assets presented in the financial statements would have minimal or no recoverability if valued on a liquidation basis. These assets include furniture, equipment, prepaid, intangible assets and deposits.

Revenue and cost recognition:

Revenue from hardware sales is recognized upon shipment of product to the customer. Revenue for application software is recorded when the software has been installed at the customer’s site and is operational. Other fees such as software license, maintenance and support revenue are recorded over the period of service.

Revenue from fixed price development contracts is recognized as costs are incurred and project milestones are achieved. Revenue for licensing fees is recognized when sold if the Company has no further obligation to support or maintain the license, or over the period of service if such support is required. Other maintenance and support revenue is recorded ratably over the period of service.

Cash and cash equivalents:

Cash equivalents are considered to be short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable:

The Company has established an allowance for doubtful accounts based on historical collection experience and its periodic review of specific accounts.

Inventories:

Inventories are stated at the lower of cost or market. For raw materials, cost is determined on the first-in, first-out method. For finished goods, cost is determined on the specific identification method.

Depreciation and amortization:

Depreciation is computed on the straight line method over the estimated useful lives of the assets, which range from 2 to 5 years. Leasehold improvements are amortized over the lease term of 5 years. Intangible assets including software and license are amortized over the estimated useful lives which range from 6 to 8 years.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004—(Continued)

Deferred income taxes:

The Company has historically incurred operating losses for income tax purposes and as such has not been liable for any federal or state income tax.

Deferred income tax assets and liabilities are computed annually for differences between the financial and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The only material amount resulting from these calculations is the potential tax benefit arising from net operating loss carryforwards. However, due to the uncertainty of the Company’s ability to generate sufficient taxable income in the future to utilize this potential tax benefit, a valuation allowance has been established reducing the carrying value of this asset to zero in the accompanying financial statements.

Warranty liability:

Since field failures during the one year warranty period of the Company’s hardware have been minimal, no provision for warranty expense has been established.

Incentive stock options:

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Company currently accounts for its incentive stock option plan using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Since the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, it has elected only to comply with the disclosure requirements set forth in the Statement, which includes disclosing pro forma net income as if the fair value based method of accounting had been applied.

Research and development costs

All expenditures relating to search and investigation aimed at discovery of new knowledge to be used to develop new products or processes, significantly enhance existing products or processes, design, test of product alternatives, or construction of prototypes, are expensed as incurred.

Note 2. NATURE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3. CONCENTRATIONS OF CREDIT RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Cash was held in financial institutions in amounts exceeding the guaranteed amount of the Federal Deposit Insurance Corporation during the year.

During 2005 and 2004, over 90% of the Company’s revenues were generated from sales of products or services provided to the United States government agencies, either directly or through independent contractors. Virtually all of the Company’s outstanding accounts receivable at December 31, 2005 and 2004 were from such customers.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004—(Continued)

Note 4. INVENTORIES:

Inventories at December 31, 2005 and December 31, 2004 are as follows:

	December 31, 2005	December 31, 2004
Raw materials	$968,555	$48,169
Finished goods	128,508	295,822

Totals	$1,097,063	$343,991

Note 5. ACCUMULATED DEPRECIATION AND AMORTIZATION:

The balances of accumulated depreciation and accumulated amortization on intangible assets at December 31, 2005 and December 31, 2004 are as follows:

	December 31,
	2005	2004
Leasehold improvements	$14,163	$7,231
Demo and test equipment	157,931	104,397
Office equipment	116,552	57,292
Tooling	75,912	24,193

Total accumulated depreciation	$364,558	$193,113

Iridian license	$787,499	$537,499
Software	333,335	266,668

Total accumulated amortization	$1,120,834	$804,167

Note 6. NOTES PAYABLE:

In August of 2002, the Company assumed two notes payable to CEO Greg Peterson and Vice President of Sales Orlando Martinez that were issued by the ParaVida Group, a previous company founded by Mr. Peterson. In addition, the Company issued a third note to Mr. Peterson. The total principal balance of these three notes payable on that date was $926,000. In return for the issuance of the notes, the Company obtained the unrestricted rights to certain software developed by ParaVida, and paid for services rendered by Martinez and Peterson to the Company over the previous three years.

These notes bear interest at 7%. Principal and interest are payable in equal monthly installments. One note will be paid in full in June of 2011, and remaining two notes will be paid in full in August of 2015. At December 31, 2005 and December 31, 2004, the remaining principal balance on these notes was $689,925 and $774,806, respectively.

Maturities of long-term debt, for the five years subsequent to December 31, 2005, are as follows:

Year Ending December 31,
2006	$71,167
2007	76,312
2008	81,829
2009	87,744
2010	94,087
Thereafter	278,786

Total	$689,925

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004—(Continued)

Note 7. COMMITMENTS:

Operating leases:

The following is a schedule by year of future minimum rental payments required under leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005.

Year Ending December 31,	Facilities
2006	$165,002
2007	163,896
2008	163,896
2009	163,896
2010	163,896
Thereafter	27,316

Total	$847,902

Rental expenses under operating leases for facilities were $236,606 and $187,064, respectively, for the years ended December 31, 2005 and December 31, 2004. Total minimum lease payments have not been reduced by minimum sublease rental income of $33,600 and $19,600 for the years ended December 31, 2005 and December 31, 2004, respectively.

Other commitments:

The Company is a party to a four year Master Development Agreement dated April 18, 2003 with Mr. David Birkner, a hardware engineer and shareholder of the Company. Mr. Birkner is the Company’s principal hardware designer and a pioneer in the field of iris recognition. Under this agreement, the Company is required to purchase at least 80 hours of Mr. Birkner’s time each month during the term of the agreement, at a rate of $125/hour (adjusted for inflation each year). This minimum commitment totals approximately $10,000/month. In addition, the Company pays Mr. Birkner a royalty of $50 per hardware device sold, up to $250,000/year, at which point the royalty drops to $10 per device. This arrangement applies to all devices developed for the Company by Mr. Birkner. Under the terms of the agreement, the commitment to pay royalties terminates on a change of control, as defined in the agreement.

Note 8. CLASSES OF STOCK:

Pursuant to the Fifth Amended and Restated Articles of Incorporation dated February 14, 2005, the Company is authorized to issue 26,932,987 shares of capital stock, with a par value of $0.001 per share. 20,865,202 shares are to be Common Stock and 6,067,785 are to be Preferred Stock.

As of December 31, 2005, the Company has issued three separate Series of Preferred Stock. In 2003, the Company issued 1,294,628 shares of Series A-1 at $2.42 per share, receiving total proceeds of $3,129,463, and 2,305,355 shares of Series B Preferred Stock at $3.04 per share, receiving total proceeds of $7,008,314. In 2005, the Company issued 1,361,111 shares of Series C Preferred stock, receiving total proceeds of $4,137,797.

All three Series of Preferred Stock are entitled to receive non-cumulative cash dividends of 8% of the original share price per year, prior and in preference to any dividend on Common Stock. No dividends were issued to Preferred or Common Stock in 2005 or 2004, and no obligation to pay any dividend exists at December 31, 2005.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004—(Continued)

In the event of any liquidation of the Company, each holder of the Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, a per share amount equal to the original purchase price. After payment of this amount, the Common holders shall be entitled to share ratably in any remaining liquidation proceeds.

The holders of Preferred Stock have the right to convert, at their option, at any time, into shares of Common Stock of the Company. The conversion ratio is one share of Preferred stock for one share of Common Stock.

The Preferred Stock will automatically convert into Common Stock, in the event the holders of a majority of the issued and outstanding Preferred stock, voting together as a single class, consent to such conversion, or upon an Initial Public Offering meeting certain conditions described in the Preferred Stock agreements.

All holders of Preferred Stock have entered into voting agreements under which they agree to vote to elect all members of the Board of Directors designated by a majority of the holders of Common Stock.

Warrants:

In 2003, the Company issued warrants to purchase up to 161,983 shares of Series A-1 preferred stock at $2.42 per share.

Note 9. RETIREMENT PLANS:

The Company has a 401(k) savings and profit sharing retirement plan for all employees meeting certain eligibility requirements. The profit sharing and employer matching features of the Plan are discretionary. There were no employer contributions made for the years ended December 31, 2005 and December 31, 2004.

Note 10. STOCK INCENTIVE PLAN:

The Company periodically grants options to purchase its common stock under the terms of the Amended and Restated 2002 Stock Plan (the Plan). The purposes of this Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants (as defined) and to promote the success of the Company’s business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Plan Administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Internal Revenue Code and the regulations promulgated thereunder. Stock purchase rights may also be granted under the Plan.

At December 31, 2003, 2,657,613 shares were reserved for issuance under the Plan. On December 15, 2004, the Board of Directors authorized an increase of one million shares to this amount. As a result, the total number of shares reserved for issuance under the Plan at December 31, 2005 and December 31, 2004 was 3,657,613. As of December 31, 2005 and 2004 respectively, 3,458,634 and 2,589,271 options have been granted under the Plan since its inception.

The Plan provides that all options are granted at fair market value on the date of grant, as determined by the Board of Directors, except for options granted to persons who own stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary (Ten Percent Holders). No options have been granted to Ten Percent Holders since the inception of the Plan.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004—(Continued)

A summary of the status of the Company’s incentive stock option (ISO) plan as of December 31, 2005 and December 31, 2004 and the changes during the year then ended are as follows:

	Shares	Weighted-Average Exercise Price
Options outstanding at December 31, 2003	2,482,271	$0.18
Granted	107,000	0.46
Exercised	(270,295)	0.06
Forfeited	(107,000)	0.26

Option outstanding at December 31, 2004	2,211,976	0.20
Granted	869,363	0.60
Exercised	(672,060)	0.15
Forfeited	0

Outstanding at December 31, 2005	2,409,279	0.36
Options exercisable at December 31, 2005	1,306,963	0.26

Options exercisable at December 31, 2004	1,204,225	0.17

DECEMBER 31, 2005

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable at December 31, 2005	Weighted Average Exercisable Price
$0.1 to 0.60	2,409,279	7.93	$0.36	1,306,963	$0.26
DECEMBER 31, 2004

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable at December 31, 2004	Weighted Average Exercisable Price
$0.1 to 0.60	2,211,976	8.02	$0.20	1,204,225	$0.17

All options outstanding at December 31, 2005 and December 31, 2004 will lapse between January 11, 2012 and September 12, 2015.

The Company applies APB Opinion 25 and related interpretations in accounting for its options. Accordingly, no compensation cost has been recognized. Had compensation costs for the Company’s options been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company’s net income would have been reduced $765,256 and $441,819, for the years ended December 31, 2005 and December 31, 2004, respectively.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004—(Continued)

Note 11. PROVISION FOR INCOME TAXES:

The provision for income taxes shown in the accompanying statement of income and retained earnings includes the following components:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Current	$800	$800
Deferred	0	0

Total provision for income Taxes	$800	$800

Deferred income taxes shown in the accompanying balance sheet are comprised of the following components:

	December 31,		Net Change
	2005	2004
Deferred tax assets	$2,200,000	$1,550,000	$650,000
Valuation allowance	(2,200,000)	(1,550,000)	(650,000)

Net deferred income taxes	$0	$0	$0

Net deferred income taxes are classified as:	$0	$0	$0
Current	0	0	0

Non-current	$0	$0	$0

Note 12. RELATED PARTY TRANSACTIONS:

As discussed in Note 6, the Company is currently making payments to its CEO and its Vice President of Sales under three separate Note Agreements. Interest paid to the founders was $51,327 and $57,634 for the years ended December 31, 2005 and 2004, respectively.

As discussed in Note 7, the Company purchases products and services from and pays royalties to Mr. David Birkner, a shareholder of the Company. Total amounts paid to Mr. Birkner were $1,178,048 and $469,722 in 2005 and 2004, respectively. The Company believes that the amounts paid to Mr. Birkner approximate those that would be paid in a transaction with an unrelated party.

The Company occasionally obtains legal services from Mr. James Barringer, who is a member of the Company’s Board of Directors, its Corporate Secretary and a shareholder. Amounts paid to Mr. Barringer were $4,028 and $7,412 in 2005 and 2004, respectively. The Company believes that the amounts paid to Mr. Barringer approximate those that would be paid in a transaction with an unrelated party.

Note 13. LEGAL MATTERS:

In September of 2003, the Company filed a suit in the United States District Court, District of New Jersey against Iridian Technologies, Inc., from whom SecuriMetrics licenses certain iris recognition technology. In that suit, the Company sought declaratory relief, asking the court to interpret certain provisions of SecuriMetrics’ various agreements with Iridian. Shortly thereafter, Iridian filed various counterclaims against the Company. Both parties have since amended their pleadings from time to time. As of December 31, 2005, the case is still awaiting trial.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND DECEMBER 31, 2004—(Continued)

Legal fees relating to this litigation totaled approximately $700,000 and $1.3 million in 2005 and 2004, respectively. If the case is ultimately brought to trial the Company estimates that future legal fees could exceed $750,000. All litigation costs are expensed as incurred. No reserve has been established for estimated future litigation costs.

In March of 2005, the Company filed suit against its previous general liability insurance carrier seeking recovery of certain fees and costs incurred in connection with the Iridian litigation. On or about January 4, 2006, the insurance matter was concluded by way of a confidential resolution and the case was dismissed with prejudice.

Note 14. SUBSEQUENT EVENT:

On February 5, 2006, the Company agreed to be acquired by Viisage Technology, Inc. Under the terms of the transaction, Viisage will pay $28 million in cash, net of the $2 million in cash on the Company’s balance sheet. The acquisition agreement provides SecuriMetrics shareholders with the opportunity to earn up to an additional $13 million in consideration if key performance thresholds and contigencies are reached, of which $11.5 million would be paid in shares of Viisage common stock at a fixed price of $17.69 per share. The transaction is expected to close by the end of February, 2006 and is subject to customary closing conditions.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

SecuriMetrics, Inc.

We have audited the accompanying balance sheet of SecuriMetrics, Inc. (a California corporation) as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express all opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SecuriMetrics, Inc, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RINA Accountancy Corporation

Certified Public Accountants

Walnut Creek, California

February 8, 2006

SECURIMETRICS, INC.

BALANCE SHEET—December 31, 2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,464,155
Accounts receivable		252,418
Inventories		240,248
Prepaid expenses		26,045

TOTAL CURRENT ASSETS		2,982,866

PROPERTY AND EQUIPMENT, at cost:
Equipment and tooling	$393,206
Leasehold improvements	24,620

Totals	417,826
Less accumulated depreciation	84,047	333,779

OTHER:
Intangible assets, net		1,912,500
Security deposits		20,000

		$5,249,145

LIABILITIES

CURRENT:
Due to founders—current maturities		$59,574
Accounts payable		144,033
Accrued payroll		34,811
Accrued vacation		136,602
Accrued legal fees		50,000
Other accrual expenses		87,898

TOTAL CURRENT LIABILITIES		512,918

LONG-TERM:
Due to founders		793,806

TOTAL LIABILITIES		1,306,724

STOCKHOLDERS’ EQUITY

CAPITAL STOCK:
Preferred stock—Series A	$3,129,463
Preferred stock—Series B	7,008,314
Common stock—$.00 I par—shares authorized 20,865,202; issued and outstanding 8,121,223 at December 31, 2003	47,602

RETAINED EARNINGS (DEFICIT)	(6,242,958)

TOTAL STOCKHOLDERS’ EQUITY		3,942,421

		$5,249,145

See notes to financial statements.

SECURIMETRICS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2003

SALES	$779,757
COST OF SALES	361,465

GROSS PROFIT	418,292

OPERATING EXPENSES:
Payroll	1,545,204
Employee benefits	200,035
Depreciation and amortization	372,595
Outside service	985,744

TOTAL OPERATING EXPENSES	3,103,878

GENERAL AND ADMINISTRATIVE EXPENSES	581,190

LOSS FROM OPERATIONS	(3,266,776)
OTHER INCOME (EXPENSES):
Interest income	7,339
Interest expense	(74,819)

LOSS BEFORE INCOME TAXES	(3,334,256)
PROVISION FOR INCOME TAXES	800

NET LOSS	(3,335,056)
RETAINED EARNINGS (DEFICIT), beginning of year	(2,907,902)

RETAINED EARNINGS (DEFICIT), end of year	$(6,242,958)

See notes to financial statements.

SECURIMETRICS, INC

STATEMENT OF STOCKHOLDERS’ EQUITY

DECEMBER 31, 2003

	Preferred Series A		Preferred Series B		Common		Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2002	1,278,005	$2,729,235	0	$0	8,071,223	$47,102	$(2,907,902)	$(131,565)
Net loss							(3,335,056)	(3,335,056)
Stock option exercise					50,000	500		500
Stock issuance	16,623	400,228	2,305,335	7,008,314				7,408,542

Balance, December 31, 2003	1,294,628	$3,129,463	2,305,335	$7,008,314	8,121,223	$47,602	$(6,242,958)	$3,942,421

SECURIMETRICS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(3,335,056)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	$56,228
Amortization of intangible assets	316,667
Decrease (increase) in:
Accounts receivable	(252,418)
Inventories	(129,583)
Prepaid expenses	(26,046)
Other assess	(20,000)
Accounts payable	144,111
Due to Iridian	(1,200,000)
Accrued liabilities	(56,510)	(1,167,551)

NET CASH USED BY OPERATING ACTIVITIES		(4,502,607)

CASH FLOWS FROM INVESTING ACTIVITIES:
Equipment purchases	(241,139)

NET CASH USED BY INVESTING ACTIVITIES		(241,139)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preferred stock (Series A)	400,225
Issuance of preferred stock (Series B)	7,008,314
Stock option exercises	500
Conversion premium	(125,000)
Line of credit	(250,000)
Repayment of long-term debt	(55,363)

NET CASH PROVIDED BY FINANCING ACTIVITIES		6,975,679

NET INCREASE IN CASH		2,234,933
CASH, beginning of year		229,222

CASH, end of year		$2,464,155

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Cash paid during the year for:
Interest		$74,819
Income taxes		$800

See notes to financial statements.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS—DECEMBER 31, 2003

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business:

SecuriMetrics, Inc. (the Company) designs, develops and markets biometric security solutions, principally involving the biometric technology of iris recognition. The Company has designed and developed iris recognition and multimodal biometric hardware, application software and database management solutions, principally for the military and corrections markets.

Basis of presentation:

The financial statements have been prepared assuming the Company will continue as a going concern. Losses incurred by the Company as reflected in the retained earnings deficit have been funded by equity infusions.

Revenue and cost recognition:

Revenue from hardware sales is recognized upon shipment of product to the customer. Revenue for application software is recorded when the software has been installed at the customer’s site and is operational. Other fees such as software license, maintenance and support revenue are recorded over the period of service.

Revenue from fixed price development contracts is recognized as costs are incurred and project milestones are achieved. Revenue for licensing fees is recognized when sold if the Company has no further obligation to support or maintain the license, or over the period of service if such support is required. Other maintenance and support revenue is recorded ratably over the period of service.

Cash and cash equivalents:

Cash equivalents are considered to be short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable:

The Company has established an allowance for doubtful accounts based on historical collection experience and its periodic review of specific accounts.

Inventories:

Inventories are stated at the lower of cost or market. For raw materials, cost is determined on the first-in, first-out method. For finished goods, cost is determined on the specific identification method.

Depreciation and amortization:

Depreciation is computed oil the straight line method over the estimated useful lives of the assets, which range froth 2 to 5 years. Leasehold improvements are amortized over the lease term of 5 years. Intangible assets including software and license are amortized over the estimated useful lives which range from 6 to 8 years.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003—(Continued)

Deferred income taxes:

The Company has historically incurred operating losses for income tar purposes and as such has not been liable for any federal or state income tax.

Deferred income tax assets and liabilities are computed annually’ for differences between the financial and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. “File only material amount resulting() fl-0111 these calculations is the potential tax benefit arising from net operating loss carryforwards. However,, due to the uncertainty of the Company’s ability to generate sufficient taxable income in the future to utilize this potential tax benefit, a valuation allowance has been established reducing the carrying value of this asset to zero ill the accompanying financial statements.

Warranty liability:

Since field failures during the one year warranty period of the Company’s hardware have been minimal, no provision for warranty expense has been established.

Incentive stock options;

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Company currently accounts for its incentive stock option ])]all using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, Since the Company is not required to adopt the fair value based recognition provisions prescribed antler SFAS No. 123, it has elected only to comply with the disclosure requirements set forth ill the Statement, which includes disclosing pro forma net income as if tile fair value based method of accounting had been applied.

Research and development costs

All expenditures relating to search and investigation aimed at discovery of new knowledge to be used to develop new products or processes, significantly enhance existing products or processes, design, test of product alternatives, or construction of prototypes, are expensed as incurred.

Note 2. NATURE OF ESTIMATES:

The preparation of financial statements ill conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Note 3. CONCENTRATIONS OF CREDIT RISK:

Note 3. CONCENTRATIONS OF CREDIT RISK:

Financial instruments that potentially subject tile Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Cash was held in financial institutions in amounts exceeding the guaranteed amount of the Federal Deposit Insurance Corporation during tile year.

During 2003, over 81% of the Company’s revenues were generated from sales of products or services provided to the United States Government, either directly or through independent contractors. Approximately 90% of the Company’s outstanding accounts receivable at December 31, 2003 were from such customers.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003—(Continued)

Note 4. INVENTORIES:

Inventories at December 31, 2003 are as follows:

Raw materials	$167,562
Finished goods	72,686

Totals	$240,248

Note 5. ACCUMULATED DEPRECIATION AND AMORTIZATION:

The balances of accumulated depreciation and accumulated amortization on Intangible assets at December 31, 2003 are as follows:

Leasehold improvements	$4,136
Demo and test equipment	28,986
Office equipment	50,925

Total accumulated depreciation	$84,047

Iridian license	$413,333
Software	74,167

Total accumulated amortization	$487,500

Note 6. NOTES PAYABLE:

In August of 2002, the Company assumed two notes payable to CEO Greg Peterson and Vice President of Sales Orlando Martinez that were issued by the ParaVida Group, a previous company founded by Mr. Peterson. In addition, the Company issued a third note to Mr. Peterson. The total principal balance of these three notes payable on that date was $926,000. In return for the issuance of the notes, the Company obtained the unrestricted rights to certain software developed by ParaVida, and paid for services rendered by Martinez and Peterson to the Company over the previous three years.

These notes bear interest at 7%. Principal and interest are payable in equal monthly installments. One note will be paid in full in June of 2011, and remaining two notes will be paid in full in August of 2015. At December 31, 2003, the remaining principal balance on these notes was $853,380.

Maturities of long-term debt, for the five years subsequent to December 31, 2003, are as follows:

Year Ending December 31,
2004	$59,574
2005	65,881
2006	71,167
2007	76,312
2008	81,829
2009	87,744
Thereafter	410,873

$853,380

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003—(Continued)

Note 7. COMMITMENTS:

Operating leases:

The following is a schedule by year of future minimum rental payments required under leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31,2003.

Year Ending December 31,	Facilities
2004	$63,342
2005	66,323

$129,665

Rental expense under operating leases for facilities was $57,223 for the year ended December 31, 2003.

Other commitments:

The Company is a party to a four year Master Development Agreement dated April 18, 2003 with Mr. David Birkner, a hardware engineer and shareholder of the Company. Mr. Birkner is the Company’s principal hardware designer and a pioneer in the field of iris recognition. Under this agreement, the Company is required to purchase at least 80 hours of Mr. Birkner’s time each month during the term of the agreement, at a rate of $125/hour (adjusted for inflation each year). This minimum commitment totals approximately $10,000/month. In addition, the Company pays Birkner a royalty of $50 per hardware device sold, up to $250,000/year, at which point the royalty drops to $10 per device. This arrangement applies to all devices developed for the Company by Mr. Birkner. Under the terms of the agreement, the commitment to pay royalties terminates on a change of control, as defined ill the agreement.

Note 8. CLASSES OF STOCK:

Pursuant to the Fourth Amended and Restated Articles of Incorporation dated May 3, 2003, the Company is authorized to issue 18,761,966 shares of capital stock, with a par value of $0.001 per share. 15,000,000 shares are to be Common Stock and 3,761,966 are to be Preferred Stock.

As of December 31, 2003, the Company has issued two separate Series of Preferred Stock. In 2003, the Company issued 1,294,628 shares of Series A-1 at $2.42 per share, receiving total proceeds of $3,129,463, and 2,305,355 shares of Series B Preferred Stock at $3.04 per share, receiving total proceeds of $7,008,314.

Both Series of Preferred Stock are entitled to receive non-cumulative cash dividends of 8% of the original share price per year, prior and in preference to any dividend on Common Stock. No dividends were issued to Preferred or Common Stock in 2003 and no obligation to pay any dividend exists at December 31, 2003.

In the event of any liquidation of the Company, each holder of the Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, a per share amount equal to the original purchase price. After payment of this amount, the Preferred holders shall be entitled to share ratably in any remaining liquidation proceeds.

The holders of Preferred Stock have the right to convert, at their option, at any time, into shares of Common Stock of the Company. The conversion ratio is one share of Preferred stock for one share of Common Stock.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003—(Continued)

The Preferred Stock will automatically convert into Common Stock, in the event the holders of a majority of the issued and outstanding Preferred stock, voting together as a single class, consent to such conversion, or upon an Initial Public Offering meeting certain conditions described in the Preferred Stock agreements.

All holders of Preferred Stock have entered into voting agreements under which they agree to vote to elect all members of the Board of Directors designated by a majority of the holders of Common Stock.

Warrants:

In 2003, the Company issued warrants to purchase up to 161,983 shares of Series A-1 preferred stock at $2.42 per share.

Note 9. STOCK INCENTIVE PLAN:

The Company periodically grants options to purchase its common stock under the terms of the Amended and Restated 2002 Stock Plan (the “Plan”). The purposes of this Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants (as defined) and to promote the success of the Company’s business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Plan Administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Internal Revenue Code and the regulations promulgated thereunder. Stock purchase rights may also be granted under the Plan.

At December 31, 2003, 2,657,613 shares were reserved for issuance under the Plan. As of December 31, 2003, 2,482,271 options have been granted under the Plan since its inception.

The Plan provides that all options are granted at fair market value on the date of grant, as determined by the Board of Directors, except for options granted to persons who own stock representing more than tell percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary (“Ten Percent Holders”). No options have been granted to Ten Percent Holders since the inception of the plan.

A summary of the status of the Company’s incentive stock option (ISO) plan as of December 31, 2003 and the changes during the year then ended are as follows:

	Shares	Weighted- Average Exercise Price
Options outstanding at December 31, 2002	1,084,950	$0.04
Granted	1,447,291	.27
Exercised	(50,000)	.01
Forfeited	0	.00

Option outstanding at December 31, 2003	2,482,271	.18

Options exercisable at December 31, 2003	585,344	.07

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003—(Continued)

DECEMBER 31

Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable at December 31, 2003	Weighted Average Exercisable Price
$0.1 to 0.30	2,482,271	8.11	$0.18	585,344	$0.07

All options outstanding at December 31, 2003 will lapse between January 11, 2012 and September 12, 2013.

The Company applies APB Opinion 25 and related interpretations in accounting; for its options. Accordingly, no compensation cost has been recognized. Had compensation costs for the Company’s options been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company’s net income would have been reduced by $24,820 for the year ended December 31, 2003.

Note 10. PROVISION FOR INCOME TAXES:

The provision for income taxes shown in the accompanying statement of income and retained earnings includes the following components:

Year Ended December 31, 2003
Current	$800
Deferred	0

Total provision for income taxes	$800

Deferred income taxes shown in the accompanying balance sheet are comprised of the following components:

	December 31,		Net Change
	2003	2002
Deferred tax assets	$2,022,000	$802,000	$1,220,000
Valuation allowance	(2,022.000)	(802,000)	(1,220,000)

Net deferred income taxes	$0	0	$0

Net deferred income taxes are classified as:
Current	$0	$0	$0
Non-current	0	0	0

	$0	$0	$0

Note 11. RELATED PARTY TRANSACTIONS:

As discussed in Note 6, the Company is currently making payments to its CEO and its Vice President of Sales under three separate Note Agreements. Interest paid to the founders was $61,858 for the year ended December 31, 2003.

SECURIMETRICS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003—(Continued)

As discussed in Note 7, the Company purchases products and services from and pays royalties to Mr. David Birkner, a shareholder of the Company. Total amount paid to Mr. Birkner was $78,557 in 2003. The Company believes that the amounts paid to Mr. Birkner approximate those that would be paid ill a transaction with an unrelated party.

Note 11. RELATED PARTY TRANSACTIONS:

The Company occasionally obtains legal services from Mr. James Barringer. who is a member of the Company’s Board of Directors, its Corporate Secretary and a shareholder. The amount paid to Mr. Barringer was $1,980 in 2003. The Company believes that the amount paid to Mr. Barringer approximate those that would be paid in a transaction with an unrelated party.

Note 12. LEGAL MATTERS:

In September of 2003, the Company filed a suit in the United States District Court, District of New Jersey against Iridian Technologies, Inc., from whom SecuriMetrics licenses certain iris recognition technology. In that suit, the Company sought declaratory relief, asking the court to interpret certain provisions of SecuriMetrics’ various agreements with Iridian. Shortly thereafter, Iridian filed various counterclaims against the Company. Both parties have since amended their pleadings from time to time. As of December 31, 2003, the case is still awaiting trial.

Legal fees relating to this litigation totaled approximately $500,000 in 2003. If the case is ultimately brought to trial, the Company estimates that future legal fees could exceed $750,000. All litigation costs are expensed as incurred. No reserve has been established for estimated future litigation costs.

Note 13. SUBSEQUENT EVENTS:

In March of 2005, the Company filed suit against its previous general liability insurance carrier seeking recovery of certain fees and costs incurred in connection with the Iridian litigation. On or about January 4, 2006, the insurance matter was concluded by way of a confidential resolution and the case was dismissed with prejudice.

On February 5, 2006, the Company agreed to be acquired by Viisage Technology, Inc. Under the terms of the transaction, Viisage will pay $28 million in cash, net of the $2 million in cash on the Company’s balance sheet. The acquisition agreement provides SecuriMetrics shareholders with the opportunity to earn up to an additional $13 million in consideration if key performance thresholds and contingencies are reached, of which $11.5 million would be paid in shares of Viisage common stock at a fixed price of $17.69 per share. The transaction is expected to close by the end of February, 2006 and is subject to customary closing conditions.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

AMONG

VIISAGE TECHNOLOGY, INC.

VIDS ACQUISITION CORP.,

AND

IDENTIX INCORPORATED

JANUARY 11, 2006

A-i

A-ii

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “AGREEMENT”) is made and entered into as of January 11, 2006 (the “AGREEMENT DATE”) by and among Viisage Technology, Inc., a Delaware corporation (“PARENT”), VIDS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“MERGER SUB”), and Identix Incorporated, a Delaware corporation (the “COMPANY”).

RECITALS

A. The parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “MERGER”), with the Company to be the surviving corporation of the Merger, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DELAWARE LAW”).

B. The Board of Directors of the Company has approved and declared advisable this Agreement and the Merger, has deemed it in the best interests of its stockholders to consummate the Merger, and has determined to recommend to its stockholders the adoption of this Agreement.

C. The Board of Directors of Parent has approved and declared advisable this Agreement, the issuance of shares of Parent Common Stock (as defined in Article 1) in connection with the Merger (the “PARENT STOCK ISSUANCE”) and an amendment to Parent’s Certificate of Incorporation (i) to increase the number of authorized shares of Parent Common Stock to 125,000,000, (ii) change Parent’s name to a name mutually agreed upon by Parent and the Company prior to the Effective Time as provided in Section 5.20 hereto, and (iii) to make any changes required to permit compliance with Section 5.13 hereto (the “PARENT CHARTER AMENDMENT”), has deemed it in the best interests of its stockholders that the Parent Stock Issuance and Parent Charter Amendment be effected, and has determined to recommend to its stockholders approval of the Parent Stock Issuance and Parent Charter Amendment. The Parent Charter Amendment shall be effected pursuant to a Certificate of Amendment to its Certificate of Incorporation (the “CERTIFICATE OF AMENDMENT”).

D. Simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Company is entering into Voting Agreements in the form of Exhibit A attached hereto with certain stockholders of Parent in their respective capacities as stockholders of Parent (the “PARENT VOTING AGREEMENTS”).

E. Simultaneously with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent is entering into Voting Agreements in the form of Exhibit B attached hereto with certain stockholders of the Company in their respective capacities as stockholders of the Company (the “COMPANY VOTING AGREEMENTS”).

F. For United States federal income tax purposes, the Merger is intended to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “CODE”), and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3.

G. Parent, Merger Sub and the Company desire to make certain representations, warranties and covenants in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below.

“AFFILIATE” means with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“ALTERNATIVE TRANSACTION” means with respect to Parent or the Company, any of the following transactions (other than the Merger): (A) any acquisition or purchase from such party by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of such party or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning securities representing 20% or more of the total outstanding voting power of such party or any merger, consolidation, business combination, share exchange or similar transaction involving such party pursuant to which the stockholders of such party immediately preceding such transaction hold securities representing less than 80% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity); (B) any sale, lease, exchange, mortgage, transfer, license or disposition of assets (including capital stock or other ownership interests in Subsidiaries) representing 20% or more of the aggregate fair market value of the consolidated assets of such party and its Subsidiaries taken as a whole; or (C) any liquidation or dissolution of such party.

“ALTERNATIVE TRANSACTION PROPOSAL” means any offer, inquiry, proposal or indication of interest (whether binding or non-binding) to Parent or the Company, or their respective stockholders, relating to an Alternative Transaction.

“APPLICABLE LAW” means all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments and decrees of any Governmental Authority applicable to Parent, the Company, their respective Subsidiaries or any of their respective assets, properties or businesses.

“CERTIFICATE OF MERGER” means a certificate of merger, in such appropriate form as is determined by the parties.

“CHANGE OF RECOMMENDATION” means the withholding, withdrawal, adverse amendment, qualification or modification of the Board of Directors’ recommendation in favor of, in the case of the Company, adoption of this Agreement and, in the case of Parent, approval of the Parent Stock Issuance and Parent Charter Amendment, and, in the case of a tender or exchange offer made by a third party directly to the Company’s or Parent’s stockholders, as the case may be, a recommendation that the Company’s stockholders or Parent’s stockholders, as the case may be, accept the tender or exchange offer.

“CLOSING” means the closing of the transactions to consummate the Merger.

“CLOSING DATE” means the business day after the satisfaction or waiver of the conditions set forth in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or such other date as the parties hereto agree in writing.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“COMPANY COMMON STOCK” means the Common Stock, $0.01 par value per share, of the Company.

“COMPANY ESPP” means the Employee Stock Purchase Plan of the Company and the Foreign Subsidiary Employee Stock Purchase Plan.

“COMPANY FOREIGN PLAN” means each Company Benefit Arrangement that has been established or maintained, or that is required to be maintained or contributed to by the law or applicable custom or rule of any jurisdiction outside of the United States.

“COMPANY OPTION PLANS” means the 1992 Employee Stock Option Plan, as amended, the 1995 Equity Incentive Plan, as amended, the 1995 Non-Employee Directors Stock Option Plan, as amended, the New Employee Stock Incentive Plan, as amended, the 2002 Equity Incentive Plan, the Nonemployee Directors Stock Award Plan, Visionics’ Stock Incentive Plan, Digital Biometrics Inc.1990 Stock Option Plan, as amended, Visionics’ 1998 Stock Option Plan and IDT Holdings, Inc. 1998 Stock Option/Stock Issuance Plan.

“COMPANY OPTIONS” means options to purchase shares of Company Common Stock.

“COMPANY PREFERRED STOCK” means the Preferred Stock, $0.01 par value per share, of the Company.

“COMPANY RESTRICTED SHARES” means any shares of Company Common Stock that are issued and outstanding that are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be repurchased by or forfeited to the Company under the terms of any Contract with the Company (including without limitation any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“COMPANY STOCKHOLDERS” means the holders of shares of Company Common Stock.

“CONTRACT” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

“EFFECTIVE TIME” means the time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (or such later time as may be mutually agreed in writing by the Company and Parent as the time of the Merger and specified in the Certificate of Merger).

“ENCUMBRANCE” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“ENVIRONMENTAL LAWS” means any and all federal, state, foreign, interstate, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, requirements of any Governmental Authority, any and all common law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health, safety or the environment, as currently in effect, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., Section 136 et seq., Occupational Safety and Health Act 29 U.S.C. Section 651 et seq., the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., and the Endangered Species Act (16 U.S.C. Section 1531 et seq.) as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes.

“ENVIRONMENTAL LIABILITIES” means with respect to Parent or the Company, any and all Liabilities of or relating to such party or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such party or any of such Subsidiaries), which (A) arise under or relate to matters covered by Environmental Laws and (B) relate to actions occurring or conditions existing on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA AFFILIATE” means with respect to Parent or the Company, any entity which is a member of: (A) a “controlled group of corporations”, as defined in Section 414(b) of the Code; (B) a group of entities under “common control”, as defined in Section 414(c) of the Code; or (C) an “affiliated service group”, as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes such party.

“EXCHANGE ACT” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles.

“GOVERNMENTAL AUTHORITY” means any federal, state, county, local, municipal or foreign court or tribunal, governmental or regulatory body, administrative agency, commission or other governmental authority.

“GOVERNMENTAL PERMIT” means with respect to Parent, the Company or any of their respective Subsidiaries, any consent, license, permit, grant, or other authorization of a Governmental Authority that is required for the operation of such entity’s business or the holding of any of its material assets or properties.

“HAZARDOUS MATERIALS” means any materials or wastes, defined, listed, classified or regulated as radioactive, hazardous, toxic or otherwise dangerous to health or the environment in or under any Environmental Laws including without limitation petroleum, petroleum products, friable asbestos, urea formaldehyde, radioactive materials and polychlorinated biphenyls, but excluding office and janitorial supplies safely stored and maintained.

“HSR ACT” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“INTELLECTUAL PROPERTY” means, collectively, all worldwide industrial and intellectual property rights, including rights in the following: patents and patent applications, trademarks and trademark applications, trade dress rights, trade names, Internet domain names, copyrights and copyrightable works (including object code and source code software), mask work and applications therefor, franchises, inventions, trade secrets, know-how, proprietary business information, processes and formulae, databases, and proprietary technology.

“KNOWLEDGE” means with respect to any particular fact, circumstance, event or other matter in question, with respect to the Company, that any of the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Operating Officer or Chief Legal Officer, and with respect to Parent, that any of the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, General Counsel, Senior Vice President of Customer Solutions or Senior Vice President of ID Service, has actual knowledge of such fact, circumstance, event or other matter.

“LIABILITIES” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

“MATERIAL ADVERSE EFFECT” means with respect to Parent or the Company, any change, event, circumstance or effect (any such item, an “EFFECT”) that is (i) materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such party taken as a whole with its Subsidiaries or (ii) would reasonably be expected to prevent Parent or the Company, as applicable, from consummating the Merger or any of the transactions contemplated by the Agreement or to perform any of its obligations under the Agreement before the Effective Time; provided however, in no event shall Effects resulting from any of the following be taken into account in determining whether there has been or will be, a

Material Adverse Effect on any such party: (A) changes in general economic or political conditions or the financing or capital markets in general or Effects affecting the industry generally in which such party and its Subsidiaries operates (provided that such Effects do not affect such party and its Subsidiaries as a whole in a materially disproportionate manner as compared to other similarly situated participants in the industry in which such party and its Subsidiaries operates); (B) changes in Applicable Law or GAAP or official published interpretations thereof; (C) the execution, delivery and performance of this Agreement or the pendency or consummation of any transaction contemplated hereby or the announcement thereof; (D) any natural disaster, sabotage, military action, acts of war or terrorism or any escalation or worsening thereof, (E) any change in the price at which the Parent Common Stock or the Company Common Stock is publicly traded (provided that the underlying cause of any such change may (subject to the other provisions of this Agreement) be taken into account in making a determination as to whether there has been a Material Adverse Effect) or (F) any failure to meet any internal or external financial projections, estimates or forecasts (provided that the underlying cause of any such change may (subject to the other provisions of this Agreement) be taken into account in making a determination as to whether there has been a Material Adverse Effect).

“MERGER SUB COMMON STOCK” means the Common Stock, $0.01 par value per share, of Merger Sub.

“PARENT COMMON STOCK” means the Common Stock, $0.001 par value per share, of Parent.

“PARENT ESPP” means the 1997 Employee Stock Purchase Plan of Parent.

“PARENT OPTION PLANS” means the Second Amended and Restated 1996 Management Stock Option Plan, 1996 Director Stock Option Plan, Imaging Automation, Inc. 1996 Stock Option Plan, Imaging Automation, Inc. 2003 Employee, Director and Consultant Stock Plan, Parent 2005 Long Term Incentive Plan, Viisage Technology AG Share Option Plan and 2001 Directors Stock in Lieu of Cash Plan.

“PARENT OPTIONS” means options to purchase shares of Parent Common Stock.

“PARENT PREFERRED STOCK” means the Preferred Stock, $0.001 par value per share, of Parent.

“PARENT RESTRICTED SHARES” means any shares of Parent Common Stock that are issued and outstanding that are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be repurchased by or forfeited to Parent under the terms of any Contract with Parent (including without limitation any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“PERMITTED ENCUMBRANCES” means: (A) statutory liens for Taxes or other payments that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (E) statutory purchase money liens.

“PERSON” means any individual, corporation, company, limited liability company, partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.

“PROXY STATEMENT/PROSPECTUS” means the joint proxy statement/prospectus to be filed with the SEC as part of the Registration Statement.

“PUBLIC SOFTWARE” means any software that is or contains, in whole or in part, any software that is licensed pursuant to an “open source” licensing agreement or similar agreement, including without limitation software licensed under the GNU General Public License (GPL) or the GNU Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, and the Apache License.

“REGISTRATION STATEMENT” means the registration statement on Form S-4 to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock pursuant to the Merger.

“SARBANES ACT” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“SECURITIES ACT” means the Securities Act of 1933, as amended.

“SUBSIDIARY” means with respect to Parent or the Company, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body is (or, if there are no such voting interests, more than 50% of the equity interests of which are) owned directly or indirectly by such party.

“SUPERIOR PROPOSAL” means with respect to Parent or the Company, an unsolicited, bona fide written Alternative Transaction Proposal, which the Board of Directors of such party has in good faith determined (after consultation with its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory, timing and other aspects of the proposal, (A) is more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of this Agreement (after giving effect to any adjustments to the terms of this Agreement proposed by the other party in response to such Alternative Transaction Proposal), (B) is fully financed or reasonably capable of being fully financed, and (C) is reasonably likely to be consummated on the terms proposed; provided that, for purposes of this definition of “Superior Proposal” each reference to “20%” or “80%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “50%”.

“TAX” (and, with correlative meaning, “TAXES”) means (A) any net income, alternative or add-on minimum tax, estimated, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign), (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person for any amounts of the type described in clause (A) or (B) of this sentence.

“TERMINATION FEE” means $20,000,000 in immediately available funds.

1.2 Additional Definitions. Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement in the sections set forth below.

Term	Section
Agreement	Preamble
Agreement Date	Preamble
Assumed Awards	5.12(b)
Bear Stearns	4.16
Certificate of Amendment	Recitals
Certificates	2.7(c)
Claim	5.7(a)
Code	Recitals
Company	Preamble
Company 401(k) Plans	5.12(e)
Company Balance Sheet	3.4(b)
Company Benefit Arrangements	3.10(d)

Term	Section
Company Charter Documents	3.1(b)
Company Disclosure Letter	3
Company Financial Statements	3.4(b)
Company IP Rights	3.9(a)
Company Material Contract	3.12(a)
Company-Owned IP Rights	3.9(a)
Company SEC Documents	3.4(a)
Company Source Code	3.9(g)
Company Stockholder Approval	3.3(c)
Company Stockholders’ Meeting	3.4(e)
Company Voting Agreements	Recitals
Company Voting Debt	3.2(d)
Company Warrants	2.5(b)
Confidentiality Agreement	5.2(c)(1)
Continuing Employees	5.12(d)
Delaware Law	Recitals
Dissenting Shares	2.9
Exchange Agent	2.7(a)
Exchange Fund	2.7(b)
Exchange Multiple	2.4(g)
Exchange Quotient	2.4(g)
Exchange Ratio	2.4(a)
Expenses	5.7(a)
Janney Montgomery	3.16
Indemnified Parties	5.7(a)
Initial Post-Closing Directors	5.13(a)
L-1	2.2
Merger	Recitals
Merger Consideration	2.4(a)
Merger Sub	Preamble
Outside Date	7.1(b)(1)
Parent	Preamble
Parent Balance Sheet	4.4(b)
Parent Benefit Arrangements	4.10(d)
Parent Benefit Plans	5.12(d)
Parent Charter Amendment	Recitals
Parent Charter Documents	4.1(b)
Parent Disclosure Letter	4
Parent Financial Statements	4.4(b)
Parent IP Rights	4.9(a)
Parent Material Contract	4.12(a)
Parent-Owned IP Rights	4.9(a)
Parent SEC Documents	4.4(a)
Parent Source Code	4.9(g)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	4.3(c)
Parent Stockholders’ Meeting	3.4(e)
Parent Voting Agreements	Recitals
Parent Voting Debt	4.2(d)
Parent Warrants	4.2(b)
Restraints	6.1(c)
Returns	3.8
Rule 145 Affiliates	5.14
Stock Consideration	2.4(a)
Surviving Corporation	2.1
USBX	4.16
Use	3.9(a) and 4.9(a)

ARTICLE 2

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company and the Company shall continue as the surviving corporation of the Merger (the “SURVIVING CORPORATION”).

2.2 Closing. Subject to termination of this Agreement as provided in Article 7, the Closing shall take place at the offices of L-1 Investment Partners LLC (“L-1”), 177 Broad Street, Stamford, Connecticut, on the Closing Date. The parties hereto shall cause the Merger to be consummated on the Closing Date by filing the Certificate of Merger with the Delaware Secretary of State in accordance with Delaware Law.

2.3 Effects of the Merger. At and upon the Effective Time:

(a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Certificate of Merger;

(b) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article 1 of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is “Identix Incorporated”.

(c) the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation at the Effective Time until thereafter amended in accordance with Delaware Law and as provided in the Certificate of Incorporation of the Surviving Corporation and such Bylaws;

(d) the officers of the Company immediately prior to the Effective Time shall continue as the initial officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed;

(e) the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified; and

(f) the Merger shall, from and after the Effective Time, have all of the effects provided by Delaware Law.

2.4 Conversion of Stock.

As of the Effective Time, by virtue of the Merger, and without any action on the part of the holders of any outstanding shares of capital stock or securities of the Company or Merger Sub:

(a) Each share of the Company Common Stock, issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled pursuant to Section 2.4(c)), shall be automatically converted into the right to receive 0.473 (the “EXCHANGE RATIO”) of a fully paid and nonassessable share of Parent Common Stock (the “MERGER CONSIDERATION”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted.

(b) Each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive (i) a certificate (or direct registration) representing the number of whole shares of Parent Common Stock payable with respect to such Company Common Stock, and (ii) cash in lieu of fractional shares of Parent Common Stock in accordance with Section 2.4(f), without interest.

(c) Each share of Company Common Stock held of record immediately prior to the Effective Time by the Company, Merger Sub, Parent shall be canceled and extinguished without any consideration paid thereof.

(d) Each share of Common Stock, $0.01 per share par value, of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 per share par value, of the Surviving Corporation. Each certificate evidencing ownership of a number of shares of Merger Sub Common Stock shall be deemed to evidence ownership of the same number of shares of Common Stock, $0.01 per share par value, of the Surviving Corporation.

(e) Without limiting any other provision of this Agreement, the Exchange Ratio and Exchange Quotient shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary dividend or distribution, reorganization, reclassification, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring or having a record date or an effective date on or after the date hereof and prior to the Effective Time.

(f) No fraction of a share of Parent Common Stock will be issued by virtue of the Merger. Instead, each holder of shares of Company Common Stock who would otherwise be entitled by virtue of the Merger to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock which otherwise would be received by such holder) shall receive in lieu thereof from Parent an amount of cash (rounded to the nearest whole cent, with .5 being rounded up) equal to the product of (i) such fraction, multiplied by (ii) $8.50.

(g) For the purposes of this Agreement, the “EXCHANGE MULTIPLE” of any quantity means the product obtained from multiplying such quantity by the Exchange Ratio, and the “EXCHANGE QUOTIENT” of any quantity means the quotient obtained from dividing such quantity by the Exchange Ratio.

2.5 Company Options, Company Warrants, Company Stock Purchase Plan.

(a) As of the Effective Time, Parent shall, to the full extent permitted by Applicable Law and the terms of the Company Option Plans, assume all of the Company Options and the Company Option Plans. Each Company Option, whether or not exercisable at the Effective Time, shall be assumed by Parent in such a manner that after the Effective Time it shall be exercisable upon the same terms and conditions as under the Company Option Plan pursuant to which it was granted and the applicable option agreement issued thereunder (after giving effect to any acceleration of vesting resulting from the Merger on the terms provided under the Company Option Plan pursuant to which it was granted and the applicable option agreement issued thereunder); provided, however, that (i) each such option thereafter shall be exercisable for a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Company Common Stock subject to such option, and (ii) the exercise price per share of Parent Common Stock thereafter shall equal the Exchange Quotient (rounded up to the nearest whole cent) of the exercise price per share of Company Common Stock subject to such option in effect immediately prior to the Effective Time. Notwithstanding the foregoing, any Company Options that vest according to their terms as of the Effective Time shall be vested from and after the Effective Time. It is intended that Company Options assumed by Parent shall to the extent permitted by the Code qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 2.5 shall be applied consistent with such intent.

(b) As of the Effective Time, Parent shall, to the full extent permitted by applicable law, assume all warrants of Company outstanding immediately prior to the Effective Time (the “COMPANY WARRANTS”). Each Company Warrant, whether or not exercisable at the Effective Time, shall be assumed by Parent in such a manner that it shall be exercisable upon the same terms and conditions as set forth in the applicable Company Warrant immediately prior to the Effective Time (after giving effect to any acceleration of vesting resulting from the Merger on the terms provided under the applicable warrant); provided that (i) each such warrant thereafter shall be exercisable for a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the Exchange Multiple of the number of shares of Company Common Stock subject to such Company Warrant, and (ii) the strike price per share of Parent Common Stock thereafter shall equal the Exchange Quotient (rounded up to the nearest whole cent) of the strike price per share of Company Common Stock subject to such Company Warrant in effect immediately prior to the Effective Time.

(c) Employees of the Company and its Subsidiaries who continue in the employ of the Surviving Corporation or Parent or any Subsidiary of Parent after the Effective Time shall be eligible for participation in the Parent ESPP in accordance with the terms, provisions and policies thereof.

2.6 Company Restricted Shares.

Subject to the terms of the Company Option Plans (a correct and complete copy of which has been disclosed and made available to Parent), the shares of Parent Common Stock issued upon the conversion of any Company Restricted Shares pursuant to the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any Contract governing Company Restricted Shares.

2.7 Exchange of Certificates.

(a) Exchange Agent. Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the “EXCHANGE AGENT”) in the Merger and shall enter into an exchange agent agreement with the Exchange Agent reasonably satisfactory to Company.

(b) Exchange Fund. Promptly after the Effective Time, Parent shall deposit with the Exchange Agent for exchange in accordance with this Article 2, the shares of Parent Common Stock, and cash in lieu of fractional shares (together with any dividends or distributions with respect thereto, the “EXCHANGE FUND”) issuable pursuant to Section 2.4 in exchange for outstanding shares of Company Common Stock.

(c) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“CERTIFICATES”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 2.4(a), cash in lieu of any fractional shares pursuant to Section 2.4(f) and any dividends or other distributions pursuant to Section 2.4(e), (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the consideration provided for herein. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent (including any required Form W-9 or Form W-8), the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock (after aggregating all Certificates surrendered by such holder) into which such holder is entitled pursuant to Section 2.4 (which shall be in uncertificated book entry form unless a physical certificate is requested or required by Applicable Law or regulation), a check in the amount of U.S. dollars in lieu of fractional shares that such holders have the right to receive pursuant to Section 2.4(f) and any dividends or distributions payable pursuant to Section 2.4(e), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive upon surrender thereof the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(a), an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.4(f) and any dividends or distributions payable pursuant to Section 2.4(e). No interest will be paid or accrued on any cash payable in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of whole shares of Parent Common Stock and cash payable in lieu of fractional shares may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock issuable pursuant to the Merger until the holders of record of such Certificates shall surrender such Certificates. Subject to Applicable Law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, (i) promptly after such surrender, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the whole shares of Parent Common Stock issued in respect thereof, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock to which the shares of Company Common Stock represented by such Certificates were converted into the right to receive pursuant to Section 2.4(a), cash for fractional shares, if any, as may be required pursuant to Section 2.4(f) and any dividends or distributions payable pursuant to Section 2.4(e); provided, however, that Parent or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock for one year after the Effective Time shall be delivered to Parent, upon demand, and any such holders of Company Common Stock who have not theretofore complied with the provisions of this Section 2.7 shall thereafter look only to Parent for the shares of Parent Common Stock to which they are entitled pursuant to Section 2.4(a), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.4(f) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.4(e), in each case without any interest thereon.

(g) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and dividends or other distributions with respect to Parent Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 2.

(h) No Liability. Notwithstanding anything to the contrary in this Section 2.7, neither the Exchange Agent, Parent, the Company, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.8 Tax Consequences and Withholding.

(a) Consequences. It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

(b) Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any former Company Stockholder such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other Applicable Law. To the extent such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

2.9 Further Assurances.

If, at any time before or after the Effective Time, the Company or Parent reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Parent, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter of the Company addressed to Parent, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “COMPANY DISCLOSURE LETTER”) referencing a representation or warranty herein (it being understood that the Company Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections contained in this Agreement, and the disclosures in any section or subsection of the Company Disclosure Letter shall qualify all of the applicable representations and warranties in the corresponding section or subsection of this Article 3 and, in addition, in all other sections or subsections in this Article 3 to the extent it is reasonably apparent from the text of such disclosure that that such disclosure is applicable to such other sections or subsections), the Company represents and warrants to Parent as follows:

3.1 Organization.

(a) Standing and Power. Each of the Company and its Subsidiaries (i) is a corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted, and (iii) is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions which recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) Charter Documents. The Company has made available to Parent or filed with the SEC prior to the Agreement Date: (i) a complete and correct copy of the Certificate of Incorporation (including any Certificates of Designation) and Bylaws of the Company, each as amended to date, and (ii) a complete and correct copy of the articles or certificate of incorporation and bylaws (or like organizational documents), each as amended to date, of each of its Subsidiaries (collectively with the documents identified in the preceding clause (i), the “COMPANY CHARTER DOCUMENTS”), and each such instrument is in full force and effect. Neither Company nor any of such Subsidiaries is in violation of any of its Company Charter Documents, except in the case of such Subsidiaries as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(c) Subsidiaries. Schedule 3.1(c) of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (i) are owned directly or indirectly by the Company, free and clear of all Encumbrances (except for Permitted Encumbrances and restrictions imposed by applicable securities laws), (ii) are not subject to any preemptive right or right of first refusal created by Applicable Law, the Company Charter Documents or any Contract to which such Subsidiary is a party or by which it is bound, and (iii) are duly authorized, validly issued, fully paid and nonassessable. Other than the Subsidiaries of the Company, as of the Agreement Date, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person. As of the Agreement Date, there are no outstanding obligations of the Company or any of its Subsidiaries under any Contract to which it is a party or by which it is otherwise bound to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in any other Person (other than the Company or such a Subsidiary) in an amount in excess of $100,000 in respect of any single Person.

3.2 Capitalization of the Company.

(a) Capital Stock. The authorized capital stock of the Company consists solely of 100,000,000 shares of Company Common Stock, 2,000,000 shares of Company Preferred Stock. As of the close of business on December 31, 2005, (i) 89,186,700 (including 50,000 Company Restricted Shares) shares of Company Common Stock were issued and outstanding (ii) no shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, and (iii) no shares of Company Preferred Stock were issued or outstanding. All issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, and are not subject to preemptive rights created by Applicable Law, the Company Charter Documents or any Contract to which the Company is a party or by which it is bound.

(b) Stock Options, Purchase Plans and Convertible Securities. As of the close of business on December 31, 2005, (i) 6,960,199 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options under the Company Option Plans, (ii) no shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options outside the Company Option Plans, (iii) 5,771,373 shares of Company Common Stock were reserved for future grant and issuance under the Company Option Plans (excluding shares subject to issuance pursuant to outstanding Company Options), (iv) 1,024,351 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Warrants, and (v) no shares of Company Common Stock were reserved for future issuance under the Company ESPP. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding or authorized stock appreciation, profit participation (other than Company bonus plans), “phantom stock”, or other similar plans or Contracts with respect to the Company or any of its Subsidiaries. Schedule 3.2(b) of the Company Disclosure Letter sets forth (x) the following information with respect to each Company Option: the aggregate number of shares issuable thereunder, the type of option, the grant date, the expiration date, the exercise price and the vesting schedule including a description of any acceleration provisions, and (y) the following information with respect to each Company Warrant: the aggregate number of shares issuable thereunder, the issue date, the expiration date, the exercise price and the vesting schedule, if any, including a description of any acceleration provisions. Each Company Option was granted in accordance with the terms of the Company Stock Plan applicable thereto. The terms of each of the Company Stock Plans do not prohibit the assumption of the Company Options as provided in Section 2.5(a). The terms of each of the Company Warrants do not prohibit the assumption of the Company Warrants as provided in Section 2.5(b).

(c) No Other Rights. As of the close of business on January 6, 2006, except as set forth in the preceding subsection (b), there were no options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts (to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound) outstanding to purchase or otherwise acquire any Company Voting Debt, any shares of capital stock of the Company or any of its Subsidiaries or any securities or debt exercisable for, convertible into or exchangeable for capital stock of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. The Company Charter Documents do not provide, and neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Contract providing, for registration rights, rights of first refusal in favor of a third party, preemptive rights, co-sale rights, antidilution rights, redemption rights or other similar rights or other restrictions applicable to any outstanding securities of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Contract (including any voting agreement, voting trust or proxy, other than proxies to be submitted in connection with the Company Stockholders’ Meeting (as defined below)) regarding the voting of any outstanding securities of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any rights agreement or “poison pill” anti-takeover plan.

(d) Voting Debt. There are no issued or outstanding bonds, debentures, notes or other evidences of indebtedness having the right to vote on any matters on which stockholders of the Company may vote (“COMPANY VOTING DEBT”).

(e) Legal Compliance. All outstanding shares of Company Common Stock, all outstanding Company Options, all outstanding Company Warrants, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts pursuant to which such securities were issued.

(f) Ownership of Parent. Neither the Company nor any of its Subsidiaries owns, or has in the past three years owned, any shares of capital stock of Parent or any of its Subsidiaries.

3.3 Authorization.

(a) Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject in the case of consummation of the Merger to obtaining the Company Stockholder Approval (as defined below). The execution and delivery of this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than the Company Stockholder Approval.

(b) Board Approval. The Board of Directors of the Company has (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders and has declared this Agreement advisable, (ii) duly approved this Agreement, the Company Voting Agreements, the Merger and

the other transactions contemplated hereby, which approval has not been rescinded or modified, (iii) resolved (subject to Section 5.2(d)) to recommend this Agreement to the Company Stockholders for adoption, and (iv) directed that this Agreement be submitted to the Company Stockholders for consideration in accordance with this Agreement.

(c) Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “COMPANY STOCKHOLDER APPROVAL”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and consummate the Merger and the other transactions contemplated hereby.

(d) Enforceability. This Agreement has been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(e) No Consents. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by the Company or any of its Subsidiaries to enable the Company to lawfully enter into, and perform its obligations under, this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) such filings and notifications as may be required to be made by the Company in connection with the Merger under the HSR Act and the antitrust, competition or similar laws of any foreign jurisdiction and the expiration or early termination of applicable waiting periods under the HSR Act and such foreign laws, (iii) the filing with the SEC of the Proxy Statement/Prospectus and such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) such other filings and notifications as may be required to be made by the Company under federal, state or foreign securities laws or the rules and regulations of the Nasdaq Stock Market, (v) the Company Stockholder Approval, and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to materially affect the ability of the Company to consummate the Merger or have a Material Adverse Effect on the Company.

(f) No Conflict. The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby and compliance by the Company with the provisions of this Agreement will not, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or require any consent, waiver or approval under, (i) the Company Charter Documents, (ii) subject to compliance with the requirements set forth in the preceding subsection (e), any Applicable Law applicable to the Company, any of its Subsidiaries or any of their respective assets or properties, or (iii) any Contract or Governmental Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, other than, in the cases of clauses (ii) and (iii), any such conflicts, violations, breaches or defaults, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not reasonably be expected to materially affect the ability of the Company to consummate the Merger or have a Material Adverse Effect on the Company.

3.4 SEC Filings.

(a) SEC Reports. The Company has timely filed with the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents (including exhibits and all other items incorporated by reference) required to be filed by the Company since January 1, 2004 (all such required registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents, including those that the Company may file subsequent to the Agreement Date, are referred to herein as the “COMPANY SEC DOCUMENTS”). As of their respective dates, the Company SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes Act (to the extent then applicable), and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the Agreement Date by a subsequently filed Company SEC Document. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “COMPANY FINANCIAL STATEMENTS”), including each Company SEC Document filed after the Agreement Date until the Closing, (i) complied, as of their respective dates of filing with the SEC, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or Form 8-K) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (iii) fairly presented in all material respects the consolidated financial position of Company and its Subsidiaries as at the respective dates thereof and the consolidated results of Company’s and its Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were subject to normal and recurring year-end and quarter-end adjustments which were not material). Except as reflected in the balance sheet of the Company dated September 30, 2005 included in the Form 10-Q filed by the Company with the SEC on November 7, 2005 (the “COMPANY BALANCE SHEET”) (or described in the notes thereto), neither the Company nor any of its Subsidiaries has any Liabilities of any nature that would be required to be disclosed on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied, except (i) Liabilities incurred since September 30, 2005 in the ordinary course of business consistent with past practice, (ii) Liabilities under a Company Material Contract (as defined in Section 3.12 below) set forth on Schedule 3.4(b) of the Company Disclosure Letter or under a Contract entered into to by the Company or any of its Subsidiaries subsequent to the Agreement Date not in violation of Section 5.2(a) below, (iii) Liabilities reserved against in the Company Balance Sheet (but only to the extent of such reserve), (iv) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and (v) Liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Sarbanes Act. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(d) Amendments. The Company has heretofore made available to Parent a complete and correct copy of any amendments or modifications effected prior to the Agreement Date, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

(e) Registration Statement. The information supplied by the Company for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion or incorporation by reference in the

Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company Stockholders or Parent Stockholders, at the time of the meeting of Company Stockholders (the “COMPANY STOCKHOLDERS’ MEETING”) to consider the Company Stockholder Approval, at the time of the meeting of Parent Stockholders (the “PARENT STOCKHOLDERS’ MEETING”) to consider the Parent Stockholder Approval or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting which has become false or misleading. The proxy statement included in the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub that is contained (including by incorporation by reference) in any of the foregoing documents.

3.5 Litigation.

Except as and to the extent disclosed in the Company SEC Documents filed prior to the Agreement Date (including the notes to the financial statements included therein) or as set forth in Section 3.5 of the Company Disclosure Letter, (a) there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against the Company or any of its Subsidiaries before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of the Company, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened, and (b) there is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against the Company or any of its Subsidiaries.

3.6 Compliance with Laws.

(a) Applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and each of its Subsidiaries has complied, and is now in compliance, with all Applicable Law, (2) neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that the Company or any of its Subsidiaries has failed to comply, or is not in compliance, with Applicable Law and to the Company’s knowledge, no investigation or review of the Company or any of its Subsidiaries by any Governmental Authority is pending, and (3) to the Company’s knowledge, no such notification, investigation or review has been threatened in writing against the Company or any of its Subsidiaries and no reasonable basis therefor exists.

(b) Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and its Subsidiaries hold all Governmental Permits and all such Governmental Permits are valid and in full force and effect, (2) neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that the Company or any of its Subsidiaries has failed to comply with or is not in compliance with any such Governmental Permit or regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Permit, and (3) to the Company’s knowledge, no such notification has been threatened in writing against the Company or any of its Subsidiaries and no reasonable basis therefor exists.

3.7 Properties.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company or one of its Subsidiaries (a) has good and valid title to all the properties and assets reflected in the latest audited balance sheet included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, except (1) Permitted Encumbrances, (2) such imperfections or irregularities of title, easements, covenants, rights-of-way and other Encumbrances as do not materially impair the continued use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (3) mortgages, deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company included in the Company SEC Documents, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company SEC Documents or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor.

3.8 Taxes.

(a) The Company and each of its Subsidiaries (and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any such Subsidiary is or has been a member) (i) has properly completed and timely filed all material foreign, federal, state, local and municipal Tax and information returns (collectively, “RETURNS”) required to be filed by it and all such Returns are true, correct and complete in all material respects, (ii) has timely paid all material Taxes required to be paid by it for which payment was due, (iii) has established an adequate accrual or reserve in accordance with GAAP applied on a consistent basis for the payment of all material Taxes payable in respect of the periods or portions thereof prior to and through the date of the Company Balance Sheet (which accrual or reserve as of such date is fully reflected on the Company Balance Sheet), and (iv) has no Liability for material Taxes in excess of the amount so paid or accruals or reserves so established except for Taxes subsequent to the date of the Company Balance Sheet incurred in the ordinary course of business. Neither the Company nor any of its Subsidiaries has received any written notification from the Internal Revenue Service or any other Taxing authority regarding any material issues that (i) are currently pending before the Internal Revenue Service or any other Taxing agency or authority (including any sales or use Taxing authority) regarding the Company, or (ii) have been raised by the Internal Revenue Service or other Taxing agency or authority and not yet finally resolved. No material Tax liens are currently in effect against any of the assets of the Company or any of its Subsidiaries other than liens that arise by operation of law for taxes not yet due and payable. There is not in effect any waiver by the Company or any of its Subsidiaries of any statute of limitations with respect to any material Taxes. Neither the Company nor any of its Subsidiaries is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any of its Subsidiaries have any material liability or material potential liability to another party under any such agreement. No claim that has not been resolved has ever been made to the Company or any of its Subsidiaries by an authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that any one of them is or may be subject to taxation by that jurisdiction. The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b) Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (a) in the two years prior to the Agreement Date or (b) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger. The Company is not a U.S. real property holding corporation within the meaning of Code Section 897(c)(2). The Company has made available to Parent or its legal or accounting representative copies of all foreign, federal and state income, franchise, sales and use tax Returns for the

Company and each of its subsidiaries filed for all periods including and after the period ended December 31, 2001.

(c) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 368(a) of the Code.

3.9 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and each of its Subsidiaries owns or has the valid right or license to use, and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license to third parties and/or dispose of (for purposes of this Section 3.9, “USE”) all Intellectual Property as currently Used in the conduct of the business of the Company and its Subsidiaries (such Intellectual Property being hereinafter collectively referred to as the “COMPANY IP RIGHTS”), and (2) all such Company IP Rights are owned or licensed by the Company free of all material liens and Encumbrances (other than Permitted Encumbrances). As used in this Agreement, “COMPANY-OWNED IP RIGHTS” means Company IP Rights that are or are purportedly owned or exclusively licensed to the Company or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the Company’s entry into this Agreement nor the performance of its obligations contemplated hereby shall, in accordance with their terms (1) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Contract governing any Company IP Right, (2) materially impair the right of the Company or the Surviving Corporation or any Subsidiary of the Company to Use any Company IP Right or portion thereof as currently Used in the conduct of the Company’s business, or (3) cause any royalties fees or other payments to become payable by the Company or any of its Subsidiaries to any third person as a result of the Use of any Company IP Rights by the Company or cause any existing obligations to pay such royalties, fees or other payments to increase (other than due to increased sales of the Company’s products or services).

(c) To the knowledge of the Company, and except as would not, individually or in the aggregate, reasonably be excepted to have a Material Adverse Effect on the Company, the Use of any Company IP Right as currently Used in the conduct of its business does not infringe on or otherwise violate the rights of any third party. There is no pending, or to the knowledge of the Company, threatened, claim or litigation contesting the validity, ownership or right of the Company or any of its Subsidiaries to exercise any Company IP Right or which would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Company IP Rights, nor to the knowledge of the Company, as of the Agreement Date, is there any legitimate basis for any such claim. None of the Company IP Rights is subject to any proceeding or outstanding order, contract or stipulation materially restricting the Company’s use of the Company IP Rights in the aggregate. To the knowledge of the Company, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no third party is infringing or otherwise violating any Company IP Right (other than unlicensed end users of the Company’s commercially available software products).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) the Company and each of its Subsidiaries has taken commercially reasonable steps to protect, preserve and maintain the proprietary and confidential rights and trade secrets in the Company IP Rights and (2) no current or former employee of, or independent contractor who has worked with, the Company or any of its Subsidiaries has any right or interest in any Company-Owned IP Rights.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company, all registered Company-Owned IP Rights are to the knowledge of the Company valid, enforceable and subsisting, and the Company or a Subsidiary of the Company is the record owner thereof.

(f) Schedule 3.9(f) of the Company Disclosure Letter lists, as of the Agreement Date, all Contracts pursuant to which the Company or any of its Subsidiaries grants a third party exclusive rights under any material Company IP Rights.

(g) To the knowledge of the Company, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to result in the release by the Company or any escrow agent to any third party of any Company Source Code. “COMPANY SOURCE CODE” means, collectively, any human readable software source code, or any material portion or aspect of the software source code which comprise part of the Company-Owned IP Rights.

(h) To the knowledge of the Company, as of the Agreement Date, Schedule 3.9(h) of the Company Disclosure Letter lists Contracts with government entities, pursuant to which material computer software programs or applications owned or co-owned by the Company or any of its Subsidiaries were developed or co-developed and licensed and/or assigned to the Company.

(i) To the knowledge of the Company, the Company and its Subsidiaries are in compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in any material Company IP Rights, except for such non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.10 Employment.

(a) The Company, each of its Subsidiaries and each ERISA Affiliate is in compliance with all Applicable Law and Contracts relating to each Company Benefit Arrangement, each Company Foreign Plan, employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (1) no union organizing effort with respect to employees of the Company or any of its Subsidiaries is underway and (2) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective employees which have, or would reasonably be expected to result in, an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority, and which individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(c) To the knowledge of the Company, neither the Company, its Subsidiaries, nor any ERISA Affiliate has at any time since the enactment of ERISA, contributed to or been obligated to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA. Neither the Company nor any Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA. To the knowledge of the Company, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code) has occurred with respect to any Company Benefit Arrangement that is not subject to Title IV of ERISA.

(d) With respect to the Company, any of its Subsidiaries and any ERISA Affiliate, the Company has made available to Parent (1) all employee benefit plans within the meaning of Section 3(3) of ERISA currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, (2) each outstanding loan from the Company, any of its Subsidiaries or an ERISA Affiliate to an employee in excess of $25,000, (3) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements (other than Company Foreign Plans) currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, (4) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs or arrangements (other than Company Foreign Plans) currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, (5) other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees that are currently contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, (6) all employment or service agreements with a current service provider (except for offer letters providing for at-will employment which do not provide for severance, acceleration or post-termination benefits except as required by the law or applicable custom or rule of the relevant jurisdiction outside of the United States) where the obligations under any such agreement are in excess of $100,000 or if any such agreement is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), and (7) all change of control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any current director or officer of the Company or any current employee or consultant, in each case in the foregoing clauses (1)-(7) to the extent such plans, loans, programs, arrangements, agreements or other items are material to the business of the Company and its Subsidiaries taken as a whole (collectively, the “COMPANY BENEFIT ARRANGEMENTS”).

(e) Except as disclosed in Section 3.10(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract with any director or officer of the Company (1) the benefits of which are contingent, or the terms of which are materially altered as a result of the execution of this Agreement, stockholder approval of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), or (2) providing any fixed term of employment. Except as disclosed in Section 3.10(e) of the Company Disclosure Letter, no Company Benefit Arrangement will provide benefits that shall be increased, or the vesting of benefits of which shall be accelerated or the value of any of the benefits of which shall be calculated as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)). To the knowledge of the Company, there is no agreement, plan, arrangement or other Contract covering any current or former employee or consultant of the Company or any of its Subsidiaries or ERISA Affiliate to which the Company and/or any such Subsidiary is a party or by which the Company and/or any such Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transaction contemplated by this Agreement (or any event subsequent to and in combination with the Merger), result in a payment that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code.

3.11 Absence of Certain Changes. Since September 30, 2005, the Company and each of its Subsidiaries has operated its business in all material respects in the ordinary course consistent with its past practices, and since such date there has not been with respect to the Company or any of its Subsidiaries, as applicable, (a) any Effect or Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company, (b) declaration, setting aside, making or payment of any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of the Company, (c) reclassification, combination, split or subdivision of any capital stock of the Company, (d) redemption, purchase or other acquisition, directly or indirectly, by the Company of any capital stock, other equity interests or other securities of the Company (other than repurchases of shares in connection with the termination of the employment relationship with any employee), or (e) through the Agreement Date any incurrence of any indebtedness for borrowed money in excess of $100,000 in the aggregate for the Company and its Subsidiaries or issuance of any debt securities or assumption, guarantee or endorsement of the obligations of any Person (other than a wholly-owned Subsidiary of the Company) for borrowed money (except for indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility or indebtedness of any wholly-owned Subsidiary of the Company to any other wholly-owned Subsidiary of the Company or indebtedness of the Company to any wholly-owned Subsidiary of the Company).

3.12 Material Contracts.

(a) Listing. Except as set forth in Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following as of the Agreement Date (each, a “COMPANY MATERIAL CONTRACT”):

(1) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(2) any Contract under which it has in excess of $100,000 of outstanding indebtedness for money borrowed as of the Agreement Date or guaranteed indebtedness for money borrowed of any Person (other than the Company and its Subsidiaries) in excess of $100,000 as of the Agreement Date;

(3) any Contract that (i) restricts it from participating or competing in any line of business, market or geographic area, (ii) contains most favored customer pricing provisions, or (iii) grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any Person, in each case in a manner which is material to the business of the Company and its Subsidiaries taken as a whole;

(4) any Contract that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement; or

(5) any Contract the termination of which would reasonably be expected to have a Material Adverse Effect on the Company.

A complete and correct copy of each agreement or document required by the foregoing subsections (1)-(5) of this Section 3.12(a) to be listed on Schedule 3.12(a) of the Company Disclosure Letter has been made available by the Company to Parent and its counsel or filed by the Company with the SEC. All Company Material Contracts are in written form.

(b) No Default. Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any counterparty to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under, or give any counterparty the right to exercise any remedy (including the right to a rebate, refund, credit, change in performance schedule, cancellation, termination or modification) pursuant to, the provisions of any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.13 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (a) the operations of the Company and its Subsidiaries are, and at all times have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all Governmental Permits required by Environmental Laws, (b) there are no pending or, to the knowledge of the Company, threatened, suits, actions, investigations or proceedings under or pursuant to Environmental Laws against the Company or any of its Subsidiaries or involving any real property currently or, to the knowledge of the Company, formerly owned, operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, by the Company or any of its Subsidiaries, (c) to the Company’s knowledge, the Company and its Subsidiaries have received no written allegations of any Liabilities under any Environment Law and the Company has no knowledge or any pending or threatened such allegations, and (d) neither the Company nor any of its Subsidiaries has generated, transported, treated, stored, installed, disposed of or released any Hazardous Materials in violation of, or in a manner that would reasonably be expected to give rise to liability to the Company or its Subsidiaries under, any Environmental Laws.

3.14 Interested Party Transactions. Since the date of filing with the SEC of the proxy statement for the 2005 Annual Meeting of Stockholders of the Company, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.15 State Takeover Statutes. The Company has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Parent and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Parent and Merger Sub herein, no “business combination”, “moratorium”, “fair price”, “control share acquisition” or other state antitakeover statute or regulation (other than Section 203 of Delaware Law), nor any takeover-related provision in the Company Charter Documents, would (a) prohibit or restrict the Company’s ability to perform its obligations under this Agreement, any related agreement or the Certificate of Merger or its ability to consummate the transactions contemplated hereby and thereby, (b) have the effect of invalidating or voiding this Agreement or the Certificate of Merger, or any provision hereof or thereof, or (c) subject Parent to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificate of Merger. Assuming the accuracy of the representation and warranty set forth in Section 4.2(f), the action of the Board of Directors of the Company in approving this Agreement, the Company Voting Agreements and the transactions provided for herein and therein is sufficient to render inapplicable to this Agreement, the Company Voting Agreements and the transactions provided for herein and therein the restrictions on “business combinations” (as defined in Section 203 of Delaware Law) as set forth in Section 203 of Delaware Law.

3.16 Brokers. Except for fees payable to Janney Montgomery Scott, LLC (“JANNEY MONTGOMERY”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

3.17 Opinion of Financial Advisor. The Company has received the opinion of its financial advisor, Janney Montgomery, dated January 11, 2006, to the effect that, as of such date and based on and subject to the matters set forth in the opinion, the Merger Consideration is fair, from a financial point of view, to the Company and the holders of Company Common Stock.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the disclosure letter of Parent addressed to the Company, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “PARENT DISCLOSURE LETTER”) referencing a representation or warranty herein (it being understood that Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections contained in this Agreement, and the disclosures in any section or subsection of Parent Disclosure Letter shall qualify all of the applicable representations and warranties in the corresponding section or subsection of this Article 4 and, in addition, in all other sections or subsections in this Article 4 to the extent it is reasonably apparent from the text of such disclosure that that such disclosure is applicable to such other sections or subsections), Parent represents and warrants to the Company as follows:

4.1 Organization.

(a) Standing and Power. Each of Parent and its Subsidiaries (i) is a corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted, and (iii) is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions which recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) Charter Documents. Parent has made available to the Company or filed with the SEC prior to the Agreement Date: (i) a complete and correct copy of the Certificate of Incorporation (including any

Certificates of Designation) and Bylaws of Parent, each as amended to date, and (ii) a complete and correct copy of the articles or certificate of incorporation and bylaws (or like organizational documents), each as amended to date, of each of its Subsidiaries (collectively with the documents identified in the preceding clause (i), the “PARENT CHARTER DOCUMENTS”), and each such instrument is in full force and effect. Neither Parent nor any of such Subsidiaries is in violation of any of its Parent Charter Documents, except in the case of such Subsidiaries as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(c) Subsidiaries. Schedule 4.1(c) of the Parent Disclosure Letter sets forth a list of each Subsidiary of Parent. All the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Parent (i) are owned directly or indirectly by Parent, free and clear of all Encumbrances (except for Permitted Encumbrances and restrictions imposed by applicable securities laws), (ii) are not subject to any preemptive right or right of first refusal created by Applicable Law, Parent Charter Documents or any Contract to which such Subsidiary is a party or by which it is bound, and (iii) are duly authorized, validly issued, fully paid and nonassessable. Other than the Subsidiaries of Parent, as of the Agreement Date, neither Parent nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person. As of the Agreement Date, there are no outstanding obligations of Parent or any of its Subsidiaries under any Contract to which it is a party or by which it is otherwise bound to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in any other Person (other than Parent or such a Subsidiary) in an amount in excess of $100,000 in respect of any single Person.

4.2 Capitalization of Parent and Merger Sub.

(a) Capital Stock. The authorized capital stock of Parent consists solely of 75,000,000 shares of Parent Common Stock and 2,000,000 shares of Parent Preferred Stock. As of the close of business on January 9, 2006, (i) 28,951,415 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury by Parent and its Subsidiaries, and (iii) no shares of Parent Preferred Stock were issued or outstanding. All issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, and are not subject to preemptive rights created by Applicable Law, the Parent Charter Documents or any Contract to which Parent is a party or by which it is bound.

(b) Stock Options, Purchase Plans, Restricted Stock Units and Convertible Securities. As of the close of business on December 31, 2005, (i) 2,552,884 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options under the Parent Option Plans, (ii) no shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options outside the Parent Option Plans, (iii) 2,191,210 shares of Parent Common Stock were reserved for future issuance under the Parent Option Plans (excluding shares subject to issuance pursuant to outstanding Parent Options), (iv) 19,584 shares of Parent Common Stock were reserved for future issuance under the Parent ESPP, (v) 2,070,000 shares of Company Common Stock were subject to issuance pursuant to outstanding warrants of Parent (the “PARENT WARRANTS”, and (vi) 20,715 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Restricted Stock Units. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding or authorized stock appreciation, profit participation (other than Parent bonus plans), “phantom stock”, or other similar plans or Contracts with respect to Parent or any of its Subsidiaries. Schedule 4.2(b) of Parent Disclosure Letter sets forth (x) the following information with respect to each Parent Option: the aggregate number of shares issuable thereunder, the type of option, the grant date, the expiration date, the exercise price and the vesting schedule including a description of any acceleration provisions, and (y) the following information with respect to each Parent Warrant: the aggregate number of shares issuable thereunder, the issue date, the expiration date, the exercise price and the vesting schedule, if any, including a description of any acceleration provisions. Each Parent Option was granted in accordance with the terms of the Parent Stock Plan applicable thereto.

(c) No Other Rights. As of the close of business on January 6, 2006, except as set forth in the preceding subsection (b), there were no options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts (to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound) outstanding to purchase or otherwise acquire any Parent Voting Debt, any shares of capital stock of Parent or any of its Subsidiaries or any securities or debt exercisable for, convertible into or exchangeable for capital stock of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. The Parent Charter Documents do not provide, and neither Parent nor any of its Subsidiaries is a party to or otherwise bound by any Contract providing, for registration rights, rights of first refusal in favor of a third party, preemptive rights, co-sale rights, antidilution rights, redemption rights or other similar rights or other restrictions applicable to any outstanding securities of Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or otherwise bound by any Contract (including any voting agreement, voting trust or proxy, other than proxies to be submitted in connection with the Parent Stockholders’ Meeting) regarding the voting of any outstanding securities of Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or otherwise bound by any rights agreement or “poison pill” anti-takeover plan.

(d) Voting Debt. There are no issued or outstanding bonds, debentures, notes or other evidences of indebtedness having the right to vote on any matters on which stockholders of Parent may vote (“PARENT VOTING DEBT”).

(e) Legal Compliance. All outstanding shares of Parent Common Stock, all outstanding Parent Options, all outstanding Parent Warrants, and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts pursuant to which such securities were issued.

(f) Ownership of the Company. Neither Parent nor any of its Subsidiaries or Affiliates owns, nor has in the past three years owned, any shares of capital stock of the Company or any of its Subsidiaries.

(g) Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Merger Sub Common Stock. As of the Agreement Date, there are 1,000 shares of Merger Sub Common Stock issued and outstanding, all of which are held directly by Parent. All of the outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities, nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement.

4.3 Authorization.

(a) Power and Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject in the case of consummation of the Merger to obtaining (i) the Parent Stockholder Approval (as defined below) and (ii) the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub (which shall be effected by Parent promptly following execution of this Agreement). The execution and delivery of this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the Parent Stockholder Approval, (ii) the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub (which shall be effected by Parent promptly following execution of this Agreement), and (iii) the filing of the Certificate of Amendment with the Office of the Secretary of State of the State of Delaware.

(b) Board Approval. The Board of Directors of Parent has (i) determined that this Agreement, the Parent Voting Agreements, the Merger, the Parent Stock Issuance and the Parent Charter Amendment are advisable and fair to and in the best interests of Parent and its stockholders, (ii) duly approved this Agreement, the Merger, the Parent Stock Issuance, the Parent Charter Amendment and the other transactions contemplated hereby, which approval has not been rescinded or modified, (iii) resolved (subject to Section 5.2(d)) to recommend the Parent Stock Issuance and Parent Charter Amendment to the Parent Stockholders for approval, and (iv) directed that the Parent Stock Issuance and Parent Charter Amendment be submitted to the Parent Stockholders for consideration in accordance with this Agreement.

(c) Stockholder Approval. The affirmative vote of a majority of the votes cast on the Parent Stock Issuance by the holders of Parent Common Stock at the Parent Stockholders’ Meeting (as defined below), provided that the total vote cast on the Parent Stock Issuance represents over 50% in interest of all securities entitled to vote thereon, is the only vote of the holders of any class or series of capital stock of Parent necessary to approve the Parent Stock Issuance. The affirmative vote of holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on the Parent Charter Amendment at the Parent Stockholders’ Meeting (collectively with the affirmative vote referred to in the preceding sentence, the “PARENT STOCKHOLDER APPROVAL”) is the only vote of the holders of any class or series of capital stock of Parent necessary to approve the Parent Charter Amendment.

(d) Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(e) No Consents. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Parent or any of its Subsidiaries to enable Parent or Merger Sub to lawfully enter into, and perform its obligations under, this Agreement or to consummate the Merger and the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger and the Certificate of Amendment with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) such filings and notifications as may be required to be made by Parent and Merger Sub in connection with the Merger under the HSR Act and the antitrust, competition or similar laws of any foreign jurisdiction and the expiration or early termination of applicable waiting periods under the HSR Act and such foreign laws, (iii) the filing with the SEC of the Registration Statement (including the Proxy Statement/Prospectus) and such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby and the effectiveness of the Registration Statement, (iv) such other filings and notifications as may be required to be made by Parent and Merger Sub under federal, state or foreign securities laws or the rules and regulations of the Nasdaq Stock Market, (v) the Parent Stockholder Approval, and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to materially affect the ability of Parent or Merger Sub to consummate the Merger or have a Material Adverse Effect on Parent.

(f) No Conflict. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions of this Agreement will not, conflict with, result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or require any consent, waiver or approval under, (i) the Parent Charter Documents, (ii) subject to compliance with the requirements set forth in the preceding subsection (e), any Applicable Law applicable to Parent, any of its Subsidiaries or any of their respective assets or properties, or (iii) any Contract or Governmental Permit to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, other than, in the cases of clauses (ii) and (iii), any such conflicts, violations, breaches or defaults, or failure to obtain consents, waivers or approvals, which, individually or in the aggregate, would not reasonably be expected to materially affect the ability of Parent or Merger Sub to consummate the Merger or have a Material Adverse Effect on Parent.

4.4 SEC Filings.

(a) SEC Reports. Except as set forth in Section 4.4(a) of the Parent Disclosure Letter, Parent has timely filed with the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents (including exhibits and all other items incorporated by reference) required to be filed by Parent since January 1, 2004 (all such required registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents, including those that Parent may file subsequent to the Agreement Date, are referred to herein as the “PARENT SEC DOCUMENTS”). As of their respective dates, Parent SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes Act (to the extent then applicable), and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed Parent SEC Document. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Documents (the “PARENT FINANCIAL STATEMENTS”), including each Parent SEC Document filed after the Agreement Date until the Closing, (i) complied, as of their respective dates of filing with the SEC, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or Form 8-K) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (iii) fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s and its Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were subject to normal and recurring year-end and quarter-end adjustments which were not material). Except as reflected in the balance sheet of Parent dated October 2, 2005 included in the Form 10-Q filed by Parent with the SEC on November 10, 2005 (the “PARENT BALANCE SHEET”) (or described in the notes thereto), neither Parent nor any of its Subsidiaries has any Liabilities of any nature that would be required to be disclosed on a consolidated balance sheet of Parent and its Subsidiaries prepared in accordance with GAAP consistently applied, except (i) Liabilities incurred since October 2, 2005 in the ordinary course of business consistent with past practice, (ii) Liabilities under a Parent Material Contract (as defined in Section 4.12 below) set forth on Schedule 4.4(b) of the Parent Disclosure Letter or under a Contract entered into to by Parent or any of its Subsidiaries subsequent to the Agreement Date not in violation of Section 5.2(b) below, (iii) Liabilities reserved against in the Parent Balance Sheet (but only to the extent of such reserve), (iv) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and (v) Liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(c) Sarbanes Act. Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes Act and the rules and regulations of the SEC promulgated thereunder with respect to Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(d) Amendments. Parent has heretofore made available to the Company a complete and correct copy of any amendments or modifications effected prior to the Agreement Date, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

(e) Registration Statement. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company Stockholders or Parent Stockholders, at the time of the Company Stockholders’ Meeting, at the time of the meeting of Parent Stockholders’ Meeting to consider the Parent Stockholder Approval or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting which has become false or misleading. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any statements made or incorporated by reference therein based on information supplied by the Company that is contained (including by incorporation by reference) in any of the foregoing documents.

4.5 Litigation. Except as and to the extent disclosed in the Parent SEC Documents filed prior to the Agreement Date (including the notes to the financial statements included therein), (a) there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against Parent or any of its Subsidiaries before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of the Company, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened, and (b) there is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against Parent or any of its Subsidiaries.

4.6 Compliance with Laws.

(a) Applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) Parent and each of its Subsidiaries has complied, and is now in compliance, with all Applicable Law, (2) neither Parent nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that Parent or any of its Subsidiaries has failed to comply, or is not in compliance, with Applicable Law and to Parent’s knowledge, no investigation or review of Parent or any of its Subsidiaries by any Governmental Authority is pending, and (3) to Parent’s knowledge, no such notification, investigation or review has been threatened in writing against Parent or any of its Subsidiaries and no reasonable basis therefor exists.

(b) Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) Parent and its Subsidiaries hold all Governmental Permits and all such Governmental Permits are valid and in full force and effect, (2) neither Parent nor any of its Subsidiaries has received any written notification from any Governmental Authority asserting that Parent or any of its Subsidiaries has failed to comply with or is not in compliance with any such Governmental Permit or regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Permit, and (3) to Parent’s knowledge, no such notification has been threatened in writing against Parent or any of its Subsidiaries and no reasonable basis therefor exists.

4.7 Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent or one of its Subsidiaries (a) has good and valid title to all the properties and assets reflected in the latest audited balance sheet included in the Parent SEC Documents as being owned by Parent or one of its Subsidiaries or acquired after the date thereof that are material to Parent’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, except (1) Permitted Encumbrances, (2) such imperfections or irregularities of title, easements, covenants, rights-of-way and other Encumbrances as do not materially impair the continued use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (3) mortgages, deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of Parent included in the Parent SEC Documents, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Parent SEC Documents or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Parent’s knowledge, the lessor.

4.8 Taxes.

(a) Parent and each of its Subsidiaries (and any consolidated, combined, unitary or aggregate group for tax purposes of which Parent or any such Subsidiary is or has been a member) (i) has properly completed and timely filed all material Returns required to be filed by it, and all such Returns are true, correct and complete in all material respects, (ii) has timely paid all material Taxes required to be paid by it for which payment was due, (iii) has established an adequate accrual or reserve in accordance with GAAP applied on a consistent basis for the payment of all material Taxes payable in respect of the periods or portions thereof prior to and through the date of Parent Balance Sheet (which accrual or reserve as of such date is fully reflected on Parent Balance Sheet), and (iv) has no Liability for material Taxes in excess of the amount so paid or accruals or reserves so established except for Taxes subsequent to the date of Parent Balance Sheet incurred in the ordinary course of business. Neither Parent nor any of its Subsidiaries has received any written notification from the Internal Revenue Service or any other taxing authority regarding any material issues that (i) are currently pending before the Internal Revenue Service or any other taxing agency or authority (including any sales or use Taxing authority) regarding Parent, or (ii) have been raised by the Internal Revenue Service or other Taxing agency or authority and not yet finally resolved. No material Tax liens are currently in effect against any of the assets of Parent or any of its Subsidiaries other than liens that arise by operation of law for Taxes not yet due and payable. There is not in effect any waiver by Parent or any of its Subsidiaries of any statute of limitations with respect to any material Taxes. Neither Parent nor any of its Subsidiaries is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement nor does Parent or any of its Subsidiaries have any material liability or material potential liability to another party under any such agreement. No claim that has not been resolved has ever been made to Parent or any of its Subsidiaries by an authority in a jurisdiction where Parent or its Subsidiaries do not file Tax Returns that any one of them is or may be subject to taxation by that jurisdiction. Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b) Neither Parent nor any of its Subsidiaries has ever been a member of a consolidated, combined, unitary or aggregate group of which Parent was not the ultimate parent corporation. Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (a) in the two years prior to the Agreement Date or (b) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger. Parent is not a U.S. real property holding corporation within the meaning of Code Section 897(c)(2). Parent has made available to the Company or its legal or accounting representative copies of all foreign, federal and state income, franchise, sales and use tax Returns for Parent and each of its subsidiaries filed for all periods including and after the period ended December 31, 2001.

(c) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 368(a) of the Code.

4.9 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) Parent and each of its Subsidiaries owns or has the valid right or license to use, and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license to third parties and/or dispose of (for purposes of this Section 4.9, “USE”) all Intellectual Property as currently Used in the conduct of the business of Parent and its Subsidiaries (such Intellectual Property being hereinafter collectively referred to as the “PARENT IP RIGHTS”), and (ii) all such Parent IP Rights are owned or licensed by Parent free of all material liens and Encumbrances (other than Permitted Encumbrances). As used in this Agreement, “PARENT-OWNED IP RIGHTS” means Parent IP Rights that are or are purportedly owned or exclusively licensed to Parent or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, neither Parent’s entry into this Agreement nor the performance of its obligations contemplated hereby shall, in accordance with their terms (1) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Contract governing any Parent IP Right, (2) materially impair the right of Parent or any Subsidiary of Parent to Use any Parent IP Right or portion thereof as currently Used in the conduct of Parent’s business, or (3) cause any royalties fees or other payments to become payable by Parent or any of its Subsidiaries to any third person as a result of the Use of any Parent IP Rights by Parent or cause any existing obligations to pay such royalties, fees or other payments to increase (other than due to increased sales of Parent’s products or services).

(c) To the knowledge of Parent, and except as would not, individually or in the aggregate, reasonably be excepted to have a Material Adverse Effect on Parent, the Use of any Parent IP Right as currently Used in the conduct of its business does not infringe on or otherwise violate the rights of any third party. There is no pending, or to the knowledge of Parent, threatened, claim or litigation contesting the validity, ownership or right of Parent or any of its Subsidiaries to exercise any Parent IP Right or which would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Parent IP Rights, nor to the knowledge of Parent as of the Agreement Date, is there any legitimate basis for any such claim. None of the Parent IP Rights is subject to any proceeding or outstanding order, contract or stipulation materially restricting Parent’s use of the Parent IP Rights in the aggregate. To the knowledge of Parent, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, no third party is infringing or otherwise violating any Parent IP Right (other than unlicensed end users of Parent’s commercially available software products).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) the Parent and each of its Subsidiaries has taken commercially reasonable steps to protect, preserve and maintain the proprietary and confidential rights and trade secrets in the Parent IP Rights and (2) no current or former employee of, or independent contractor who has worked with, the Parent or any of its Subsidiaries has any right or interest in any Parent-Owned IP Rights.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, all registered Parent-Owned IP Rights are to the knowledge of Parent valid, enforceable and subsisting, and Parent or a Subsidiary of Parent is the record owner thereof.

(f) Schedule 4.9(f) of the Parent Disclosure Letter lists, as of the Agreement Date, all Contracts pursuant to which Parent or any of its Subsidiaries grants a third party exclusive rights under any material Parent IP Rights.

(g) To the knowledge of Parent, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to result in the release by Parent or any escrow agent to any third party of any Parent Source Code. “PARENT SOURCE CODE” means, collectively, any human readable software source code, or any material portion or aspect of the software source code which comprise part of the Parent-Owned IP Rights.

(h) To the knowledge of Parent, as of the Agreement Date, Schedule 4.9(h) of the Parent Disclosure Letter lists Contracts with government entities, pursuant to which material computer software programs or applications owned or co-owned by Parent or any of its Subsidiaries were developed or co-developed and licensed and/or assigned to Parent.

(i) To the knowledge of Parent, Parent and its Subsidiaries are in compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in any material Parent IP Rights, except for such non-compliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.10 Employment.

(a) Parent, each of its Subsidiaries and each ERISA Affiliate is in compliance with all Applicable Law and Contracts relating to each Parent Benefit Arrangement, each Parent Foreign Plan, employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (1) no union organizing effort with respect to employees of Parent or any of its Subsidiaries is underway and (2) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries. There are no controversies pending or, to the knowledge of Parent, threatened, between Parent or any Subsidiary and any of their respective employees which have, or would reasonably be expected to result in, an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority, and which individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

(c) To the knowledge of Parent, neither Parent, its Subsidiaries, nor any ERISA Affiliate has at any time since the enactment of ERISA, contributed to or been obligated to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA. Neither Parent nor any Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA. To the knowledge of Parent, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code) has occurred with respect to any Parent Benefit Arrangement that is not subject to Title IV of ERISA.

(d) With respect to Parent, any of its Subsidiaries and any ERISA Affiliate, Parent has made available to the Company (1) all employee benefit plans within the meaning of Section 3(3) of ERISA currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, (2) each outstanding loan from Parent, any of its Subsidiaries or an ERISA Affiliate to an employee in excess of $25,000, (3) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements (other than Parent Foreign Plans) currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, (4) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs or arrangements (other than Parent Foreign Plans) currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, (5) other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees that are currently contributed to, sponsored by or maintained by Parent or any of its Subsidiaries, (6) all employment or service agreements with a current service provider (except for offer letters providing for at-will employment which do not provide for severance, acceleration or post-termination benefits except as required by the law or applicable custom or rule of the relevant jurisdiction outside of the United States) where the obligations under any such agreement are in excess of $100,000 or if any such agreement is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), and (7) all change of control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any current director or officer of Parent or any current employee or consultant, in each case in the foregoing clauses (1)-(7) to the extent such plans, loans, programs, arrangements, agreements or other items are material to the business of Parent and its Subsidiaries taken as a whole (collectively, the “PARENT BENEFIT ARRANGEMENTS”).

(e) Neither Parent nor any of its Subsidiaries is a party to any Contract with any director or officer of Parent (1) the benefits of which are contingent, or the terms of which are materially altered as a result of the execution of this Agreement, stockholder approval of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), or (2) providing any fixed term of employment. No Parent Benefit Arrangement will provide benefits that shall be increased, or the vesting of benefits of which shall be accelerated or the value of any of the benefits of which shall be calculated as a result of the execution of this Agreement, stockholder approval of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)). Except as set forth in Section 4.10(e) of the Parent Disclosure Letter, to the knowledge of Parent, there is no agreement, plan, arrangement or other Contract covering any current or former employee or consultant of Parent or any of its Subsidiaries or ERISA Affiliate to which Parent and/or any such Subsidiary is a party or by which Parent and/or any such Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the execution of this Agreement, stockholder approval of the transaction contemplated by this Agreement (or any event subsequent to and in combination with the Merger), result in a payment that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code.

4.11 Absence of Certain Changes.

Except as set forth in Section 4.11 of the Parent Disclosure Letter, since October 2, 2005, Parent and each of its Subsidiaries has operated its business in all material respects in the ordinary course consistent with its past practices, and since such date there has not been with respect to Parent or any of its Subsidiaries, as applicable, (a) any Effect or Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Parent, (b) declaration, setting aside, making or payment of any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Parent, (c) reclassification, combination, split or subdivision of any capital stock of Parent, (d) redemption, purchase or other acquisition, directly or indirectly, by Parent of any capital stock, other equity interests or other securities of Parent (other than repurchases of shares in connection with the termination of the employment relationship with any employee), or (e) through the Agreement Date any incurrence of any indebtedness for borrowed money in excess of $100,000 in the aggregate for Parent and its Subsidiaries or issuance of any debt securities or assumption, guarantee or endorsement of the obligations of any Person (other than a wholly-owned Subsidiary of Parent) for borrowed money (except for indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility or indebtedness of any wholly-owned Subsidiary of Parent to any other wholly-owned Subsidiary of Parent or indebtedness of Parent to any wholly-owned Subsidiary of Parent).

4.12 Material Contracts.

(a) Listing. Except as set forth in Section 4.12(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to or bound by any of the following as of the Agreement Date (each, a “PARENT MATERIAL CONTRACT”):

(1) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(2) any Contract under which it has in excess of $100,000 of outstanding indebtedness for money borrowed as of the Agreement Date or guaranteed indebtedness for money borrowed of any Person (other than Parent and its Subsidiaries) in excess of $100,000 as of the Agreement Date;

(3) any Contract that (i) restricts it from participating or competing in any line of business, market or geographic area, (ii) contains most favored customer pricing provisions, or (iii) grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any Person, in each case in a manner which is material to the business of Parent and its Subsidiaries taken as a whole;

(4) any Contract that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the transactions contemplated by this Agreement; or

(5) any Contract the termination of which would reasonably be expected to have a Material Adverse Effect on Parent.

A complete and correct copy of each agreement or document required by the foregoing subsections (1)-(5) of this Section 4.12(a) to be listed on Schedule 4.12(a) of the Parent Disclosure Letter has been made available by Parent to the Company and its counsel or filed by Parent with the SEC. All Parent Material Contracts are in written form.

(b) No Default. Neither Parent nor any of its Subsidiaries, nor, to Parent’s knowledge, any counterparty to any Parent Material Contract, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under, or give any counterparty the right to exercise any remedy (including the right to a rebate, refund, credit, change in performance schedule, cancellation, termination or modification) pursuant to, the provisions of any Parent Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.13 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (a) the operations of Parent and its Subsidiaries are, and at all times have been, in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all Governmental Permits required by Environmental Laws, (b) there are no pending or, to the knowledge of Parent, threatened, suits, actions, investigations or proceedings under or pursuant to Environmental Laws against Parent or any of its Subsidiaries or involving any real property currently or, to the knowledge of Parent, formerly owned, operated or leased or other sites at which Hazardous Materials were disposed of, or allegedly disposed of, by Parent or any of its Subsidiaries, (c) to Parent’s knowledge, Parent and its Subsidiaries have received no written allegations of any Liabilities under any Environment Law and Parent has no knowledge or any pending or threatened such allegations, and (d) neither Parent nor any of its Subsidiaries has generated, transported, treated, stored, installed, disposed of or released any Hazardous Materials in violation of, or in a manner that would reasonably be expected to give rise to liability to Parent or its Subsidiaries under, any Environmental Laws.

4.14 Interested Party Transactions. Since the date of filing with the SEC of the proxy statement for the 2005 Annual Meeting of Stockholders of Parent, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

4.15 State Takeover Statutes. Parent has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by the Company with its obligations hereunder and the accuracy of the representations and warranties made by the Company herein, no “business combination”, “moratorium”, “fair price”, “control share acquisition” or other state antitakeover statute or regulation (other than Section 203 of Delaware Law), nor any takeover-related provision in the Parent Charter Documents, would (a) prohibit or restrict Parent’s and Merger Sub’s ability to perform their respective obligations under this Agreement, any related agreement or the Certificate of Merger or their ability to consummate the transactions contemplated hereby and thereby, (b) have the effect of invalidating or voiding this Agreement or the Certificate of Merger, or any provision hereof or thereof, or (c) subject the Company to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Certificate of Merger. Assuming the accuracy of the representation and warranty set forth in Section 3.2(f), the action of the Board of Directors of the Company in approving this Agreement, the Company Voting Agreements and the transactions provided for herein and therein is sufficient to render inapplicable to this Agreement, the Company Voting Agreements and the transactions provided for herein and therein the restrictions on “business combinations” (as defined in Section 203 of Delaware Law) as set forth in Section 203 of Delaware Law.

4.16 Brokers. Except for fees payable to Bear Stearns & Co, Inc. (“BEAR STEARNS”) and USBX Advisory Services LLC (“USBX”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. Without limiting the foregoing, L-1 will not receive any fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

4.17 Opinion of Financial Advisor. Parent has received the opinion of its financial advisor, USBX, dated January 11, 2006, to the effect that, as of such date and based on and subject to the matters set forth in the opinion, the Merger Consideration is fair, from a financial point of view, to Parent.

ARTICLE 5

COVENANTS

5.1 Conduct of Business.

(a) Company. The Company agrees that, between the Agreement Date and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly provided by any other provision of this Agreement, or unless Parent shall otherwise agree in advance in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, (i) subject to the restrictions and exceptions set forth in this Section 5.1(a), conduct its operations in all material respects only in the ordinary and usual course of business consistent with past practice and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and key consultants of the Company and each of its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with their customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations as are reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly provided by any other provision of this Agreement, the Company shall not and shall not permit any of its Subsidiaries, nor any of its or its Subsidiaries’ officers, directors or employees, Affiliates or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its respective Subsidiaries, to (unless required by Applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(1) amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents;

(2) (i) issue, sell, grant, transfer or authorize the issuance, sale, grant or transfer of any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest, of the Company or any of its Subsidiaries, except for (A) the issuance of securities issuable upon the exercise of options or other rights outstanding as of the Agreement Date, and (B) grants of stock options and restricted stock in the ordinary course of business consistent with past practice or (ii) accelerate the vesting of any options, warrants or other rights of any kind to acquire any shares of capital stock to the extent that such acceleration of vesting does not occur automatically under the terms of any such interests or plans governing such interests;

(3) sell, pledge, dispose of, transfer, lease, license, or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, or encumbrance of, any material property or assets of the Company or any of its Subsidiaries, including without limitation, intellectual property, except in the ordinary course of business consistent with past practice;

(4) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of the Company or enter into any agreement with respect to the voting of the capital stock of the Company;

(5) (A) reclassify, combine, split or subdivide any capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other equity interests or other securities of the Company (other than repurchases of shares in connection with the termination of the employment relationship with any employee pursuant to agreements in effect on the Agreement Date or entered into in the ordinary course of business consistent with past practice after the Agreement Date);

(6) (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary of the Company) for borrowed money, except for (i) indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility, (ii) indebtedness of any wholly-owned Subsidiary of the Company to any other wholly-owned Subsidiary of the Company or indebtedness of the Company to any wholly-owned Subsidiary of the Company, or (iii) letters of credit entered into in the ordinary course of business consistent with past practice, (B) terminate, cancel, or agree to any material and adverse change in, any Company Material Contract other than in the ordinary course of business consistent with past practice, (C) make or authorize any material loan to any Person (other than a Subsidiary of the Company) outside the ordinary course of business, or (D) enter into any new contract that would result in a significant negative gross margin for the Company;

(7) (A) increase the base salary, incentive compensation (whether in Company Common Stock or cash), severance benefits or perquisites payable or to become payable to directors or officers of the Company (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice and methodology), (B) increase the compensation or benefits payable or to become payable to its other employees (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice and methodology), (C) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries (other than with respect to newly hired employees in accordance with past practices of the Company or any of its Subsidiaries, provided that any such agreements shall not provide for the payment of any severance or termination pay as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby),

(D) establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Arrangement for the benefit of any director, officer, consultant or employee, except to the extent required by Applicable Law, or (E) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Arrangement or Company Option;

(8) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Authority;

(9) except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any material liability for Taxes (except to the extent that any such election, settlement or compromise does not result in or create an obligation to pay Taxes in excess of amounts reserved therefor in the Company Balance Sheet), or change any annual Tax accounting period or method of Tax accounting;

(10) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party and which relates to a business combination involving the Company;

(11) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and its Subsidiaries, taken as a whole, other than (A) in the ordinary course of business, (B) as may be required by GAAP, or (C) otherwise not in excess of $100,000 in the aggregate;

(12) except as permitted by Section 5.18, take any action to render inapplicable, or to exempt any third Person (other than Parent or Merger Sub) from, (A) the provisions of Delaware Law or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(13) acquire, or agree to acquire, from any Person any operation, division or business, or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person;

(14) take any action that is intended to result in any of the conditions to the Merger set forth in Article 6 not being satisfied;

(15) take any action that is reasonably likely to cause a delay in the filing or effectiveness of the Registration Statement or the convening of either the Company Stockholder Meeting or the Parent Stockholder Meeting; or

(16) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

(b) Parent. Parent agrees that, between the Agreement Date and the Effective Time, except as set forth in Section 5.1(b) of Parent Disclosure Letter or as expressly provided by any other provision of this Agreement, or unless Parent shall otherwise agree in advance in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), Parent shall, and shall cause each of its Subsidiaries to, (i) subject to the restrictions and exceptions set forth in this Section 5.1(b), conduct its operations in all material respects only in the ordinary and usual course of business consistent with past practice and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and key consultants of Parent and each of its Subsidiaries and to preserve the current relationships of Parent and its Subsidiaries with their customers, suppliers and other Persons with which Parent or any of its Subsidiaries has significant business relations as are reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.1(b) of Parent Disclosure Letter or as expressly provided by any other provision of this Agreement, Parent shall not and shall not permit any of its Subsidiaries, nor any of its or its Subsidiaries’ officers, directors or employees, Affiliates or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its respective Subsidiaries, to (unless required by Applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(1) amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents;

(2) (i) issue, sell, grant, transfer or authorize the issuance, sale, grant or transfer of any shares of capital stock of, or other equity interests in, Parent or any of its Subsidiaries, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest, of Parent or any of its Subsidiaries, except for (A) the issuance of securities issuable upon the exercise of options or other rights outstanding as of the Agreement Date, and (B) grants of stock options and restricted stock in the ordinary course of business consistent with past practice or (ii) accelerate the vesting of any options, warrants or other rights of any kind to acquire any shares of capital stock to the extent that such acceleration of vesting does not occur automatically under the terms of any such interests or plans governing such interests;

(3) sell, pledge, dispose of, transfer, lease, license, or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, or encumbrance of, any material property or assets of Parent or any of its Subsidiaries, including without limitation, intellectual property, except in the ordinary course of business consistent with past practice;

(4) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Parent or enter into any agreement with respect to the voting of the capital stock of Parent;

(5) (A) reclassify, combine, split or subdivide any capital stock of Parent or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, other equity interests or other securities of Parent (other than repurchases of shares in connection with the termination of the employment relationship with any employee pursuant to agreements in effect on the Agreement Date or entered into in the ordinary course of business consistent with past practice after the Agreement Date);

(6) (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary of Parent) for borrowed money, except for (i) indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing credit facility, (ii) indebtedness of any wholly-owned Subsidiary of Parent to any other wholly-owned Subsidiary of Parent or indebtedness of Parent to any wholly-owned Subsidiary of Parent, or (iii) letters of credit entered into in the ordinary course of business consistent with past practice, (B) terminate, cancel, or agree to any material and adverse change in, any Parent Material Contract other than in the ordinary course of business consistent with past practice, (C) make or authorize any material loan to any Person (other than a Subsidiary of Parent) outside the ordinary course of business, or (D) enter into any new contract that would result in a significant negative gross margin for Parent;

(7) (A) increase the base salary, incentive compensation (whether in Parent Common Stock or cash), severance benefits or perquisites payable or to become payable to directors or officers of Parent (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice and methodology), (B) increase the compensation or benefits payable or to become payable to its other employees (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and increases granted pursuant to performance reviews held in the ordinary course of business consistent with past practice and methodology), (C) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Parent or any of its Subsidiaries (other than with respect to newly hired employees in accordance with past practices of Parent or any of its Subsidiaries, provided that any such agreements shall not provide for the payment of any severance or termination pay as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby), (D) establish, adopt, enter into or amend any collective bargaining agreement or Parent Benefit Arrangement for the benefit of any director, officer, consultant or employee, except to the extent required by Applicable Law, or (E) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Arrangement or Parent Option;

(8) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Authority;

(9) except in the ordinary course of business consistent with past practice, make any material tax election or settle or compromise any material liability for taxes (except to the extent that any such election, settlement or compromise does not result in or create an obligation to pay taxes in excess of amounts reserved therefor in the Parent Balance Sheet), or change any annual tax accounting period or method of tax accounting;

(10) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Parent is a party and which relates to a business combination involving Parent;

(11) write up, write down or write off the book value of any assets, individually or in the aggregate, for Parent and its Subsidiaries, taken as a whole, other than (A) in the ordinary course of business, (B) as may be required by GAAP, or (C) otherwise not in excess of $100,000;

(12) except as permitted by Section 5.18, take any action to render inapplicable, or to exempt any third Person (other than the Company) from, (A) the provisions of the Delaware Law or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(13) acquire, or agree to acquire, from any Person any operation, division or business, or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person;

(14) take any action that is intended to result in any of the conditions to the Merger set forth in Article 6 not being satisfied;

(15) take any action that is reasonably likely to cause a delay in the filing or effectiveness of the Registration Statement or the convening of either the Company Stockholder Meeting or the Parent Stockholder Meeting; or

(16) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

5.2 No Solicitation.

(a) Alternative Transaction. Neither the Company nor Parent shall, nor shall the Company or Parent permit any of its Subsidiaries to, nor authorize or permit any of its or its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its respective Subsidiaries to, directly, or indirectly, (i) solicit, initiate or encourage, or take any other action to knowingly facilitate, induce or encourage any inquiries with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal, (ii) participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, or otherwise cooperate in any way with or knowingly facilitate any effort or attempt to make or implement any Alternative Transaction

Proposal (except to disclose the existence of this Agreement and the terms hereof or as specifically permitted by Section 5.2(c)), (iii) approve, endorse or recommend any Alternative Transaction (except to the extent specifically permitted by Section 5.2(d)), or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal (except any confidentiality agreement contemplated by Section 5.2(c)(1)). Each of the Company and Parent and each of their respective Subsidiaries will immediately cease, and will cause its officers, directors and employees and instruct any investment banker, financial adviser, attorney, accountant or other representative retained by it to cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and will use its reasonable best efforts to enforce, and will not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which such party of any of its Subsidiaries is a party relating to any such Alternative Transaction Proposal.

(b) Notification. As promptly as practicable (and in any event within 24 hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to any Alternative Transaction Proposal, the Company or Parent, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company or Parent, as the case may be, shall provide the other party as promptly as possible with all information as is reasonably necessary to keep the other party informed in all material respects of all oral or written communications regarding, and the status and material terms of, any such Alternative Transaction Proposal, request or inquiry, and, without limitation of the other provisions of this Section 5.2, shall promptly provide to the other party a copy of all written materials (including written materials provided by email or otherwise in electronic format) subsequently provided by or to it in connection with such Alternative Transaction Proposal, request or inquiry. The Company or Parent, as the case may be, shall provide the other party with 48 hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Alternative Transaction Proposal or Alternative Transaction.

(c) Superior Proposal. Notwithstanding anything to the contrary contained in Section 5.2(a), in the event that the Company or Parent, as the case may be, receives an unsolicited, bona fide written Alternative Transaction Proposal which is determined to be, or to be reasonably likely to result in, a Superior Proposal, such party or its Board of Directors may then take the following actions (but only (i) if and to the extent that (x) its Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, and (y) the Company or Parent, as the case may be, has given the other party at least two business days prior written notice of its intention to take any of the following actions and of the identity of the Person or group making such Alternative Transaction Proposal and the material terms and conditions of such Alternative Transaction Proposal and (ii) if it shall not have breached in any material respect any of the provisions of this Section 5.2):

(1) Furnish nonpublic information to the Person or group making such Alternative Transaction Proposal, provided that (A) prior to furnishing any such nonpublic information, it receives from such Person or group an executed confidentiality agreement containing confidentiality terms at least as restrictive as the terms contained in the Confidentiality Agreement, dated as of December 28, 2005, between the Company and Parent (the “CONFIDENTIALITY AGREEMENT”) and (B) contemporaneously with furnishing any such nonpublic information to such Person or group, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished to such party); and

(2) Engage in discussions or negotiations with such Person or group with respect to such Alternative Transaction Proposal.

(d) Changes of Recommendation. Solely in response to the receipt of an unsolicited, bona fide written Alternative Transaction Proposal which is determined to be a Superior Proposal, the Board of Directors of the Company or Parent, as the case may be, may make a Change of Recommendation, if all of the following conditions in clauses (1) through (5) are met:

(1) the Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(2) the stockholder vote at the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, has not occurred;

(3) the Company or Parent, as the case may be, has (A) provided to the other party hereto three business days’ prior written notice which shall state expressly (i) that it has received a Superior Proposal, (ii) the material terms and conditions of the Superior Proposal and the identity of the Person or group of Persons making the Superior Proposal, and (iii) that it intends to effect a Change of Recommendation and the manner in which it intends to do so, and (B) during the aforementioned period, if requested by the other party hereto, engaged in good faith negotiations to amend this Agreement in such a manner that the Alternative Transaction Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal;

(4) the Board of Directors of the Company or Parent, as the case may be, has determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to effect a Change of Recommendation would be inconsistent with its fiduciary duties under Applicable Law; and

(5) the Company or Parent, as the case may be, shall have complied in all material respects with Section 5.2(c) and shall not have breached in any material respect any of the other provisions set forth in this Section 5.2.

(e) Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or Parent or their respective Boards of Directors from taking and disclosing to their stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that neither party shall effect, or disclose pursuant to such rules or otherwise a position which constitutes, a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.2(d).

5.3 Preparation of SEC Documents; Stockholders’ Meetings.

(a) Registration Statement and Prospectus. As soon as reasonably practicable following the Agreement Date, Parent and the Company shall prepare and file with the SEC the Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Parent Stockholders, and the Company will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Company Stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance and reservation of shares of Parent Common Stock pursuant to the Merger and the conversion of Company Options into Parent Options, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by Parent without the Company’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the Company the reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives oral or written notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the Company with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information (including any Change of Recommendation) relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Parent and the Company.

(b) Stockholders’ Meetings. Each of the Company and Parent shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, take all action necessary in accordance with Applicable Law and the Company Charter Documents, in the case of the Company, and the Parent Charter Documents, in the case of Parent, to duly give notice of, convene and hold the Company Stockholders’ Meeting, in the case of the Company, and the Parent Stockholders’ Meeting, in the case of Parent. Subject to Section 5.2(d), each of the Company and Parent will use reasonable best efforts to solicit from its stockholders proxies in favor of, in the case of the Company, the adoption of this Agreement, and in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendment, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the Nasdaq Stock Market or Applicable Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company or Parent may adjourn or postpone the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to its stockholders in advance of a vote on, in the case of the Company, the adoption of this Agreement, and in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendment, or, if, as of the time for which the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, is originally scheduled, there are insufficient shares of Company Common Stock or Parent Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Each of the Company and Parent shall ensure that the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, respectively, is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as the case may be, are solicited in compliance with Applicable Law, the rules of the Nasdaq Stock Market and, in the case of the Company, the Company Charter Documents, and, in the case of Parent, the Parent Charter Documents. Without the prior written consent of Parent, adoption of this Agreement is the only matter (other than procedural matters) which the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders’ Meeting. Without the prior written consent of the Company, approval of the Parent Stock Issuance, the Parent Charter Amendment and any proposals set forth in Schedule 5.3(b) of the Parent Disclosure Letter are the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent Stockholders at the Parent Stockholders’ Meeting. Notwithstanding any Change of Recommendation by the Board of Directors of the Company or Parent, (i) adoption of this Agreement shall be submitted to the Company Stockholders at the Company Stockholders’ Meeting and (ii) approval of the Parent Stock Issuance and Parent Charter Amendment shall be submitted to the Parent Stockholders at the Parent Stockholders’ Meeting, and nothing contained herein shall be deemed to relieve the Company or Parent of such obligations.

(c) Time of Meetings. Each of the Company and Parent will use reasonable best efforts to hold the Company Stockholders’ Meeting and Parent Stockholders’ Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement.

(d) Board Recommendations. Except to the extent expressly permitted by Section 5.2(d): (i) the Board of Directors of each of the Company and Parent shall recommend that its stockholders vote in favor of, in the case of the Company, the adoption of this Agreement at the Company Stockholders’ Meeting, and, in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendment at the Parent Stockholders’ Meeting, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of (A) the Company has recommended that the Company Stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting and (B) Parent has recommended that Parent Stockholders vote in favor of approval of the Parent Stock Issuance and Parent Charter Amendment at the Parent Stockholders’ Meeting and (iii) neither the Board of Directors of the Company or Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendation of its respective Board of Directors that the respective stockholders of the Company or Parent vote in favor of, in the case of the Company, the adoption of this Agreement, and, in the case of Parent, the approval of the Parent Stock Issuance and Parent Charter Amendment.

5.4 Accountant’s Letters. Each of the Company and Parent shall use reasonable best efforts to cause to be delivered to the other party two letters from their respective independent accountants, one dated approximately as of the date the Registration Statement is declared effective and one dated approximately as of the Closing Date, each addressed to the other party, in form and substance reasonably satisfactory to the other party and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.5 Access to Information; Confidentiality.

(a) Access to Information. Subject to the Confidentiality Agreement and Applicable Law, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access at all reasonable times on reasonable notice during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of such party) and, during such period and subject to the Confidentiality Agreement and Applicable Law, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.5 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

(b) Confidentiality. Each of the Company and Parent will hold and keep confidential, and will cause its respective officers and employees and will direct its accountants, counsel, financial advisors and other representatives and Affiliates to hold and keep confidential, any nonpublic information in accordance with the terms of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect.

5.6 Reasonable Best Efforts.

(a) Governmental and Third Party Approvals. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (1) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, including all filings required under the HSR Act, with the Federal Trade Commission or the United States Department of Justice and any necessary antitrust, competition or similar laws of any foreign jurisdiction, (2) the obtaining of all necessary consents, approvals or waivers from third parties, (3) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including promptly seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (4) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Subject to Applicable Law relating to the exchange of information, the Company and Parent shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Authority or third party in connection with the Merger and the other transactions contemplated by this Agreement.

(b) Notification. Each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Authority (whether domestic, foreign or supranational). In that regard, each party shall without limitation use its reasonable best efforts to: (1) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Authority (whether domestic, foreign or supranational) with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, (3) to the extent practical, not participate in any meeting with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement unless it consults with the other in advance and to the extent permitted by such Governmental Authority gives the other the opportunity to attend and participate thereat, and (4) furnish the other with such necessary information and reasonable assistance as the Company or Parent, as applicable, may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6 as “outside counsel only”. Such material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel.

(c) State Takeover Statutes. In connection with and without limiting the foregoing, the Company and Parent shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated hereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

(d) Divestitures. Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company shall be required to hold separate (including by trust or otherwise) or divest, or take any other action with respect to, any of its assets or businesses or enter into any consent decree or other agreement that (1) would reasonably be expected to result in a Material Adverse Effect on Parent or the Company after the Effective Time or (2) is not conditional on consummation of the Merger.

5.7 Indemnification and Insurance.

(a) Indemnification and Advancement. From and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (1) indemnify and hold harmless each person who served as a director or officer of Parent, the Company or their respective Subsidiaries prior to the Effective Time (collectively, the “INDEMNIFIED PARTIES”) to the fullest extent authorized or permitted by Applicable Law, as now or hereafter in effect, in connection with any Claim (as defined below) and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (2) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by Applicable Law, as now or hereafter in effect, and if required by Delaware Law subject to the receipt of an unsecured undertaking to repay such amounts if it is ultimately determined that the Indemnified Party is not entitled to indemnification, any Expenses (as defined below) incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 5.7 shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director or officer of Parent, the Company or their respective Subsidiaries prior to the Effective Time and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 5.7, (1) the term “CLAIM” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation that any Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, as a result of or in connection with such Indemnified Party’s service as a director, officer, trustee, employee, agent, or fiduciary of Parent, the Company or any of, their Subsidiaries, as the case may be, or any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time; and (2) the term “EXPENSES” means documented and reasonable attorneys’ fees and all other documented and reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 5.7, including any action relating to a claim for indemnification or advancement brought by a Company Indemnified Party.

(b) Certificate of Incorporation, Bylaws and Indemnification Agreements. In furtherance and not in limitation of Section 5.7(a) hereof, from and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (1) include and cause to be maintained in the Surviving Corporation’s (or any successor’s) Certificate of Incorporation and Bylaws for a period of at least six years from and after the Effective Time, provisions regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses which are no less advantageous to the intended beneficiaries than the corresponding provisions contained in the Company’s Certificate of Incorporation and Bylaws, in each case as in effect on the Agreement Date; and (2) otherwise keep in full force and effect, and, subject to Applicable Laws, comply with the terms and conditions of, any agreement in effect as of the Agreement Date between or among the Company or any of its Subsidiaries and any Indemnified Party providing for the indemnification of or the advancement of expenses to such Indemnified Party.

(c) Insurance. For a period of six years after the Effective Time, each of Parent and the Surviving Corporation shall cause to be maintained in effect the current policies (whether through purchase of a “tail end” policy or otherwise) of directors’ and officers’ and fiduciary liability insurance maintained by the Company, including with respect to Claims arising from facts or events which occurred on or before the Effective Time (including those related to this Agreement and the transactions contemplated hereby); provided, that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to former officers and directors of the Company; and provided, further, that if the aggregate annual premiums for such policies at any time during such period will exceed 300% of the per annum premium rate paid by the Company and its Subsidiaries as of the Agreement Date for such policies, then Parent and the Surviving Corporation shall only be required to provide such coverage as will then be available at an annual premium equal to 300% of such rate. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.7(c), which policies provide such directors and officers with coverage for an aggregate period of six years after the Effective Time, including with respect to acts or omissions occurring at or prior to the Effective Time (including with respect to acts or omissions occurring in connection with approval of this Agreement and consummation of the transactions contemplated hereby), and nothing in Section 5.1(c) shall prohibit the Company from obtaining such prepaid policies prior to the Effective Time, provided that the annual cost thereof shall not exceed 300% of the per annum premium rate paid by the Company and its Subsidiaries as of the Agreement Date for such policies. If such prepaid policies have been obtained prior to the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their duration.

(d) Survival of Claims. Notwithstanding anything herein to the contrary and to the maximum extent permitted by Applicable Law, if any Claim is made or brought against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.7 shall continue in effect until the final disposition of such Claim.

(e) Successors. If Parent, the Surviving Corporation or any of their respective successors or assigns (1) shall consolidate with or merge with or into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (2) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Parent shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 5.7.

(f) Enforceability. The provisions of this Section 5.7 are (1) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7) and (2) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 5.7 without the consent of such affected Indemnified Party.

(g) Expenses. Parent shall pay (as incurred) all Expenses that a Company Indemnified Party may incur in enforcing the indemnity, advancement and other obligations set forth in this Section 5.7.

(h) Burden of Proof. In connection with any determination as to whether the Company Indemnified Parties are entitled to the benefits of this Section 5.7, the burden of proof shall be on the Parent and the Surviving Corporation to establish that a Company Indemnified Person is not so entitled.

5.8 Fees and Expenses. Except as set forth in this Section 5.8, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall bear and pay one-half of the costs and expenses incurred by Parent, Merger Sub or the Company (other than attorneys’ fees, accountants’ fees and related expenses) in connection with the filing, printing and mailing of the Registration Statement (including financial statements and exhibits) and the Proxy Statement/Prospectus (including SEC filing fees) and any preliminary materials related thereto.

5.9 Public Announcements. The Company and Parent will use reasonable best efforts to consult with each other before issuing, and will provide each other the opportunity to review, comment upon and concur with, and use reasonable best efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market. In addition, except to the extent disclosed in or consistent with the Proxy Statement/Prospectus in accordance with the provisions of Section 5.3 or prior communications consented to in accordance with this Section 5.9, neither party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld, delayed or conditioned. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form agreed to by the parties.

5.10 Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock issuable under Article 2 (including those shares of Parent Common Stock required to be reserved for issuance in connection with the Merger or upon exercise of Company Options or Company Warrants from time to time) to be authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the Closing Date.

5.11 Tax-Free Reorganization Treatment. Parent and the Company hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Parent and the Company intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each shall, and shall cause its respective Subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify and shall file all Returns consistent with, and take no position inconsistent with, such treatment. Neither Parent, Merger Sub nor the Company shall take any action, cause or permit any action to be taken, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

5.12 Equity Awards and Employee Benefits.

(a) Notices. As soon as reasonably practicable, but in no event later than 20 business days following the Effective Time, Parent will issue to each holder of an Assumed Company Option a document evidencing the assumption of such Company Option by Parent. The parties shall use their reasonable best efforts to ensure that the conversion of any Company Options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

(b) Form S-8. Parent shall file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to the Company Options, the Company Restricted Shares and other assumed equity compensation awards (collectively, the “ASSUMED AWARDS”) no later than one business day after the Effective Time and shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as any of such Assumed Awards remains outstanding.

(c) Company ESPP. To the extent the Company ESPP has not expired on its terms, the Company shall terminate the Company ESPP immediately prior to the Effective Time. To the extent any offering period under the Company ESPP is in progress prior to such termination, the Company shall ensure that such offering period ends immediately prior to such termination, and that each participant’s accumulated contributions for such offering period are applied towards the purchase of Company Common Stock immediately prior to such termination unless the participant has previously withdrawn from such offering period in accordance with the terms of such plan. With respect to matters described in this Section 5.12(c), the Company will communicate with Parent prior to sending any material notices or other communication materials to its employees.

(d) Benefit Plans. For a period of not less than one year after the Effective Time, Parent shall provide, or cause to be provided, to those persons who were employees of the Company or its Subsidiaries immediately prior to the Effective Time and who remain employees of the Surviving Corporation or its Subsidiaries or become employees of Parent following the Effective Time (“CONTINUING EMPLOYEES”) employee benefits (other than Parent Option Plans and the Parent ESPP) no less favorable in the aggregate than those currently provided to employees of the Company. Continuing Employees will be eligible to participate in Parent Option Plans and the Parent ESPP in accordance with the terms and conditions of such plans. As promptly as reasonably practicable after the Effective Time, Continuing Employees shall be eligible to participate in (1) Parent’s employee benefit plans, programs, policies and arrangements, including any severance plan, medical plan, dental plan, life insurance plan, vacation program and disability plan, to the extent permitted by the terms of the applicable plans, programs, policies and arrangements or (2) such Company Benefit Arrangements, including, but not limited to, any agreements, programs, policies or other programs sponsored by or maintained by the Company or any of its Subsidiaries, that are continued by the Surviving Corporation or any of its Subsidiaries following the Closing Date, or which are assumed by Parent (for the purposes of this Section 5.12(d) only, clauses (1) and (2) taken together, the “PARENT BENEFIT PLANS”). Continuing Employees shall, to the extent permitted by Applicable Law receive full credit for purposes of eligibility, vesting, level of benefits (but not benefit accrual) under the Parent Benefit Plans in which such Continuing Employees participate for such Continuing Employees’ service with the Company, any of its Subsidiaries, and either of their predecessors. With respect to any welfare benefit plans maintained by Parent for the benefit of Continuing Employees on and after the Effective Time, Parent shall (1) cause there to be waived, as required by Applicable Law, any eligibility requirements or pre-existing condition limitations and (2) give effect, in determining any deductible or maximum out-of-pocket limitations, amounts paid by such Continuing Employees with respect to similar plans maintained by the Company and its Subsidiaries, subject to the terms and conditions of the applicable welfare benefit plans maintained by Parent. Depending upon the date of the Effective Time relative to the completion of the then-next ending offer period under the Parent ESPP, and upon the relative benefits and costs, Parent will determine in good faith whether to establish a special offering period for Continuing Employees under the Parent ESPP commencing as soon as administratively practicable following the Effective Time and ending immediately prior to the commencement of the next regularly scheduled offering period under the Parent ESPP.

(e) Termination of Benefit Plans. To the extent requested in writing by Parent no later than ten business days prior to the Closing Date, Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the date immediately preceding the Closing Date, any Company Benefit Arrangement that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “COMPANY 401(K) PLANS”) in accordance with the provisions of the Company 401(k) Plans and Applicable Law. If Parent requests that the Company 401(k) Plans be terminated, the Company’s Board of Directors shall adopt resolutions authorizing the termination of the Company 401(k) Plans effective no later than the day immediately preceding the Closing Date.

(f) Disclaimer. Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of either party to terminate any continuing employee at will at any time, with or without cause, for any reason or no reason, (ii) duplicate any benefit provided to any Continuing Employee or to fund any such benefit not previously funded, or (iii) subject to the limitations and requirements specifically set forth in this Section 5.12, require either party to continue any Parent Benefit Arrangement or Company Benefit Arrangement, or prevent the amendment, modification or termination thereof, after the Effective Time.

5.13 Parent Corporate Governance.

(a) On or prior to the Effective Time, the Board of Directors of Parent shall cause the number of directors that will comprise the full Board of Directors of Parent immediately following the Effective Time to be 12. The members of such Board of Directors immediately following the Effective Time shall consist of seven persons designated prior to the Effective Time by Parent (which shall include Robert LaPenta as a Chairman) and five persons designated prior to the Effective Time by the Company (which shall consist of Joseph Atick as a Vice Chairman, Milton Cooper, Malcolm Gudis, John Lawler, and one individual identified by the Company prior to the Effective Time) (such members, the “INITIAL POST-CLOSING DIRECTORS”). From and after the Effective Time, subject to regulatory requirements, at least one director designated by the Company shall be appointed to serve on each and every committee of the Board of Directors of Parent until at least the expiration of the term of the Class III directors. In connection with joining the Board of Directors of Parent, directors designated by the Company shall receive such compensation for their services as members of the Board of Directors of Parent, as set forth in Section 5.13 (a) of the Company Disclosure Letter.

(b) On or prior to the Effective Time, pursuant to Section 141 of Delaware Law, the Parent Charter Amendment shall provide that (1) any change in the size of the Board of Directors of Parent shall require the prior approval of at least two-thirds of the entire Board of Directors of Parent and at least two-thirds of the independent Board members of Parent, (2) the full and exclusive power and authority otherwise conferred upon the Board of Directors to evaluate candidates and nominate persons to stand for election to the Board of Directors or to fill vacancies on the Board of Directors or newly created directorships shall be exercised and performed by the nominating and governance committee of the Board of Directors of Parent and (3) any amendment to the provisions required by the immediately foregoing clauses (1) and (2) by the Board of Directors of Parent shall require the prior approval of at least two-thirds of the entire Board of Directors of Parent and at least two-thirds of the independent Board members of Parent.

(c) On or prior to the Effective Time, the Board of Directors of Parent shall take all actions necessary to appoint (i) four Initial Post-Closing Directors designated by the Company pursuant to Section 5.13(a) to be appointed to the Board of Directors as a Class III director whose term of office shall expire in 2008, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the Effective Time, (ii) four Initial Post-Closing Directors designated by Parent pursuant to Section 5.13(a) to be appointed to the Board of Directors as a Class II director whose term of office shall expire in 2007, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the Effective Time and (iii) three Initial Post-Closing Directors designated by the Parent and one Initial Post-Closing Directors designated by the Company pursuant to Section 5.13(a) to be appointed to the Board of Directors as a Class I director whose term of office shall expire in 2006, unless in each case such nominee shall have resigned, retired or otherwise become unable to serve prior to the Effective Time. Each of Parent and the Company agrees to cause each member of its Board of Directors that is not an Initial Post-Closing Director to resign effective immediately prior to the Effective Time and Parent agrees to cause each member of its Board of Directors that is a Class III director to resign affective immediately prior to the Effective Time; provided that any such Class III director that is also an Initial Post-Closing Director Directors shall be reappointed to the Board of Directors of Parent as a Class I or Class II director. The Class I director chosen by the Company shall be renominated to the Board of Directors in 2006 by the governance and nominating committee of the Board of Directors of Parent.

(d) At the Effective Time, Robert LaPenta will be the Chairman of the Board and Chief Executive Officer of Parent. The following individuals will report directly to Mr. LaPenta with their respective identified titles at the Parent corporate level: (1) Joseph Atick, Vice Chairman of the Board and Corporate Chief Strategic Officer; (2) James DePalma, Executive Vice President and Chief Financial Officer of Parent; (3) Mark Molina, Executive Vice President, Chief Legal Officer and Corporate Secretary of Parent; (4) Joseph Paresi, Executive Vice President and Chief Marketing and Sales Officer of Parent. The following individuals will also report directly to Mr. LaPenta with their respective identified titles: Bernard Bailey, President of the Secure Documents Division and Jim Moar, President of the Biometrics Division. Mohamed Lazzouni will be Chief Technology Officer of Parent reporting to Dr. Atick. The product and technology strategy and development functions and responsibilities wherever located throughout Parent, Company and current and future Affiliate operations (including Minnesota, New Jersey, Massachusetts and Germany) will also report to Dr. Atick. Elissa Lindsoe will be the Chief Financial Officer of the Biometrics Division and

Bradley T. Miller will be the Chief Financial Officer of the Secure Documents Division, each reporting to Mr. DePalma. Elliot Mark will be the General Counsel and Senior Vice President of the Secure Documents Division reporting to Mr. Molina. The legal and contracts functions of all current and future Affiliates and Divisions will also report to Mr. Molina. Divisional sales and marketing will be the oversight of Mr. Paresi with direct reporting lines to the Divisional Presidents. After the Agreement Date and prior to the Effective Time, Parent shall offer compensation arrangements to Messrs. LaPenta, DePalma, Paresi, Bailey, Miller and Mark commensurate with their respective positions as described above and as mutually agreed by the Company and Parent prior to Closing. If such compensation arrangements are not mutually agreed to prior to Closing such arrangements shall be as approved after Closing by recommendation of the Compensation Committee and approval by the Board of Parent. After the Agreement Date and prior to the Effective Time, Parent shall offer compensation arrangements, to be effective as of the Effective Time, with Messrs. Atick, Moar and Molina and Ms. Lindsoe on the terms provided in Section 5.13(d) of the Company Disclosure Letter. After the Agreement Date and prior to the Effective Time, Parent shall enter into indemnification agreements with current Company directors and officers who are continuing as directors and officers of Parent on terms no less favorable than the Company’s current form of indemnification agreement for directors and officers.

5.14 Affiliates Legends.

The Company shall notify Parent in writing of the identity of those Persons who are, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (“RULE 145 AFFILIATES”) prior to the Closing Date. Parent shall be entitled to place appropriate legends on the certificates evidencing any shares of Company Common Stock to be received by Rule 145 Affiliates in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock (provided, that such legends or stop transfer instructions shall be removed, one year after the Effective Time, upon the request of any holder of shares of Parent Common Stock issued in the Merger if such holder is not then a Rule 145 Affiliate or an Affiliate of Parent).

5.15 Voting Agreements.

(a) Concurrently with the execution hereof, the Company shall deliver to Parent the Company Voting Agreements executed by certain stockholders of the Company identified on Schedule 5.15(a) of the Company Disclosure Letter. If any Company Voting Agreements is not executed and delivered by a stockholder identified on Schedule 5.15(a) of the Company Disclosure Letter on the date hereof, the Company shall use best reasonable efforts to obtain such Company Voting Agreements within five business days hereof.

(b) Concurrently with the execution hereof, Parent shall deliver to the Company the Parent Voting Agreements executed by certain stockholders of Parent (including L-1) identified on Schedule 5.15(b) of the Parent Disclosure Letter. If any Parent Voting Agreements is not executed and delivered by a stockholder identified on Schedule 5.15(b) of the Parent Disclosure Letter on the date hereof, Parent shall use best reasonable efforts to obtain such Parent Voting Agreements within five business days hereof.

5.16 Notification of Certain Matters. The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, as the case may be, if it determines that any Effect has had a Material Adverse Effect on such party or would result in the failure of any of the conditions set forth in Article 6 to be satisfied. Notwithstanding the above, the delivery of any notice pursuant to this Section 5.16 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

5.17 Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of

Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP. The parties acknowledge that all such above referenced dispositions and acquisitions are compensatory in nature.

5.18 State Takeover Laws.

Prior to the Effective Time, neither the Company nor Parent shall take any action to render inapplicable or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless (i) required to do so by order of a court of competent jurisdiction or (ii) the Company’s or Parent’s Board of Directors, as the case may be, has concluded in good faith, after consultation with its outside legal counsel, that, in light of a Superior Proposal with respect to the Company or Parent, as applicable, the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under Applicable Law.

5.19 Reservation of Parent Common Stock. Effective at or prior to the Effective Time, Parent shall reserve (free from preemptive rights) out of its reserved but unissued shares of Parent Common Stock, for the purposes of effecting the conversion of the issued and outstanding shares of Company Common Stock and assumption of Company Options and Company Warrants pursuant to this Agreement, sufficient shares of Parent Common Stock to provide for such conversion and assumption.

5.20 Parent Name Change. Parent and Company shall mutually agree on the name of Parent to be included in the Parent Charter Amendment.

5.21 Potential Agreement with L-1. Prior to the date the Proxy Statement/Prospectus will be mailed to the Parent Stockholders and Company Stockholders, Company and Parent shall cooperate in good faith to reach an agreement between Parent and L-1. Such agreement, if agreed to by Company and Parent, would provide that Parent shall not compensate Messrs. LaPenta, DePalma and Paresi for their services to the Parent (as officers, directors, employees or otherwise) and instead Parent shall compensate L-1 for such services. If Company and Parent do not mutually agree on the form and substance of such agreement, Parent shall instead compensate the foregoing individuals directly for their services, and no such agreement shall be entered into between Parent and L-1.

5.22 Parent Headquarters. Prior to the Effective Time, Parent and Company shall cooperate in good faith to mutually agree upon reasonable arm-length terms and conditions, including the terms and conditions of any lease, under which Parent shall move its corporate headquarters to 177 Broad Street, Stamford, Connecticut.

ARTICLE 6

CONDITIONS TO OBLIGATIONS OF THE PARTIES

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Antitrust Waiting Periods. The waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction (collectively, “RESTRAINTS”), shall be in effect or be pending which prohibits, makes illegal or enjoins, or threatens to prohibit, make illegal or enjoin, the consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act prior to the mailing of the Proxy Statement/Prospectus by each of the Company and Parent to their stockholders, and no stop order or proceedings seeking a stop order shall have been initiated or, to the knowledge of the Company or Parent, threatened by the SEC.

(e) Listing. The shares of Parent Common Stock issuable to the Company Stockholders pursuant to the Merger and to be reserved for issuance upon exercise of Company Options or Company Warrants from time to time as provided for in Article 2 shall have been authorized for listing on the Nasdaq Stock Market, upon official notice of issuance.

(f) Certificate of Amendment. The Certificate of Amendment shall have become effective under Delaware Law.

6.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent (except for the representations and warranties set forth in Section 4.2) set forth herein (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent where the failure of any such representations and warranties referred to in clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (ii) the representations and warranties of Parent set forth in Section 4.2 shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Parent to the effect that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Tax Opinion. The Company shall have received the opinion of Heller Ehrman LLP, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon receipt by such counsel of customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel, which representation letters shall not have been withdrawn or modified.

(e) L-1 Investment Partners LLC. Parent and L-1 shall have entered into the Termination and Non-Compete Agreement in form and substance satisfactory to the Company and Parent, which shall, among other things, (1) terminate all arrangements (other than those specifically identified in such agreement) whereby L-1 and its Affiliates provide financial, advisory, administrative or other services to Parent or its Affiliates, and (2) prohibit L-1 and its Affiliates from directly advising, performing services for, investing in or enter into any other agreement with any Person that competes directly or indirectly with Parent or the Company, which includes without limitation, in the word-wide biometric, credentialing and ID management businesses (other than with respect to investments of L-1 and its Affiliates as specifically identified in such agreement).

6.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company (except for the representations and warranties set forth in Section 3.2) set forth herein (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent where the failure of any such representations and warranties referred to in clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) the representations and warranties of the Company set forth in Section 3.2 shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of the Company to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Tax Opinion. Parent shall have received the opinion of Choate, Hall & Stewart LLP, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon receipt by such counsel of customary representation letters from each of Parent, Merger Sub and the Company, in each case, in form and substance reasonably satisfactory to such counsel, which representation letters shall not have been withdrawn or modified.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, which action (A) in the case of Section 7.1(a), Section 7.1(b)(1), Section 7.1 (b)(2), Section 7.1(c) and Section 7.1(d), may be taken or authorized before or after the Parent Stockholder Approval or the Company Stockholder Approval, as the case may be, (B) in the case of Section 7.1(e) and Section 7.1(f), may be taken or authorized only before the Parent Stockholder Approval or Company Stockholder Approval, as the case may be, and (C) in the case of Section 7.1(b)(3) and Section 7.1(b)(4), may be taken or authorized only after the Parent Stockholders’ Meeting where a vote was taken or the Company Stockholders’ Meeting where a vote was taken, as the case may be:

(a) by mutual written consent of the Company and Parent, if the Board of Directors of each so determines;

(b) by written notice of either the Company or Parent (as authorized by the Board of Directors of the Company or Parent, as applicable):

(1) if the Merger shall not have been consummated by September 1, 2006 (the “OUTSIDE DATE”), provided, however, that the right to terminate this Agreement under this Section 7.1(b)(1) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date;

(2) if a Governmental Authority that is of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable, provided, however, that the right to terminate this Agreement under this Section 7.1(b)(2) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(3) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote thereon was taken;

(4) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote thereon was taken;

(c) by the Company (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement of Parent set forth in this Agreement, if (1) as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach and (2) such breach shall be incapable of being cured or shall not have been cured in all material respects within 20 business days after written notice thereof shall have been received by Parent;

(d) by Parent (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement, if (1) as a result of such breach the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach and (2) such breach shall be incapable of being cured or shall not have been cured in all material respects within 20 business days after written notice thereof shall have been received by the Company;

(e) by the Company (as authorized by its Board of Directors), at any time prior to Parent Stockholder Approval, if Parent, the Parent Board of Directors or any committee thereof, for any reason, shall have (1) failed to include in the Proxy Statement/Prospectus distributed to the Parent Stockholders its recommendation in favor of the Parent Stock Issuance and Parent Charter Amendment, (2) effected a Change of Recommendation, or (3) approved or recommended any Alternative Transaction; or

(f) by Parent (as authorized by its Board of Directors), at any time prior to Company Stockholder Approval, if the Company, the Company Board of Directors or any committee thereof, for any reason, shall have (1) failed to include in the Proxy Statement/Prospectus distributed to the Company Stockholders its recommendation that such stockholders adopt and approve this Agreement and approve the Merger, (2) effected a Change of Recommendation, or (3) approved or recommended any Alternative Transaction.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (i) as set forth in Section 5.5(b), Section 5.8, this Section 7.2 and Section 7.3, as well as Article 8 (other than Section 8.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (ii) that nothing herein shall relieve any party from any further liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3 Payments.

(a) Payment by the Company. In the event that this Agreement is terminated by the Company pursuant to Section 7.1(b)(1), Section 7.1(b)(4) or by Parent pursuant to any of Section 7.1(b)(4), Section 7.1(d) (but, in the case of Section 7.1(d), only if such termination is due to an intentional breach of any representation, warranty or covenant by the Company) or Section 7.1(f), the Company shall promptly, but in no event later than ten business days after the date of such termination (subject to the further provisions of this Section 7.3(a)), pay Parent the Termination Fee; provided, that in the case of a termination pursuant to Section 7.1(b)(1), Section 7.1(b)(4) or Section 7.1(d) (but, in the case of Section 7.1(d), only if such termination is due to an intentional breach of any representation, warranty or covenant by the Company), the Termination Fee shall be payable only if following the Agreement Date and prior to such termination, any Person shall have made to the Company or its stockholders, or publicly announced, any Alternative Transaction Proposal with respect to the Company and within 12 months following termination of this Agreement, any Alternative Transaction with respect to the Company is consummated or the Company enters into an agreement providing for an Alternative Transaction, such fee payment to be made concurrently with the consummation of such Alternative Transaction.

(b) Payment by Parent. In the event that this Agreement is terminated by Parent pursuant to Section 7.1(b)(1), Section 7.1(b)(3) or by the Company pursuant to any of Section 7.1(b)(3), Section 7.1(c) (but, in the case of Section 7.1(c), only if such termination is due to an intentional breach of any representation, warranty or covenant by Parent) or Section 7.1(e), Parent shall promptly, but in no event later than ten business days after the date of such termination (subject to the further provisions of this Section 7.3(b)), pay the Company the Termination Fee; provided, that in the case of a termination pursuant to Section 7.1(b)(1), Section 7.1(b)(3) or Section 7.1(c) (but, in the case of Section 7.1(c), only if such termination is due to an intentional breach of any representation, warranty or covenant by Parent), the Termination Fee shall be payable only if following the Agreement Date and prior to such termination, any Person shall have made to Parent or its stockholders, or publicly announced, an Alternative Transaction Proposal with respect to Parent and within 12 months following termination of this Agreement, any Alternative Transaction with respect to Parent is consummated or Parent enters into an agreement providing for any Alternative Transaction, such fee payment to be made concurrently with the consummation of such Alternative Transaction.

(c) Interest and Costs; Other Remedies. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by the party to receive payment. Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party hereto would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.3 and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.3, the party so failing to pay shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the rate of interest per annum publicly announced by Bank of America as its prime rate, as in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3 shall not be in lieu of damages incurred in the event of breach of this Agreement, to the extent permitted by Section 7.2.

7.4 Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that after the occurrence of either the Company Stockholder Approval or the Parent Stockholder Approval there may not be, without further approval of the stockholders of the Company and Parent, as the case may be, any amendment of this Agreement which by Applicable Law expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.

7.5 Extension; Waiver. At any time prior to the Effective Time, a party may, subject to Applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party hereto with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.5 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL

8.1 Expiration of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, provided that this Section 8.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via facsimile (receipt confirmed) or (b) on the first business day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company:

Identix Incorporated

5600 Rowland Road, Suite 205

Minnetonka, MN 55343

Telephone: (952) 932-0888

Facsimile: (952) 945-3382

Attention: Mark Molina, Esq.

with a copy to:

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, California 94025-3506

Telephone: (650) 324-7000

Facsimile: (650) 324-0638

Attention: Richard A. Peers, Esq.

  Kyle Guse, Esq.

(b)	if to Parent or Merger Sub:

Viisage Technology, Inc.

296 Concord Road, Third Floor

Billerica, MA 01821

Telephone: (978) 932-2200

Facsimile: (978) 932-2225

Attention: Elliot Mark, Esq.

with a copy to:

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

Telephone: (617) 248-5000

Facsimile: (617) 248-4000

Attention: Charles J. Johnson, Esq.

and to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Telephone: (212) 310-8000

Facsimile: (212) 310-8007

Attention: Marita A. Makinen, Esq.

8.3 Interpretation.

When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of copies of this Agreement and of signature pages by facsimile, or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Confidentiality Agreement and the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and neither party is relying on any other oral or written representation, agreement or understanding and (b) except for the provisions of Section 5.7 (which upon the Effective Time are intended to benefit the Indemnified Parties), and Section 2.4 (which upon the Effective Time are intended to benefit the Company Stockholders) is not intended to confer upon any Person other than the parties any rights or remedies.

8.6 Governing Law. This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.8 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other such court.

8.9 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

8.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.12 Waiver of Jury Trial. EACH OF THE COMPANY, PARENT AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF THE COMPANY, PARENT OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

8.13 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

8.14 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 8.14.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VIISAGE TECHNOLOGY, INC.		IDENTIX INCORPORATED

By:	/s/ ROBERT V. LAPENTA	By:	/s/ MILTON E. COOPER
Name:	Robert V. LaPenta	Name:	Milton E. Cooper
Title:	Chairman of the Board	Title:	Chairman of the Board

VIDS ACQUISITION CORP.

By:	/s/ ROBERT V. LAPENTA
Name:	Robert V. LaPenta
Title:	President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

Annex B

January 11, 2006

Board of Directors of Viisage Technology Inc.

c/o Viisage Technology Inc.

296 Concord Road, Third Floor

Billerica, MA 01821

Attention: Board of Directors of Viisage Technology, Inc.

Dear Sirs:

We understand that Viisage Technology, Inc. (“Acquiror”), VIDS Acquisition Corp., a wholly owned subsidiary of Acquiror (“Merger Sub”), and Identix Incorporated (“Target”) propose to enter into an Agreement and Plan of Reorganization (“Merger Agreement”) pursuant to which Merger Sub will merge with and into Target (the “Merger”) as a result of which Target shall continue its existence and become a wholly-owned subsidiary of Acquiror. Such transaction is referred to herein as the “Transaction.” Pursuant to the terms set for the in the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Target (other than treasury shares held by Target or shares owned by Acquiror or any subsidiary of Acquiror or Target, which shares shall be cancelled and extinguished) shall be cancelled, extinguished and converted automatically into the right to receive 0.473 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share, of Acquiror, subject to adjustment as provided in the Merger Agreement.

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of Acquiror’s common stock, par value $0.001 per share (the “Common Stock”), of the Exchange Ratio pursuant to the Transaction. We are not opining on, and this Opinion does not constitute an opinion with respect to, the Acquiror’s underlying business decision to effect the Transaction, any legal, tax or accounting issues concerning the Transaction, or any terms of the Transaction (other than the Exchange Ratio).

You understand that we have based our analysis for the Opinion on only the following information (the “Information”), all of which we have received and reviewed:

1.	Target’s audited financial statements for its fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003 as contained in Target’s Annual Reports on Form 10-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on September 13, 2005, September 9, 2004 and September 12, 2003, respectively;

2.	Target’s unaudited financial statements for its fiscal quarter ended September 30, 2005, as contained in Target’s Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2005;

3.	Target’s Proxy Statement filed with the SEC on Schedule 14A on October 6, 2005;

4.	Acquiror’s audited financial statements for its fiscal years ended December 31, 2004 and December 31, 2003, as contained in Acquiror’s Annual Reports on Form 10-K (or Form 10-K/A, as applicable), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 5, 2005 and March 30, 2004, respectively;

5.	Acquiror’s unaudited financial statements for its fiscal quarter ended April 3, 2005, as contained in Target’s Quarterly Report on Form 10-Q, filed with the SEC on June 30, 2005;

6.	Acquiror’s unaudited financial statements for its fiscal quarter ended July 3, 2005, as contained in Target’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2005;

7.	Acquiror’s unaudited financial statements for the nine months ended October 2, 2005, as contained in Acquiror’s Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2005;

Board of Directors of Viisage Technology Inc.

January 11, 2006

8.	Acquiror’s Proxy Statement filed with the SEC on Schedule 14A on September 7, 2005;

9.	Pro forma income statement projections for Aquiror for calendar years 2006-2010 prepared and approved by Acquiror management;

10.	Pro forma income statement projections for Target for calendar years 2006-2010 prepared by Target management, as modified, adjusted and approved by Acquiror management;

11.	Pro forma Acquiror balance sheets dated as of December 31, 2005-2010 prepared and approved by Acquiror management;

12.	An unexecuted draft of the Merger Agreement marked “Execution Copy”, by and among Target, Merger Sub and Acquiror, excluding any schedules or exhibits thereto;

13.	Certain other publicly available financial data for certain companies that we deem comparable or otherwise relevant to Target or Acquiror and the terms of recent transactions that we consider comparable or otherwise relevant to the Transaction, including, without limitation, publicly available prices;

14.	The reported price and trading activities for the Common Stock and the shares of common stock of Target; and

15.	Published research of third party research analysts with respect to the future financial performance of Acquiror and Target.

In addition to reviewing the Information as enumerated above, we have participated in discussions with members of senior management of Acquiror and Target concerning their respective businesses and financial condition and prospects. In connection with this Opinion, we have conducted such analyses as we have deemed appropriate, however, the information we have utilized in conducting such analyses has been limited to solely the Information described above. With respect to financial estimates and projections provided to us, we have assumed without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments by management as to the future results of operations, synergies and financial performance of the Target and Acquiror to which such estimates and projections relate and have assumed that such results of operations, synergies and financial performance will be realized. We have also assumed that there has been no material change in the assets, financial condition or business of Target or Acquiror since the date of the most recent Target and Acquiror financial statements made available to us. No facts have actually come to our attention that would cause us to believe that such assumptions are invalid as a whole. We have further relied upon the assurance of Acquiror’s management that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect.

The draft Merger Agreement that we were provided did not contain exhibits or schedules. As such, we have assumed that the fairness to the Acquiror and its holders of Common Stock of the Exchange Ratio is not impacted by the presence or omission of the schedules and exhibits to the Merger Agreement. We have not reviewed any ancillary agreement or any other document, other than as explicitly listed herein, related to the Transaction. We have assumed that the Transaction as contemplated by the Merger Agreement will be consummated as described in the form reviewed by us without any material amendments or modifications thereto and that all representations and warranties in the Merger Agreement of the parties thereto are true and accurate in all respects. We have also assumed that the Acquiror’s Board of Directors will continue to be constituted as contemplated by the Merger Agreement until at least the first anniversary of the consummation of the Transaction.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Target or Acquiror, have relied on it being complete and accurate in all material respects and we are not

Board of Directors of Viisage Technology Inc.

January 11, 2006

assuming any responsibility for independent verification of such information. We have not met with or had any discussions with any representatives of Acquiror or Target (other than members of their respective senior management) including Acquiror’s and Target’s independent accounting firms. We have not made any physical inspection or independent appraisal of any of the properties or assets of Target or Acquiror, have not made an independent appraisal or evaluation of Target’s or Acquiror’s assets or liabilities and have not been provided with such an evaluation or appraisal. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us as of the date of this letter. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on or consider events occurring after the date hereof. We are not expressing an opinion herein with respect to the prices at which Acquiror Common Stock or Target common stock may trade subsequent to disclosure or consummation of the Transaction. We have conducted only such reviews, analyses and inquiries as expressly indicated herein.

We have not provided advisory services to the Board of Directors of the Acquiror in connection with the Transaction and will not receive a fee for such services if the Transaction is consummated. We will receive a fee for providing this Opinion. Such fee is not contingent upon consummation of the Transaction. Acquiror has also agreed to reimburse our expenses incurred in rendering this Opinion and to indemnify us against certain liabilities arising out of our engagement in connection therewith. We have provided certain investment banking services unrelated to the Transaction to Acquiror from time to time and have received compensation in connection with such services. We do not actively trade the debt or equity securities of the Acquiror or Target for our own accounts or for the accounts of customers. We are regularly engaged in a broad range of investment banking and financial advisory activities, including activities relating to corporate finance, mergers and acquisitions, leveraged buyouts and private placements.

This letter does not constitute a recommendation to any director or stockholder as to how such director or stockholder should vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. This letter, including the contents hereof, is solely intended for the benefit and use of Acquiror’s Board of Directors and as such, other than the Acquiror’s registration statement filed with the SEC in connection with the Transaction (in which this Opinion may be included in whole but not in part), is not to be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, which shall not be unreasonably withheld.

Based upon the foregoing, including the various assumptions and limitations set forth herein, and in reliance thereon, it is our opinion that, as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of Acquiror’s Common Stock.

USBX ADVISORY SERVICES LLC

/s/    H. Brooks Dexter

H. Brooks Dexter

Senior Managing Director

Annex C

January 11, 2006

Board of Directors

Identix Incorporated

5600 Rowland Road

Minnetonka, MN 55343

Members of the Board:

We understand Identix Incorporated, a Delaware corporation (“Identix”), Viisage Technology, Inc., a Delaware corporation (“Viisage”), and Pegasus Acquisition Corp., a Delaware corporation and a wholly-owned special purpose subsidiary of Viisage, are entering into an Agreement and Plan of Re-organization as of January 11, 2006 (the “Agreement”). Pursuant to the Agreement, the special purpose subsidiary of Viisage shall merge with and into Identix, with Identix surviving as a wholly owned subsidiary of Viisage (the “Merger”). In the Merger, each outstanding share of common stock, par value $0.01 per share, of Identix (“Identix Common Stock”) will be converted into the right to receive 0.4727 share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Viisage (“Viisage Common Stock”).

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the shareholders of Identix Common Stock, of the Exchange Ratio defining that fractional share of Viisage Common Stock to be exchanged, pursuant to the Agreement, for each share of Identix Common Stock.

We are expressing no opinion as to what the public market trading value of Viisage Common Stock will be when issued to shareholders of Identix Common Stock pursuant to the Merger or the prices at which Identix Common Stock or Viisage Common Stock actually will trade at any time. Our opinion as expressed herein is limited solely to the fairness, from a financial point of view, of the Exchange Ratio, does not address any other terms or agreements relating to the Merger, and does not address the underlying business decision of Identix to engage in the Merger or the merits of the Merger relative to alternative transactions or strategies that may be available to Identix. Our opinion is not intended to be and does not constitute a recommendation to the Board of Directors of Identix or to any shareholder of Identix Common Stock as to how such shareholder should vote on or otherwise act with respect to the Merger.

Janney Montgomery Scott LLC has been engaged by Identix to render this opinion, and we will receive a fee for our services. This fee is not contingent upon consummation of the Merger. In addition, we have been engaged as financial advisor to Identix in connection with the Merger and will receive a fee for such advisory services, payment of which is contingent upon consummation of the Merger. Identix has agreed to indemnify us against certain potential liabilities in connection with our services and to reimburse us for certain expenses in connection with these services.

Our Equity Research Department publishes investment research on several publicly-owned companies in the biometric authentication industry, including Identix and Viisage. In 2004, Janney Montgomery Scott LLC was an underwriter of a public offering of Viisage Common Stock by Viisage. In the ordinary course of our business as a broker-dealer and a market maker in both Identix Common Stock and Viisage Common Stock, we may trade in such common stock for our own account and for the accounts of our customers and at any time may hold a long or short position in such common stock.

In developing our opinion, we, among other things, have: (i) reviewed Forms 10-K, 10-Q and other documents as filed with the Securities and Exchange Commission for the prior four fiscal quarters for both Identix and Viisage; (ii) analyzed certain internal financial and operating information concerning both Identix and Viisage (such information obtained from Identix and Viisage); (iii) discussed this financial and operating information, and our analyses thereof, with members of senior management of Identix and Viisage; (iv) reviewed publicly available

Board of Directors

Identix Incorporated

January 11, 2006

estimates of the respective future financial performance of Identix and Viisage, as well as those of certain public companies we deemed relevant and comparable to Identix and Viisage (such estimates obtained from our Equity Research Department and other third party providers of such estimates); (v) reviewed the historical market prices and trading activity for Identix Common Stock and Viisage Common Stock and compared them with those of certain publicly traded companies we deemed to be relevant and comparable to Identix and Viisage; (vi) compared the results of operations of Identix and Viisage with those of certain companies we deemed to be relevant and comparable to Identix and Viisage; (vii) compared the financial terms of the Merger with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Merger; (viii) reviewed the Agreement ; and (ix) reviewed such other financial studies and analyses, performed such other investigations, and taken into account such other matters as we deemed necessary, including an assessment of general economic, monetary and securities market conditions.

In connection with our undertakings and arriving at our opinion, we have not independently verified any information received from either Identix or Viisage, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances from the respective management of Identix and Viisage that they are not aware of any facts that would make such information misleading. We also have relied upon assurances from the respective management of Identix and Viisage that information provided to us has been prepared on reasonable bases, in accordance with industry practice, and, with respect to internal estimates of future financial and operating performance and other estimates of future business outlook, reflects the best currently available estimates, based on reasonable assumptions, of the respective management of Identix and Viisage. We express no opinion regarding any internal projections of future financial and operating performance or other estimates of future business outlook, nor do we express an opinion on the assumptions on which they are based.

We have not undertaken an independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Identix or Viisage are or may be subject, nor have we undertaken an independent valuation or appraisal of any of the assets or intellectual property of Viisage or Identix. As such, our opinion makes no assumption concerning, and therefore does not consider, any such matters.

We have assumed the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, and with full compliance with and satisfaction of all covenants and conditions without any waiver by any party of any material obligations thereunder. We have assumed the Merger will constitute a tax-free reorganization under §368 of the Internal Revenue Code of 1986, as amended. In arriving at our opinion, we have assumed all necessary regulatory and third party consents and approvals for the Merger will be obtained in a manner that will not adversely affect Identix and Viisage or alter the terms of the Merger. We express no opinion as to whether such consents and approvals or other conditions to the consummation of the Merger will be obtained or satisfied.

Our opinion is rendered on the basis of economic and market conditions prevailing and on the prospects, financial and otherwise, of Identix and Viisage known to us as of the date hereof. Subsequent developments may affect the conclusion expressed in our opinion if rendered as of a later date. Except if and to the extent reasonably requested by the Board of Directors, we have not agreed or undertaken to affirm or revise this opinion after the date hereof. We do not have any independent obligation to update, affirm or revise the opinion expressed herein.

This letter is for the benefit and use of the Board of Directors and may not be used for any other purpose without our prior written consent, except that this letter may be included in its entirety in any filing made by Identix or Viisage with the Securities and Exchange Commission with respect to the Merger.

Board of Directors

Identix Incorporated

January 11, 2006

Based upon and subject to the foregoing, as well as such other factors as we consider relevant, it is our opinion, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to shareholders of Identix Common Stock.

Sincerely,

/s/    James A. Simms

James A. Simms

Managing Director

Annex D

FIFTH CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

VIISAGE TECHNOLOGY, INC.

Viisage Technology, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

1.    The current name of the Corporation is Viisage Technology, Inc.

2.    The Corporation filed its original Certificate of Incorporation with the Secretary of State of Delaware on May 23, 1996. The original Certificate of Incorporation was restated by a Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 13, 1996, which was amended by Certificates of Amendment filed with the Secretary of State of Delaware on May 9, 2001, December 19, 2001, June 15, 2004 and December 16, 2005 (as amended, the “Certificate of Incorporation”). This Certificate of Amendment further amends the provisions of the Certificate of Incorporation.

3.    The Board of Directors of the Corporation duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the proposed amendments to the Certificate of Incorporation of the Corporation and declaring said amendments to be advisable. The stockholders of the Corporation duly adopted said proposed amendments in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.    The Certificate of Incorporation is hereby amended by changing Article I thereof so that, as amended, said Article shall be and read in its entirety as follows:

The name of the Corporation is                             .

5.    The Certificate of Incorporation is hereby amended by changing Article IV, Section 1 thereof so that, as amended, said Section shall be and read in its entirety as follows

Section 1.     Number of Shares.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Twenty-Seven Million (127,000,000) shares, of which (a) One Hundred Twenty-Five Million (125,000,000) shall be Common Stock, par value $0.001 per share (the “Common Stock”), and (b) Two Million (2,000,000) shall be Preferred Stock, par value $0.001 per share (the “Preferred Stock”). As set forth in this Article IV, the Board of Directors of the Corporation (the “Board of Directors”) is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series of Preferred Stock in the manner hereinafter set forth in this Article IV, and to fix or alter the number of shares comprising any such series and the designation thereof to the extent permitted by law.

Any and all such shares issued, and for which the full consideration has been paid or delivered, shall be deemed fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The Board of Directors is authorized to issue, from time to time, all or any portion of the capital stock of the Corporation, of any class, which may have been authorized but not issued or otherwise reserved for issue, to such person or persons and for such lawful consideration (including property or services at their fair value), as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

6.    The Certificate of Incorporation is hereby amended by changing Article VII, Section 3 thereof so that, as amended, said Section shall be and read in its entirety as follows

Section 3.    Number and Terms of Board of Directors.

(a) The number of Directors of the Corporation shall be twelve unless that number is changed by the prior approval of at least two-thirds of the members of the Board of Directors then in office and at least two-thirds of the independent members of the Board of Directors then in office.

(b) As used in this Certificate of Incorporation, an “independent” member of the Board of Directors shall be as defined by the rules and regulations of the principal exchange or national market on which the Common Stock is quoted or listed for trading.

(c) The Board of Directors shall be classified, with respect to the term for which they severally hold office, into three classes, as nearly equal in number as possible. One class of Directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 1997, another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 1998, and another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 1999. Members of each class shall hold office until their successors are elected and qualified or until their earlier resignation or removal. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of Directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

7.    The Certificate of Incorporation is hereby amended by changing Article VII, Section 4 thereof so that, as amended, said Section shall be and read in its entirety as follows

Section 4.    Vacancies.

Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of Directors or resulting from death, resignation, disqualification, removal or other causes, shall be filled by the Nominating and Governance Committee of the Board of Directors in accordance with Section 7 below. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation or removal. When the number of Directors is increased or decreased, the Board of Directors shall determine the class or classes to which the increased or decreased number of Directors shall be apportioned. No decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

8.    The Certificate of Incorporation is hereby amended by changing Article VII to add Section 7 thereto, which Section shall be and read in its entirety as follows

Section 7.    Nominating and Governance Committee.

The Board of Directors shall maintain a Nominating and Governance Committee comprised of members of the Board of Directors. The Nominating and Governance Committee shall act in accordance with a committee charter adopted by the Board of Directors. Notwithstanding the foregoing, the Nominating and Governance

Committee shall, in accordance with Section 141(a) of the General Corporation Law of the State of Delaware, have the full and exclusive power and authority otherwise conferred upon the Board of Directors to (i) evaluate candidates and nominate persons to stand for election at each annual meeting of stockholders, (ii) fill any vacancy created by the removal, resignation or retirement from the Board of Directors or the death of any Director; and (iii) upon any increase in the number of Directors, appoint any number of such additional Directors authorized in accordance with the requirements of this Certificate of Incorporation. All references to a “director” in Article VIII (Limitation of Liability) and Article IX (Indemnification) of this Certificate of Incorporation shall include any member of the Nominating and Governance Committee.

9.    The Certificate of Incorporation is hereby amended by changing Article X thereof so that, as amended, said Article shall be and read as follows

The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders, directors, officers or any other persons are granted subject to this reservation. No repeal, alteration or amendment of this Certificate of Incorporation shall be made unless the same is first approved by the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the Directors then in office, and thereafter approved by shareholders; provided that a resolution adopted by the affirmative vote of at least (i) two-thirds of the members of the Board of Directors then in office and (ii) two-thirds of the independent members of the Board of Directors then in office shall be required to repeal, alter or amend Article VII, Section 3(a) or Article VII, Section 7. Whenever any vote of the holders of capital stock is required, and in addition to any other vote of holders of capital stock that is required by law, the affirmative vote of the holders of at least two-thirds (or such greater proportion as may be required by law) of the total votes eligible to be cast by holders of capital stock with respect to such repeal, alteration or amendment, voting together as a single class, at a duly constituted meeting of stockholders called expressly for such purpose shall be required to repeal, alter or amend any provision of, or adopt any provisions inconsistent with, any provision of this Article X, Sections 2, 3 and 4 of Article IV, Article VI, Article VII, Article VIII or Article IX.

IN WITNESS WHEREOF, I have signed this Certificate this         th day of                             , 2006.

By:
Name: Office:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the General Corporation Law of the State of Delaware also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

The General Corporation Law of the State of Delaware also provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

The General Corporation Law of the State of Delaware also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

Article IX of the Company’s Certificate of Incorporation and Article 5 of the Company’s By-laws provide for mandatory indemnification of the Company’s directors and officers, and permissible indemnification of its employees and other agents, to the maximum extent permitted by the General Corporation Law of the State of Delaware. The Company has also entered into indemnification agreements with its directors and officers that require the Company, among other things, to indemnify these individuals against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The above discussion of the General Corporation Law of the State of Delaware and the Company’s Certificate of Incorporation, By-laws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, Certificate of Incorporation, By-laws and indemnification agreements.

The Company maintains liability insurance for the benefit of its directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Filed or Furnished Herewith	Description
2.1	(a)	Amended and Restated Asset Transfer Agreement, dated as of August 20, 1996, between Viisage Technology, Inc. and Lau Technologies.

2.2	(q)	Securities Purchase Agreement dated as of March 28, 2003 (the “Securities Purchase Agreement”) by and among Viisage Technology, Inc., ZN Vision Technologies AG and each of the Sellers named therein.

Exhibit No.	Filed or Furnished Herewith	Description
2.3	(q)	Amendment No. 1 to the Securities Purchase Agreement.

2.4	(q)	Amendment No. 2 to the Securities Purchase Agreement.

2.5	(r)	Amendment No. 3 to the Securities Purchase Agreement.

2.6	(s)	Stock Purchase Agreement dated as of February 14, 2004 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation and B.G. Beck.

2.7	(v)	Agreement and Plan of Merger dated as of October 5, 2004 by and among Viisage Technology, Inc., Imaging Automation, Inc. and Ireland Acquisition Corp.

2.8	(cc)	Agreement and Plan of Merger dated as of November 15, 2005 by and among Viisage Technology, Inc., Integrated Biometric Technology, Inc., Integrated Biometric Technology LLC, and the stockholders named therein.

2.9	(ee)	Agreement and Plan of Reorganization, dated as of January 11, 2006, by and among Viisage Technology, Inc., VIDS Acquisition Corp. and Identix Incorporated.

2.10	(hh)	Agreement and Plan of Merger, dated as of February 5, 2006, by and among Viisage Technology, Inc., SecuriMetrics, Inc. and VS Able Acquisition Corp.

3.1	(a)	Restated Certificate of Incorporation of Viisage Technology, Inc.

3.2	(j)	Second Certificate of Amendment to Restated Certificate of Incorporation of Viisage Technology, Inc.

3.3	(a)	By-Laws of Viisage Technology, Inc.

3.4	(b)	Certificate of Designation of series A convertible preferred stock.

3.5	(f)	Certificate of Designation of series B convertible preferred stock.

3.6	(y)	Third Certificate of Amendment to Restated Certificate of Incorporation of Viisage Technology, Inc. filed with the Secretary of State of Delaware on December 19, 2001.

3.7	(gg)	Fourth Certificate of Amendment to Restated Certificate of Incorporation of Viisage Technology, Inc. filed with the Secretary of State of Delaware on December 16, 2005.

3.8	(ff)	Form of Fifth Certificate of Amendment to Restated Certificate of Incorporation of Viisage Technology, Inc.

4.1	(a)	Specimen certificates for shares of Viisage Technology, Inc. Common Stock.

5.1	†	Opinion of Choate, Hall & Stewart LLP.

8.1	†	Tax Opinion of Choate, Hall & Stewart LLP.

8.2	†	Tax Opinion of Heller Ehrman LLP.

9.1	(dd)	Form of Voting Agreement among Viisage Technology, Inc. and certain stockholders of Identix dated January 11, 2006.

9.2	(dd)	Form of Voting Agreement among Identix Incorporated and certain stockholders of Viisage Technology, Inc. dated January 11, 2006.

10.1	(a)	Amended and Restated License Agreement, dated as of August 20, 1996, between Viisage Technology, Inc. and Lau Technologies.

10.2	(a)	Form of Administration and Services Agreement between Viisage Technology, Inc. and Lau Technologies.

10.3	(a)	Form of Use and Occupancy Agreement between Viisage Technology, Inc. and Lau Technologies.

Exhibit No.	Filed or Furnished Herewith	Description
10.4	(a)	License Agreement, dated as of August 20, 1996, between Viisage Technology, Inc. and Facia Reco Associates, Limited Partnership.

10.5	(r)	Second Amended and Restated 1996 Management Stock Option Plan.

10.6	(a)	Form of Option Agreement for the 1996 Management Stock Option Plan.

10.7	(f)	1996 Director Stock Option Plan, as amended.

10.8	(a)	Form of Option Agreement for the 1996 Director Stock Option Plan.

10.9	(a)	Contract between Viisage Technology, Inc. and Transactive, Inc. (relating to the New York Department of Social Services), dated as of December 8, 1994, as amended.

10.10	(a)	Subcontract between Viisage Technology, Inc. and Information Spectrum, Inc. (relating to the U.S. Immigration & Naturalization Service), dated as of October 19, 1995.

10.11	(a)	Contract between Viisage Technology, Inc. and the North Carolina Department of Transportation, dated as of April 26, 1996.

10.12	(c)	Contract between Viisage Technology, Inc. and the Illinois Secretary of State, dated June 2, 1997, as amended.

10.13	(d)	1997 Employee Stock Purchase Plan.

10.17	(f)	Securities Purchase Agreement dated June 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.18	(f)	Registration Rights Agreement dated June 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.19	(f)	Common Stock Purchase Warrants dated June 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.20	(f)	Subcontract Agreement, dated December 6, 1999 between Viisage Technology, Inc. and Compaq Computer Corporation.

10.21	(f)	Securities Purchase Agreement dated December 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.22	(f)	Registration Rights Agreement dated December 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.23	(f)	Common Stock Purchase Warrants, dated December 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.24	(f)	Securities Purchase Agreement, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.25	(f)	Registration Rights Agreement, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.26	(f)	Common Stock Purchase Warrant, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.27	(f)	Adjustable Common Stock Purchase Warrant, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.28	(f)	Letter Agreement, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.34	(h)	Pennsylvania Department of Transportation Contract, dated June 19, 2000.

10.36	(i)	Common Stock and Warrants Purchase Agreement among the Company and the Investors named therein, dated as of December 14, 2001 (including Exhibit B—Form of Warrant).

Exhibit No.	Filed or Furnished Herewith	Description
10.37	(i)	Form of Registration Rights Agreement among Viisage Technology, Inc. and the Investors named therein, dated as of December 14, 2001.

10.38	(k)	Asset Purchase Agreement dated as of January 10, 2002, by and between Viisage Technology, Inc. and Lau Acquisition Corporation d/b/a Lau Technologies.

10.39	(k)	Consulting Agreement dated as of January 10, 2002, by and between Viisage Technology, Inc. and Denis Berube.

10.40	(k)	Consulting Agreement dated as of January 10, 2002, by and between Viisage Technology, Inc. and Joanna Lau.

10.42	(l)	2001 Stock in Lieu of Cash Compensation for Directors Plan, as amended.

10.43	(n)	Employment agreement dated June 27, 2002 between Viisage Technology, Inc. and Bernard C. Bailey.

10.44	(n)	Employment agreement dated December 21, 2002 between Viisage Technology, Inc. and Jack Dillon.

10.45	(n)	Employment agreement dated December 21, 2002 between Viisage Technology, Inc. and William K. Aulet.

10.46	(n)	Employment agreement dated October 31, 2002 between Viisage Technology, Inc. and James P. Ebzery.

10.48	(m)	License and Distribution agreement dated May 11, 2002 between Viisage Technology, Inc. and Hummingbird Defense Systems, Inc.

10.51	(o)	Loan Agreement dated May 30, 2003 between Viisage Technology, Inc. and Lau Acquisition Corp.

10.52	(p)	Securities Purchase Agreement by and among Viisage Technology, Inc. and the purchasers named therein dated September 8, 2003.

10.53	(p)	Securities Purchase Agreement by and among Viisage Technology, Inc. and the purchasers named therein dated September 8, 2003.

10.54	(t)	Sublease dated February 13, 2004 between Viisage Technology, Inc. and eiStream Inc.

10.55	(t)	Consulting Agreement dated February 14, 2004 between Viisage Technology, Inc. and B.G. Beck.

10.56	(t)	Amended and Restated Secured Promissory Note dated February 27, 2004 between Viisage Technology, Inc., Trans Digital Technologies Corporation and B.G. Beck.

10.57	(t)	Letter Agreement dated September 8, 2003 between Viisage Technology, Inc., Seligman Communications and Information Fund, Inc., Seligman New Technologies Fund, Inc., Seligman New Technologies Fund II, Lau Technologies, Odeon Venture Capital AG, Christoph v.d. Malsburg, Thomas Martinetz and Stefan Gehlen.

10.58	(w)	Registration Rights Agreement dated as of February 14, 2004 by and between Viisage Technology, Inc. and B.G. Beck.

10.59	(v)	Registration Rights Agreement dated as of October 5, 2004 by and among Viisage Technology, Inc. and the stockholders named therein.

10.60	(x)	Loan and Security Agreement dated as of December 14, 2004 by and among Viisage Technology, Inc., Imaging Automation, Inc., Trans Digital Technologies Corporation, Biometrica Systems, Inc. and Citizens Bank of Massachusetts.

Exhibit No.	Filed or Furnished Herewith	Description
10.61	(y)	First Amendment to Loan and Security Agreement dated as of March 16, 2005 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation, Imaging Automation, Inc., Biometrica Systems, Inc. and Citizens Bank of Massachusetts.

10.62	(aa)	Second Amendment to Loan and Security Agreement dated as of March 16, 2005 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation, Imaging Automation, Inc., Biometrica Systems, Inc. and Citizens Bank of Massachusetts.

10.63	(bb)	Investment Agreement between Viisage Technology, Inc. and L-1 Investment Partners, LLC dated as of October 5, 2005.

10.64	(bb)	Form of First Warrant to be issued by Viisage Technology, Inc. to L-1 Investment Partners, LLC pursuant to the Investment Agreement.

10.65	(bb)	Form of Second Warrant to be issued by Viisage Technology, Inc. to L-1 Investment Partners, LLC pursuant to the Investment Agreement.

10.66	(bb)	Form of Registration Rights Agreement to be entered into by Viisage Technology, Inc. and L-1 Investment Partners, LLC.

10.67	(bb)	Voting Agreement between Viisage Technology, Inc. and Lau Acquisition Corp. dated as of October 5, 2005.

10.68	(bb)	Voting Agreement between Viisage Technology, Inc. and Mr. Buddy Beck dated as of October 5, 2005.

10.69	(bb)	Lock-Up Agreement between Viisage Technology, Inc. and Lau Acquisition Corp. dated as of October 5, 2005.

10.70	(cc)	Membership Interest Purchase Agreement dated as of November 15, 2005 by and among L-1 Investment Partners, LLC, Integrated Biometric Technology, Inc., Integrated Biometric Technology LLC, and the stockholders named therein.

10.71	(cc)	Assignment and Assumption Agreement dated as of November 15, 2005 by and between Viisage Technology, Inc. and Aston Capital Partners L.P.

10.72	(z)	Employment Agreement dated as of July 20, 2005 between Viisage Technology, Inc. and Bradley T. Miller.

10.73	*	Third Amendment to Loan and Security Agreement dated as of March 16, 2005 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation, Imaging Automation, Inc., Biometric Systems, Inc. and Citizens Bank of Massachusetts.

10.74	*	Letter Agreement dated as of February 13, 2006 between Viisage Technology, Inc. and Elliot J. Mark.

10.75	*	Letter Agreement dated as of February 13, 2006 between Viisage Technology, Inc. and Bernard C. Bailey.

10.76	*	Letter Agreement dated as of February 13, 2006 between Viisage Technology, Inc. and Bradley T. Miller.

21.1	(y)	Subsidiaries.

23.1	*	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm, with respect to Viisage Technology, Inc.

23.2	*	Consent of RINA Accounting Corporation, Independent Public Accounting Firm, with respect to SecuriMetrics, Inc.

23.3	*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to Identix Incorporated.

Exhibit No.	Filed or Furnished Herewith	Description
23.4	†	Consent of Choate, Hall & Stewart LLP (set forth in exhibit 5.1).

23.5	†	Consent of Heller Ehrman LLP.

24.1	*	Power of Attorney (set forth on page II-9).

99.1	*	Form of Proxy of Viisage Technology, Inc.

99.2	*	Form of Proxy of Identix Incorporated.

99.3	*	Consent of USBX Advisory Services, LLC, Financial Advisor to the board of directors of Viisage Technology, Inc. (set forth in Annex B).

99.4	*	Consent of Janney Montgomery Scott LLC, Financial Advisor to the board of directors of Identix Incorporated (set forth in Annex C).

99.5	†	Consent of Joseph Atick to be named as director of Viisage Technology, Inc.

99.6	†	Consent of Milton Cooper to be named as director of Viisage Technology, Inc.

99.7	†	Consent of Malcolm Gudis to be named as director of Viisage Technology, Inc.

99.8	†	Consent of John Lawler to be named as director of Viisage Technology, Inc.

NOTES TO EXHIBIT INDEX

Note	Description
*	Filed herewith.

†	To be filed by amendment.

(a)	Filed as an exhibit to Viisage Technology, Inc.’s Form S-1 Registration Statement (File No. 333-10649) dated November 4, 1996.

(b)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 27, 1999.

(c)	Amendment filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 1997.

(d)	Filed as appendix to October 10, 1997 Schedule 14C Information Statement.

(e)	Amendment filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 1998.

(f)	Amendment filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 1999.

(g)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000.
(h)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2000.

(i)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed December 20, 2001.

(j)	Filed as an exhibit to Viisage Technology, Inc.’s Registration Statement on Form S-3 (File No. 333-76560) filed January 10, 2002.

(k)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed January 25, 2002.

(l)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2001.

Note	Description

(m)	Filed as exhibit 10 to Viisage Technology, Inc.’s Registration Statement on Form S-3/A filed on September 30, 2002 and amended on 10/31/02.

(n)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2002.

(o)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed June 4, 2003.

(p)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed September 10, 2003.

(q)	Included as an Annex to Viisage Technology, Inc.’s definitive proxy statement on Schedule 14A filed on December 30, 2003 and incorporated herein by reference.

(r)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed January 30, 2004.

(s)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed February 27, 2004.

(t)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2003.

(u)	Included as an Annex to Viisage Technology, Inc.’s definitive proxy statement on Schedule 14A filed on April 16, 2004 and incorporated herein by reference.

(v)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed October 8, 2004.

(w)	Filed as an exhibit to Viisage Technology, Inc.’s Registration Statement on Form S-3 (File No. 333-121212) filed December 13, 2004.

(x)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed December 20, 2004.

(y)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2004.

(z)	Filed as an exhibit to Viisage Technology, Inc.’s Form S-1/A Registration Statement (File No. 333-121212) dated September 9, 2005.

(aa)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2005.

(bb)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed October 11, 2005.

(cc)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed November 15, 2005.

(dd)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed January 11, 2006.

(ee)	Included with Annex A to the joint proxy statement/ prospectus that is part of this registration statement.

(ff)	Included with Annex D to the joint proxy statement/ prospectus that is part of this registration statement.

(gg)	Included as an Annex to Viisage Technology, Inc.’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 16, 2005 and incorporated herein by reference.

(hh)	Included as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed February 5, 2006.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Billerica, state of Massachusetts, on February 14, 2006.

VIISAGE TECHNOLOGY, INC.

By:	/S/ BERNARD C. BAILEY
Bernard C. Bailey
President and Chief Executive Officer

Each person whose signature appears below constitutes and appoints Bernard C. Bailey, Elliot J. Mark and Charles J. Johnson, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to the registration statement on Form S-4, and to sign any and all additional registration statements relating to the same offering of securities as those that are covered by the registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/S/ BERNARD C. BAILEY Bernard C. Bailey	Chief Executive Officer (principal executive officer) and Director	February 14, 2006

/S/ BRADLEY T. MILLER Bradley T. Miller	Chief Financial Officer and Senior Vice President (principal financial officer and principal accounting officer)	February 14, 2006

/S/ ROBERT V. LAPENTA Robert V. LaPenta	Director	February 14, 2006

/S/ DENIS K. BERUBE Denis K. Berube	Director	February 14, 2006

/S/ B.G. BECK B.G. Beck	Director	February 14, 2006

/S/ ROBERT GELBARD Robert Gelbard	Director	February 14, 2006

/S/ CHARLES LEVINE Charles Levine	Director	February 14, 2006

Name and Signature	Title	Date

/S/ HARRIET MOUCHLY-WEISS Harriet Mouchly-Weiss	Director	February 14, 2006

/S/ PETER NESSEN Peter Nessen	Director	February 14, 2006

/S/ PAUL T. PRINCIPATO Paul T. Principato	Director	February 14, 2006

/S/ THOMAS J. REILLY Thomas J. Reilly	Director	February 14, 2006

/S/ GEORGE J. TENET George J. Tenet	Director	February 14, 2006

EXHIBIT INDEX

Exhibit No.	Filed or Furnished Herewith	Description
2.1	(a)	Amended and Restated Asset Transfer Agreement, dated as of August 20, 1996, between Viisage Technology, Inc. and Lau Technologies.

2.2	(q)	Securities Purchase Agreement dated as of March 28, 2003 (the “Securities Purchase Agreement”) by and among Viisage Technology, Inc., ZN Vision Technologies AG and each of the Sellers named therein.

2.3	(q)	Amendment No. 1 to the Securities Purchase Agreement.

2.4	(q)	Amendment No. 2 to the Securities Purchase Agreement.

2.5	(r)	Amendment No. 3 to the Securities Purchase Agreement.

2.6	(s)	Stock Purchase Agreement dated as of February 14, 2004 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation and B.G. Beck.

2.7	(v)	Agreement and Plan of Merger dated as of October 5, 2004 by and among Viisage Technology, Inc., Imaging Automation, Inc. and Ireland Acquisition Corp.

2.8	(cc)	Agreement and Plan of Merger dated as of November 15, 2005 by and among Viisage Technology, Inc., Integrated Biometric Technology, Inc., Integrated Biometric Technology LLC, and the stockholders named therein.

2.9	(ee)	Agreement and Plan of Reorganization, dated as of January 11, 2006, by and among Viisage Technology, Inc., VIDS Acquisition Corp. and Identix Incorporated.

2.10	(hh)	Agreement and Plan of Merger, dated as of February 5, 2006, by and among Viisage Technology, Inc., SecuriMetrics, Inc. and VS Able Acquisition Corp.

3.1	(a)	Restated Certificate of Incorporation of Viisage Technology, Inc.

3.2	(j)	Second Certificate of Amendment to Restated Certificate of Incorporation of Viisage Technology, Inc.

3.3	(a)	By-Laws of Viisage Technology, Inc.

3.4	(b)	Certificate of Designation of series A convertible preferred stock.

3.5	(f)	Certificate of Designation of series B convertible preferred stock.

3.6	(y)	Third Certificate of Amendment to Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 19, 2001.

3.7	(gg)	Fourth Certificate of Amendment to Restated Certificate of Incorporation of Viisage Technology, Inc. filed with the Secretary of State of Delaware on December 16, 2005.

3.8	(ff)	Form of Fifth Certificate of Amendment to Restated Certificate of Incorporation of Viisage Technology, Inc.

4.1	(a)	Specimen certificates for shares of Viisage Technology, Inc. Common Stock.

5.1	†	Opinion of Choate, Hall & Stewart LLP.

8.1	†	Tax Opinion of Choate, Hall & Stewart LLP.

8.2	†	Tax Opinion of Heller Ehrman LLP.

9.1	(dd)	Form of Voting Agreement among Viisage Technology, Inc. and certain stockholders of Identix dated January 11, 2006.

Exhibit No.	Filed or Furnished Herewith	Description
9.2	(cc)	Form of Voting Agreement among Identix Incorporated and certain stockholders of Viisage Technology, Inc. dated January 11, 2006.

10.1	(a)	Amended and Restated License Agreement, dated as of August 20, 1996, between Viisage Technology, Inc. and Lau Technologies.

10.2	(a)	Form of Administration and Services Agreement between Viisage Technology, Inc. and Lau Technologies.

10.3	(a)	Form of Use and Occupancy Agreement between Viisage Technology, Inc. and Lau Technologies.

10.4	(a)	License Agreement, dated as of August 20, 1996, between Viisage Technology, Inc. and Facia Reco Associates, Limited Partnership.

10.5	(r)	Second Amended and Restated 1996 Management Stock Option Plan.

10.6	(a)	Form of Option Agreement for the 1996 Management Stock Option Plan.

10.7	(f)	1996 Director Stock Option Plan, as amended.

10.8	(a)	Form of Option Agreement for the 1996 Director Stock Option Plan.

10.9	(a)	Contract between Viisage Technology, Inc. and Transactive, Inc. (relating to the New York Department of Social Services), dated as of December 8, 1994, as amended.

10.10	(a)	Subcontract between Viisage Technology, Inc. and Information Spectrum, Inc. (relating to the U.S. Immigration & Naturalization Service), dated as of October 19, 1995.

10.11	(a)	Contract between Viisage Technology, Inc. and the North Carolina Department of Transportation, dated as of April 26, 1996.

10.12	(c)	Contract between Viisage Technology, Inc. and the Illinois Secretary of State, dated June 2, 1997, as amended.

10.13	(d)	1997 Employee Stock Purchase Plan.

10.17	(f)	Securities Purchase Agreement dated June 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.18	(f)	Registration Rights Agreement dated June 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.19	(f)	Common Stock Purchase Warrants dated June 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.20	(f)	Subcontract Agreement, dated December 6, 1999 between Viisage Technology, Inc. and Compaq Computer Corporation.

10.21	(f)	Securities Purchase Agreement dated December 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.22	(f)	Registration Rights Agreement dated December 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.23	(f)	Common Stock Purchase Warrants, dated December 30, 1999 between Viisage Technology, Inc. and Shaar Fund Ltd.

10.24	(f)	Securities Purchase Agreement, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.25	(f)	Registration Rights Agreement, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

Exhibit No.	Filed or Furnished Herewith	Description
10.26	(f)	Common Stock Purchase Warrant, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.27	(f)	Adjustable Common Stock Purchase Warrant, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.28	(f)	Letter Agreement, dated March 10, 2000 between Viisage Technology, Inc. and Strong River Investments, Inc.

10.34	(h)	Pennsylvania Department of Transportation Contract, dated June 19, 2000.

10.36	(i)	Common Stock and Warrants Purchase Agreement among Viisage Technology, Inc. and the Investors named therein, dated as of December 14, 2001 (including Exhibit B—Form of Warrant).

10.37	(i)	Form of Registration Rights Agreement among Viisage Technology, Inc. and the Investors named therein, dated as of December 14, 2001.

10.38	(k)	Asset Purchase Agreement dated as of January 10, 2002, by and between Viisage Technology, Inc. and Lau Acquisition Corporation d/b/a Lau Technologies.

10.39	(k)	Consulting Agreement dated as of January 10, 2002, by and between Viisage Technology, Inc. and Denis Berube.

10.40	(k)	Consulting Agreement dated as of January 10, 2002, by and between Viisage Technology, Inc. and Joanna Lau.

10.42	(l)	2001 Stock in Lieu of Cash Compensation for Directors Plan, as amended.

10.43	(n)	Employment agreement dated June 27, 2002 between Viisage Technology, Inc. and Bernard C. Bailey.

10.44	(n)	Employment agreement dated December 21, 2002 between Viisage Technology, Inc. and Jack Dillon.

10.45	(n)	Employment agreement dated December 21, 2002 between Viisage Technology, Inc. and William K. Aulet.

10.46	(n)	Employment agreement dated October 31, 2002 between Viisage Technology, Inc. and James P. Ebzery.

10.48	(m)	License and Distribution agreement dated May 11, 2002 between Viisage Technology, Inc. and Hummingbird Defense Systems, Inc.

10.51	(o)	Loan Agreement dated May 30, 2003 between Viisage Technology, Inc. and Lau Acquisition Corp.

10.52	(p)	Securities Purchase Agreement by and among Viisage Technology, Inc. and the purchasers named therein dated September 8, 2003.

10.53	(p)	Securities Purchase Agreement by and among Viisage Technology, Inc. and the purchasers named therein dated September 8, 2003.

10.54	(t)	Sublease dated February 13, 2004 between Viisage Technology, Inc. and eiStream Inc.

10.55	(t)	Consulting Agreement dated February 14, 2004 between Viisage Technology, Inc. and B.G. Beck.

10.56	(t)	Amended and Restated Secured Promissory Note dated February 27, 2004 between Viisage Technology, Inc., Trans Digital Technologies Corporation and B.G. Beck.

10.57	(t)	Letter Agreement dated September 8, 2003 between Viisage Technology, Inc., Seligman Communications and Information Fund, Inc., Seligman New Technologies Fund, Inc., Seligman New Technologies Fund II, Lau Technologies, Odeon Venture Capital AG, Christoph v.d. Malsburg, Thomas Martinetz and Stefan Gehlen.

Exhibit No.	Filed or Furnished Herewith	Description
10.58	(w)	Registration Rights Agreement dated as of February 14, 2004 by and between Viisage Technology, Inc. and B.G. Beck.

10.59	(v)	Registration Rights Agreement dated as of October 5, 2004 by and among Viisage Technology, Inc. and the stockholders named therein.

10.60	(x)	Loan and Security Agreement dated as of December 14, 2004 by and among Viisage Technology, Inc., Imaging Automation, Inc., Trans Digital Technologies Corporation, Biometrica Systems, Inc. and Citizens Bank of Massachusetts.

10.61	(y)	First Amendment to Loan and Security Agreement dated as of March 16, 2005 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation, Imaging Automation, Inc., Biometrica Systems, Inc. and Citizens Bank of Massachusetts.

10.62	(aa)	Second Amendment to Loan and Security Agreement dated as of March 16, 2005 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation, Imaging Automation, Inc., Biometrica Systems, Inc. and Citizens Bank of Massachusetts.

10.63	(bb)	Investment Agreement between Viisage Technology, Inc. and L-1 Investment Partners, LLC dated as of October 5, 2005.

10.64	(bb)	Form of First Warrant to be issued by Viisage Technology, Inc. to L-1 Investment Partners, LLC pursuant to the Investment Agreement.

10.65	(bb)	Form of Second Warrant to be issued by Viisage Technology, Inc. to L-1 Investment Partners, LLC pursuant to the Investment Agreement.

10.66	(bb)	Form of Registration Rights Agreement to be entered into by Viisage Technology, Inc. and L-1 Investment Partners, LLC.

10.67	(bb)	Voting Agreement between Viisage Technology, Inc. and Lau Acquisition Corp. dated as of October 5, 2005.

10.68	(bb)	Voting Agreement between Viisage Technology, Inc. and Mr. Buddy Beck dated as of October 5, 2005.

10.69	(bb)	Lock-Up Agreement between Viisage Technology, Inc. and Lau Acquisition Corp. dated as of October 5, 2005.

10.70	(cc)	Membership Interest Purchase Agreement dated as of November 15, 2005 by and among L-1 Investment Partners, LLC, Integrated Biometric Technology, Inc., Integrated Biometric Technology LLC, and the stockholders named therein.

10.71	(cc)	Assignment and Assumption Agreement dated as of November 15, 2005 by and between Viisage Technology, Inc. and Aston Capital Partners L.P.

10.72	(z)	Employment Agreement dated as of July 20, 2005 between Viisage Technology, Inc. and Bradley T. Miller.

10.73	*	Third Amendment to Loan and Security Agreement dated as of March 16, 2005 by and among Viisage Technology, Inc., Trans Digital Technologies Corporation, Imaging Automation, Inc., Biometric Systems, Inc. and Citizens Bank of Massachusetts.

10.74	*	Letter Agreement dated as of February 13, 2006 between Viisage Technology, Inc. and Elliot J. Mark.

10.75	*	Letter Agreement dated as of February 13, 2006 between Viisage Technology, Inc. and Bernard C. Bailey.

10.76	*	Letter Agreement dated as of February 13, 2006 between Viisage Technology, Inc. and Bradley T. Miller.

Exhibit No.	Filed or Furnished Herewith	Description

21.1	(y)	Subsidiaries.

23.1	*	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm, with respect to Viisage Technology, Inc.

23.2	*	Consent of RINA Accounting Corporation, Independent Public Accounting Firm, with respect to SecuriMetrics, Inc.

23.3	*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to Identix Incorporated.

23.4	†	Consent of Choate, Hall & Stewart LLP (set forth in Exhibit 5.1).

23.5	†	Consent of Heller Ehrman LLP.

24.1	*	Power of Attorney (set forth on page II-9).

99.1	*	Form of Proxy of Viisage Technology, Inc.

99.2	*	Form of Proxy of Identix Incorporated.

99.3	*	Consent of USBX Advisory Services, LLC, Financial Advisor to the board of directors of Viisage Technology, Inc. (set forth in Annex B).

99.4	*	Consent of Janney Montgomery Scott LLC, Financial Advisor to the board of directors of Identix Incorporated (set forth in Annex C).

99.5	†	Consent of Joseph Atick to be named as director of Viisage Technology, Inc.

99.6	†	Consent of Milton Cooper to be named as director of Viisage Technology, Inc.

99.7	†	Consent of Malcolm Gudis to be named as director of Viisage Technology, Inc.

99.8	†	Consent of John Lawler to be named as director of Viisage Technology, Inc.

NOTES TO EXHIBIT INDEX

Note	Description
*	Filed herewith.

†	To be filed by amendment.

(a)	Filed as an exhibit to Viisage Technology, Inc.’s Form S-1 Registration Statement (File No. 333-10649) dated November 4, 1996.

(b)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 27, 1999.

(c)	Amendment filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 1997.

(d)	Filed as appendix to October 10, 1997 Schedule 14C Information Statement.

(e)	Amendment filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 1998.

(f)	Amendment filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 1999.

(g)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000.

(h)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2000.

(i)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed December 20, 2001.

(j)	Filed as an exhibit to Viisage Technology, Inc.’s Registration Statement on Form S-3 (File No. 333-76560) filed January 10, 2002.

(k)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed January 25, 2002.

(l)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2001.

(m)	Filed as exhibit 10 to Viisage Technology, Inc.’s Registration Statement on Form S-3/A filed on September 30, 2002 and amended on 10/31/02.

(n)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2002.

(o)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed June 4, 2003.

(p)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed September 10, 2003.

(q)	Included as an Annex to Viisage Technology, Inc.’s definitive proxy statement on Schedule 14A filed on December 30, 2003 and incorporated herein by reference.

(r)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed January 30, 2004.

(s)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed February 27, 2004.

(t)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2003.

(u)	Included as an Annex to Viisage Technology, Inc.’s definitive proxy statement on Schedule 14A filed on April 16, 2004 and incorporated herein by reference.

Note	Description
(v)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed October 8, 2004.

(w)	Filed as an exhibit to Viisage Technology, Inc.’s Registration Statement on Form S-3 (File No. 333-121212) filed December 13, 2004.

(x)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed December 20, 2004.

(y)	Filed as an exhibit to Viisage Technology, Inc.’s Report on Form 10-K for the year ended December 31, 2004.

(z)	Filed as an exhibit to Viisage Technology, Inc.’s Form S-1/A Registration Statement (File No. 333-121212) dated September 9, 2005.

(aa)	Filed as an exhibit to Viisage Technology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2005.

(bb)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed October 11, 2005.

(cc)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed November 15, 2005.

(dd)	Filed as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed January 11, 2006.

(ee)	Included as Annex A to the joint proxy statement/ prospectus that is part of this registration statement.

(ff)	Included as Annex D to the joint proxy statement/ prospectus that is part of this registration statement.

(gg)	Included as an Annex to Viisage Technology, Inc.’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 16, 2005 and incorporated herein by reference.

(hh)	Included as an exhibit to Viisage Technology, Inc.’s Current Report on Form 8-K filed February 5, 2006.